   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 2003



                                                     REGISTRATION NO. 333-110046

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                       INTERSTATE HOTELS & RESORTS, INC.
             (Exact name of registrant as specified in its charter)

                       DELAWARE                                              52-2101815
             (State or other jurisdiction                                 (I.R.S. Employer
          of incorporation or organization)                             Identification No.)

                             4501 N. FAIRFAX DRIVE
                              ARLINGTON, VA 22203
                                  703-387-3100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          CHRISTOPHER L. BENNETT, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                       INTERSTATE HOTELS & RESORTS, INC.
                             4501 N. FAIRFAX DRIVE
                              ARLINGTON, VA 22203
                                  703-387-3100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    COPY TO:

              RICHARD S. BORISOFF, ESQ.                             STEVEN L. LICHTENFELD, ESQ.
     PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP                        PROSKAUER ROSE LLP
             1285 AVENUE OF THE AMERICAS                                   1585 BROADWAY
                  NEW YORK, NY 10019                                     NEW YORK, NY 10036
                     212-373-3000                                           212-969-3000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this registration statement as determined by market conditions.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
-----------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
-----------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2003


PRELIMINARY PROSPECTUS

                       (INTERSTATE HOTELS & RESORTS LOGO)
                                9,500,000 SHARES
                                  COMMON STOCK
                            $             PER SHARE

                               ------------------


     Interstate Hotels & Resorts, Inc. is offering 8,500,000 shares of its common stock, and 1,000,000 shares of common stock are being offered by the selling stockholders described in this prospectus. We will not receive any of the proceeds from the sale of the shares of the selling stockholders. We have granted the underwriters an option to purchase up to 1,425,000 additional shares of our common stock to cover over-allotments.



     Our common stock is listed on the New York Stock Exchange under the trading symbol "IHR." The last reported sale price of our common stock on The New York Stock Exchange on November 7, 2003 was $6.07 per share.

                               ------------------
     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE BUYING ANY SHARES OF OUR COMMON STOCK, YOU SHOULD CAREFULLY READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 11.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ------------------

                                                               PER SHARE        TOTAL
                                                              ------------   ------------
Public offering price                                         $              $
Underwriting discount                                         $              $
Proceeds to us (before expenses)                              $              $
Proceeds to the selling stockholders (before expenses)        $              $


     The underwriters expect to deliver the shares to purchasers on or about
          , 2003.


                               ------------------
CITIGROUP



                     CREDIT LYONNAIS SECURITIES (USA) INC.

                                                                        SG COWEN
          , 2003.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE ARE ACCURATE AS OF ANY DATE OTHER THAN THEIR RESPECTIVE DATES.


                               ------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................   11
Caution Regarding Forward-Looking Statements................   23
Use of Proceeds.............................................   24
Dividend Policy.............................................   24
Price Range of Common Stock.................................   25
Capitalization..............................................   26
Dilution....................................................   27
Selected Historical Condensed Consolidated Financial
  Information...............................................   28
Unaudited Pro Forma Combined Financial Information..........   32
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   37
Business....................................................   62
Management..................................................   79
Principal and Selling Stockholders..........................   84
Certain Relationships and Related Transactions..............   87
Description of Capital Stock................................   91
United States Federal Income Tax Consequences...............   97
Underwriting................................................  100
Legal Matters...............................................  102
Experts.....................................................  102
Incorporation of Documents By Reference.....................  102
Where You Can Find More Information.........................  103
Index to Financial Statements...............................  F-1

                                    SUMMARY


     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the section describing the risks of investing in our common stock under the caption "Risk Factors." Except as the context otherwise requires, references to the "Company," "we," "our" or "us" are to Interstate Hotels & Resorts, Inc. and its subsidiaries. Some of the statements in this summary are forward-looking statements. For more information, please see "Caution Regarding Forward-Looking Statements." Unless otherwise indicated, the information in this prospectus assumes an offering price of $6.07 per share of common stock, which was the last reported sales price on the New York Stock Exchange on November 7, 2003, and does not include shares that the underwriters have the option to purchase to cover over-allotments.


                                  THE COMPANY

GENERAL

     Interstate Hotels & Resorts, Inc. is the largest U.S. hotel management company not affiliated with a hotel brand, measured by number of rooms under management. In our hotel management business, we generate revenues from fees we receive for managing a portfolio of upscale, full-service and premium limited-service hospitality properties. We own one hotel property and hold non-controlling joint venture equity interests in 28 of our managed properties. We also generate revenue from providing ancillary services in the hotel, resort, conference center and golf markets. The ancillary services we provide include insurance and risk management services, purchasing and project management services, information technology and telecommunications services and centralized accounting services. Through our BridgeStreet corporate housing division, we also generate revenues from the leasing of corporate long-term stay apartments.

     As of September 30, 2003, we managed 329 hotel properties, with 70,300 rooms in 44 states, the District of Columbia, Canada and Russia. As of September 30, 2003, we had 3,273 apartments under lease or management through our BridgeStreet corporate housing division in the United States, Canada, France and the United Kingdom.

     Our portfolio of managed properties is diversified by brand, franchise and ownership. We manage hotels with more than 30 franchise and brand affiliations and more than 50 independent hotels. We operate hotels for more than 70 different ownership groups, including individual investors, institutional investors, investment funds, such as Oak Hill Capital Partners, L.P., CNL Properties, Inc. and Northridge Capital, Inc., and public real estate investment trusts, such as MeriStar Hospitality Corporation, Host Marriott Corporation, Equity Inns, Inc. and FelCor Lodging Trust Incorporated.

OUR COMPANY


     Our Chairman, Paul Whetsell, formed CapStar Hotel Company in 1987 as a hotel management company. CapStar became an integrated hotel owner and manager and became publicly traded in 1996, acquiring 55 hotels from its formation to August 3, 1998 for an aggregate purchase price of more than $1.1 billion. Our Chief Executive Officer, Steven Jorns, formed American General Hospitality in 1981, which acquired 53 hotels from its formation to August 3, 1998 for an aggregate purchase price of more than $1.1 billion and became a publicly traded real estate investment trust, or REIT, in 1996. In August 1998, CapStar and American General merged to form MeriStar Hospitality. As a result of the merger, based on CapStar's hotel management business and that of American General's hotel management company, we were formed as a public company on August 3, 1998 as MeriStar Hotels & Resorts, Inc., or MeriStar Hotels, and became the operator of all of the hotels owned by MeriStar Hospitality and other hotels for third-party owners. After that merger, Mr. Whetsell became Chairman and Chief Executive Officer of MeriStar Hospitality and us, and Mr. Jorns became Vice Chairman of both companies. After that merger, the senior management teams of MeriStar Hospitality and MeriStar Hotels had several overlapping members, and the two companies shared a number of board members. MeriStar Hotels and

MeriStar Hospitality also entered into an intercompany agreement, which continues to govern the relationship between the two companies.



     On July 31, 2002, we merged with Interstate Hotels Corporation, or IHC, a hotel management company with a portfolio of more than 130 hotels under management, and changed our name to Interstate Hotels & Resorts, Inc. Because of the increase in the scale of our management business following that merger, MeriStar Hospitality and we began the process of separating the two senior management teams. In March 2003, Mr. Jorns began to take a more active role in our management and became our Chief Investment Officer. On October 22, 2003, Mr. Jorns replaced Mr. Whetsell as our Chief Executive Officer and resigned from the board of directors of MeriStar Hospitality. Mr. Whetsell remains as our Chairman and continues as the Chairman and Chief Executive Officer of MeriStar Hospitality. In addition, our board and MeriStar Hospitality's board have each formed special committees to explore further changes to the relationship between our two companies, including possible changes to the intercompany agreement.


     Our principal executive offices are located at 4501 N. Fairfax Drive, Arlington, VA 22203, and our telephone number is (703) 387-3100.

MARKET OPPORTUNITY


     We believe that it is an opportune time in the business cycle to acquire hotels. We believe that, due to the current depressed state of the hotel industry, there are motivated potential sellers of hotel properties. Industry forecasts, general economic forecasts and historical data lead us to believe that we are at or near the bottom of the economic and lodging industry cycle. Industry analysts predict revenue per available room will experience annual growth of 4.9% and 3.4% in 2004 and 2005, respectively, which they expect will be largely driven by improving supply and demand fundamentals for the U.S. lodging industry. Industry analysts also forecast annual net change in demand, as measured by average daily rooms sold, of 4.0% and 2.8% in 2004 and 2005, respectively, to outpace annual net change in supply of 1.3% and 1.5%, respectively. We believe that this combination of factors will provide opportunities to accelerate and enhance our growth plan.


GROWTH STRATEGY

     Since our formation, our activities have emphasized hotel management and joint venture hotel investment. We hold minority equity interests in 28 of our managed hotels and wholly own one hotel. Our minority investments include joint ventures with Oak Hill Capital Partners for 10 upscale, full-service hotels; with FelCor for eight premium, limited-service hotels; with CNL Properties for three premium, limited-service hotels; with Northridge Capital for one upscale, full-service hotel; and with private investors for six other properties. We believe significant opportunities exist to earn enhanced returns on investment through a combination of opportunistic investments in joint ventures with strong financial partners and management fees derived from those hotel investments.

     Our growth strategy, while accelerated as a result of the offering, will remain focused on leveraging our existing core competencies of operational expertise and hotel repositioning by:

     - Establishing new joint ventures with substantial equity participation. We intend to increase the number of joint venture property investments. Our joint venture investments allow us to increase our return on invested capital by providing potential returns from both the management fees and underlying real estate. Our target is to invest from 5-50% of the common equity in each joint venture, averaging 20-25%. We believe our willingness to provide substantial equity participation will further align our economic interest with that of our financial partners in each hotel property and will create a substantial number of additional joint venture opportunities. We will seek to acquire interests in upscale, full-service hotels, conference centers and resorts where we believe an opportunity exists to increase value through operating expertise, market recovery and repositioning. We may also seek select whole-ownership acquisitions which we will then market to joint venture partners.

      The joint ventures that we invest in will typically carry debt of 50-75% of project cost, averaging 60-65%. We plan to acquire properties with several financial partners, each of which focuses on separate defined property types. Northridge Capital was the partner for our most recent acquisition, the Sheraton Smithtown in Long Island, New York, in August 2003. Our current pipeline of potential hotel acquisitions is very active and includes several properties we believe we will purchase with Northridge Capital or other financial partners.


     - Seeking select whole-ownership acquisitions. We will seek select whole-ownership acquisitions where we believe opportunities for attractive returns exist. We believe these opportunities exist in certain executive conference centers and urban, upscale full-service independent hotels. We believe our sales and marketing leverage, our management expertise, and, for some properties, the use of our Doral brand can provide significant growth in these types of assets. Although our intercompany agreement with MeriStar Hospitality requires us, with some exceptions, to give MeriStar Hospitality the first opportunity to acquire any such hotel, we believe our business strategy will likely focus on properties that do not meet the criteria of the properties that MeriStar Hospitality has announced it intends to acquire. Properties we operate under the Doral brand are exempt from the first offer requirement under the intercompany agreement we have with MeriStar Hospitality. Minority investments in joint ventures made in connection with a management agreement are also exempt from the first offer requirement.



     - Developing our hotel management business and pursuing additional hotel management opportunities. We will continue to seek ways to improve our hotel management expertise through refinement of existing methods and judicious application of new technologies as they emerge. We also intend to aggressively grow our hotel management business by adding new contracts. We have added 12 new management agreements in 2003. However, the total number of hotels we manage has decreased by 62 hotels during 2003 primarily due to the sale of our leases with Winston Hotels and subsequent expiration of our temporary management relationship for those properties, the sale of RFS Hotel Investors, Inc. to CNL Hospitality and the sale of hotels by MeriStar Hospitality. We do not believe that the termination of the Winston and RFS portfolios will be material to our overall business due to an agreement with CNL to continue to manage 22 of the former RFS properties, the low economic value of the terminated management agreements and the efficiencies realized by the reduced need for operational support. In addition, the termination fees we will be receiving from MeriStar Hospitality in connection with the sale of their hotels help offset the economic effect of the reduction of the number of MeriStar Hospitality hotels we manage. We also plan to continue expanding the international portion of our hotel management business by focusing exclusively on four- and five-star properties located in Europe. We believe that the European market will provide opportunities for substantial growth over the next several years.



     - Growing management fees within our current portfolio of managed hotels. We believe our current portfolio of managed hotels has the potential for substantial growth in base and incentive management fees. Our base management fees are generally a percentage of total hotel revenue, typically 2.0-3.0%. Since 2001, our base management fees have decreased as a result of revenue reductions at our managed hotels. Our incentive fees are typically a percentage of net operating income over individual property thresholds. Since 2001, our incentive fees have decreased by over 65%, or approximately $10 million, as a result of economic conditions. In 2004 and beyond, industry forecasts indicate increasing year-over-year revenue growth over 2003, which would result in higher base and incentive management fees for us. Any resulting increased fees would likely produce substantial net cash flow since we expect to incur few incremental costs related to those fee increases.


     - Continuing to develop and expand our BridgeStreet corporate housing division through organic growth. We intend to expand BridgeStreet's corporate housing operations by increasing our local market share and attracting additional national accounts with our growing national and international network. The European and Canadian operations of BridgeStreet have been negatively impacted in

2003 by SARS and the war in Iraq. These markets are already recovering from those events and have the potential for increased demand beginning in 2004.

COMPETITIVE STRENGTHS

     We believe the following competitive strengths provide us with an opportunity to grow our business:


     - Extensive hotel operations and management expertise. As the largest U.S. hotel management company not affiliated with a hotel brand, we have assembled a well-qualified and experienced team of professionals, led by our Chief Executive Officer, Steven Jorns. We can apply that team's skills not only to serve our hotel management clients but also to identify properties suitable for significant equity investments through joint ventures. We manage a broad portfolio of properties, from upscale to premium limited-service properties, at varying stages of development and across multiple brands. We also serve a diverse group of owners. Because of our management expertise and experience with our diverse portfolio, we believe we are well-positioned to expand our hotel management business. In addition, through our corporate housing and hotel management businesses, we believe our experience in operating lodging and hotel businesses internationally gives us the ability to expand further into those markets as opportunities arise.


     - Stable and predictable cash flows from existing management agreements. The majority of our hotel management agreements have remaining terms of three years or longer, subject to termination upon sale. These provide us with stable and predictable sources of fees throughout their terms. Our management agreements with MeriStar Hospitality have terms expiring in January 2011, with three five-year renewal periods at our option. Although MeriStar Hospitality has announced plans to dispose of a number of hotels we manage, we expect to receive substantial termination fees, if the management agreements for those hotels are terminated. Those termination fees will be based on the fees we would have earned from managing those hotels.


     - Capital structure that provides significant growth potential. We will use the proceeds we receive from this offering initially to reduce our leverage by repaying term indebtedness outstanding under our senior credit facility. Based on estimated net proceeds of this offering of $48.2 million, giving effect to this offering as of September 30, 2003, we would have had a total of $82.8 million in outstanding indebtedness and total cash of $20.7 million. Our net income and Adjusted EBITDA for the twelve months ended September 30, 2003 were $0.2 million and $13.7 million, respectively. In addition to the $24.5 million we expect to have available for borrowing under our revolving credit facility following the offering, we believe that our relatively low leverage will enable us to incur and service sufficient additional indebtedness to fund our growth strategy for the foreseeable future. As a result, we plan to enter into a new senior credit agreement for up to $150 million in the next two to three months to replace our existing senior credit agreement and to refinance our $40.0 million subordinated term loan facility, which bore interest at a rate of 9.63% as of September 30, 2003. There can be no assurance, however, that we will enter into a new senior credit facility.


     - Ability to provide excellent management services. Following the merger of MeriStar Hotels and IHC, we have been able to combine the best practices of two companies with proven track records to provide excellent hotel operations and management services. We offer property owners Internet-based business information systems to provide real-time data for better yield management and cost control and a wide array of ancillary services, including national-scale purchasing.


     - Experienced senior management team. Our Chairman, our Chief Executive Officer and the other members of our senior management team are experienced in identifying appropriate hotel ownership opportunities and repositioning and revitalizing underperforming assets, having directed the acquisition of more than 108 hotel properties by MeriStar Hospitality and its predecessors, CapStar and American General.

RECENT DEVELOPMENTS


     Additional management agreements. Since January 1, 2003, we have entered into 12 new management agreements, including an agreement to manage the 183-room Crowne Plaza Hotel at JFK Airport in New York as well as long-term agreements to manage two hotels to be built in Melville, New York. We have also previously signed a management agreement for an upscale hotel property under development in Praia del Rey, Portugal, which is scheduled to open in December 2003.



     Management and board reorganization. Since the July 2002 merger between MeriStar Hotels and IHC, MeriStar Hospitality and we have been separating the senior management teams of the two companies to accommodate the increased scale of our management business following the merger. To further that objective, both MeriStar Hospitality and we have hired or promoted a number of individuals to senior management positions. On October 22, 2003, Steven Jorns, who was our Vice Chairman and Chief Investment Officer, replaced Paul Whetsell as our Chief Executive Officer, and John Emery, our former President who was also a director, resigned from both positions. Steven Jorns resigned from the board of directors of MeriStar Hospitality. Also on October 22, 2003, J. Taylor Crandall, who served on the boards of directors of both MeriStar Hospitality and us, resigned from our board of directors in order to further separate the two companies. On November 5, 2003, we announced that Robert Morse, who was our President, Hotel Operations had become our Chief Operating Officer. In addition, our board and MeriStar Hospitality's board have each formed special committees to explore further changes to the relationship between our two companies, including possible changes to the intercompany agreement.


     Joint venture hotel acquisition. On August 25, 2003, we completed our first acquisition with Northridge Capital, one of our joint-venture partners, of the 209-room Sheraton Long Island in Smithtown, New York. This high-quality, full service property is located in a strong metropolitan New York submarket. We also manage this property.

                                  THE OFFERING

Common stock offered by us....   8,500,000 shares

Common stock offered by the
selling stockholders..........   1,000,000 shares

Common stock outstanding
immediately after this
offering......................   29,201,548 shares


Use of proceeds...............   Our net proceeds from this offering are
                                 estimated to be approximately $48.2 million, or approximately $56.4 million if the underwriters exercise their over-allotment option in full, in each case, after deducting the estimated underwriting discount. We will not receive any proceeds from the sale of shares by the selling stockholders. We expect to use the net proceeds of this offering to repay indebtedness under our senior credit facility. For more information, please see "Use of Proceeds."


Ownership limitations.........   The amount of our common stock that may be
                                 beneficially owned is subject to limitations under our charter. See "Description of Capital
                                 Stock -- Restrictions on Ownership."

New York Stock Exchange
symbol........................   IHR

     In this prospectus, unless otherwise noted, the number of shares of common stock outstanding is as of September 30, 2003, and does not include:


     - 1,425,000 shares that the underwriters have the option to purchase to cover over-allotments;


     - 1,689,557 shares underlying options outstanding as of September 30, 2003, at a weighted average exercise price of $7.01 per share;

     - 1,642,503 shares available as of September 30, 2003 for grant under our employee and director incentive plans;

     - 275,595 shares for which Class A partnership units in Interstate Operating Company, L.P., our operating partnership, were redeemable as of September 30, 2003; and


     - 215,782 shares for which Preferred partnership units in Interstate Operating Company were redeemable as of September 30, 2003, based on an assumed value of our common stock of $6.07 per share.


                                  RISK FACTORS

     You should read the "Risk Factors" section beginning on page 11 to understand the risks associated with an investment in the common stock.

  SUMMARY HISTORICAL CONDENSED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL AND
                                   OTHER DATA


     Set forth in the following tables are summary historical consolidated and unaudited condensed pro forma financial and other data as of and for each of the periods specified. The unaudited condensed pro forma statement of operations and other operating data for the year ended December 31, 2002 and the nine months ended September 30, 2002 have been prepared by management and assume that the merger of MeriStar Hotels and IHC had occurred at January 1, 2002 and reflect adjustments related to the merger. MeriStar Hotels is the surviving corporation in the merger for legal purposes, but IHC was the acquiror for accounting purposes.


     The following table also sets forth selected historical condensed financial data for IHC as of and for the years ended December 31, 2000 and 2001.

     The accompanying historical condensed consolidated and other financial data should be read in conjunction with "Selected Historical Condensed Consolidated Financial Information," "Unaudited Pro Forma Combined Financial Information," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the historical condensed consolidated financial statements and the notes to those financial statements.


                                       YEAR ENDED DECEMBER 31,                     NINE MONTHS ENDED SEPTEMBER 30,
                            ----------------------------------------------     ---------------------------------------
                                      AS REPORTED                                     AS REPORTED
                            --------------------------------    PRO FORMA      -------------------------    PRO FORMA
                              2000         2001       2002        2002            2002          2003          2002
                            --------     --------   --------   -----------     -----------   -----------   -----------
                                                               (UNAUDITED)     (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Statement of Operations
  Data:
Revenue:
  Lodging revenue.........  $203,472(1)  $  4,426   $  2,908   $   70,883(2)    $  2,287      $  2,697      $ 70,262(2)
  Management fees.........    29,481       24,525     39,888       66,539         18,069        45,218        44,214
  Corporate housing.......        --           --     46,818      108,680         19,779        83,456        81,641
  Other revenue...........    13,159       15,074     17,313       17,388         16,026        10,607        16,101
                            --------     --------   --------   ----------       --------      --------      --------
                             246,112       44,025    106,927      263,490         56,161       141,978       212,218
Other revenue from managed
  properties..............   287,941      274,801    494,243      826,311        297,662       642,256       629,730
                            --------     --------   --------   ----------       --------      --------      --------
Total revenue.............   534,053      318,826    601,170    1,089,801        353,823       784,234       841,948
Operating expenses by
  department:
  Lodging expenses........   116,019(1)     2,647      2,139       36,415(2)       1,606         1,869        31,121
  Corporate housing.......        --           --     37,990       83,399         15,327        69,804        65,313
Undistributed operating
  expenses:
  Administrative and
    general...............    37,598       31,123     48,166       85,866         30,010        55,117        67,891
  Lease expense...........    88,594          482         --       27,569             --            --        27,569
  Depreciation and
    amortization..........    16,091       10,394     14,058       19,449          9,133        10,994        14,527
  Gain on Winston lease
    conversion............        --           --         --       (7,229)            --            --        (7,229)
  Merger and integration
    costs.................        --           --      9,363        8,006          5,653         3,344         4,296
  Restructuring costs.....        --           --     12,614       13,296         12,820            --        13,502
  Tender offer costs......        --           --      1,000        1,000          1,000            --         1,000
  Joint venture start-up
    costs(3)..............     2,096           --         --           --             --            --            --
Asset impairment and
  write-offs(4)...........    12,550        3,026      3,787        3,787             --           312            --
                            --------     --------   --------   ----------       --------      --------      --------
                             272,948       47,672    129,117      271,558         75,549       141,440       217,990

                                       YEAR ENDED DECEMBER 31,                     NINE MONTHS ENDED SEPTEMBER 30,
                            ----------------------------------------------     ---------------------------------------
                                      AS REPORTED                                     AS REPORTED
                            --------------------------------    PRO FORMA      -------------------------    PRO FORMA
                              2000         2001       2002        2002            2002          2003          2002
                            --------     --------   --------   -----------     -----------   -----------   -----------
                                                               (UNAUDITED)     (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Other expenses from
  managed properties......  $287,941     $274,801   $494,243   $  826,311       $297,662      $642,256      $629,730
                            --------     --------   --------   ----------       --------      --------      --------
Total operating
  expenses................   560,889      322,473    623,360    1,097,869        373,211       783,696       847,720
                            --------     --------   --------   ----------       --------      --------      --------
Net operating income
  (loss)..................   (26,836)      (3,647)   (22,190)      (8,068)       (19,388)          538        (5,772)
Interest expense (income)
  net.....................    (1,801)       1,635      5,595        9,825          3,474         7,187         7,704
Equity in (earnings) loss
  of affiliates...........       522        5,169      2,409        2,470          1,670           858         1,731
Conversion incentive
  payment -- convertible
  notes...................        --           --      7,307           --          7,307            --            --
Gain on Refinancing.......        --           --         --           --             --       (13,629)           --
                            --------     --------   --------   ----------       --------      --------      --------
Income (loss) before
  minority interest and
  income taxes............   (25,557)     (10,451)   (37,501)     (20,363)       (31,839)        6,122       (15,207)
Minority interest expense
  (benefit)...............   (10,719)         194       (197)        (699)           295           184          (207)
Income tax expense
  (benefit)...............    (5,935)      (3,295)    (1,133)     (10,002)           641         2,375        (8,308)
                            --------     --------   --------   ----------       --------      --------      --------
Net income (loss).........    (8,903)      (7,350)   (36,171)      (9,662)       (32,775)        3,563        (6,692)
Mandatorily redeemable
  preferred stock:
  Dividends...............       127          634        307           --            307            --            --
  Accretion...............        12           62        356           --            356            --            --
  Conversion incentive
    payment -- preferred
    stock.................        --           --      1,943           --          1,943            --            --
                            --------     --------   --------   ----------       --------      --------      --------
Net income (loss)
  available to common
  stockholders............  $ (9,042)    $ (8,046)  $(38,777)  $   (9,662)      $(35,381)     $  3,563        (6,692)
                            ========     ========   ========   ==========       ========      ========      ========
Weighted average number
  of:
  Basic shares of common
    stock outstanding
    (thousands)...........     5,956        5,704     13,563       20,261         11,277        20,612        20,208
  Diluted shares of common
    stock outstanding
    (thousands)...........     5,956        5,704     13,563       20,261         11,277        20,891        20,208
Net income (loss) per
  basic common share......  $  (1.52)    $  (1.41)  $  (2.86)  $    (0.48)      $  (3.14)     $   0.17      $  (0.33)
Net income (loss) per
  diluted common share....  $  (1.52)    $  (1.41)  $  (2.86)  $    (0.48)      $  (3.14)     $   0.17      $  (0.33)
Adjusted EBITDA
  (unaudited)(5)..........  $(10,745)    $  6,747   $ (8,132)  $   11,381        (10,255)       11,532         8,755
Net cash provided by (used
  in) operating
  activities:.............    10,080       (1,411)   (17,513)          --        (15,541)       18,124            --
Net cash provided by (used
  in) investing
  activities:.............   (11,378)      (1,066)    (5,023)          --         (3,779)      (13,683)           --
Net cash provided by (used
  in) financing
  activities..............    30,185       (9,810)    (9,622)          --         (6,783)        9,018            --
Total hotel data
  (unaudited):(6)
  Number of managed
    properties(7).........       160          134        393          393            401           329           401
  Number of managed
    rooms(7)..............    31,167       28,316     83,053       83,053         85,587        70,300        85,587

                                                                AS OF SEPTEMBER 30, 2003
                                                              ----------------------------
                                                              AS REPORTED   AS ADJUSTED(8)
                                                              -----------   --------------
                                                                 (DOLLARS IN THOUSANDS)
Balance Sheet Data (unaudited):
Cash and cash equivalents...................................   $ 20,672        $ 20,672
Total assets................................................    294,030         294,030
Total debt..................................................    131,004          82,789
Total equity................................................     81,890         130,105


---------------

(1) Until January 1, 2001, we leased substantially all of our hotels from Equity Inns, and Equity Inns received participating lease revenue from us, which represented a specified percentage of each hotel's revenue. Under the leases, we recorded all of the operating revenues and expenses of the hotels in our statements of operations, and Equity Inns recorded lease revenue earned under the lease agreements in its statement of operations. Effective January 1, 2001, in connection with changes permitted by the REIT Modernization Act, we assigned the hotel leases to newly created, wholly-owned, taxable REIT subsidiaries, and its taxable REIT subsidiaries entered into management agreements with us to manage the hotels. As a result of this change, Equity Inns' wholly-owned taxable REIT subsidiaries have assumed the operating risks and rewards of the hotels and now pay us a management fee to manage the hotels. After January 1, 2001, our revenue does not reflect operating revenues from those hotels. As a result, our operating results for the years ended after January 1, 2001 are not directly comparable to those for the years ended prior to January 1, 2001.


(2) Until July 1, 2002, MeriStar Hotels leased 47 hotels from Winston Hotels, a REIT, and Winston received participating lease revenue from MeriStar Hotels, which represented a specified percentage of each hotel's revenue. Under the leases, MeriStar Hotels recorded all of the operating revenues and expenses of the hotels in its statements of operations, and Winston recorded lease revenue in its statements of operations. As permitted under the REIT Modernization Act, Winston and MeriStar Hotels converted these participating leases into management contracts, and, after July 1, 2002, MeriStar Hotels' revenue and expenses do not reflect operating revenue and expenses from those hotels. These participating leases accounted for $67.9 million of lodging revenue in the pro forma year ended December 31, 2002 and the pro forma nine months ended September 30, 2002 and $29.5 million of lodging expenses in the pro forma year ended December 31, 2002 and the pro forma nine months ended September 30, 2002.


(3) Represents joint venture start-up costs of $2.1 million, net of a $0.8 million reimbursement from the joint venture, which include the legal, investment banking and other costs incurred by us in connection with the start-up of the joint venture.

(4) For 2000, the amount represents a non-cash impairment charge on the non-monetary exchange of our hotel lease contracts for management agreements. The lease contracts for the 75 hotels previously leased from Equity Inns were terminated and we entered into management agreements for 54 of the hotels formerly leased to us effective as of January 1, 2001.

    For 2001, the amount represents a non-cash impairment loss related to our 20% non-controlling equity interest in a partnership that owns the Renaissance Worldgate Hotel in Kissimmee, Florida.

    For 2002, the amount represents a non-cash impairment loss of $2.7 million to reduce the carrying value of our investment in FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P. to its estimated fair value.

    Also in 2002, we wrote off $1.1 million of certain intangible management contract assets, due to the termination of our management contracts on certain properties.


(5) Adjusted EBITDA represents earnings (losses) before interest, income tax expense (benefit), depreciation and amortization, mandatorily redeemable preferred stock dividends and accretion, and equity in loss of affiliates, on a consolidated basis. Adjusted EBITDA for the year ended December 31, 2000 and prior periods was calculated without giving effect to the 55% non-controlling interest in our subsidiary, Interstate Hotels LLC, owned by Wyndham International Inc. until October 31, 2000. Management believes that Adjusted EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, taxes, depreciation and amortization, which is generally equivalent to Adjusted EBITDA, and Adjusted EBITDA is unaffected by the debt and equity structure of the property owner. Adjusted EBITDA should not be considered as an alternative to net income under accounting principles generally accepted in the United States of America for purposes of evaluating our results of operations, does not represent cash flow from operations as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash flow needs. We more fully discuss Adjusted EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Non-GAAP Financial Measures."



     Adjusted EBITDA was calculated as follows for the periods indicated:


                                          YEAR ENDED DECEMBER 31,                   NINE MONTHS ENDED SEPTEMBER 30,
                               ----------------------------------------------   ---------------------------------------
                                         AS REPORTED                                   AS REPORTED
                               --------------------------------    PRO FORMA    -------------------------    PRO FORMA
                                  2000        2001       2002        2002          2002          2003          2002
                               -----------   -------   --------   -----------   -----------   -----------   -----------
                                                                  (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                         (DOLLARS IN THOUSANDS)
     Net Income (loss).......   $ (8,903)    $(7,350)  $(36,171)   $ (9,662)     $(32,775)     $  3,563       $(6,692)
     Adjustments:
      Depreciation and
        amortization.........     16,091      10,394     14,058      19,449         9,133        10,994        14,527
      Interest expense,
        net..................     (1,801)      1,635      5,595       9,825         3,474         7,187         7,704
      Equity in loss of
        affiliates...........        522       5,169      2,409       2,470         1,670           858         1,731
      Conversion incentive
       payment -- convertible
        notes................         --          --      7,307          --         7,307            --            --
      Gain on refinancing....         --          --         --          --            --       (13,629)           --
      Minority interest
        expense (benefit)....    (10,719)        194       (197)       (699)          295           184          (207)
      Income tax expense
        (benefit)............     (5,935)     (3,295)    (1,133)    (10,002)          641         2,375        (8,308)
                                --------     -------   --------    --------      --------      --------       -------
     Adjusted EBITDA
      (unaudited)............   $(10,745)    $ 6,747   $ (8,132)   $ 11,381      $(10,255)     $ 11,532       $ 8,755
                                ========     =======   ========    ========      ========      ========       =======


                               TWELVE MONTHS ENDED
                                  SEPTEMBER 30,
                                      2003
                               -------------------

     Net Income (loss).......        $   167
     Adjustments:
      Depreciation and
        amortization.........         15,919
      Interest expense,
        net..................          9,308
      Equity in loss of
        affiliates...........          1,597
      Conversion incentive
       payment -- convertible
        notes................             --
      Gain on refinancing....        (13,629)
      Minority interest
        expense (benefit)....           (308)
      Income tax expense
        (benefit)............            601
                                     -------
     Adjusted EBITDA
      (unaudited)............         13,655
                                     =======


(6) Represents all properties, including the previously leased hotels, for which we provided management or related services in 2002.

(7) As of the end of the periods presented.


(8) As adjusted to give effect to the offering as if it had occurred on September 30, 2003.

                                  RISK FACTORS

     An investment in our common stock entails a number of risks. You should consider carefully the risks described below and those described under "Caution Regarding Forward-Looking Statements," as well as those identified in our other filings with the SEC, including those documents incorporated herein by reference. If the events discussed in these risk factors occur, our business, financial condition, results of operations or cash flows could be materially adversely affected, and the market price of our common stock could be adversely affected.

RISKS RELATING TO OUR BUSINESS

  WE ENCOUNTER INDUSTRY RISKS RELATED TO OPERATING AND MANAGING HOTELS THAT COULD CAUSE OUR RESULTS OF OPERATIONS TO SUFFER.

     Various factors could adversely affect our ability to generate revenues on which our management fees are based. Our business is subject to all of the operating risks inherent in the lodging industry. These risks include, but are not limited to, the following:

     - changes in national, regional and local economic conditions;

     - cyclical overbuilding in the lodging industry;

     - varying levels of demand for rooms and related services;

     - competition from other hotels, resorts and recreational properties, some of which may have greater marketing and financial resources than we or the owners of the properties we manage have;

     - the creditworthiness of the owners of the hotels that we manage and the risk of bankruptcy by hotel owners;

     - dependence on business and commercial travelers and tourism, which may fluctuate and be seasonal;

     - decreases in air travel;

     - fluctuations in operating costs;

     - the recurring costs of necessary renovations, refurbishment and improvements of hotel properties;

     - fluctuations in demand resulting from threatened or actual acts of terrorism or hostilities;

     - changes in governmental regulations that influence or determine wages, prices and construction and maintenance costs; and

     - changes in interest rates and the availability of credit.

     Demographic, geographic or other changes in one or more markets could impact the convenience or desirability of the sites of some hotels, which would in turn affect the operations of those hotels.

  WE ENCOUNTER INDUSTRY-RELATED RISKS RELATED TO OUR INVESTMENTS IN AND OWNERSHIP OF HOTELS AND OTHER REAL ESTATE.

     As we hold or acquire interests in hotel properties, we are subject to the operating risks described in the immediately preceding risk factor. In addition, we will be exposed to risks and uncertainties associated with the ownership of hotels and real estate, including risks arising from:

     - changes in national, regional and local economic conditions;

     - changes in local real estate market conditions;

     - changes in the markets for particular types of assets;

     - changes in interest rates and in the availability, cost and terms of financing;

     - uninsured casualty and other losses;

     - labor disturbances or shortages of labor;

     - the ability of any joint ventures in which we invest to service any debt they incur and the risk of foreclosure associated with that debt;

     - present or future environmental legislation;

     - adverse changes in zoning or disability laws;

     - adverse changes in real estate tax assessments;

     - construction or renovation delays and cost overruns; and

     - limitations on our ability to quickly dispose of investments and respond to changes in the economic or competitive environment due to the relative illiquidity of real estate assets.

     Many of these factors will be beyond our control. As we expand through acquisition or development of real estate, the magnitude of these risks may increase. Any of these factors could have a material and adverse impact on the value of our assets or on the revenues that can be generated from those assets. In addition, due to the level of fixed costs required to operate upscale and select-service hotels, resorts and conference centers, significant expenditures necessary for the operation of these properties generally cannot be reduced when circumstances cause a reduction in revenue.

  AS WE ACQUIRE ADDITIONAL HOTELS, WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH, WHICH MAY HAVE AN ADVERSE IMPACT UPON OUR RESULTS OF OPERATIONS.

     As we expand through acquisitions or development of real estate, we plan to increase the size of our management proportionately with our growth. We may have difficulty integrating new personnel and managing our growth through acquisitions. As a result, management's attention and resources may be diverted from our existing operations. In addition, if we are unsuccessful in expanding our business, our personnel costs may be disproportionately high compared to our operations, which may have an adverse effect on our profitability.

  THE CURRENT ECONOMIC SLOWDOWN HAS ADVERSELY AFFECTED THE PERFORMANCE OF HOTELS AND, IF IT WORSENS OR CONTINUES, THESE EFFECTS COULD BE MATERIAL.

     The economic slowdown and the resulting declines in revenue per available room at the hotels we manage began in the first quarter of 2001. The decline in occupancy during 2001, 2002 and 2003 has led to declines in room rates as hotels compete more aggressively for guests. If the current economic slowdown worsens or continues for a protracted period of time, the declines in occupancy could also lead to further declines in average daily room rates and thereby have a material adverse effect on our operating results. The economic slowdown could also result in the disposition by hotel owners of hotels we manage, which could result in the loss of management contracts, which could have an adverse effect on our revenues. In addition, the economic slowdown may lead to an increased risk of bankruptcy by owners of hotels and/or foreclosures on the hotel properties, which may inhibit our ability to collect fees under our management agreements or may lead to their termination.

  OUR MANAGEMENT AGREEMENTS MAY BE TERMINATED OR NOT RENEWED UNDER VARIOUS CIRCUMSTANCES, INCLUDING IF THE PROPERTIES TO WHICH THEY RELATE ARE SOLD OR OTHERWISE DISPOSED OF BY THEIR OWNERS.

     If the owner of a property we manage disposes of the property, our management agreement may be terminated by the buyer. Similarly, if an owner of properties we manage is acquired, the subsequent owner may wish to terminate our management agreements. Although our management agreements with MeriStar Hospitality contain termination fee provisions, our management agreements with other owners generally have limited or no termination fees payable to us if a hotel is sold and the agreement is terminated. As of

September 30, 2003, approximately 100 of our management agreements had current terms scheduled to expire within two years.


     As of October 15, 2003, MeriStar Hospitality was the owner of 100 of the hotels that we manage. Since January 1, 2003, MeriStar Hospitality has sold seven hotels managed by us, five of which we no longer manage for the buyer. MeriStar Hospitality also announced plans to sell a further 35 of its 100 hotels, all of which we currently manage. Those 35 hotels, together with the five sold hotels we no longer manage, accounted for $2.3 million, or 5.7%, of our total management fees for the year ended December 31, 2002 and $4.3 million, or 9.5%, of our total management fees for the nine months ended September 30, 2003.


     Except in the case of five hotels currently owned by MeriStar Hospitality, if we are terminated as manager upon the sale of a MeriStar Hospitality's hotel, we will receive a termination fee. Any termination fee will be paid in thirty equal monthly installments, without interest, commencing the month following the termination. MeriStar Hospitality will be able to credit against any termination payments the present value of projected fees, discounted using a 10% rate, under any management agreements or leases entered into between MeriStar Hospitality and us since August 3, 1998; including, without limitation, the present value of any projected fees of any management agreements executed during the thirty-month period over which payments are made. Net of such offsets, as of September 30, 2003, we would be entitled to receive approximately $25.4 million of total termination fees with respect to the termination of management agreements for the five hotels sold by MeriStar Hospitality that we no longer manage and the 35 remaining hotels MeriStar Hospitality intends to sell. Our management agreements with other owners generally have limited or no termination fees due to us if our management agreement is terminated upon the sale of the hotel. We record termination fees as management fee revenue as they are received. The termination of management contracts as a result of hotel dispositions could therefore have an adverse effect on our revenues.

     MeriStar Hospitality may also terminate a management agreement if specified performance standards at the hotel are not met in consecutive calendar years. Based on current projections, we expect approximately six hotels that are not part of MeriStar Hospitality's announced asset disposition program may fail to meet performance standards in calendar year 2003, which would constitute the first year these performance standards were not met.


     On July 10, 2003, CNL Hospitality acquired RFS. We managed 50 of the 57 former RFS hotel properties. CNL has stated that they expect to terminate our management agreements for 28 of the former RFS properties and intend to enter into management agreements with hotel brand management companies. We expect the terminations of these existing agreements to occur by December 31, 2003. Total management fees from the 28 properties totaled approximately $1.0 million, or 1.6%, of our total management fees for the year ended December 31, 2002 and $2.0 million, or 4.3%, of our total management fees, for the nine months ended September 30, 2003. We will not receive any termination fees with respect to the management agreements being terminated by CNL.


  A HIGH PERCENTAGE OF THE HOTELS WE MANAGE ARE UPSCALE HOTELS, AND OUR BRIDGESTREET CORPORATE HOUSING DIVISION PRIMARILY SERVICES BUSINESS TRAVELERS AND HIGH-END LEISURE TRAVELERS, SO WE MAY BE PARTICULARLY SUSCEPTIBLE TO AN ECONOMIC DOWNTURN.

     Approximately 53% of the rooms our hotel management division manages are in hotels that are classified as upscale, full-service hotels. These hotels generally permit higher room rates. However, in an economic downturn, these hotels may be more susceptible to a decrease in revenues, as compared to hotels in other categories that have lower room rates. This characteristic may result from hotels in this segment generally targeting business and high-end leisure travelers. In periods of economic difficulties, business and leisure travelers may seek to reduce travel costs by limiting trips or seeking to reduce costs on their trips. The corporate housing segment is sensitive to economic conditions for the same reasons. Adverse changes in economic conditions and/or continued sluggishness in the economy could have a material adverse effect on our revenues and results of operations.

  DUE TO THE LONG-TERM LEASE OBLIGATIONS OF OUR BRIDGESTREET CORPORATE HOUSING DIVISION, WE MAY NOT BE ABLE TO ADJUST OUR COST STRUCTURE AS A RESULT OF CHANGES IN DEMAND FOR CORPORATE HOUSING.


     Our BridgeStreet corporate housing division has substantial commitments under long-term leases which may not be cancelled. As a result, if demand for corporate housing decreases, we may not be able to adjust our cost structure to react to a decrease in demand, which could have an adverse effect on our results of operations.


  ACTS OF TERRORISM, THE THREAT OF TERRORISM, THE ONGOING WAR AGAINST TERRORISM AND OTHER FACTORS HAVE IMPACTED AND WILL CONTINUE TO IMPACT THE HOTEL INDUSTRY AND ALL HOTEL COMPANIES' RESULTS OF OPERATIONS.

     The threat of terrorism has had and will, for the foreseeable future, continue to have a negative impact on hotel operations, causing lower than expected performance in a weak economy. The threat of terrorism has caused a significant decrease in hotels' occupancy and average daily rate due to disruptions in business and leisure travel patterns and concerns about travel safety. Major metropolitan area and airport hotels have been adversely affected due to concerns about air travel safety and a significant overall decrease in the amount of air travel, particularly transient business travel. Future outbreaks of hostilities could have a negative effect on air travel and on our business.

     The September 11, 2001 terrorist attacks were unprecedented in scope, and in their immediate, dramatic impact on travel patterns. We have not previously experienced events like the attacks, and it is currently not possible to accurately predict if and when travel patterns will be restored to pre-September 11th levels. While there have been improvements in operating levels from the period immediately following the attacks, the uncertainty associated with subsequent incidents and threats and the possibility of future attacks may continue to hamper business and leisure travel patterns. In addition, potential future outbreaks of Severe Acute Respiratory Syndrome or other diseases could have a material adverse effect on our revenues and results of operations due to decreased air travel and occupancy, especially in areas hard-hit by the disease.

  IF WE ARE UNABLE TO IDENTIFY ADDITIONAL APPROPRIATE REAL ESTATE ACQUISITION OR DEVELOPMENT OPPORTUNITIES AND TO ARRANGE THE FINANCING NECESSARY TO COMPLETE THESE ACQUISITIONS OR DEVELOPMENTS, OUR CONTINUED GROWTH COULD BE IMPAIRED.

     We will continually evaluate potential real estate development and acquisition opportunities. Any future acquisitions or developments will be financed through a combination of internally generated funds, additional bank borrowings from existing and new credit facilities and public offerings or private placements of equity or debt securities. The nature of any future financing will depend on factors such as the size of the particular acquisition or development and our capital structure at the time of a project. We may not be able to identify appropriate new acquisition or development opportunities and necessary financing may not be available on suitable terms, if at all.

     An important part of our growth strategy will be the investment in, and acquisition of hotels. Continued industry consolidation and competition for acquisitions could adversely affect our growth prospects going forward. We will compete for hotel and other investment opportunities with other companies, some of which will have greater financial or other resources than we have. Competitors may have a lower cost of capital and may be able to pay higher prices or assume greater risks than would be prudent for us to pay or assume. If we are unable to make real estate investments and acquisitions, our continued growth could be impaired.

     The terms of our intercompany agreement with MeriStar Hospitality will also restrict our ability to make some types of investments in real estate. For more information regarding these restrictions, please refer to the risk factor under the caption, "Our relationship with MeriStar Hospitality may lead to general conflicts of interest that adversely affect stockholders' interests."

  THE LODGING INDUSTRY AND CORPORATE HOUSING MARKET ARE HIGHLY COMPETITIVE.

     There is no single competitor or small number of competitors that are dominant either in the hotel management or corporate housing business. We operate in areas that contain numerous competitors, some of which may have substantially greater resources than we or the owners of properties we manage have, including Marriott International, Inc., Starwood Hotel & Resorts Worldwide, Inc. and Hilton Hotels Corporation. Competition in the lodging industry and corporate housing market is based generally on location, availability, room rates or corporate housing rates, range and quality of services and guest amenities offered. New or existing competitors could lower rates; offer greater conveniences, services or amenities; or significantly expand, improve or introduce new facilities in markets in which we compete. Any of these factors could adversely affect operations and the number of suitable business opportunities. In addition, we compete for hotel management contracts against numerous other companies, many of which may have more financial resources. These competitors include the management divisions of some of the major hotel brands as well as independent, non-brand affiliated hotel managers.

  OUR RELATIONSHIP WITH MERISTAR HOSPITALITY MAY LEAD TO GENERAL CONFLICTS OF INTEREST THAT ADVERSELY AFFECT STOCKHOLDERS' INTERESTS.

     We have historically had a close business relationship with MeriStar Hospitality, a real estate investment trust, or REIT, that, as of October 15, 2003, owned 100 of the properties we manage. Paul W. Whetsell is the Chief Executive Officer of MeriStar Hospitality and is the Chairman of both companies. Currently, our relationship with MeriStar Hospitality is governed by an intercompany agreement. That agreement restricts each party from taking advantage of some business opportunities without first presenting those opportunities to the other party.


     We and MeriStar Hospitality may have conflicting views on the manner in which we manage its hotels, as well as acquisitions and dispositions. As a result, Mr. Whetsell may be presented with several decisions which provides him the opportunity to benefit MeriStar Hospitality to our detriment or benefit us to the detriment of MeriStar Hospitality. Inherent potential conflicts of interest will be present in all of the numerous transactions between us and MeriStar Hospitality. In case of a potential conflict between us and MeriStar Hospitality, we form a special committee of our board of directors to consider the matter. Mr. Whetsell recuses himself from all decision-making and deliberations relating to the matter, as do any other directors with interests in the matter. Our board and MeriStar Hospitality's board have each formed special committees to explore further changes to the relationship between our two companies, including possible changes to the intercompany agreement.


     We have restrictions on our business and on our future opportunities that could affect our operations. Under the intercompany agreement, we will be prohibited from making real property investments that a REIT could make unless:

     - MeriStar Hospitality is first given the opportunity but elects not to pursue the investment;

     - the investment is on land already owned or leased by us or subject to a lease or purchase option in our favor;


     - we will operate the property under a trade name owned by us, including Doral; or


     - the investment is a minority investment made as part of a lease or management agreement arrangement by us.

     The intercompany agreement generally grants us a right of first refusal to become the manager of any real property acquired by MeriStar Hospitality. They will make this type of opportunity available to us only if MeriStar Hospitality determines that:

     - consistent with its status as a REIT, MeriStar Hospitality must enter into a management agreement with an unaffiliated third party with respect to the property;

     - we are qualified to be the manager of that property; and

     - MeriStar Hospitality decides not to have the property operated by the owner of a hospitality trade name under that trade name.

     If we and MeriStar Hospitality do not negotiate a mutually satisfactory management arrangement within approximately 30 days after MeriStar Hospitality provides us with written notice of the management opportunity, MeriStar Hospitality may offer the opportunity to others for a period of one year before it must again offer the opportunity to us.

     Because of the provisions of the intercompany agreement, we will be restricted in the nature of our business and the opportunities we may pursue. The terms of the intercompany agreement were not negotiated on an arms-length basis. Because our Chairman is also Chairman and Chief Executive Officer of MeriStar Hospitality, there is a potential conflict of interest with respect to the enforcement of the intercompany agreement to our benefit and to the detriment of MeriStar Hospitality, or to the benefit of MeriStar Hospitality and to our detriment. Furthermore, because of the independent trading of the two companies, stockholders in each company may have divergent interests that could lead to conflicts of interest. The divergence of interests could also reduce the anticipated benefits of our close relationship with MeriStar Hospitality.


     We may have conflicts relating to the sale of hotels subject to management agreements. With the exception of five hotels owned by it, MeriStar Hospitality will generally be required to pay a termination fee to us if it elects to sell or transfer a hotel to a person or entity that is not an affiliate of MeriStar Hospitality or if it elects to permanently close a hotel after a casualty and does not replace it with another hotel with a management fee equal to that payable under the management agreement to be terminated. Where applicable, the termination fee will equal the present value of the management fees payable during the remainder of the existing term of the management agreement, excluding renewal options, discounted using a 10% discount rate, based on fees payable during the previous twelve months. All of our current management agreements with MeriStar Hospitality have terms ending on January 1, 2011, with three five-year renewal periods at our option. Any termination fee will be paid in thirty equal monthly installments, without interest, commencing the month following the termination. We would be entitled to receive approximately $25.4 million of total termination fees with respect to the termination of management agreements with respect to the five hotels sold by MeriStar Hospitality that we no longer manage and the 35 remaining hotels MeriStar Hospitality intends to sell. MeriStar Hospitality's decision to sell a hotel may, therefore, have significantly different consequences for MeriStar Hospitality and us. MeriStar Hospitality will be able to credit against any termination payments the present value of projected fees, discounted using a 10% rate, under any management agreements or leases entered into between MeriStar Hospitality and us since August 3, 1998; including, without limitation, the present value of any projected fees of any management agreements executed during the thirty-month period over which payments are made.


     If MeriStar Hospitality no longer qualifies as a REIT or is otherwise permitted to manage and operate hotels, our hotel management business could be
adversely affected.   Because of the terms of the intercompany agreement with
MeriStar Hospitality, if MeriStar Hospitality in the future fails to qualify as a REIT, it could have a substantial adverse effect on those aspects of our business operations and business opportunities that depend on MeriStar Hospitality. For example, if MeriStar Hospitality ceases to qualify as a REIT, the requirement in the intercompany agreement that MeriStar Hospitality enter into management agreements with us would cease. In that case, although MeriStar Hospitality could not terminate existing contracts with us, it would have the right to operate newly acquired properties itself. We, however, would remain subject to all of the limitations on our operations contained in the existing management agreements. In addition, if there is a change in the Internal Revenue Code that would permit MeriStar Hospitality or one of its affiliates to operate hotels without adversely affecting MeriStar Hospitality's status as a REIT, MeriStar Hospitality would not be required to enter into future renewals of our management agreements. Furthermore, a change in control of MeriStar Hospitality could have a negative effect on us, since our working relationship with the new owner of those hotels may not be as close as our working relationship is with MeriStar Hospitality.

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

  OUR INTERNATIONAL OPERATIONS EXPOSE US TO ADDITIONAL RISKS.

     As we continue to grow our international presence, we are subject to various risks which include exposure to currency fluctuations, managing potential difficulties in enforcing contractual obligations and intellectual property rights and the burden of complying with a wide variety of laws and regulations and the effects of potential and actual international terrorism and hostilities. We are particularly sensitive to any factors that may influence international travel. In addition, we cannot be certain of the effect that changing political and economic conditions could have on our international hotel and corporate housing operations and on our ability to collect on loans to third-party owners overseas. Furthermore, the success of our international operations depends on our ability to attract and retain qualified management personnel who are familiar not only with our business and industry but also with the local commercial practices and economic environment.


     Three of the hotels we manage are located in Russia. The management contracts for the three Russian hotels accounted for approximately $4.1 million in net management fees, or approximately 10.0% of our management fees for the year ended December 31, 2002 and $0.8 million, or approximately 1.0% of our management fees for the nine months ended September 30, 2003. We are amortizing, over a five-year period, the costs incurred in obtaining the management contracts for the three hotels located in Russia. As of September 30, 2003, current unamortized costs were approximately $0.1 million. If these contracts are terminated, the unamortized costs would become due from the owner of these hotels. In addition, under the management contracts for the three hotels located in Russia, we agreed to fund loans to the hotel owners. As of September 30, 2003, we had loans outstanding in the amount of $0.3 million to these owners.


  THIRD-PARTY HOTEL OWNERS ARE NOT REQUIRED TO USE THE ANCILLARY SERVICES WE PROVIDE.

     In addition to traditional hotel management services, we offer to third-party hotel owners several ancillary services such as purchasing, project management, insurance and risk management, information technology and telecommunication services, and centralized accounting services. We expect to derive a portion of our revenues from these services. Our management contracts do not obligate third-party hotel owners to utilize these services, and the failure of hotel owners to utilize these services could adversely affect our overall revenues.

  WE MAY BE ADVERSELY AFFECTED BY THE LIMITATIONS IN OUR FRANCHISING AND LICENSING AGREEMENTS.

     We are the franchisee of some of the hotels we own and/or manage. In addition, we, with respect to hotels for which we are not the franchisee, may sign a manager acknowledgment agreement with the franchisor which details some of our rights and obligations with respect to the hotel and references the hotel's franchise agreement. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor system. Those limitations may conflict with our philosophy of creating specific business plans tailored to each hotel and to each market. Standards are often subject to change over time, in some cases at the discretion of the franchisor, and may restrict a franchisee's ability to make improvements or modifications to a hotel without the consent of the franchisor. In addition, compliance with standards could require a hotel owner to incur significant expenses or capital expenditures. Action or inaction by us or by the owner of a hotel could result in a breach of standards or other terms and conditions of the franchise agreements, and could result in the loss or cancellation of a franchise license. Loss of franchise licenses without replacement would likely have an adverse effect on revenues. In connection with terminating or changing the franchise affiliation of a hotel, the owner of the hotel may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operation or the underlying value of the hotel covered by the franchise due to the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. Franchise agreements covering the hotels we manage expire or terminate, without specified renewal rights, at various times and have differing remaining terms. As a condition to renewal, these franchise agreements frequently contemplate a renewal application process.

This process may require an owner to make substantial capital improvements to a hotel. Although the management agreements generally require owners to make capital improvements to maintain the quality of a property, we are not able to directly control the timing or amount of those expenditures.

     Some of the franchise agreements under which we operate and manage hotels restrict the franchisee's ability to own or operate another hotel within a specified territory or with regard to specific hotels. These limitations, if found to apply to us, may limit our ability to acquire new management agreements and potentially impair our continued growth.


  COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS COULD ADVERSELY AFFECT OPERATING RESULTS.



     Under various federal, state, local and foreign environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for noncompliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous or toxic substances. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The presence of these hazardous or toxic substances on a property could also result in personal injury or property damage or similar claims by private parties. In addition, the presence of contamination, or the failure to report, investigate or properly remediate contaminated property, may adversely affect the operation of the property or the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of those substances at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person. The operation and removal of underground storage tanks are also regulated by federal, state and local laws. In connection with the ownership and operation of hotels, the operators, such as us or the owners of those properties, could be held liable for the costs of remedial action for regulated substances and storage tanks and related claims. Activities have been undertaken to close or remove storage tanks located on the property of several of the hotels that we own or manage.



     Many of the hotels that we own or manage have undergone Phase I environmental site assessments, which generally provide a nonintrusive physical inspection and database search, but not soil or groundwater analyses, by a qualified independent environmental consultant. The purpose of a Phase I assessment is to identify potential sources of contamination for which the hotel owner or others may be responsible. The Phase I assessments have not revealed, nor are we aware of, any environmental liability or compliance concerns that we believe would have a material adverse effect on our results of operations or financial condition. Nevertheless, it is possible that these environmental site assessments did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which we are currently unaware.


     In addition, a significant number of the hotels we own or manage have been inspected to determine the presence of asbestos. Federal, state and local environmental laws, ordinances and regulations also require abatement or removal of asbestos-containing materials and govern emissions of and exposure to asbestos fibers in the air. Asbestos-containing materials are present in various building materials such as sprayed-on ceiling treatments, roofing materials or floor tiles at some of the hotels. Operations and maintenance programs for maintaining asbestos-containing materials have been or are in the process of being designed and implemented, or the asbestos-containing materials have been scheduled to be or have been abated, at those hotels at which we are aware that asbestos-containing materials are present. Any liability resulting from non-compliance or other claims relating to environmental matters could have a material adverse effect on our results of operations or financial condition.

  ASPECTS OF HOTEL, RESORT, CONFERENCE CENTER, CORPORATE HOUSING AND RESTAURANT OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATION, AND CHANGES IN REGULATIONS MAY HAVE SIGNIFICANT EFFECTS ON BUSINESS.

     A number of states regulate various aspects of hotels, resorts, conference centers, corporate housing and restaurants, including liquor licensing, by requiring registration, disclosure statements and compliance with specific standards of conduct. We believe we are substantially in compliance with these requirements or, in the case of liquor licenses, that we have or will promptly obtain the appropriate licenses. Managers of hotels and providers of corporate housing are also subject to employment laws, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of hotels and corporate housing units and could otherwise adversely affect results of operations or financial condition.

     Under the Americans with Disabilities Act, or ADA, all public accommodations in the U.S. are required to meet federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although owners of hotels we manage have invested significant amounts in ADA-required upgrades, a determination that the hotels we own or manage or the units leased by our BridgeStreet corporate housing division are not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants.

  THE LODGING BUSINESS IS SEASONAL.

     Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters. This may not be true, however, for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at the hotels we own or manage will cause quarterly fluctuations in revenues. Events beyond our control, such as extreme weather conditions, economic factors, geopolitical conflicts and other considerations affecting travel may also adversely affect earnings.

  IF WE FAIL TO RETAIN OUR EXECUTIVE OFFICERS AND KEY PERSONNEL, OUR BUSINESS WOULD BE HARMED.

     Our ability to maintain our competitive position will depend to a significant extent on the efforts and ability of our senior management, particularly our Chairman, Paul W. Whetsell and our Chief Executive Officer, Steven Jorns. Our future success and our ability to manage future growth will depend in large part upon the efforts of Messrs. Whetsell and Jorns and on our ability to attract and retain other highly qualified personnel. Competition for personnel is intense, and we may not be successful in attracting and retaining our personnel. Our inability to attract and retain other highly qualified personnel may adversely affect our results of operations and financial condition.

RISKS RELATING TO OUR CAPITAL STRUCTURE

  RESTRICTIONS IMPOSED BY OUR DEBT AGREEMENTS MAY LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY AND INCREASE THE RISK OF DEFAULT UNDER OUR DEBT OBLIGATIONS.

     We are a party to a senior credit facility and a subordinated credit facility that contain restrictive covenants. These restrictions include requirements to maintain financial ratios, which may significantly limit our ability to, among other things:

     - borrow additional money;

     - make capital expenditures and other investments;

     - pay dividends;

     - merge, consolidate or dispose of assets; and

     - incur additional liens.

     While we believe that our current business plan and outlook will provide sufficient liquidity to fund our operations, a significant decline in our operations could reduce our cash from operations and cause us to be in default under other covenants in our debt agreements, leaving us unable to use our senior credit facility to supply needed liquidity.


     As of September 30, 2003, we had approximately $87.3 million of outstanding indebtedness under our senior secured credit facility, with $24.5 million in availability, and approximately $40.0 million of outstanding indebtedness under our subordinated credit facility. The term loan and revolving portions of our senior secured credit facility mature on July 28, 2005, but at our option, the revolving portion of our senior secured credit facility may be extended for an additional year beyond the maturity date to July 28, 2006. The senior secured credit facility contains certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. The senior credit agreement also includes pledges of collateral, including the following:

     - ownership interests of all existing subsidiaries and unconsolidated entities as well as any future material subsidiary or unconsolidated entity;

     - owned hospitality properties; and

     - other collateral that was not prohibited to be pledged in any of our existing contracts/agreements.

     Our subordinated credit facility matures on January 31, 2006, but if the revolving portion of our senior secured credit facility is extended for an additional year, the subordinated credit facility will also be automatically extended one year to mature on January 31, 2007.

     We may, in the future, be required to refinance or negotiate an extension of the maturity of our senior secured credit facility or our subordinated credit facility. However, our ability to complete a refinancing or extension is subject to a number of conditions, many of which are beyond our control. For example, if there were a disruption in the financial markets because of a terrorist attack or other event, we may be unable to access the financial markets. Failure to complete a refinancing or extension of the senior secured credit facility would have a material adverse effect on us.

  A DEFICIT IN WORKING CAPITAL MAY REDUCE FUNDS AVAILABLE TO US FOR EXPANSION OF OUR BUSINESS.


     As of September 30, 2003, we had a deficit in working capital of $10.3 million. This deficit in working capital may require us to make borrowings under the senior secured credit facility to pay our current obligations. These borrowings will serve to reduce amounts available to us for pursuit of our business strategy of growing through securing additional management contracts and acquiring additional hotel, resort and conference center properties.


  OUR STOCKHOLDER RIGHTS PLAN, THE ANTI-TAKEOVER DEFENSE PROVISIONS OF OUR CHARTER DOCUMENTS AND THE LARGE OWNERSHIP STAKE OF AN INVESTOR GROUP MAY DETER POTENTIAL ACQUIRORS AND DEPRESS OUR STOCK PRICE.

     Under our stockholder rights plan, holders of our common stock hold one preferred share purchase right for each outstanding share of common stock they hold, exercisable under defined circumstances involving a potential change of control. The preferred share purchase rights have the antitakeover effect of causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Those provisions could have a material adverse effect on the premium that potential acquirors might be willing to pay in an acquisition or that investors might be willing to pay in the future for shares of our common stock.

     Provisions of Delaware law and of our charter and bylaws may have the effect of discouraging a third party from making an acquisition proposal for us. These provisions could delay, defer or prevent a transaction or a change in control of us under circumstances that could otherwise give the holders of our common stock the opportunity to realize a premium over the then-prevailing market prices of our common stock. These provisions include the following:

     - we are able to issue preferred shares with rights senior to our common stock;

     - our certificate of incorporation prohibits action by written consent of our stockholders, and our stockholders are not able to call special meetings;

     - our certificate of incorporation and bylaws provide for a classified board of directors;

     - our certificate of incorporation provides, with some exceptions, that holders of more than 35% of MeriStar Hospitality's equity stock may not own more than 9.9% of the shares of any class of our stock;

     - our directors are subject to removal only for cause and upon the vote of two-thirds of the outstanding shares of our common stock;

     - our bylaws require advance notice for the nomination of directors and for stockholder proposals;

     - we are subject to Section 203 of the Delaware General Corporation Law, which limits our ability to enter into business combination transactions with interested stockholders; and

     - specified provisions of our certificate of incorporation and bylaws may be amended only upon the affirmative vote of two-thirds of the outstanding shares.

     After giving effect to this offering, our principal investor group would beneficially own 5,805,824 shares of our common stock, representing approximately 19.9% of our outstanding common stock. The large stake of our principal investor group may make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of us.

  OUR PRINCIPAL INVESTOR GROUP, WHOSE INTERESTS MAY NOT BE ALIGNED WITH YOURS, MAY BE ABLE TO SIGNIFICANTLY INFLUENCE OUR AFFAIRS.


     Under our charter and board composition agreement, which expires on January 31, 2004, our principal investor group will include five individuals in the slate of 13 directors recommended for election as a director by our board of directors. See "Management -- Our Board Composition Agreement." There are currently 11 directors serving following the resignations of Messrs. Emery and Crandall. After giving effect to this offering, our principal investor group would beneficially own approximately 19.9% of our outstanding common stock. As a result, the principal investor group can significantly influence the election of our directors and the outcome of all matters submitted to a vote of stockholders, as well as our management, operations and policies. The interests of our principal investor group may not be fully aligned with yours and this could lead to a strategy that is not in your best interests.


RISKS RELATING TO THIS OFFERING


  PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE DILUTION, AS THE NET TANGIBLE BOOK VALUE OF THE SHARES OF COMMON STOCK WILL BE SUBSTANTIALLY LOWER THAN THE OFFERING PRICE.



     The public offering price of the shares of common stock is substantially higher than the net tangible book value per share of our common stock. As a result, each stockholder purchasing in this offering will experience immediate dilution of $6.78 per share of our common stock. Dilution is the difference between the offering price per share and the net tangible book value per share of common stock. For more information about how net tangible book value per share is calculated, please see "Dilution."


  BY EXERCISING THEIR REGISTRATION RIGHTS AND SELLING A LARGE NUMBER OF SHARES, OUR PRINCIPAL INVESTOR GROUP COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     Our principal investor group may cause the price of our common stock to decline by exercising their registration rights and selling common stock. After giving effect to this offering, our principal investor group would beneficially own 5,805,824 shares of our common stock, representing approximately 19.9% of our outstanding common stock. We are party to a registration rights agreement with our principal investor group that provides for demand and piggyback registration rights for the principal investor group's shares until they can be sold without restriction under Rule 144(k) under the Securities Act of 1933. By exercising its registration rights, our principal investor group may cause a large number of shares to be registered and sold in the public market. The selling stockholders are included in this registration statement as a result of the exercise of their rights under the registration rights agreement. The selling stockholders have entered into a lock-up agreement under which the selling stockholders, if this offering closes, have agreed not to sell any of their shares remaining after the offering during the 90 days after this offering or exercise their registration rights during that 90-day period. In addition, our directors and executive officers have entered into lock-up agreements under which they have agreed, subject to limited exceptions, not to sell their shares during the 90 days after this offering. See "Underwriting."



     Sales of substantial amounts of common stock or the perception that those sales could occur may adversely affect the market price for our common stock. At September 30, 2003, 1,689,557 shares of our common stock were issuable upon conversion or exercise of outstanding options and warrants, and an additional 228,986 shares were issuable upon redemption of outstanding limited partnership units in Interstate Operating Company, L.P., our operating partnership. All of our common stock is freely transferable, except for the shares of common stock held by persons deemed to be affiliates of us under Rule 144 under the Securities Act. Such sales, or the perception that these sales could occur, may have an adverse effect on the market price of our common stock.


  WE MAY NEVER PAY DIVIDENDS ON OUR COMMON STOCK, IN WHICH EVENT PURCHASERS' ONLY RETURN ON THEIR INVESTMENT, IF ANY, WILL OCCUR ON THE SALE OF OUR STOCK.

     We have not yet paid any dividends on our common stock, and we do not intend to do so in the foreseeable future. Future earnings, if any, will be used to fund our operations and growth.


  OUR ABILITY TO UTILIZE SOME OF OUR NET OPERATING LOSS CARRYFORWARDS MAY BE LIMITED.



     We believe that the utilization of net operating loss carryforwards of approximately $15 million arising since the date of the merger may be limited under provisions of the Internal Revenue Code as a result of the offering. Our profitability may be impacted negatively by an inability to utilize those carryforwards.

                  CAUTION REGARDING FORWARD-LOOKING STATEMENTS

     The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains or incorporates by reference "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements anticipating future growth in revenues, EBITDA and cash flow. Any statements in this document about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "projection," "would" and "outlook." Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus and the documents incorporated by reference into this prospectus. In addition to the risks related to our business, the factors that could cause actual results to differ materially from those described in the forward-looking statements include:

     - the current slowdown of the national economy;

     - economic conditions generally and the real estate market specifically;

     - the impact of the September 11, 2001 terrorist attacks and actual or threatened future terrorist incidents or hostilities;

     - the aftermath of the war with Iraq, continuing conflicts in that geographic region and related ongoing U.S. involvement;

     - international geopolitical difficulties or health concerns;

     - uncertainties associated with obtaining additional financing for future real estate projects and to undertake future capital improvements;

     - demand for, and costs associated with, real estate development and hotel rooms, market conditions affecting the real estate industry, seasonality of resort and hotel revenues and fluctuations in operating results;

     - changes in laws and regulations applicable to the Company, including federal, state or local hotel, resort, restaurant or land use regulations, employment, labor or disability laws and regulations and laws governing the taxation of real estate investment trusts;

     - legislative/regulatory changes, including changes to laws governing the taxation of REITs;

     - failure to renew essential management contracts or business leases;

     - competition from other hospitality companies, pricing pressures and variations in lease and room rental rates;

     - litigation involving antitrust, consumer and other issues; and

     - loss of any executive officer or failure to hire and retain highly qualified employees.

     These factors and the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made or incorporated by reference in this registration statement. You should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we do not undertake to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     For a more complete description of these factors, see "Risk Factors" in this prospectus.

                                USE OF PROCEEDS


     We estimate the net proceeds to us from the sale of the 8,500,000 shares of common stock offered by us under this prospectus will be approximately $48.2 million, after deducting underwriting discounts and commissions and the estimated expenses of the offering payable by us. We will receive no proceeds from the 1,000,000 shares of common stock to be sold by the selling stockholders. If the underwriters exercise their over-allotment option in full, the estimated net proceeds to us would be approximately $56.4 million.



     We will use the net proceeds to us from this offering first to repay outstanding amounts under the term loan under our senior credit agreement. The outstanding principal amount of the term loan was $63.8 million as of September 30, 2003. The term loan matures in July 2005 and bore interest at a rate of 5.17% per annum, as of September 30, 2003. Prior to final maturity, we are required to make quarterly amortization payments on the term loan of approximately $0.4 million each.



     Any remaining net proceeds to us will be used to repay amounts outstanding under the revolving credit facility under our senior credit agreement. The amount of outstanding borrowings under the revolving credit facility was $25.5 million as of November 3, 2003. The revolving credit facility matures in July 2005, with a one-year extension at our option and bore interest at a rate of 5.17% per annum, as of September 30, 2003.


                                DIVIDEND POLICY

     We have not paid any dividends on our common stock in the past and currently do not expect to pay dividends on our common stock in the future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings and financial condition, as well as economic and other conditions our board may deem relevant.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on the New York Stock Exchange under the symbol "IHR." The following table sets forth, for the periods indicated, the high and low closing prices of our common stock reported on the NYSE Composite Transaction Tape. Stock prices prior to July 31, 2002 reflect the adjusted closing price of "MMH", MeriStar Hotels & Resorts, Inc., the legal survivor of the merger between MeriStar Hotels and IHC.

     The 1:5 reverse stock split effected in connection with the merger of MeriStar Hotels with IHC on July 31, 2002 was applied to prior periods for comparative purposes.


                                                                HIGH     LOW
                                                               ------   -----
YEAR ENDED DECEMBER 31, 2001
  First Quarter.............................................   $13.55   $8.00
  Second Quarter............................................   $10.70   $7.45
  Third Quarter.............................................   $ 9.25   $4.35
  Fourth Quarter............................................   $ 4.90   $2.70
YEAR ENDED DECEMBER 31, 2002
  First Quarter.............................................   $ 4.25   $3.15
  Second Quarter............................................   $ 6.05   $3.85
  Third Quarter.............................................   $ 4.40   $2.45
  Fourth Quarter............................................   $ 4.87   $3.90
YEAR ENDED DECEMBER 31, 2003
  First Quarter.............................................   $ 5.05   $4.21
  Second Quarter............................................   $ 4.93   $4.16
  Third Quarter.............................................   $ 5.75   $4.77
  Fourth Quarter (through November 7, 2003).................   $ 6.75   $5.69



     As of September 30, 2003, there were 20,701,548 shares of our common stock issued and outstanding that were held by approximately 2,897 stockholders on record. On November 7, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $6.07 per share.

                                 CAPITALIZATION


     The following table set forth our cash position and capitalization as of September 30, 2003, on an actual basis and as adjusted to reflect the receipt of net proceeds in this offering, prior to deducting expenses and assuming no exercise of the underwriters' over-allotment option.


     You should read this information in conjunction with "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this prospectus.


                                                              AS OF SEPTEMBER 30, 2003
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $ 20,672      $ 20,672
                                                              ========      ========
Debt:
  Senior credit agreement(1)................................  $ 87,281      $ 39,066
  Promissory note due 2010(2)...............................     3,723         3,723
  Subordinated term loan(3).................................    40,000        40,000
                                                              --------      --------
Total debt..................................................   131,004        82,789
Stockholders' equity:
  Common stock(4)...........................................       207           292
  Treasury stock............................................       (69)          (69)
  Additional paid-in capital................................   139,332       187,462
  Accumulated other comprehensive loss......................       609           609
  Accumulated deficit(5)....................................   (58,189)      (58,689)
                                                              --------      --------
  Total stockholders' equity................................    81,890       129,605
                                                              --------      --------
  Total capitalization......................................  $212,894      $212,394
                                                              ========      ========


---------------

(1) The senior credit agreement consists of a $65.0 million term loan due July 28, 2005 and a $48.0 million revolving credit facility due on July 28, 2005, with a one year extension at our option. For more information about the senior credit agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Senior Credit Agreement."


(2) In March 2001, we entered into a promissory note with FelCor Lodging Trust Incorporated to fund the acquisition of a 50% non-controlling equity interest in two partnerships that own eight mid-scale hotels. Interest on the note is payable monthly at the rate of 12% per annum and the outstanding principal balance is due and payable on December 31, 2010.


(3) The subordinated term loan matures on January 31, 2006, but if the maturity of our revolving credit facility is extended for an additional year, the maturity of the subordinated term loan will also be automatically extended by one year to January 31, 2007. For more information about the subordinated term loan, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Subordinated Term Loan."


(4) 50,000,000 shares authorized, 20,701,548 actual shares issued and outstanding, 29,201,548 as adjusted shares issued and outstanding.



(5) Accumulated deficit as of September 30, 2003 As Adjusted includes the write-off of deferred financing costs of approximately $500,000 (net of taxes at 40%) related to the term loan under our senior credit agreement.

                                    DILUTION

     The net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of common stock outstanding. For investors in this offering, dilution is the difference between the public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock immediately after completing this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the net tangible book value per share attributable to the existing stockholders for the presently outstanding stock.


     On September 30, 2003, our net tangible book value prior to this offering was approximately $68.5 million, or approximately $(3.31) per share, based on 20,701,548 shares of common stock outstanding.


     This number does not include:


     - 1,425,000 shares that the underwriters have the option to purchase to cover over-allotments;


     - 1,689,557 shares underlying options outstanding as of September 30, 2003, at a weighted average exercise price of $7.01 per share;

     - 1,642,503 shares available as of September 30, 2003 for grant under our employee and director incentive plans; and

     - 275,595 shares for which Class A partnership units in Interstate Operating Company, L.P., our operating partnership, were redeemable as of September 30, 2003; and


     - 215,782 shares for which Preferred partnership units in Interstate Operating Company, L.P. were redeemable as of September 30, 2003, based on an assumed value of our common stock of $6.07 per share.



     As of September 30, 2003, without taking into account any changes in our net tangible book value subsequent to that date other than the sale of our common stock in this offering at the assumed public offering price of $6.07 per share, which was our closing price on November 7, 2003, after deducting the estimated underwriting discount and other offering expenses, the net tangible book value of each of the outstanding shares of common stock would have been $(0.71) after this offering. Therefore, new investors in our common stock would have paid $6.07 for a share of our common stock having a net tangible book value of approximately $(0.71) per share after this offering. That is, their investment would have been diluted by approximately $6.78 per share. At the same time, existing common stockholders would have realized an increase in net tangible book value of $2.60 per share after this offering without further cost or risk to themselves. The following table illustrates this per share dilution:



      Public offering price per share of common stock...........             $6.07 ...
      Net tangible book value per share as of September 30,
         2003...................................................  $  (3.31)
      Pro forma increase in net tangible book value per share
         attributable to investors in this offering.............      2.60
                                                                             --------
      Pro forma as adjusted net tangible book value per share
         after this offering....................................                (0.71)
                                                                             --------
      Dilution per share to new investors.......................             $6.78 ...
                                                                             ========

        SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The merger between MeriStar and IHC on July 31, 2002 was accounted for as a purchase of MeriStar Hotels by IHC using the purchase method of accounting. The merger was accounted for as a reverse acquisition with IHC as the accounting acquiror, and MeriStar Hotels as the surviving company for legal purposes. As a result, the historical financial information we present in the table below and in the accompanying consolidated financial statements represents the financial data for IHC prior to the merger, and for the combined company following the merger.

     The following table also sets forth selected condensed historical financial data for IHC, prior to the merger of IHCs' predecessor into Wyndham International, Inc., as the predecessor, for the period from January 1, 1998 to June 1, 1998, and for IHC, subsequent to the merger of IHC's predecessor into Wyndham, as the successor, as of December 31, 1998 and for the period from June 2, 1998 to December 31, 1998 and as of and for the years ended December 31, 1999, 2000, 2001 and 2002.

     The accompanying historical condensed consolidated and other financial data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

                                PREDECESSOR   SUCCESSOR
                                -----------   ---------
                                  JAN. 1,      JUNE 2,                                  SUCCESSOR
                                   1998         1998                    ------------------------------------------
                                  THROUGH      THROUGH
                                  JUNE 1,     DEC. 31,     COMBINED              YEAR ENDED DECEMBER 31,
                                -----------   ---------   -----------   ------------------------------------------
                                   1998         1998        1998(1)       1999       2000        2001       2002
                                -----------   ---------   -----------   --------   --------    --------   --------
                                                          (UNAUDITED)
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Statement of Operations Data:
Revenue:
Lodging revenue(2)............   $ 78,769     $115,153     $193,922     $194,388   $203,472(2) $  4,426   $  2,908
Management fees...............     18,018       22,763       40,781       33,275     29,481      24,525     39,888
Corporate housing.............         --           --           --           --         --          --     46,818
Other revenue.................      9,976       10,478       20,454       12,691     13,159      15,074     17,313
                                 --------     --------     --------     --------   --------    --------   --------
                                  106,763      148,394      255,157      240,354    246,112      44,025    106,927
Other revenue from managed
  properties..................         --           --           --           --    287,941     274,801    494,243
                                 --------     --------     --------     --------   --------    --------   --------
Total revenue.................    106,763      148,394      255,157      240,354    534,053     318,826    601,170
Operating expenses by
  department:
Lodging expenses..............     39,834       60,790      100,624      107,470    116,019(2)    2,647      2,139
Corporate housing.............         --           --           --           --         --          --     37,990
Undistributed operating
  expenses:
Administrative and general....     17,097       16,261       33,358       33,688     37,598      31,123     48,166
  Lease expense...............     34,515       51,165       85,680       89,174     88,594         482         --
  Depreciation and
    amortization..............      2,152       10,659       12,811       20,833     16,091      10,394     14,058
  Merger and integration
    costs.....................         --           --           --           --         --          --      9,363
  Restructuring costs.........         --           --           --           --         --          --     12,614
  Tender offer costs..........         --           --           --           --         --          --      1,000
  Joint Venture start-up
    costs(3)..................         --           --           --           --      2,096          --         --
  Asset impairment and write-
    offs(4)...................         --           --           --       16,406     12,550       3,026      3,787
                                 --------     --------     --------     --------   --------    --------   --------
                                   93,598      138,875      232,473      267,571    272,948      47,672    129,117
Other expenses from managed
  properties..................         --           --           --           --    287,941     274,801    494,243
                                 --------     --------     --------     --------   --------    --------   --------
Total operating expenses......     93,598      138,875      232,473      267,571    560,889     322,473    623,360
                                 --------     --------     --------     --------   --------    --------   --------
Net operating income (loss)...     13,165        9,519       22,684      (27,217)   (26,836)     (3,647)   (22,190)
Interest expense (income),
  net.........................       (165)        (255)        (420)      (1,359)    (1,801)      1,635      5,595
Equity in (earnings) loss of
  affiliates..................       (513)      (1,526)      (2,039)      (1,525)       522       5,169      2,409
Loss on sale of investment in
  hotel real estate(5)........         --           --           --          876         --          --         --
Conversion incentive
  payment -- convertible
  notes.......................         --           --           --           --         --          --      7,307
Gain on refinancing...........         --           --           --           --         --          --         --
                                 --------     --------     --------     --------   --------    --------   --------


                                     SUCCESSOR
                                -------------------
                                    NINE MONTHS
                                ENDED SEPTEMBER 30,
                                -------------------
                                  2002       2003
                                --------   --------
                                    (UNAUDITED)
                                    (DOLLARS IN
                                 THOUSANDS, EXCEPT
                                PER SHARE AMOUNTS)
Statement of Operations Data:
Revenue:
Lodging revenue(2)............  $  2,287   $  2,697
Management fees...............    18,069     45,218
Corporate housing.............    19,779     83,456
Other revenue.................    16,026     10,607
                                --------   --------
                                  56,161    141,978
Other revenue from managed
  properties..................   297,662    642,256
                                --------   --------
Total revenue.................   353,823    784,234
Operating expenses by
  department:
Lodging expenses..............     1,606      1,869
Corporate housing.............    15,327     69,804
Undistributed operating
  expenses:
Administrative and general....    30,010     55,117
  Lease expense...............        --         --
  Depreciation and
    amortization..............     9,133     10,994
  Merger and integration
    costs.....................     5,653      3,344
  Restructuring costs.........    12,820         --
  Tender offer costs..........     1,000         --
  Joint Venture start-up
    costs(3)..................        --         --
  Asset impairment and write-
    offs(4)...................        --        312
                                --------   --------
                                  75,549    141,440
Other expenses from managed
  properties..................   297,662    642,256
                                --------   --------
Total operating expenses......   373,211    783,696
                                --------   --------
Net operating income (loss)...   (19,388)       538
Interest expense (income),
  net.........................     3,474      7,187
Equity in (earnings) loss of
  affiliates..................     1,670        858
Loss on sale of investment in
  hotel real estate(5)........        --         --
Conversion incentive
  payment -- convertible
  notes.......................     7,307         --
Gain on refinancing...........        --    (13,629)
                                --------   --------

                                PREDECESSOR   SUCCESSOR
                                -----------   ---------
                                  JAN. 1,      JUNE 2,                                  SUCCESSOR
                                   1998         1998                    ------------------------------------------
                                  THROUGH      THROUGH
                                  JUNE 1,     DEC. 31,     COMBINED              YEAR ENDED DECEMBER 31,
                                -----------   ---------   -----------   ------------------------------------------
                                   1998         1998        1998(1)       1999       2000        2001       2002
                                -----------   ---------   -----------   --------   --------    --------   --------
                                                          (UNAUDITED)
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Income (loss) before minority
  interest and income taxes...     13,843       11,300       25,143      (25,209)   (25,557)    (10,451)   (37,501)
Minority interest expense
  (benefit)...................         24          209          233      (12,514)   (10,719)        194       (197)
Income tax expense
  (benefit)...................      5,528        4,436        9,964       (5,078)    (5,935)     (3,295)    (1,133)
                                 --------     --------     --------     --------   --------    --------   --------
Net income (loss).............      8,291        6,655       14,946       (7,617)    (8,903)     (7,350)   (36,171)
Mandatorily redeemable
  preferred stock:
Dividends.....................         --           --           --           --        127         634        307
Accretion.....................         --           --           --           --         12          62        356
Conversion incentive
  payment -- preferred
  stock.......................         --           --           --           --         --          --      1,943
                                 --------     --------     --------     --------   --------    --------   --------
Net income (loss) available to
  common stockholders.........   $  8,291     $  6,655     $ 14,946     $ (7,617)  $ (9,042)   $ (8,046)  $(38,777)
                                 ========     ========     ========     ========   ========    ========   ========
Weighted average number of:(6)
  Basic shares of common stock
    outstanding (thousands)...         --           --           --           --      5,956       5,704     13,563
  Diluted shares of common
    stock outstanding
    (thousands)...............         --           --           --           --      5,956       5,704     13,563
  Net income (loss) per basic
    common share..............         --           --           --           --   $  (1.52)   $  (1.41)  $  (2.86)
  Net income (loss) per
    diluted common share......         --           --           --           --   $  (1.52)   $  (1.41)  $  (2.86)
Adjusted EBITDA
  (unaudited)(7)..............   $ 15,317     $ 20,178     $ 35,495     $ (7,260)  $(10,745)   $  6,747     (8,132)
Net cash provided by (used in)
  operating activities:.......     18,359        9,593       27,952       23,793     10,080      (1,411)   (17,513)
Net cash provided by (used in)
  investing activities:.......      2,674      (27,707)     (25,033)     (10,121)   (11,378)     (1,066)    (5,023)
Net cash provided by (used in)
  financing activities........    (19,298)      15,599       (3,699)       7,116     30,185      (9,810)    (9,622)
Total Hotel Data
  (unaudited):(8)
  Number of managed
    properties(9).............         --           --          176          158        160         134        393
  Number of managed rooms(9)..         --           --       35,214       29,379     31,167      28,316     83,053
Balance Sheet Data (at end of
  period):
Cash and cash equivalents.....         --     $  1,652     $  1,652     $ 22,440   $ 51,327    $ 39,040   $  7,054
Total assets..................         --      161,157      161,157      142,459    143,523     108,669    280,681
Long-term debt................         --           --           --           --     45,163      39,380    132,614
Mandatorily redeemable
  preferred stock.............         --           --           --           --      4,258       5,070         --
Total equity..................         --       92,607       92,607       60,006     51,858      42,035     76,426


                                     SUCCESSOR
                                -------------------
                                    NINE MONTHS
                                ENDED SEPTEMBER 30,
                                -------------------
                                  2002       2003
                                --------   --------
                                    (UNAUDITED)
                                    (DOLLARS IN
                                 THOUSANDS, EXCEPT
                                PER SHARE AMOUNTS)
Income (loss) before minority
  interest and income taxes...    31,839      6,122
Minority interest expense
  (benefit)...................       295        184
Income tax expense
  (benefit)...................       641      2,375
                                --------   --------
Net income (loss).............    32,775      3,563
Mandatorily redeemable
  preferred stock:
Dividends.....................       307         --
Accretion.....................       356         --
Conversion incentive
  payment -- preferred
  stock.......................     1,943         --
                                --------   --------
Net income (loss) available to
  common stockholders.........  $(35,381)  $  3,563
                                ========   ========
Weighted average number of:(6)
  Basic shares of common stock
    outstanding (thousands)...    11,277     20,612
  Diluted shares of common
    stock outstanding
    (thousands)...............    11,277     20,891
  Net income (loss) per basic
    common share..............  $   3.14   $   0.17
  Net income (loss) per
    diluted common share......  $   3.14   $   0.17
Adjusted EBITDA
  (unaudited)(7)..............   (10,255)    11,532
Net cash provided by (used in)
  operating activities:.......   (15,541)    18,124
Net cash provided by (used in)
  investing activities:.......    (3,779)   (13,683)
Net cash provided by (used in)
  financing activities........    (6,783)     9,018
Total Hotel Data
  (unaudited):(8)
  Number of managed
    properties(9).............       401        329
  Number of managed rooms(9)..    85,587     70,300
Balance Sheet Data (at end of
  period):
Cash and cash equivalents.....  $ 12,937   $ 20,672
Total assets..................   293,210    294,030
Long-term debt................   137,239    131,004
Mandatorily redeemable
  preferred stock.............        --         --
Total equity..................    79,014     81,890


---------------

(1) Represents the sum of the balances from the predecessor for the period from January 1, 1998 to June 1, 1998 and the successor for the period from June 2, 1998 to December 31, 1998.


(2) Until January 1, 2001, we leased substantially all of our hotels from Equity Inns, and Equity Inns received participating lease revenue from us, which represented a specified percentage of each hotel's revenue. Under the leases, we recorded all of the operating revenues and expenses of the hotels in our statements of operations, and recorded lease revenue earned under the lease agreements in its statement of operations. Effective January 1, 2001, in connection with changes permitted by the REIT Modernization Act, we assigned the hotel leases to newly created, wholly-owned, taxable REIT subsidiaries, and the taxable REIT subsidiaries entered into management agreements with us to manage the hotels. As a result of this change, Equity Inns' wholly owned taxable REIT subsidiaries have assumed the operating risks and rewards of the hotels and now pay us a management fee to manage the hotels. After January 1, 2001, our revenue does not reflect operating revenues from those hotels. As a result, our operating results for the years ended after January 1, 2001 are not directly comparable to those for the years ended prior to January 1, 2001.

(3) Represents joint venture start-up costs of $2.1 million, net of a $0.8 million reimbursement from the joint venture, which include the legal, investment banking and other costs incurred by us in connection with the start-up of the joint venture.

(4) For 1999, the amount represents a non-cash impairment charge on our leased hotel intangible assets resulting from an impairment of the future profitability of 42 of our leased hotels, which experienced lower than expected operating cash flows during 1999, primarily due to decreased occupancy rates and higher operating costs caused by a significant over-supply of mid-scale, upper economy and budget hotels in certain markets.

    For 2000, the amount represents a non-cash impairment charge on the non-monetary exchange of our hotel lease contracts for management agreements. The lease contracts for the 75 hotels previously leased from Equity Inns were terminated, and we entered into management agreements for 54 of the hotels formerly leased to us effective as of January 1, 2001.

    For 2001, the amount represents a non-cash impairment loss related to our 20% non-controlling equity interest in a partnership that owns the Renaissance Worldgate Hotel in Kissimmee, Florida.

    For 2002, the amount represents a non-cash impairment loss of $2.7 million to reduce the carrying value of our investment in FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P. to its estimated fair value.

    Also in 2002, we wrote off $1.1 million of certain intangible management contract assets, due to the termination of our management contracts on certain properties.

(5) Represents a loss resulting from the sale of our equity interests in The Charles Hotel Complex on June 18, 1999, which was allocated 100% to Wyndham through minority interest.

(6) Share and per share information is not available for periods prior to the year ended December 31, 2000 because we were not a publicly-traded company until June 18, 1999.


(7) Adjusted EBITDA represents earnings (losses) before interest, income tax expense (benefit), depreciation and amortization, mandatorily redeemable preferred stock dividends and accretion, and equity in loss of affiliates, on a consolidated basis. Historical 1999 Adjusted EBITDA was calculated based on our 45% share of Adjusted EBITDA from our subsidiary Interstate Hotels LLC, which was controlled by us but was 55% owned by Wyndham until October 31, 2000 for the period from June 18, 1999 to December 31, 1999. Adjusted EBITDA for the year ended December 31, 2000 and prior periods was calculated without giving effect to the 55% non-controlling interest in our subsidiary, Interstate Hotels LLC, by Wyndham until October 31, 2000. Management believes that Adjusted EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, taxes, depreciation and amortization, which is generally equivalent to Adjusted EBITDA, and Adjusted EBITDA is unaffected by the debt and equity structure of the property owner. Adjusted EBITDA should not be considered as an alternative to net income under accounting principles generally accepted in the United States of America for purposes of evaluating our results of operations, does not represent cash flow from operations as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash flow needs. We more fully discuss Adjusted EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Non-GAAP Financial Measures."

     Adjusted EBITDA was calculated as follows for the periods indicated:


                                    PREDECESSOR   SUCCESSOR
                                    -----------   ---------
                                      JAN. 1,      JUNE 2,
                                       1998         1998
                                      THROUGH      THROUGH
                                      JUNE 1,     DEC. 31,
                                    -----------   ---------    COMBINED
                                       1998         1998        1998(1)
                                    -----------   ---------   -----------
                                                              (UNAUDITED)
                                           (DOLLARS IN THOUSANDS)
     Net Income (loss).............   $ 8,291      $ 6,655      $14,946
       Adjustments:
       Depreciation and
         amortization..............     2,152       10,659       12,811
       Interest expense, net.......      (165)        (255)        (420)
       Equity in loss of
         affiliate.................      (513)      (1,526)      (2,039)
       Conversion incentive
         payment -- convertible
         notes.....................        --           --           --
       Gain on refinancing.........        --           --           --
       Minority interest expense
         (benefit).................        24          209          233
       Income tax expense
         (benefit).................     5,528        4,436        9,964
                                      -------      -------      -------
     Adjusted EBITDA (unaudited)...   $15,317      $20,178      $35,495
                                      =======      =======      =======


                                                               SUCCESSOR
                                     --------------------------------------------------------------
                                                                                 NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                     ----------------------------------------   -------------------
                                       1999       2000      2001       2002       2002       2003
                                     --------   --------   -------   --------   --------   --------
                                                                                    (UNAUDITED)
                                                         (DOLLARS IN THOUSANDS)
     Net Income (loss).............  $ (7,617)  $ (8,903)  $(7,350)  $(36,171)  $(32,775)  $  3,563
       Adjustments:
       Depreciation and
         amortization..............    20,833     16,091    10,394     14,058      9,133     10,994
       Interest expense, net.......    (1,359)    (1,801)    1,635      5,595      3,474      7,187
       Equity in loss of
         affiliate.................    (1,525)       522     5,169      2,409      1,670        858
       Conversion incentive
         payment -- convertible
         notes.....................        --         --        --      7,307      7,307         --
       Gain on refinancing.........        --         --        --         --         --    (13,629)
       Minority interest expense
         (benefit).................   (12,514)   (10,719)      194       (197)       295        184
       Income tax expense
         (benefit).................    (5,078)    (5,935)   (3,295)    (1,133)       641      2,375
                                     --------   --------   -------   --------   --------   --------
     Adjusted EBITDA (unaudited)...  $ (7,260)  $(10,745)  $ 6,747   $ (8,132)  $(10,255)  $ 11,532
                                     ========   ========   =======   ========   ========   ========


(8) Represents all properties, including the previously leased hotels, for which we provided management or related services in 2002.

(9) As of the end of the periods presented.

                          UNAUDITED PRO FORMA COMBINED
                             FINANCIAL INFORMATION

     On July 31, 2002, MeriStar Hotels and IHC merged, and MeriStar Hotels changed its name to "Interstate Hotels & Resorts." The transaction was a stock-for-stock merger of IHC into MeriStar Hotels in which IHC stockholders received 4.6 shares of MeriStar Hotels common stock for each share of IHC stock outstanding.

     The merger was accounted for as a purchase under Statement of Financial Accounting Standards No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", which were issued in July 2001. SFAS No. 141 requires the application of the purchase method of accounting for all business combinations initiated after June 30, 2001, and SFAS No. 142 requires that goodwill, as well as any intangible assets believed to have an indefinite useful life, not be amortized for financial reporting purposes. IHC was considered the acquiring enterprise for financial reporting purposes. IHC established a new accounting basis for MeriStar Hotels' assets and liabilities based upon their fair values as of July 31, 2002, the effective date of the merger. We accounted for the merger as a reverse acquisition, with IHC as the accounting acquiror and MeriStar Hotels as the surviving company for legal purposes.

     The merger included the following significant related transactions:

     - IHC's principal investor group agreed to convert its Series B preferred stock and 8.75% convertible notes into IHC's Class A common stock;

     - IHC repaid the outstanding balance on its promissory notes held by Wyndham International, Inc. on July 30, 2002 and repaid the remaining principal balance on its limited recourse mortgage note on July 31, 2002;

     - we and Interstate Operating Company, L.P. entered into a new senior credit agreement and replaced the existing senior credit facility of MeriStar Hotels;

     - we and Interstate Operating Company, L.P. entered into and converted a credit facility with MeriStar Hospitality Operating Partnership, L.P. to a term note and repaid $3.0 million; and

     - we effected a one-for-five reverse split of our common stock.


     The unaudited pro forma combined statements of operations combine IHC's and MeriStar Hotels' historical results for the year ended December 31, 2002 and for the nine months ended September 30, 2002. The unaudited pro forma combined statements of operations assume that the merger and the one-for-five reverse stock split had occurred at January 1, 2002 and reflect adjustments related to the merger and recapitalization.


     The unaudited pro forma combined financial information is not necessarily indicative of our future results or operations or the results of operations that would have been realized had the merger been completed at January 1, 2002.

     You should read our unaudited pro forma combined financial information in conjunction with "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and our historical consolidated financial statements and the notes to those financial statements.

                          INTERSTATE HOTELS & RESORTS

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                             MERISTAR
                                                IHC           HOTELS        COMBINED    TRANSACTION
                                           HISTORICAL(A)   HISTORICAL(A)   COMPANY(B)   ADJUSTMENTS     PRO FORMA
                                           -------------   -------------   ----------   -----------    -----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue:
  Lodging revenue........................    $  1,747        $ 67,975       $  1,161    $       --     $    70,883
  Management fees........................      11,831           6,764         18,907        (3,059)(c)      34,443
  Management fees -- related parties.....       1,910          17,699         12,521           (34)(c)      32,096
  Corporate housing......................          --          61,862         46,818            --         108,680
  Other revenue..........................      10,487           1,799          5,102            --          17,388
                                             --------        --------       --------    ----------     -----------
                                               25,975         156,099         84,509        (3,093)        263,490
  Other revenue from managed
    properties...........................     134,315         332,068        359,928            --         826,311
                                             --------        --------       --------    ----------     -----------
    Total revenue........................     160,290         488,167        444,437        (3,093)      1,089,801
Operating expenses by department:                                                 --
  Lodging expenses.......................       1,228          29,517          5,670            --          36,415
  Corporate housing......................          --          49,424         33,975            --          83,399
Undistributed operating expenses:
  Administrative and general.............      18,038          39,563         30,383        (2,118)(j)      85,866
  Lease expense..........................                      27,569             --            --          27,569
  Depreciation and amortization..........       5,954           5,160          8,105           230(d)       19,449
  Gain on Winston conversion.............          --          (7,229)            --            --          (7,229)
  Merger and integration costs...........       1,866           4,299          5,274        (3,433)(k)       8,006
  Restructuring costs....................          --             682         12,614            --          13,296
  Tender offer costs.....................       1,000              --             --            --           1,000
  Conversion incentive
    payment -- convertible notes.........       7,307              --             --        (7,307)(i)          --
  Asset impairment and write-offs........          --              --          3,787            --           3,787
                                             --------        --------       --------    ----------     -----------
                                               35,393         148,985         99,808       (12,628)        271,558
  Other expenses from managed
    properties...........................     134,315         332,068        359,928            --         826,311
                                             --------        --------       --------    ----------     -----------
    Total operating expenses.............     169,708         481,053        459,736       (12,628)      1,097,869
                                             --------        --------       --------    ----------     -----------
Net operating income (loss)..............      (9,418)          7,114        (15,299)        9,535          (8,068)
Interest income..........................        (485)           (407)        (1,153)          424 (e)      (1,621)
Interest expense.........................       4,918           7,664          2,315        (3,451)(e)      11,446
Equity in loss of affiliates.............         693              61          1,716            --           2,470
                                             --------        --------       --------    ----------     -----------
Income (loss) before minority interests
  and income taxes.......................     (14,544)           (204)       (18,177)       12,562         (20,363)
Minority interest expense (benefit)......          69             179           (266)         (681)(f)        (699)
Income tax expense (benefit).............      (2,067)         (1,478)         1,015        (7,472)(g)     (10,002)
                                             --------        --------       --------    ----------     -----------
Net income (loss)........................     (12,546)          1,095        (18,926)       20,715          (9,662)
Mandatorily redeemable preferred stock:
  Dividends..............................         307              --             --          (307)(h)          --
  Accretion..............................         356              --             --          (356)(h)          --
  Conversion incentive
    payment -- preferred stock...........       1,943              --             --        (1,943)(i)          --
                                             --------        --------       --------    ----------     -----------
Net income (loss) available to common
  shareholders...........................    $(15,152)       $  1,095       $(18,926)   $   23,321     $    (9,662)
                                             ========        ========       ========    ==========     ===========
Basic and diluted income (loss) per
  common share:
Net income (loss) available to common
  shareholders...........................                                                              $     (0.48)
                                                                                                       ===========
Weighted average shares..................                                                               20,260,725

                       INTERSTATE HOTELS & RESORTS, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002



                                           IHC        MERISTAR HOTELS    COMBINED    TRANSACTION
                                      HISTORICAL(A)    HISTORICAL(A)    COMPANY(B)   ADJUSTMENTS    PRO FORMA
                                      -------------   ---------------   ----------   -----------   -----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue:
  Lodging revenue...................    $  1,747          $67,975        $    540      $    --     $    70,262
  Management fees...................      11,831            6,764           4,266       (3,059)(c)      19,802
  Management fees -- related
    parties.........................       1,910           17,699           4,837          (34)(c)      24,412
  Corporate housing.................          --           61,862          19,779           --          81,641
  Other revenue.....................      10,487            1,799           3,815           --          16,101
                                        --------          -------        --------      -------     -----------
                                          25,975          156,099          33,237       (3,093)        212,218
Other revenue from managed
  properties........................     134,315          332,068         163,347           --         629,730
                                        --------          -------        --------      -------     -----------
  Total revenue.....................     160,290          488,167         196,584       (3,093)        841,948
Operating expenses by department
  Lodging expenses..................       1,228           29,517             376           --          31,121
  Corporate housing.................          --           49,424          15,889           --          65,313
Undistributed operating expenses:
  Administrative and general........      18,038           39,563          12,408       (2,118)(j)      67,891
  Lease expense.....................          --           27,569              --           --          27,569
  Depreciation and amortization.....       5,954            5,160           3,183          230(d)       14,527
  Gain on Winston conversion........          --           (7,229)             --           --          (7,229)
  Merger and integration costs......       1,866            4,299           1,564       (3,433)(k)       4,296
  Restructuring costs...............          --              682          12,820           --          13,502
  Tender offer costs................       1,000               --              --           --           1,000
  Conversion incentive payments --
    convertible notes...............       7,307               --              --       (7,307)(i)          --
                                        --------          -------        --------      -------     -----------
                                          35,393          148,985          46,240      (12,628)        217,990
Other expenses from managed
  properties........................     134,315          332,068         163,347           --         629,730
                                        --------          -------        --------      -------     -----------
  Total operating expenses..........     164,708          481,053         209,587      (12,628)        847,720
                                        --------          -------        --------      -------     -----------
Net operating income (loss).........      (9,418)           7,114         (13,003)       9,535          (5,772)
Interest income.....................        (485)            (407)           (558)         424(e)       (1,025)
Interest expense....................       4,918            7,664            (402)      (3,451)(e)       8,729
Equity in loss of affiliates........         693               61             977           --           1,731
                                        --------          -------        --------      -------     -----------
Income (loss) before minority
  interests and income taxes........     (14,544)            (204)        (13,020)      12,562         (15,207)
Minority interest expense
  (benefit).........................          69              179             226         (681)(f)        (207)
Income tax expense (benefit)........      (2,067)          (1,478)          2,709       (7,472)(g)      (8,308)
                                        --------          -------        --------      -------     -----------
Net income (loss)...................     (12,546)           1,095         (15,955)      20,715          (6,692)
Mandatorily redeemable preferred
  stock:
  Dividends.........................         307               --              --         (307)(h)          --
  Accretion.........................         356               --              --         (356)(h)          --
  Conversion incentive payment --
    preferred stock.................       1,943               --              --       (1,943)(i)          --
                                        --------          -------        --------      -------     -----------
Net income (loss) available to
  common shareholders...............    $(15,152)         $ 1,095        $(15,955)     $23,321     $    (6,692)
                                        ========          =======        ========      =======     ===========
Basic and diluted income (loss) per
  common share:
Net income (loss) available to
  common shareholders...............                                                               $     (0.33)
                                                                                                   ===========
Weighted average shares.............                                                                20,208,105

                       INTERSTATE HOTELS & RESORTS, INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      2002

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


(a) The unaudited pro forma combined statements of operations for the year ended December 31, 2002 and the nine months ended September 30, 2002, reflect the historical unaudited consolidated statement of operations of IHC for the seven months ended July 31, 2002, and the historical unaudited consolidated statement of operations of MeriStar Hotels for the seven months ended July 31, 2002.



(b) Represents the unaudited consolidated statement of operations of Interstate Hotels & Resorts, reflecting the operations of the combined company following the merger, for the period from August 1, 2002 through December 31, 2002, and August 1, 2002 through September 30, 2002, respectively.



(c) Reflects the change in IHC's accounting method for accounting for incentive management fees. IHC recorded incentive management fees as earned based on the current profitability of the hotel and management agreement termination provisions. We record the incentive management fees in the period that it is certain the incentive management fees are earned, which, for annual incentive fee measurements, is typically in the last month of the annual contract period. The effect of this change in accounting method is to defer a total of $3,093 of incentive fees recorded by IHC through the first seven months of 2002. This change in accounting had no effect on the total annual management fees earned or amount of cash received. Actual incentive fees earned for the year ended December 31, 2002 are included in the combined company results for the period from August 1, 2002 through December 31, 2002.


(d) The adjustments to depreciation and amortization include the following items:


                                                           YEAR ENDED       NINE MONTHS
                                                          DECEMBER 31,         ENDED
                                                              2002       SEPTEMBER 30, 2002
                                                          ------------   ------------------
Elimination of amortization of deferred financing fees
  related to MeriStar Hotels' senior secured credit
  facility..............................................     $(400)            $(400)
Amortization of additional intangible assets generated
  by the merger.........................................       630               630
                                                             -----             -----
Net adjustments to depreciation and amortization........     $ 230             $ 230
                                                             =====             =====


     We amortized the MeriStar Hotels management contracts acquired in the merger over their weighted average contractual lives of 24 years. The contractual lives of these assets reflect their estimated useful lives.

                       INTERSTATE HOTELS & RESORTS, INC.

(e) The adjustments to net interest expense include the following items:


                                                           YEAR ENDED       NINE MONTHS
                                                          DECEMBER 31,         ENDED
                                                              2002       SEPTEMBER 30, 2002
                                                          ------------   ------------------
Elimination of interest expense relating to MeriStar
  Hotels' existing senior credit facility...............     $2,934            $2,934
Reduction in interest expense relating to the repayment
  of $3.0 million on the credit facility with MeriStar
  Hospitality...........................................        159               159
Elimination of interest expense relating to IHC's 8.75%
  convertible notes.....................................      1,120             1,120
Elimination of unused commitment fees related to IHC's
  senior credit facility................................         68                68
Elimination of interest expense related to IHC's notes
  payable to Wyndham....................................        235               235
Elimination of interest expense related to IHC's limited
  recourse mortgage note payable to Wyndham.............        184               184
Amortization of deferred financing fees related to our
  new senior credit facility............................       (341)             (341)
Elimination of amortization on deferred financing fees
  associated with IHC's 8.75% convertible notes.........      1,750             1,750
Elimination of amortization on deferred financing fees
  associated with IHC's senior credit facility..........         28                28
Interest expense on our new senior credit facility......     (2,686)           (2,686)
Reduction of interest income on IHC's cash balances.....       (424)             (424)
                                                             ------            ------
Net adjustments to interest expense.....................     $3,027            $3,027
                                                             ======            ======


(f) Reflects the adjustment to record minority interests based on the pro forma as adjusted income (loss) before minority interests and taxes and the adjusted ownership percentage of the minority interest holders.


(g) Reflects adjustments to record the income tax benefit at our effective tax rates of 39% for the year ended December 31, 2002 and 55% for the nine months ended September 30, 2002. For purposes of calculating this income tax benefit, we used the statutory tax rate, adjusted for the effect of permanent differences. We will periodically review our deferred tax assets to determine our ability to realize those deferred tax assets in the future. If we determine that additional portions of its deferred tax assets may not be realized, we will record a charge to the income tax provision in that period.


(h) The conversion of IHC's Series B preferred stock resulted in the elimination of the accretion of discount and the dividends on mandatorily redeemable preferred stock.

(i) Reflects the elimination of the $9.25 million payment made by IHC to its principal investor group, consisting of $7.3 million for the convertible notes, and $1.9 million for the Series B preferred stock.

(j) Reflects the elimination of compensation costs related to the salary, bonus and vesting of IHC's Series B preferred stock held by IHC executives who left our company as a result of the merger. This is offset by the increase in compensation for two IHC executives remaining employed by us following the merger.


(k) Reflects the elimination of the write-off of deferred financing fees, in the amount of $1,241, and the elimination of the write-off of officer notes receivable for both periods presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKGROUND


     On July 31, 2002, MeriStar Hotels and IHC merged, and MeriStar Hotels changed its name to "Interstate Hotels & Resorts, Inc." The transaction was a stock-for-stock merger of IHC into MeriStar Hotels in which IHC stockholders received 4.6 shares of MeriStar Hotels common stock for each share of IHC stock outstanding. Holders of MeriStar Hotels common stock and partnership units in its operating partnership continued to hold their stock and units following the merger. In connection with the merger, the holders of IHC's convertible debt and preferred stock converted those instruments into shares of MeriStar Hotels common stock. Immediately following the merger, we effected a one-for-five reverse stock split.


     In accordance with accounting principles generally accepted in the United States of America, we treated the merger as a purchase for financial reporting purposes. In accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," IHC was considered the acquiring enterprise for financial reporting purposes. IHC established a new accounting basis for MeriStar Hotels' assets and liabilities based upon their fair values as of July 31, 2002, the effective date of the merger. We accounted for the merger as a reverse acquisition, with IHC as the accounting acquiror and MeriStar Hotels as the surviving company for legal purposes.


     The consolidated interim financial statements for the nine-month period ended September 30, 2002 and for the years ended December 31, 2001 and 2000 reflect the historical results of operations of IHC. After the merger on July 31, 2002, the financial statements include the operating results of the combined entity, Interstate Hotels & Resorts, Inc.


BUSINESS OVERVIEW

     GENERAL. We are the largest hotel management company not affiliated with a brand in the United States, measured by number of rooms under management. We manage a portfolio of hospitality properties and provide related services in the hotel, corporate housing, resort, conference center and golf markets. We also own one hotel property and hold non-controlling joint venture equity interests in 28 of our managed properties. Our portfolio is diversified by franchise and brand affiliations. The related services we provide include insurance and risk management services, purchasing and project management services, information technology and telecommunications services and centralized accounting services.

     We have two operating divisions, hotel management and corporate housing, both of which are reportable operating segments. Each division is managed separately because of its distinct products and services.

     Our subsidiary operating partnership indirectly holds substantially all of our assets. We are the sole general partner of that operating partnership. We and certain independent third parties are limited partners of the partnerships. The interests of those third parties are reflected in minority interests on our balance sheet. The partnership agreements give the general partners full control over the business and affairs of the partnerships.

     RELATIONSHIP WITH MERISTAR HOSPITALITY. We manage all of the properties owned by MeriStar Hospitality, a real estate investment trust, or REIT. As of October 15, 2003, MeriStar Hospitality owned 100 hotels. Our relationship with MeriStar Hospitality is governed in part by an intercompany agreement. That agreement provides each of us the right to participate in certain transactions entered into by the other company. The intercompany agreement provides MeriStar Hospitality with the right of first refusal with respect to some of our hotel real estate opportunities and it also provides us with a right of first refusal with respect to some of MeriStar Hospitality's hotel management opportunities, excluding hotels that MeriStar Hospitality elects to have managed by a hotel brand. Historically, we have had close operating, management and governance relationships with MeriStar Hospitality. We manage all of

MeriStar Hospitality's hotel properties under long-term management contracts and have, in the past, shared several key management personnel and board members with MeriStar Hospitality. Due to the merger between MeriStar Hotels and IHC and our resulting increased scale, we and MeriStar Hospitality have split the management teams of the two companies although Paul W. Whetsell continues as the Chairman of both companies and is the Chief Executive Officer of MeriStar Hospitality. In addition, our board and MeriStar Hospitality's board have each formed special committees to explore further changes to the relationship between our two companies, including possible changes to the intercompany agreement.


     REVENUE.  Our revenue consists of:

     - management fee revenue, which consists of fees received under our management agreements and includes termination fees as they are earned;

     - corporate housing revenue, which consists of revenues from our BridgeStreet corporate housing division;

     - lodging revenue, which consists of rooms, food and beverage and other department revenues from our owned hotel and from hotels that were subject to operating leases; and

     - other revenue, which consists of insurance revenue from Northridge Insurance Company, purchasing revenue, accounting fees, technical services revenues, information technology support fees, renovation fees, and other fees.

     We employ the staff at our managed properties. Under our management agreements, the hotel owners reimburse us for payroll, benefits, and certain other costs related to the operations of the managed properties. EITF No. 01-14, "Income Statement Characteristics of Reimbursements for Out-of-pocket Expenses," establishes standards for accounting for reimbursable expenses in our income statement. Under this pronouncement, the reimbursement of payroll, benefits and costs is recorded as revenue, with a corresponding expense recorded as "other expenses from managed properties" on our statement of operations.

     OPERATING EXPENSES. Our operating expenses consist of operating expenses by department and undistributed operating expenses. Operating expenses by department include expenses associated with our corporate housing revenue and lodging expenses, which consist of rooms, food and beverage, other department expenses and property operating costs from our owned hotel.

     Undistributed operating expenses include the following items:

     - administrative and general expenses, which are associated with the management of hotels and corporate housing facilities and consist primarily of expenses such as corporate payroll and related benefits, operations management, sales and marketing, finance, legal, information technology support, human resources and other support services, as well as general corporate expenses;

     - depreciation and amortization; and

     - other costs, such as merger and integration costs and tender offer costs that cannot be allocated to corporate housing or lodging.

     Under EITF 01-14, the reimbursement of payroll, benefits, and certain other costs is recorded as revenue, with a corresponding expense recorded as "other expenses from managed properties" in our statement of operations.

     INSURANCE AND RISK MANAGEMENT. Through our subsidiary, Northridge Insurance Company, we offer some of our managed hotels reinsurance and risk management services. We provide insurance coverage through Northridge Insurance to our managed hotels under the terms of each individual management agreement. For more information about Northridge Insurance, please see
"Business -- Insurance and Risk Management."

     We include Northridge Insurance in our hotel management segment. All accounts of Northridge Insurance are classified with assets and liabilities of a similar nature in our consolidated balance sheets.

Amounts restricted due to statutory requirements consist of cash and cash equivalents of $1.1 million at both December 31, 2002 and December 31, 2001. These amounts are reflected as restricted cash in our consolidated balance sheets. Our consolidated statements of operations include the insurance revenue earned and related insurance expenses incurred by Northridge Insurance. The insurance revenue earned by Northridge Insurance is included in "other revenues" in our consolidated statements of operations, and amounted to $7.8 million and $6.3 million for the years ended December 31, 2002 and 2001, respectively and $4.2 million for the nine months ended September 30, 2003.


     Insurance revenues are earned through reinsurance premiums, direct premiums written and reinsurance premiums ceded. Reinsurance premiums are recognized when individual policies are written and any unearned portions of the premium are recognized to account for the unexpired term of the policy, on an as-reported basis. Direct premiums written are recognized in accordance with the underlying policy, and reinsurance premiums ceded are recognized on a pro-rata basis over the life of the related policies. Unearned premiums represent the portion of premiums applicable to the unexpired term of policies in force.

     We make a provision for outstanding claims, for reported claims, claims incurred but not reported and claims settlement expense at each balance sheet date. Those losses are based on management's estimate of the ultimate cost of settlement of claims and historical loss rates. Accrued claims liabilities are carried at present value without discounting since the contracts are of a short duration and discounting would not be significant. Actual liabilities may differ from estimated amounts. Any changes in estimated losses and settlements are reflected in current earnings.

RECENT EVENTS

     OUTLOOK. The sluggish economy, the war in Iraq, health concerns for travelers, and delays and difficulties in travel due to heightened security measures at airports continue to have a major impact on our operating results. Because of the significant slowdown of the economy over the past three years, our managed hotels have generally experienced significant declines in occupancy and average rates charged. Weaker hotel performance has reduced our base and incentive management fees, and also gives rise to additional losses under minority investments we have made in connection with some of the hotels that we manage.

     The overall weak economy, the war in Iraq and traveler health concerns have continued to negatively impact the demand for corporate relocations and long-term assignments, two primary drivers of our corporate housing operations. Geopolitical difficulties and traveler health concerns have significantly affected our European and Canadian operations. We expect those operations to continue to be impacted until business travel patterns are stabilized.

     These events have had and are expected to continue to have an adverse impact on our financial performance. In response to this current operating environment, we are continuing to work with the owners of our managed hotel properties to implement cost reduction and control measures to improve those properties' operating results. We are also seeking to closely monitor and control our commitments for leased rental units in our BridgeStreet corporate housing division, in order to minimize our exposure to further declines in demand for corporate housing units. We have significantly reduced the number of our leased units in corporate housing markets with the greatest impact from the economic and traveler health issues.

     TERMINATIONS OF MANAGEMENT AGREEMENTS. In conjunction with recording the merger of MeriStar Hotels with IHC in 2002, we assigned estimated fair values to each of the management agreements considered purchased by IHC, the accounting acquiror in the merger. These assigned fair values are included as intangible assets on our balance sheet. We are amortizing these intangible assets over the terms of the management agreements. If one of these management agreements is terminated prior to its full term, for example, due to the sale of a hotel or an owner choosing to exercise a termination clause, we will record a loss on the write-off of the unamortized intangible asset value.

     The weaker hotel operating environment has caused some owners of our managed hotels to sell hotels to provide the owners with additional liquidity. When a hotel is sold, we are usually replaced as the hotel's manager. Since January 1, 2003, MeriStar Hospitality has sold seven hotels managed by us, five of which we no longer manage for the subsequent owner. MeriStar Hospitality has announced plans to sell a further 35 of its 100 hotels, all of which we currently manage. Those 35 hotels, together with the five sold hotels we no longer manage, accounted for $2.3 million, or 5.7%, of our total management fees for the year ended December 31, 2002 and $4.3 million, or 9.5%, of our total management fees for the nine months ended September 30, 2003. Other owners may also dispose of assets. Except with respect to five hotels owned by MeriStar Hospitality, if we are terminated as manager upon the sale of one of MeriStar Hospitality's hotels, we will generally receive a termination fee equal to the remaining payments, discounted using a 10% rate, under the then-existing term of the management agreement. Any termination fee will be paid in thirty equal monthly installments, without interest, commencing the month following the termination. MeriStar Hospitality will be able to credit against any termination payments the present value of projected fees, discounted using a 10% rate, under any management agreements or leases entered into between MeriStar Hospitality and us since August 3, 1998; including, without limitation, the present value of any projected fees of any management agreements executed during the thirty-month period over which payments are made. Net of such offsets, as of September 30, 2003, we would be entitled to receive approximately $25.4 million of total termination fees with respect to the termination of management agreements for the five hotels sold by MeriStar Hospitality that we no longer manage and the 35 remaining hotels MeriStar Hospitality intends to sell. Our management agreements with other owners generally have limited or no termination fees due to us if our management agreement is terminated upon the sale of the hotel. We record termination fees as management fee revenue as they are earned.



     During the third quarter of 2003, MeriStar Hospitality disposed of four hotels, one of which we are continuing to manage for the new owner, and we wrote off $1.5 million of unamortized management contract costs associated with these hotels. Assuming that all 35 hotels remaining in MeriStar Hospitality's asset disposition program are sold by the end of 2003, we would write-off an additional $10.7 million in intangible assets relating to those management contracts.



     On July 10, 2003, CNL Hospitality acquired RFS. We manage 50 of the 57 former RFS hotel properties. In October 2003, we entered into an agreement with CNL to manage 22 of those hotels. CNL has stated, however, that they expect to terminate our management agreements for the remaining 28 former RFS properties and intend to enter into management agreements with hotel brand management companies. We expect the terminations of these 28 existing agreements to occur by December 31, 2003. Total management fees from the 28 properties totaled approximately $1.0 million, or 1.6% of our total management fees for the year ended December 31, 2002, and $2.0 million, or 4.3% of our total management fees for the nine months ended September 30, 2003. We expect to incur approximately $0.2 million for the write-off of tangible and intangible assets and incur approximately $0.1 million of restructuring costs related to this transaction. We expect substantially all of these costs will be recorded in the 2003 fourth quarter.



     Also, our management agreements with MeriStar Hospitality and many other owners contain performance standards. Those standards generally require the hotel to meet certain relative or absolute financial performance levels, often in comparison to budgeted amounts. We generally have a period to cure any performance standards we do not meet. In the event the hotel does not meet those performance standards and we do not cure within the period specified in the management contract, the hotel's owner may have a right to terminate our management contract. The termination of management contracts as a result of hotel dispositions or our failure to meet performance standards would have an adverse effect on our revenues. MeriStar Hospitality may also terminate a management agreement if specified performance standards at the hotel are not met in consecutive calendar years. Based on current projections, we expect approximately six hotels that are not part of MeriStar Hospitality's announced asset disposition program may fail to meet performance standards in calendar year 2003, which would constitute the first year these performance standards were not met.

     On July 1, 2002, MeriStar Hotels assigned the leases of 47 hotels to a subsidiary of Winston Hotels, Inc. under a provision of the REIT Modernization Act that allows REITs to recognize the revenues and expenses of their hotels through taxable subsidiaries or lease them to taxable subsidiaries. As part of this agreement, we had continued to operate 33 of Winston's properties. After one year, Winston had the option to terminate the management contracts and during April 2003 notified us of its intention to do so. These contracts accounted for approximately $0.9 million of management fees, or 2.1% of our total management fees, in the year ended December 31, 2002 and $1.0 million of management fees, or 2.2% of our total management fees, in the nine months ended September 30, 2003. In connection with the termination of the Winston contracts, we wrote off $0.6 million of unamortized management contract costs during June 2003. This amount is included in administrative and general expense in our statement of operations.


     INSURANCE MATTERS. As part of our management agreement services to a hotel owner, we generally obtain casualty (workers compensation and liability) insurance coverages for the hotel. In December 2002, one of the carriers we used to obtain casualty insurance coverages was downgraded significantly by rating agencies. In January 2003, we negotiated a transfer of that carrier's current policies to a new carrier. We are working with the prior carrier to facilitate a timely and efficient close-out of the claims outstanding under the prior carrier's casualty policies. The prior carrier has primary responsibility for settling those claims from its assets. If the prior carrier's assets are not sufficient to settle these outstanding claims, and the claims exceed amounts available under state guaranty funds, we may be required to settle those claims. Although we are indemnified under our management agreements for such amounts, we would be responsible contractually for claims in historical periods when we leased (in addition to managed) certain hotels. Based on the information currently available, we believe the ultimate resolution of this situation will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

RELATED PARTY TRANSACTIONS


     Management fees from related parties, as defined in SFAS 57 "Related Party Disclosures," which include MeriStar Hospitality, amounted to $22.8 million for the nine months ended September 30, 2003 and $13.1 million for the year ended December 31, 2002.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Accounting estimates are an integral part of the preparation of our consolidated financial statements and our financial reporting process and are based on our current judgments. Certain accounting estimates are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting them may differ markedly from our current judgments.

     The most significant accounting policies affecting our consolidated financial statements relate to:

     - the evaluation of impairment of certain long-lived assets and intangible assets with determinable lives;

     - the evaluation of impairment of goodwill;

     - estimation of valuation allowances, specifically those related to income taxes and allowance for doubtful accounts; and

     - revenue recognition.

     IMPAIRMENT OF LONG-LIVED ASSETS. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", whenever events or changes in circumstances indicate that the carrying values of long-lived assets (which include our intangible assets with definite useful lives) may be impaired, we perform an analysis to determine the recoverability of the asset's carrying value. We make estimates of the undiscounted cash flows from the expected future operations of the asset. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to estimated fair value and an impairment loss is recognized. Any impairment losses are recorded as operating expenses.

     We review long-lived assets for impairment when one or more of the following events have occurred:

     - current or immediate short-term (future twelve months) projected cash flows are significantly less than the most recent historical cash flows;

     - a significant loss of management contracts without the realistic expectation of a replacement;

     - the unplanned departure of an executive officer or other key personnel, which could adversely affect our ability to maintain our competitive position and manage future growth;

     - a significant adverse change in legal factors or an adverse action or assessment by a regulator, which could affect the value of the goodwill or other long-lived assets; or

     - events that could cause significant adverse changes and uncertainty in business and leisure travel patterns.


     During the third quarter of 2003, we wrote off $1.7 million of unamortized management contract costs relating to terminated contracts. Of this, $1.5 million related to the termination of contracts with respect to the Winston hotels as previously described, and $0.2 million related to other terminated contracts during the quarter.


     IMPAIRMENT OF GOODWILL. In accordance with SFAS No. 142, at least annually, we perform an analysis to determine the impairment of goodwill carrying values. To test goodwill for impairment, we perform an analysis to compare the fair value of the reporting unit to which the goodwill is assigned to the carrying value of the reporting unit. We make estimates of the discounted cash flows from the expected future operations of the reporting unit. If the analysis indicates that the fair value of the reporting unit is less than its carrying value, we do an analysis to compare the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of the goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. The excess of the fair value of reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying value, an impairment loss shall be recognized in an amount equal to that excess. Any impairment losses are recorded as operating expenses. We have not recognized any impairment losses for goodwill in 2003 or 2002. We will complete our annual goodwill impairment analysis in the fourth quarter of 2003.


     VALUATION ALLOWANCES. We use our judgment in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. At September 30, 2003, we have recorded a $10.8 million valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. This is an allowance against some, but not all, of our recorded deferred tax assets. We have considered estimated future taxable income and prudent and feasible ongoing tax planning strategies in assessing the need for a valuation allowance. Our estimates of taxable income require us to make assumptions about various factors that affect our operating results, such as economic conditions, consumer demand, competition and other factors. Our actual results may differ from these estimates. Based on actual results or a revision in future estimates, we might determine that we would not be able to realize additional portions of our net deferred tax assets in the future; if that occurred, we would record a charge to the income tax provision in that period.


     The utilization of our net operating loss carryforwards will be limited by the tax provisions of the Internal Revenue Code. The valuation allowance we recorded included the effect of the limitations on our deferred tax assets arising from net operating loss carryforwards.

     We record an allowance for doubtful accounts receivable based on our judgment in determining the ability and willingness of hotel owners to make required payments. Our judgments in determining customer ability and willingness to pay are based on past experience with hotel owners and our assessment of the current and future operating environments for hotel owners. If a customer's financial condition deteriorates or a management contract is terminated in the future, this could decrease a hotel owner's ability or obligation to make payments. If that occurred, we might have to make additional allowances, which could reduce our earnings.

     REVENUE RECOGNITION. We earn revenue from hotel management contracts and related services, corporate housing operations and operations from our wholly owned hotel. Our management and other fees consist of base and incentive management fees received from third-party owners of hotel properties and fees for other related services we provide.

     Through the second quarter of 2002, we had recorded incentive management fees in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", and Method No. 2 of Emerging Issues Task Force or EITF Topic No. D-96, "Accounting for Management Fees Based on a Formula" in which incentive management fees are accrued as earned based on the profitability of the hotel, subject to the specific terms of each individual management agreement. The application of Method No. 2 resulted in the accrual of incentive management fees during interim reporting periods throughout the annual measurement period. The accrual would be reduced or eliminated in subsequent interim reporting periods if the profitability of the hotel missed performance thresholds later in the annual measurement period.

     In the third quarter of 2002, with an effective date of January 1, 2002, we began recording the incentive management fees in the period that it is certain the incentive management fees are earned, which for annual incentive fee measurements is typically in the last month of the annual contract period. This newly adopted accounting principle is preferable because the new method eliminates the potential that incentive management fee revenue will be recognized in one interim reporting period and reduced or eliminated in a future interim reporting period. This methodology is designated as Method No. 1 in EITF Topic No. D-96. Method No. 1 is the Securities and Exchange Commission Staff's preferred method of accounting for incentive management fees.


     This change in accounting method has no effect on the total annual management fees earned or amount of cash we are paid, but does affect the timing of recognizing the revenue from these fees. However, the effect of this change in accounting method for interim periods resulted in an adjustment of $3.1 million that reduced incentive management fees recognized during the first and second quarter of 2002. The effect of this change on the first quarter of 2002 was to increase net loss available to common stockholders by $0.9 million ($0.16 per share) to a net loss available to common stockholders of $1.2 million ($0.22 per share). The effect of this change on the second quarter of 2002 was to increase the net loss available to common stockholders by $1.0 million ($0.18 per share) to a net loss available to common stockholders of $(13.7) million ($2.44 per share). These changes are reflected in our statement of operations for the three and nine months ended September 30, 2002.



RESULTS OF OPERATIONS



  NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2002



     REVENUES. The following table shows the operating statistics for our managed hotels on a same store basis for the nine months ended September 30, (dollars not in thousands):



                                                              2003     2002     CHANGE
                                                             ------   -------   ------
Revenue per available room.................................  $65.46   $ 67.55   (3.1%)
Average daily rate.........................................  $98.27   $101.16   (2.9%)
Occupancy..................................................    66.6%     66.8%  (0.3%)



     Our total revenue increased $430.4 million to $784.2 million for the nine months ended September 30, 2003 compared to $353.8 million in the same period of 2002. Major components of this increase were:



     - Revenue from management fees increased $27.1 million, or 150%, from $18.1 million for the nine months ended September 30, 2002 to $45.2 million for the nine months ended September 30, 2003. The primary reason for the increase was the increase in number of managed hotels resulting from the merger between MeriStar Hotels with IHC on July 31, 2002, and additional contracts acquired since then. This increase was partially offset by a decrease in management fee revenues resulting from the loss of management agreements, and a decrease in revenues at our managed hotels due to the continued weakness in the U.S. economy.



     - Other revenue decreased $5.4 million, or 34%, from $16.0 million for the nine months ended September 30, 2002 to $10.6 million for the nine months ended September 30, 2003. The majority of this decrease was due to an overall decrease in revenues from Northridge Insurance.



     - Corporate housing revenue increased by $63.7 million, or 322%, from $19.8 million for the nine months ended September 30, 2002 to $83.5 million for the nine months ended September 30, 2003. Corporate housing revenue was included in our results of operations beginning August 1, 2002 as a result of the merger of MeriStar Hotels with IHC. Only two months of corporate housing revenue were included in the nine months ended September 30, 2002 as compared with the same period in 2003.



     - Reimbursable payroll, benefits and other costs, which we recorded as revenue under EITF 01-14, increased by $344.5 million or 116%, to $642.3 million for the nine months ended September 30, 2003, from $297.7 million for the same period in 2002. Substantially all of this increase was due to the increase in the number of employees and managed properties resulting from the merger of MeriStar Hotels with IHC.



     OPERATING EXPENSES BY DEPARTMENT. Total operating expenses by department increased $54.8 million to $71.7 million for the nine months ended September 30, 2003 compared to $16.9 million for the nine months ended September 30, 2002. The factor primarily responsible for the increase was that corporate housing expenses increased by $54.5 million, or 355%, from $15.3 million for the nine months ended September 30, 2002 to $69.8 million for the nine months ended September 30, 2003. Corporate housing expenses were included in our results of operations beginning on August 1, 2002 after the merger of MeriStar Hotels with IHC. Only two months of expenses are included in 2002 as compared with nine months in 2003.



     UNDISTRIBUTED OPERATING EXPENSES. Undistributed operating expenses included the following items:



     - administrative and general;



     - depreciation and amortization;



     - merger and integration costs;



     - restructuring expenses;



     - tender offer costs; and



     - asset impairment and write offs.



     Total undistributed operating expenses increased $11.2 million, or 19%, to $69.8 million for the nine months ended September 30, 2003, compared to $58.6 million for the nine months ended September 30, 2002. Factors primarily affecting the increase were:



     - Administrative and general expenses increased by $25.1 million, or 84%, from $30.0 million for the nine months ended September 30, 2002 to $55.1 million for the nine months ended September 30, 2003. The primary reason for this increase is attributable to the increase in expenses in all of the above departments resulting from the merger of MeriStar Hotels with IHC on July 31, 2002.



     - Depreciation and amortization expense increased by $1.9 million, or 20%, from $9.1 million for the nine months ended September 30, 2002, to $11.0 million for the nine months ended September 30, 2003. Depreciation and amortization expense increased due to the acquisition of certain depreciable and amortizable assets in conjunction with the merger of MeriStar Hotels with IHC on July 31, 2002. These assets include management contracts and franchise fees. The amortization of deferred financing fees is included in interest expense on our statement of operations. This increase was partially offset by the elimination of amortization relating to certain management contracts that were amortized during 2002 but were fully amortized by the end of the first six months of 2003. The amortization associated with those contracts was approximately $0.6 million per month.



     - Merger and integration costs were $3.3 million for the nine months ended September 30, 2003, compared to $5.7 for the same period 2002. These included professional fees, travel, relocation costs and other transition costs associated with the merger of MeriStar Hotels with IHC on July 31, 2002.



     - Restructuring expenses were $12.8 million for the nine months ended September 30, 2002, compared to $0 for the nine months ended September 30, 2003. Restructuring expenses were incurred in connection with the merger of IHC and MeriStar Hotels in 2002, and primarily consist of severance costs for personnel changes and non-cancelable lease costs.



     - Tender offer costs were $0 for the nine months ended September 30, 2003, compared to $1.0 million for the nine months ended September 30, 2002. These costs related to a partial tender offer to purchase shares of Interstate's Class A Common Stock by Shaner Hotel Group Limited Partnership and Shaner's unsolicited proposals to combine the operations of Interstate with Shaner. These costs were incurred for legal and professional fees. The tender offer expired May 31, 2002.



     - Asset impairment and write offs were $0.3 million for the nine months ended September 30, 2003, compared to $0 for the same period 2002. Nearly all of the $0.3 million represents the write-off of leasehold improvements in our former corporate office in Washington, DC.



     Reimbursable payroll, benefits and other costs, which we recorded as expense under EITF 01-14, increased by $344.5 million, or 116%, to $642.3 million for the nine months ended September 30, 2003, from $297.7 million for the same period in 2002. Substantially all of this increase was due to the increase in the number of employees and managed properties resulting from the merger of MeriStar Hotels with IHC.



     NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS. Net income (loss) available to common stockholders increased $39.0 million to $3.6 million for the nine months ended September 30, 2003, from $(35.4) million for the nine months ended September 30, 2002. This increase was due to the increase in revenues partially offset by the increase in expenses, as discussed above, as well as the following:



     - Net interest expense increased $3.7 million, or 107%, to $7.2 million for the nine months ended September 30, 2003, from $3.5 million for the nine months ended September 30, 2002. This increase was primarily due to the increase in outstanding debt following the merger of MeriStar Hotels and IHC, the increase in the amortization of deferred financing fees associated with the merger and the January 2003 debt refinancing mentioned below. The amortization of deferred financing fees is included in interest expense.



     - Equity in loss of affiliates decreased $0.8 million, or 49%, to $0.9 million for the nine months ended September 30, 2003, from $1.7 million for the same period in 2002. These losses consist of our proportionate share of the losses incurred through our non-controlling equity investees in various hotels. Losses were incurred by the hotels owned by our equity investments due to the weakness in the U.S. economy during 2002 and the continued weakness into 2003, followed by the impact of the war in Iraq in 2003. Future adverse changes in the hospitality industry market conditions or poor operating results of the underlying investments could result in future losses or an inability to recover the carrying value of these investments.



     - Conversion incentive payment -- convertible notes was a one-time payment to our principal investor group of $7.3 million in 2002, made in connection with the merger of MeriStar Hotels and IHC on July 31, 2002. There were no similar payments made in 2003.



     - Gain on refinancing was $13.6 million for the nine months ended September 30, 2003, compared to $0 for the same period 2002. At December 31, 2002, we had $56.1 million of long-term debt under a term loan due to MeriStar Hospitality, which was due to mature on July 31, 2007. MeriStar Hospitality, seeking additional liquidity, approached us in late 2002 regarding a negotiated discounted repayment of the MeriStar Hospitality term loan. The repayment of $42.1 million was completed in January 2003. We financed part of the repayment with the proceeds from a $40.0 million subordinated term loan and realized a gain of $13.6 million.



     - Income tax expense increased by $1.8 million to $2.4 million for the nine months ended September 30, 2003, from $0.6 million for the same period 2002. In 2003, our effective tax rate is approximately 40%. In 2002, we recorded a valuation allowance against certain deferred tax assets in connection with the merger between MeriStar Hotels and IHC on July 31, 2002.



  ADJUSTED EBITDA



     Adjusted EBITDA increased $21.8 million, to $11.5 million for the nine months ended September 30, 2003, from $(10.3) million for the nine months ended September 30, 2002. Major components of this increase were:



     - The hotel management segment's net income (loss) increased $6.1 million, to $0.3 million for the nine months ended September 30, 2003, from a loss of $(5.7) million for the same period 2002. The hotel management segment's Adjusted EBITDA increased by $9.3 to $17.7 million for the nine months ended September 30, 2003, from $8.3 million for the nine months ended September 30, 2002. This increase is due to the increase in hotel management operations subsequent to the merger of MeriStar Hotels with IHC on July 31, 2002, and the increase in net income.



     - The corporate housing segment's net income (loss) decreased $3.1 million, to $(2.6) million for the nine months ended September 30, 2003, from $0.5 million for the same period 2002. The corporate housing segment's Adjusted EBITDA decreased $3.4 million, from $0.9 million for the nine months ended September 30, 2002 to $(2.5) million for the nine months ended September 30, 2003. Corporate housing operations were included in our results of operations beginning on August 1, 2002, after the merger of MeriStar Hotels with IHC on July 31, 2002. Therefore, only two months of corporate housing operations are included in the 2002 period as compared to nine months in the 2003 period.



     - Net income (loss) from other activities increased $33.4 million, to $5.8 million for the nine months ended September 30, 2003, from a loss of $(27.6) million for the same period 2002. Adjusted EBITDA from other activities increased by $15.8 million, to $(3.7) million for the nine months ended September 30, 2003, from $(19.5) million for the same period in 2002. The 2002 amount includes merger and integration costs, restructuring expenses and tender offer costs included in net operating income, and the 2003 amount includes merger and integration costs, and asset impairment charges and write-offs.


  YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     REVENUES. The following table shows the operating statistics for our managed hotels on a same store basis for the twelve months ended December 31:

                                                             2002     2001     CHANGE
                                                            ------   -------   ------
Revenue per available room................................  $63.89   $ 68.10     (6.2)%
Average daily rate........................................  $98.04   $103.43     (5.2)%
Occupancy.................................................    65.2%     65.8%    (0.9)%

     Prior to the merger on July 31, 2002, IHC managed 141 hotels with 29,752 rooms. Subsequent to the merger, on December 31, 2002 we managed 393 properties with 83,053 rooms.

     Our total revenue increased $282.3 million to $601.1 million for the year ended December 31, 2002 compared to $318.8 million in 2001. Major components of this increase were:

     - Lodging revenues, which included revenues from one leased hotel in 2001, decreased $1.5 million, from $4.4 million for the twelve months ended December 31, 2001 to $2.9 million for the year ended December 31, 2002. Of the decrease, $0.6 million related to a decrease in revenue per available room at our owned hotel for the periods presented, primarily due to the slowdown of the economy and the hospitality industry. The remaining $0.9 million related to the leased hotel, which was no longer under lease in 2002.

     - Revenue from management fees increased $15.4 million, from $24.5 million for the year ended December 31, 2001 to $39.9 million for the year ended December 31, 2002. An increase of $16.4 million was due to the increase in number of managed hotels resulting from the merger of MeriStar Hotels with IHC on July 31, 2002. This increase was offset by a decrease in revenue per available room as a result of the decrease in the average daily rate as noted above, which resulted in a decrease in management fee revenue of $1.0 million.

     - Corporate housing revenue was $46.8 million for the year ended December 31, 2002, compared to $0 in the same period of the previous year. Corporate housing revenue was included in the results of operations beginning August 1, 2002 as a result of the merger between MeriStar Hotels and IHC on July 31, 2002.

     - Other revenues increased $2.2 million from $15.1 million for the year ended December 31, 2001 to $17.3 million for the year ended December 31, 2002. The majority of this increase, $1.5 million, was due to the merger of MeriStar Hotels and IHC on July 31, 2002. The remainder was partially due to an increase in insurance revenues from Northridge Insurance of approximately $2.4 million, offset by a decrease in purchasing revenue by $1.1 million and an overall decrease in other revenues by approximately $0.6 million.

     - Reimbursable costs, which we record as revenue under EITF 01-14, increased by $219.4 million to $494.2 million for the year ended December 31, 2002 from $274.8 million for the year ended December 31, 2001. Substantially all of this increase was due to the increase in the number of employees at our managed properties resulting from the merger between MeriStar Hotels and IHC.

     OPERATING EXPENSES BY DEPARTMENT. Total operating expenses by department increased $37.5 million to $40.1 million for the year ended December 31, 2002 compared to $2.6 million for the year ended December 31, 2001. Factors primarily affecting the increase were:

     - Corporate housing expenses were $38.0 million for the year ended December 31, 2002, compared to $0 in 2001. Corporate housing expenses were included in the results of operations beginning on August 1, 2002 after the merger between MeriStar Hotels and IHC on July 31, 2002. This increase was offset by the decrease in lodging expenses, discussed below.

     - Lodging expenses decreased $0.5 million, from $2.6 million for the year ended December 31, 2001 to $2.1 million for the twelve months ended December 31, 2002. This decrease was a direct result of the decrease in revenue from hotels as described above.

     UNDISTRIBUTED OPERATING EXPENSES. Undistributed operating expenses for 2002 include the following items:

     - administrative and general;

     - lease expense;

     - depreciation and amortization;

     - merger costs;

     - restructuring expenses;

     - tender offer costs; and

     - asset impairment and write-offs.


     Total undistributed operating expenses increased $44.0 million to $89.0 million for the year ended December 31, 2002 compared to $45.0 million for the year ended December 31, 2001. Factors primarily affecting the increase were:


     - Administrative and general expenses increased by $17.1 million from $31.1 million for the year ended December 31, 2001 to $48.2 million for the year ended December 31, 2002. An increase of $21.3 million was attributable to the increase in expenses resulting from the merger between MeriStar Hotels and IHC on July 31, 2002. This was offset by a decrease of $4.2 million attributable to cost reductions achieved following the merger.

     - Lease expense was $0.5 million for the year ended December 31, 2001 compared to $0 for the same period of 2002. This was a result of our lease contracts being converted to management contracts during 2001.

     - Depreciation and amortization expense increased by $3.7 million from $10.4 million for the year ended December 31, 2001 to $14.1 million for the year ended December 31, 2002. This increase was primarily due to the acquisition of certain depreciable and amortizable fixed assets, as well as intangible assets, in conjunction with the merger between MeriStar Hotels and IHC on July 31, 2002. These assets included management contracts, franchise fees and deferred financing fees.

     - Merger costs were $9.4 million for the year ended December 31, 2002. Merger costs consisted of the write off of $2.5 million of deferred financing fees related to the repayment and retirement of a prior senior credit facility and the repayment of a limited recourse mortgage note. Also included in merger costs is a $1.9 million charge for the forgiveness of some outstanding employee and officer notes receivable and a $1.0 million charge relating to the accelerated vesting of preferred stock. The remaining $4.0 million were integration costs incurred in connection with the merger between MeriStar Hotels and IHC.

     - Restructuring costs were $12.6 million for the year ended December 31, 2002. Restructuring costs consisted of $10.5 million of estimated severance costs to be paid to employees whose positions were relocated or eliminated as a result of the merger between MeriStar Hotels and IHC, and $2.3 million of restructuring costs, which are estimates of non-cancelable lease costs in certain offices that we no longer occupy as a result of the merger. This was offset by a $0.2 million net benefit related to the closing of operations in one corporate housing market and an adjustment to previously recorded restructuring expenses related to the merger.

     - Tender offer costs of $1.0 million represent costs related to the unsuccessful Shaner tender offer. These costs were incurred for legal and professional fees.

     - Asset impairment and write-offs increased $0.8 million from $3.0 million for the twelve months ended December 31, 2001 to $3.8 million for the twelve months ended December 31, 2002. In 2001, we recorded a loss on impairment of equity investment in hotel real estate in the amount of $3.0 million. This loss related to our 20% non-controlling interest in a partnership that owns the Renaissance Worldgate Hotel in Kissimmee, Florida. The loss represented the permanent impairment of the future profitability of this hotel. In the fourth quarter of 2002, we recorded a $2.7 million impairment charge to reduce the carrying value of our investment in FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P. to its estimated fair value. Also in the fourth quarter of 2002, we wrote off $1.1 million of certain intangible management contract assets, due to the disposition of the related properties and the termination of our management contracts on these properties.

     - Reimbursable costs recorded as revenue under EITF 01-14 increased by $219.4 million to $494.2 million for the year ended December 31, 2002 from $274.8 million for the year ended December 31, 2001. We recorded a corresponding expense as "other expenses from managed properties" on our statement of operations. Substantially all of this increase was due to the increase in the number of employees at our managed properties resulting from the merger between MeriStar Hotels and IHC.

     NET LOSS AVAILABLE TO COMMON STOCKHOLDERS. Net loss available to common stockholders increased $30.8 million to $(38.8) million for the twelve months ended December 31, 2002 from $(8.0) million for the twelve months ended December 31, 2001. This increase was due to the decrease of $14.8 million of EBITDA and the increase of $3.7 million in depreciation and amortization expense as discussed above. The following contributed to the remainder of the increase:

     - Interest expense increased $4.0 million to $5.6 million for the year ended December 31, 2002 from $1.6 million for the year ended December 31, 2001 due to the increase in outstanding debt following the merger between MeriStar Hotels and IHC.

     - We recorded a $9.2 million charge related to the conversion of a portion of IHC's convertible notes and Series B Preferred Stock on June 26, 2002. IHC paid its principal investor group an incentive payment of $9.2 million and issued the group an aggregate of 5,939,140 shares of its Class A Common Stock. Of the total incentive payment of $9.2 million, we allocated $7.3 million for the induced conversion of the convertible notes, and $1.9 million was allocated to the induced conversion of the Preferred Stock. In addition, three members of senior management converted their Preferred Stock into an aggregate of 562,500 shares of Class A Common Stock.

     - Income tax benefit decreased by $2.2 million to $1.1 million for the year ended December 31, 2002 from $3.3 million for the year ended December 31, 2001. In 2002, we recorded a $1.7 million valuation allowance on certain deferred tax assets that were not anticipated to be realized in future periods.

     These were offset by:

     - Equity in loss of affiliates decreased $2.8 million to $2.4 million in the twelve months ended December 31, 2002 from $5.2 million in the same period in 2001. These losses consist of our proportionate share of the losses incurred through our non-controlling equity investments in various hotels. During 2001 and 2002, these losses were incurred by the hotels due to the weakness in the U.S. economy and significant declines in occupancy. Future adverse changes in the hospitality and lodging industry market conditions or poor operating results of the underlying investments could result in future losses or an inability to recover the carrying value of these investments. During 2001, we reduced to zero the carrying value of our remaining 10% non-controlling equity interest in Interconn Ponte Verde Company, L.L.C. after recording our proportionate share of the losses incurred by that entity. This contributed to the decrease in losses from 2001 to 2002. This was partially offset by an increase in losses recognized for our proportionate share of our 50% investment in the joint ventures with FelCor Lodging Trust Incorporated, or FelCor, during 2002.


     ADJUSTED EBITDA. Adjusted EBITDA decreased $14.8 million to $(8.1) million for the year ended December 31, 2002, from $6.7 million for the year ended December 31, 2001. Major components of this decrease were:



     - The hotel management segment's net loss decreased $3.4 million, from $(4.3) million for the year ended December 31, 2001, to $(0.9) million for the year ended December 31, 2002. The hotel management segment's Adjusted EBITDA increased by $9.4 million to $19.2 million for the year ended December 31, 2002, from $9.8 million for the year ended December 31, 2001. This increase was due to the increase in operations as a result of the merger between MeriStar Hotels and IHC on July 31, 2002.



     - The BridgeStreet corporate housing segment's net loss was $(1.2) million for the year ended December 31, 2002. The BridgeStreet corporate housing segment's Adjusted EBITDA was a loss of ($0.5) million in the year ended December 31, 2002. Corporate housing operations were included in our results of operations beginning on August 1, 2002, after the merger between MeriStar Hotels and IHC on July 31, 2002.


     - Net loss from other activities increased $31.0 million, from $(3.0) million for the year ended December 31, 2001, to $(34.1) million for the year ended December 31, 2002. Adjusted EBITDA from other activities decreased by $23.8 million due to the merger, restructuring costs, tender offer costs, and asset impairments and write-offs described above.


  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     REVENUE. Total revenues decreased $215.2 million to $318.8 million for the year ended December 31, 2001 compared to $534.0 million for the same period in 2000. Major components of this decrease were:

     - Lodging revenues included revenue from one leased hotel in 2001 and a number of leased hotels owned by Equity Inns in 2000. Lodging revenues decreased by $199.1 million from $203.5 million in 2000 to $4.4 million in 2001. During the fourth quarter of 2001, we finalized the conversion of the Equity Inns hotel lease contracts for management agreements. As a result of the Equity Inns lease conversion, effective January 1, 2001, the operating revenues of these hotels were no longer reflected in our financial statements. Instead, we recorded revenues from management fees only. During 2000, we recorded lodging revenues of $198.2 million related to these previously leased hotels.

     - Management fees decreased by $5.0 million from $29.5 million in 2000 to $24.5 million in 2001. During 2001, we earned lower base and incentive management fee revenue with respect to managed luxury and upscale hotels. Net management fees earned from hotels in this segment decreased by $7.3 million during 2001 as compared to 2000. Wyndham International Inc. owned a 55% non-controlling ownership interest in Interstate Hotels LLC, one of our subsidiaries. During the fourth quarter of 2000, we agreed to redeem from affiliates of Wyndham substantially all of their ownership interest in that subsidiary. In the redemption, our management agreements for seven Wyndham-owned hotels were terminated. During 2000, we earned management fee revenue of $2.1 million from these hotels. In addition, lower incentive management fee revenue was earned from luxury and upscale hotels due to the weakness in the U.S. economy during 2001 and significant declines in occupancy following the September 11th terrorist attacks. During 2001, net management fees earned from mid-scale, upper economy and budget hotels increased by $2.3 million during 2001 as compared to 2000. This increase was primarily due to additional management fee revenue of $1.9 million during 2001 earned from previously leased hotels as a result of the Equity Inns lease conversion, as discussed above.

     - Other revenues increased by $1.9 million, from $13.2 million in 2000 to $15.1 million 2001. This increase was partially due to incremental accounting fee revenue of $0.7 million during 2001 earned from previously leased hotels as a result of the Equity Inns lease conversion, as discussed above. In addition, income earned on national purchasing contracts increased by $1.4 million during 2001 compared to 2000.

     - Reimbursable costs at managed properties recorded as revenue under EITF 01-14 decreased by $13.1 million to $274.8 million for the year ended December 31, 2001, from $287.9 million for the year ended December 31, 2000. This decrease was due to a decrease in the number of managed hotels and the resulting decrease in number of employees.

     OPERATING EXPENSES BY DEPARTMENT. Total operating expenses by department decreased $113.4 million, to $2.6 million for the twelve months ended December 31, 2001 compared to $116.0 million for the twelve months ended December 31, 2000. As a result of the Equity Inns lease conversion, effective January 1, 2001, the operating expenses of the previously leased hotels were no longer reflected in our financial statements. Instead, we recorded revenues from management fees only. During 2000, we recorded lodging expenses of $113.0 million related to these previously leased hotels. Another factor affecting the decrease was the decrease in rooms, food and beverage, property costs and other departmental expenses from the Pittsburgh Airport Residence Inn by Marriott and one other leased hotel.

     UNDISTRIBUTED OPERATING EXPENSES. Undistributed operating expenses for 2001 included the following items:

     - administrative and general;

     - lease expense;

     - depreciation and amortization;

     - joint venture start-up costs; and

     - asset impairment and write-offs.

     Total undistributed operating expenses decreased $111.9 million to $45.0 million for the twelve months ended December 31, 2001 compared to $156.9 for the twelve months ended December 31, 2000. Factors primarily affecting the decrease were:

     - General and administrative expenses decreased by $6.5 million, from $37.6 million in 2000 to $31.1 million in 2001. During 2001, we incurred lower general and administrative expenses relating to business travel and relocation. Specifically, during the fourth quarter of 2001, we finalized the Equity Inns hotel lease conversion. Based on the final settlement with Equity Inns, we reversed approximately $1.0 million of estimated accrued liabilities related to the conversion that were established and recorded as a general and administrative expense in the fourth quarter of 2000. The reversal of the accrued liabilities was recorded as a reduction of general and administrative expense in 2001. We incurred $3.1 million of legal expenses during 2001 related to on-going lawsuits as compared to $1.4 million during 2000.

     - During 2000, we incurred $0.7 million of expenses for reserves for doubtful accounts related to notes receivable. We incurred no such expenses during 2001. In addition, we incurred expenses during 2000 for a $1.5 million deficiency between the amount of premiums received as compared to actual and estimated claims incurred under our self-insured health and welfare plan. We incurred no such deficiency during 2001. General and administrative expenses as a percentage of revenues increased to 9.8% during 2001 compared to 7.0% during 2000. This increase was due to the decrease in total revenues resulting from the Equity Inns lease conversion.

     - Payroll and related benefits decreased by $3.0 million, from $22.7 million in 2000 to $19.7 million in 2001. During 2001, we incurred lower expenses related to bonuses for executives and key employees. These expenses decreased by $2.4 million during 2001. In addition, overall salaries and wages decreased by $0.4 million during 2001 due to temporary pay reductions following the September 11th terrorist attacks and a wage freeze until 2002. Payroll and related benefits as a percentage of revenues increased to 6.2% during 2001 compared to 4.3% during 2000. This increase was due to the decrease in total revenues resulting from the Equity Inns conversion.

     - Lease expense represents base rent and participating rent that is based on a percentage of rooms and food and beverage revenues from leased hotels. Lease expense decreased by $88.1 million, from $88.6 million in 2000 to $0.5 million in 2001. As a result of the Equity Inns lease conversion effective January 1, 2001, we no longer incurred lease expense related to the previously leased hotels.

     - Depreciation and amortization decreased by $5.7 million, from $16.1 million in 2000 to $10.4 million in 2001. This decrease was partially due to the Equity Inns lease conversion that resulted in a non-cash impairment loss of $12.6 million in 2000 related to the carrying value of our long-term intangible assets. This loss reduced our investment in lease contracts and resulted in decreased amortization of $1.2 million in 2001. In addition, as a result of the Wyndham Redemption in the fourth quarter of 2000, we recorded a $14.1 million reduction of the carrying value of long-term intangible assets related to our investment in management agreements and resulted in decreased amortization of $5.2 million in 2001.

     - Joint venture start-up costs of $2.1 million in 2000 relating to our joint venture with Lehman Brothers, net of a $0.8 million reimbursement from the joint venture, include the legal, investment banking and other costs we incurred in connection with the start-up of the joint venture.

     - The impairment loss of $12.6 million in 2000 represents a non-cash impairment charge on the non-monetary exchange of our hotel lease contracts for management agreements. As discussed above, the lease contracts for 75 hotels previously leased from Equity Inns were terminated, and we entered into management agreements for 54 of the hotels formerly leased to us effective January 1, 2001.

     - The impairment loss of $3.0 million in 2001 represents a non-cash impairment loss related to our 20% non-controlling equity interest in a partnership that owns the Renaissance Worldgate Hotel in Kissimmee, Florida. We recorded the impairment loss in the third quarter of 2001 as a result of a permanent impairment of the future profitability of this hotel. Since its acquisition in the fourth quarter of 2000, the hotel had experienced lower than expected operating cash flows, primarily due to decreased occupancy rates and average daily room rates that affected this hotel and the Orlando lodging market in general. In addition, the weakness in the U.S. economy during 2001 coupled with the severe downturn in the Florida lodging market after the September 11th terrorist attacks had resulted in significant financial difficulties for the hotel. As a result, the hotel was unable to satisfy debt service obligations, which resulted in mortgage defaults. Consequently, on February 21, 2002, the ownership and financing for the hotel were restructured in order to address the financial difficulties of the hotel. As part of this restructuring, our 20% non-controlling equity interest was redeemed in exchange for mutual releases with respect to the obligations of the hotel. In addition, the hotel owner and we amended the management agreement for the hotel, pursuant to which, among other things, we waived our management fees for the period from July 1, 2001 through February 21, 2002 and agreed to reduce our management fee for periods following February 21, 2002.


     As a result of the charges noted above, an operating loss of $(3.6) million was incurred in 2001 as compared to an operating loss of $(26.8) million in 2000.



     NET LOSS AVAILABLE TO COMMON STOCKHOLDERS. Net loss available to common stockholders decreased $1.0 million to $(8.0) million for the year ended December 31, 2001 from $(9.0) million for the year ended December 31, 2000. The majority of the decrease relates to the decrease in revenue of $215.2 million and related expenses of $238.4 million due to the Equity Inns lease conversion as discussed above. This created a decrease in net operating loss of $(23.2) million. This was partially offset by the following:


     - Losses from equity investments in hotel real estate were $(5.2) million in 2001, compared to $(0.5) million in 2000. In 2001, this consisted of our proportionate share of the losses incurred by four non-controlling equity investments in 11 hotels. These losses were incurred by the hotels due to the weakness in the U.S. economy during 2001 and significant declines in occupancy following the September 11th terrorist attacks.

     - Net interest income of $1.8 million was recorded in 2000 as compared to net interest expense of $(1.7) million in 2001, primarily due to $1.8 million of incremental interest expense that we incurred related to the issuance of our 8.75% subordinated convertible notes in an aggregate principal amount of $25.0 million to our principal investor group. Also during 2001, we incurred interest expense of $0.5 million on the long-term debt associated with the Wyndham Redemption and interest expense of $0.4 million on the long-term debt associated with the FelCor acquisition.

     - Minority interest expense was a benefit of $(10.7) million in 2000 compared to an expense of $0.2 million in 2001. This reflects Wyndham's 55% non-controlling interest through October 31,

       2000 and adjusted to 1.6627% thereafter to reflect the reduction of Wyndham's common interest resulting from the redemption of their non-voting ownership interest.

     - Income tax benefit decreased $2.6 million, from $5.9 million in 2000 to $3.3 million in 2001. Income tax benefit for 2000 was computed based on an effective tax rate of 40% after reduction of minority interest. Income tax benefit for 2001 was computed based on an effective tax rate of 38% after reduction of minority interest and adjusted for a full valuation allowance established on the anticipated capital loss that was generated through the impairment of the Renaissance Worldgate Hotel equity investment in hotel real estate.


     ADJUSTED EBITDA. Adjusted EBITDA increased $17.4 million to $6.7 million for the year ended December 31, 2001 from $(10.7) million for the year ended December 31, 2000. The primary causes of this increase were:



     - The hotel management segment's net income decreased $10.1 million, from net income of $5.7 million for the year ended December 31, 2000, to a net loss of $(4.3) million for the year ended December 31, 2001. The hotel management segment's Adjusted EBITDA increased by $5.9 million to $9.8 million for the twelve months ended December 31, 2001, from $3.9 million for the twelve months ended December 31, 2000. The majority of the increase is due to the Equity Inns conversion as discussed above, resulting in increased management fee revenue from previously leased hotels, and decreased general and administrative expenses.



LIQUIDITY AND CAPITAL RESOURCES



     WORKING CAPITAL. We had $20.7 million of cash and cash equivalents at September 30, 2003, compared to $7.1 million at December 31, 2002, and working capital deficit (current assets less current liabilities) of $10.3 million at September 30, 2003 compared to a working capital deficit of $13.1 million at December 31, 2002. This improvement in working capital of $2.8 million resulted primarily from the increase in net income and accounts receivable, partially offset by the timing of accounts payable.



     OPERATING ACTIVITIES. Net cash provided by operating activities was $18.1 million for the nine months ended September 30, 2003, compared to net cash used in operating activities of $(15.5) million for the nine months ended September 30, 2002. The increase in cash of $33.6 million resulted primarily from changes in the accounts payable and accrued liabilities balances, a one time $7.3 million payment in 2002 to induce conversion of our convertible notes by our principal investor group, partially offset by an increase in operating income (adjusted for non-cash items).


     Net cash used in operating activities was $17.5 million during the year ended December 31, 2002 compared to $1.4 million during the year ended December 31, 2001. The increase of $16.1 million resulted primarily from changes in the accounts payable and accrued liabilities balances, and a $7.3 million payment to induce conversion of our convertible notes by our principal investor group, partially offset by an increase in operating income (adjusted for non-cash items).

     If weakness in the economy continues to negatively impact the financial results of our managed hotels and corporate housing operations, our management fee and corporate housing revenues could decrease, and we may incur additional losses from our minority investments. These events and factors could negatively impact our cash flows from operating activities and net income.


     We are required to distribute 1.6627% of cash flows from the operations of Interstate Hotels, LLC, one of our operating subsidiaries, to Wyndham International, Inc., based on Wyndham's common interest in that entity. The net distribution payable to Wyndham from January 1, 2003 through September 30, 2003 was $0.3 million.



     INVESTING ACTIVITIES. Net cash used in investing activities was $13.7 million for the nine months ended September 30, 2003, compared to net cash used in investing activities of $3.8 million for the nine months ended September 30, 2002. This increase in use of cash was due to an $7.2 million increase in expenditures for property and equipment and management agreement costs for the nine months ended

September 30, 2003 compared to the same period 2002. The increase in property and equipment expenditures was primarily due to construction expenses associated with in the build-out and furnishing of our new corporate headquarters in Arlington, Virginia in 2003. The increase was also due to an increase in restricted cash of $1.8 million from two of our consolidated subsidiaries. The increases were partially offset by merger-related costs of approximately $1.7 million paid during the first half of 2002 that did not recur in 2003.


     Our net cash used in investing activities was $5.0 million during the year ended December 31, 2002 compared to net cash used in investing activities of $1.1 million during the year ended December 31, 2001. During 2002, we paid merger-related acquisition costs of approximately $3.5 million.


     We formerly participated in the ownership of the Renaissance Worldgate Hotel in Kissimmee, Florida. The majority owners and the principal lender for the hotel are affiliated with our principal investor group. In conjunction with a restructuring of the ownership and financing of this property in 2002, the hotel owner issued a promissory note of $0.3 million to us. The note bears interest at nine percent per annum and is payable in equal quarterly installments beginning January 1, 2003. The hotel owner has not paid the first three installments due in 2003. Additionally, we are owed approximately $1.4 million from the hotel as of September 30, 2003. This balance represents management fees and amounts for certain unpaid reimbursable costs under our management contract for the hotel. As of August 2003, we no longer managed this hotel. We are currently engaged in discussions with the hotel's owner regarding the payment of these amounts due to us.



     We periodically make equity investments in entities that own hotel properties we manage. We evaluate these investment opportunities based on financial and strategic factors such as the estimated potential value of the underlying hotel properties and the management fee revenues we can obtain from the investment. In May 2003, we formed a joint venture with Northridge Capital, a privately owned real estate investment company, to acquire up to $400.0 million of hotel assets. The joint venture will be funded with approximately 50% equity and the balance in secured debt. Northridge Capital will contribute up to $45.0 million in equity, we will contribute up to $5.0 million and we will seek up to an additional $200.0 million of debt financing and $150.0 million of equity financing from outside investors. The joint venture acquired its first hotel in August 2003. See "Prospectus Summary -- Recent Developments -- Joint venture hotel acquisition."



     FINANCING ACTIVITIES. Net cash provided by (used in) financing activities was $9.0 million for the nine months ended September 30, 2003, compared to $(6.8) million for the nine months ended September 30, 2002. This increase in cash was due primarily to the following:


     - debt repayments of $81.8 million, including $42.1 associated with the repayment of the MeriStar Hospitality term loan, and $39.7 million associated with repayments of our revolving credit facility and note payable; offset by

     - borrowings of $92.5 million, consisting of $40.0 million associated with a new subordinated term loan, and $52.5 million of borrowings under our senior credit facility; and

     - financing fees paid of $1.9 million, the majority associated with the new subordinated term loan.

     Our net cash used in financing activities was $9.6 million during the year ended December 31, 2002 compared to $9.8 million during the year ended December 31, 2001. This use of cash was due primarily to the following:

     - $1.9 million payment to induce conversion of our Series B preferred stock by our principal investor group.

     - $4.5 million of repayment of long-term debt to Wyndham.

     - $1.4 million of repayments on a limited recourse mortgage note.

     SENIOR CREDIT AGREEMENT. Effective July 31, 2002, in connection with the closing with the merger between MeriStar Hotels and IHC, we entered into a $113.0 million senior credit agreement with a group of banks. The senior credit agreement consists of a $65.0 million term loan due on July 28, 2005 and a $48.0 million revolving credit facility due on July 28, 2005, with a one-year extension at our option. We are required to make quarterly amortization payments on the term loan of $0.4 million each. The interest rate on the senior credit agreement is the 30-day London Interbank Offered Rate, or LIBOR, plus 3.00% to 4.50%, depending upon our meeting certain financial tests. We expect to use the net proceeds of this offering to repay indebtedness under the senior credit agreement. The senior credit facility contains covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. At September 30, 2003, we were in compliance with these covenants. At September 30, 2003, borrowings under the senior credit agreement bore interest at a rate of 5.17% per annum, which is the 30-day LIBOR + 4.0%. We incurred $1.1 million and $3.4 million of interest expense on the senior credit agreement for the three and nine months ended September 30, 2003, respectively. As of November 3, 2003, the total availability under our senior credit agreement was $22.5 million.


     MERISTAR HOSPITALITY TERM LOAN. MeriStar Hospitality, seeking additional liquidity, approached us in late 2002 regarding a negotiated discounted repayment of the MeriStar Hospitality term loan. The repayment of $42.1 million was completed in January 2003. We financed the repayment with proceeds from a $40.0 million subordinated term loan and cash on hand and realized a gain of $13.6 million. The remainder of the repayment was funded out of available cash. We have determined that the fair value of the debt approximates its carrying value.


     SUBORDINATED TERM LOAN. In January 2003, we entered into a $40.0 million subordinated term loan with Lehman Brothers Holdings, Inc. that carries a variable interest rate based on the 30-day LIBOR plus a spread of 8.50%. The subordinated term loan matures on January 31, 2006, but if the revolving portion of our senior credit facility is extended for an additional year, the maturity of the subordinated term loan will also be automatically extended by one year to January 31, 2007. This term loan is subordinated to borrowings under our senior credit agreement and contains certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. At September 30, 2003, we were in compliance with these covenants. At September 30, 2003, borrowings under the subordinated term loan bore interest at a rate of 9.63% per annum. We incurred $1.0 million and $2.9 million of interest expense on the subordinated term loan for the three and nine months ended September 30, 2003, respectively.



     PROMISSORY NOTE. In March 2001, we entered into a promissory note in the amount of $4.2 million with FelCor to fund the acquisition of a 50% non-controlling equity interest in two partnerships that own eight mid-scale hotels. Interest on the note is payable monthly at the rate of 12% per annum and the outstanding principal balance is due and payable on December 31, 2010. For the three and nine months ended September 30, 2003, we incurred $0.1 million and $0.4 million of interest expense on the promissory note, respectively.



     In June and August 2003, we made principal payments of $0.2 million and $0.3 million respectively on the promissory note. As of September 30, 2003, the remaining balance on the promissory note is $3.7 million. In connection with the June payment, our ownership interest in the partnerships was reduced from 50% to 49.5%. In connection with the June payment, FelCor contributed $0.1 million as a partner contribution to our partnerships with FelCor. Our ownership interest in the partnerships was therefore reduced from 50% to 49.5%. We do not expect any further reductions in our interest in the partnerships.



     LIQUIDITY. In 2003, we expect to incur additional merger-related costs (primarily related to relocation of employees and other business integration costs) and to make payments on merger-related restructuring accruals we established in 2002. We estimate the total cash outlay for restructuring and merger and integration-related costs in 2003 to be approximately $4.5 million.


     We believe that cash generated by our operations, together with borrowing capacity under our senior credit agreement, will be sufficient to fund our requirements for working capital, capital expenditures and debt service for the next twelve months. We expect to continue to seek acquisitions of hotel management businesses and management contracts, and joint venture opportunities where we can participate in the ownership of hotels we manage. We expect to finance future acquisitions through a combination of additional borrowings under our credit facility and the issuance of equity instruments, including common stock or operating partnership units, or additional/replacement debt, if market conditions permit. We believe these sources of capital will be sufficient to provide for our long-term capital needs.

CONTRACTUAL OBLIGATIONS AND MATURITIES OF INDEBTEDNESS


     The following table summarizes our contractual obligations at September 30, 2003, and the effect that those obligations are expected to have on our liquidity and cash flows in future periods (amounts in thousands):


                                                                                      REDEEMABLE
                                                                                       OPERATING
                        SENIOR CREDIT    PROMISSORY   SUBORDINATED   NON-CANCELABLE   PARTNERSHIP
                          FACILITY          NOTE       TERM LOAN         LEASES          UNITS       TOTAL
                       ---------------   ----------   ------------   --------------   -----------   --------
2003.................      $   406         $   --       $    --         $19,608         $   --      $ 20,014
2004.................        1,625             --            --          14,501          1,310        17,436
2005.................       61,750             --            --          10,097             --        71,847
2006.................       23,500             --            --           8,355             --        31,855
2007.................           --             --        40,000           6,265             --        46,265
thereafter...........           --          3,723            --          29,034             --        32,757
                           -------         ------       -------         -------         ------      --------
Total................      $87,281         $3,723       $40,000         $87,860         $1,310      $220,174
                           =======         ======       =======         =======         ======      ========

     LONG-TERM DEBT. For principal repayment and debt service obligations with respect to our long-term debt, see Note 6 to our condensed consolidated financial statements.

     LEASE COMMITMENTS. We lease apartments for our BridgeStreet corporate housing division and office space for our corporate offices. The leases terminate at various times up and through 2014.


     MANAGEMENT AGREEMENT COMMITMENTS. Under the provisions of management agreements with certain hotel owners, we had outstanding commitments as of September 30, 2003, to provide an aggregate of $5.0 million to these hotel owners in the form of investments or working capital loans. The loans may be forgiven or repaid based upon the specific terms of each management agreement. The timing of future investments or working capital loans to hotel owners is currently unknown and is therefore not reflected in the chart set forth above.



     EQUITY INVESTMENT FUNDING. In connection with our equity investments in hotel real estate, we are party to various unconsolidated partnerships or limited liability companies. The terms of such partnership or limited liability company agreements provide that we contribute capital as specified. The timing and amount of such contributions of capital, if any, is currently unknown and is therefore not reflected in the chart set forth above. We have non-controlling equity interests in nine hotel real estate limited partnerships and limited liability companies. We do not guarantee the debt or other obligations of any of these investments.



     REDEEMABLE OPERATING PARTNERSHIP UNITS. After April 1, 2004, the holders of Preferred units of our subsidiary operating partnership may require the partnership to redeem these units for cash at a price of $16.70 per unit or, at the holders option, shares of our common stock having equivalent aggregate value. As of September 30, 2003, other limited partners owned 78,431 Preferred units.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in interest rates on our credit facilities. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.

     Our senior secured credit facility matures July 31, 2005, with a one year extension of the revolving portion at our option. At September 30, 2003, we had borrowings of $87.3 million outstanding on the facility. Interest on the debt is variable, based on the 30-day LIBOR plus a spread of 3.0% to 4.5% depending on our meeting certain financial covenants. The weighted average effective interest rate was 5.17% at September 30, 2003. We have determined that the fair value of the debt approximates its carrying value.


     At December 31, 2002, we had $56.1 million of long-term debt under a term loan due to MeriStar Hospitality, which was due to mature on July 31, 2007. MeriStar Hospitality, seeking additional liquidity, approached us in late 2002 regarding a negotiated discounted repayment of the MeriStar term loan. The repayment of $42.1 million was completed in January 2003. We refinanced the repayment with the proceeds from a $40.0 million subordinated term loan and cash on hand and realized a gain of $13.6 million. The subordinated term loan carries a variable interest rate, based on the 30-day LIBOR plus a spread of 8.50%. The subordinated term loan matures on January 31, 2006, but if the revolving portion of our senior credit facility is extended for an additional year, the maturity of the subordinated term loan will also be automatically extended by one year to January 31, 2007. The remainder of the repayment was funded out of available cash. We have determined that the fair value of the debt approximates its carrying value.


     Our promissory note to FelCor with a balance of $3.7 million, is due on December 31, 2010. Interest on the note is payable monthly at the rate of 12% per annum. At September 30, 2003, the fair value of the promissory note approximated its carrying value.



     A 1.0% change in the 30-day LIBOR would have changed our interest expense by approximately $0.2 million and $0.4 million for the three and nine months ended September 30, 2003, respectively.



     In October 2002, we entered into a $30.0 million, two-year interest rate swap agreement with a financial institution in order to hedge against the effect future interest rate fluctuations may have on our floating rate debt. The swap agreement effectively fixes the 30-day LIBOR at 2.50%. The fair value of the swap agreement was a liability of $0.4 million at September 30, 2003.



     In March 2003, we entered into a $35.0 million, twenty-two month interest rate cap agreement with a financial institution in order to hedge against the effect future interest rate fluctuations may have on our floating rate debt. The interest rate agreement caps the 30-day LIBOR at 4.50%. At September 30, 2003, the fair value of this cap agreement was insignificant.



     Our international operations are subject to foreign exchange rate fluctuations. We derived approximately 3.3% of our revenue for both three month periods ended September 30, 2003 and 2002, respectively, and 3.4% and 2.1% for the nine month periods ended September 30, 2003 and 2002, respectively, from services performed in Canada, the United Kingdom, France, and Russia. Our foreign currency transaction gains and losses were $(0.4) million for the nine months ended September 30, 2003 and is included in accumulated comprehensive income (loss) on our statement of operations. to date, since most of our foreign operations have been largely self-contained or dollar-denominated, we have not been exposed to material foreign exchange risk. Therefore, we have not entered into any foreign currency exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates. In the event that we have large transactions requiring currency conversion we would reevaluate whether we should engage in hedging activities.


NON-GAAP FINANCIAL MEASURES


     Adjusted EBITDA represents earnings (losses) before interest, income tax expense (benefit), depreciation and amortization and equity in loss of affiliates. Historical 2000 Adjusted EBITDA was calculated based on our 45% share of Adjusted EBITDA from our subsidiary Interstate Hotels LLC, which was controlled by us but was 55% owned by Wyndham until October 31, 2000, for the period from January 1, 2000 to October 31, 2000.

     We use Adjusted EBITDA as a measure of operating performance. Adjusted EBITDA should not be considered as an alternative to net income under accounting principles generally accepted in the United States of America for purposes of evaluating our results of operations and does not represent cash flow from operations as defined by generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs.



     We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because:



     - A significant portion of our assets consists of intangible assets. Of those intangible assets, our management contracts are amortized over their remaining terms, and, in accordance with generally accepted accounting principles, those assets are subject to straight-line amortization. Because depreciation and amortization are non-cash items, we believe that presentation of Adjusted EBITDA is a useful measure of our operating performance;


     - It is widely used in the hotel management industry to measure operating performance without regard to items such as depreciation and amortization; and

     - We believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our asset base (primarily depreciation and amortization) from our operating results.


     Our management uses Adjusted EBITDA:


     - as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our asset base (primarily depreciation and amortization) from our operating results;

     - in presentations to our Board of Directors to enable it to have the same measurement of operating performance used by management;

     - for planning purposes, including the preparation of our annual operating budget;

     - for compensation purposes, including the basis for bonuses and other incentives for certain employees;

     - as a valuation measure for evaluating our operating performance and our capacity to incur and service debt, fund capital expenditures and expand our business; and

     - as one measure in determining the value of other acquisitions and dispositions.


     There are material limitations to using a measure such as Adjusted EBITDA, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income or loss. Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net income.



     We are organized into two operating divisions, hotel management and corporate housing. Both of these divisions are reportable operating segments. Each division is managed separately because of its distinctive products and services. We evaluate the performance of each division based on Adjusted EBITDA.



     Prior to the merger between MeriStar Hotels and IHC on July 31, 2002, we operated in two reportable segments: (1) operations of luxury and upscale hotels and (2) operations of mid-scale, upper economy and budget hotels. Following the merger, we operated in the segments shown in the table below. The other items in the tables below represent operating segment activity and assets for the non-reportable segments. Adjusted EBITDA from other activities includes merger costs, restructuring expenses, tender offer costs, asset impairment and write-offs and conversion incentive payments for convertible notes. Other assets include deferred tax assets and net deferred financing costs. For periods prior to the merger, we have combined our two previously reportable segments into the hotel management operating segment for presentation in the table shown below.


     Adjusted EBITDA should be considered in addition to, not as a substitute for or as being superior to, operating losses, cash flows, or other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States of America.


                                                      HOTEL      CORPORATE              FINANCIAL
                                                    MANAGEMENT    HOUSING     OTHER     STATEMENTS
                                                    ----------   ---------   --------   ----------
NINE MONTHS ENDED SEPTEMBER 30, 2003
Net Income (loss).................................   $   344      $(2,585)   $  5,804    $  3,563
Adjustments:
  Depreciation and amortization...................     9,748        1,246          --      10,994
  Interest expense, net...........................     6,468          719          --       7,187
  Equity in loss of affiliates....................       858           --          --         858
  Gain on refinancing.............................        --           --     (13,629)    (13,629)
  Minority interest expense (benefit).............        17         (133)        300         184
  Income tax expense (benefit)....................       229       (1,723)      3,869       2,375
                                                     -------      -------    --------    --------
Adjusted EBITDA...................................   $17,664      $(2,476)   $ (3,656)   $ 11,532
                                                     =======      =======    ========    ========


NINE MONTHS ENDED SEPTEMBER 30, 2002
Net income (loss).................................   $(5,721)     $   513    $(27,567)  $(32,775)
Adjustments:
  Depreciation and amortization...................     8,849          284          --      9,133
  Interest expense, net...........................     3,318          156          --      3,474
  Equity in losses of affiliates..................     1,670           --          --      1,670
  Conversion incentive payment -- convertible
     notes........................................        --           --       7,307      7,307
  Minority interest expense (benefit).............        54           (7)        248        295
  Income tax expense (benefit)....................       158          (56)        539        641
                                                     -------      -------    --------   --------
Adjusted EBITDA...................................   $ 8,328      $   890    $(19,473)  $(10,255)
                                                     =======      =======    ========   ========

YEAR ENDED DECEMBER 31, 2002
Net income (loss).................................   $  (945)     $(1,155)   $(34,071)  $(36,171)
Adjustments:
  Depreciation and amortization...................    13,382          676          --     14,058
  Interest expense, net...........................     5,642          (47)         --      5,595
  Equity in loss of affiliates....................     2,409           --          --      2,409
  Conversion incentive payment -- convertible
     notes........................................        --           --       7,307      7,307
  Minority interest expense (benefit).............      (197)          --          --       (197)
  Income tax expense (benefit)....................    (1,133)          --          --     (1,133)
                                                     -------      -------    --------   --------
Adjusted EBITDA...................................   $19,158      $  (526)   $(26,764)  $ (8,132)
                                                     =======      =======    ========   ========

YEAR ENDED DECEMBER 31, 2001
Net income (loss).................................   $(4,324)     $    --    $ (3,026)  $ (7,350)
Adjustments:
  Depreciation and amortization...................    10,394           --          --     10,394
  Interest expense, net...........................     1,635           --          --      1,635
  Equity in loss of affiliates (benefit)..........     5,169           --          --      5,169
  Minority interest expense (benefit).............       194           --          --        194
  Income tax expense..............................    (3,295)          --          --     (3,295)
                                                     -------      -------    --------   --------
Adjusted EBITDA...................................   $ 9,773      $    --    $ (3,026)  $  6,747
                                                     =======      =======    ========   ========
YEAR ENDED DECEMBER 31, 2000
Net income (loss).................................   $ 5,743      $    --    $(14,646)  $ (8,903)
Adjustments:
  Depreciation and amortization...................    16,091           --          --     16,091
  Interest expense, net...........................    (1,801)          --          --     (1,801)
  Equity in loss of affiliates....................       522           --          --        522
  Minority interest expense (benefit).............   (10,719)          --          --    (10,719)
  Income tax expense (benefit)....................    (5,935)          --          --     (5,935)
                                                     -------      -------    --------   --------
Adjusted EBITDA...................................   $ 3,901      $    --    $(14,646)  $(10,745)
                                                     =======      =======    ========   ========



RECENT ACCOUNTING PRONOUNCEMENTS


     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, Technical Corrections." This statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We adopted this amendment during 2002. In accordance with the guidelines, we accounted for our gain on debt refinancing in 2003 in income (loss) before minority interests and income taxes, rather than as an extraordinary item.

     FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our financial position or results of operations.


     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate the entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Interpretation applies in the first fiscal year or interim period after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not expect that the adoption of FIN 46 will impact our financial position or results of operations although we continue to evaluate our joint ventures and management relationships to determine the applicability of this standard.

     In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. If we enter into contracts of this nature after June 30, 2003, we will comply with SFAS No. 149.

     In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments issued or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 may require us to reclassify our preferred operating partnership units from minority interest to liabilities.

                                    BUSINESS

THE COMPANY

     OVERVIEW. We are the largest independent U.S. hotel management company not affiliated with a hotel brand, measured by number of rooms under management. In our hotel management business, we generate revenues from fees we receive for managing a portfolio of upscale, full-service and premium limited-service hospitality properties. We own one hotel property and hold non-controlling joint venture equity interests in 28 of our managed properties. We also generate revenue from providing ancillary services in the hotel, resort, conference center and golf markets. The ancillary services we provide include insurance and risk management services, purchasing and project management services, information technology and telecommunications services and centralized accounting services. Through our BridgeStreet corporate housing division, we also generate revenues from the leasing of corporate long-term stay apartments.

     As of September 30, 2003, we managed 329 hotel properties, with 70,300 rooms in 44 states, the District of Columbia, Canada and Russia. As of September 30, 2003, we had 3,273 apartments under lease or management through our BridgeStreet corporate housing division in the United States, Canada, France and the United Kingdom.

     Our portfolio of managed properties is diversified by brand, franchise and ownership. We manage hotels with more than 30 franchise and brand affiliations and more than 50 independent hotels. We operate hotels for more than 70 different ownership groups, including individual investors, institutional investors, investment funds, such as Oak Hill Partners, CNL Properties and Northridge Capital, and public REITS, such as MeriStar Hospitality, Equity Inns and FelCor.

     We were formed on August 3, 1998, as MeriStar Hotels and Resorts, Inc., when we were spun off by CapStar and became the lessee and manager of all of CapStar's hotels. Immediately after the spin-off, American General and CapStar merged to form MeriStar Hospitality. We then acquired the management business of the manager of American General's hotels. On May 31, 2000, we completed the acquisition of BridgeStreet Accommodations, Inc. to create our BridgeStreet corporate housing division. On July 31, 2002, we merged with IHC, a hotel management company with a portfolio of more than 130 hotels under management, and changed our name to Interstate Hotels & Resorts, Inc. Because of the increase in the scale of our management business following that merger, MeriStar Hospitality and we began the process of separating the two senior management teams. In March 2003, Mr. Jorns began to take a more active role in our management and became our Chief Investment Officer. On October 22, 2003, Mr. Jorns replaced Mr. Whetsell as our Chief Executive Officer and resigned from the board of directors of MeriStar Hospitality. Mr. Whetsell remains as our Chairman and continues as the Chairman and Chief Executive Officer of MeriStar Hospitality.


     HOTEL MANAGEMENT. We manage hospitality properties for a diverse group of owners. The owners of our managed properties include several large, publicly-owned hotel companies, such as MeriStar Hospitality, Host Marriott Corporation, FelCor, and Equity Inns, large institutional real estate investment companies, such as CNL Hospitality, Cornerstone Real Estate, and W.P. Carey, as well as other owners of individual or multiple hotel properties. The hotels we manage are primarily located throughout the United States and Canada, including most major metropolitan areas and rapidly growing secondary cities. We also currently manage three hotels in Moscow, Russia. Our managed hotels include hotels operated under nationally recognized brand names such as Hilton, Marriott, Sheraton, Westin, Radisson, Doubletree, Embassy Suites, and Holiday Inn.


     We manage properties primarily within the upscale, full-service and premium limited-service sectors, and provide related management services for owners of both sectors as well. We believe the combination of these two sectors provides us with a balanced mix of managed assets. The two sectors attract a wide variety of potential customers, including both business executives and upscale leisure travelers. Managing in these two sectors allows us to provide systems and services to owners on a broad scale, capitalizing on the extensive experience of our corporate operations, sales and support personnel.

     CORPORATE HOUSING. Through our BridgeStreet corporate housing division, we are the lessor of high quality, fully furnished accommodations under our BridgeStreet brand. We lease substantially all of our corporate housing accommodations through flexible, short-term leasing arrangements. We strive to match our supply of accommodations with current and anticipated client demand in order to reduce our financial exposure under leases. We believe our flexible leasing strategy allows us to react to changes in market demand for particular geographic locations and types of accommodations. Our management strives to develop strong relationships with property managers to ensure that we have a reliable supply of high quality, conveniently located accommodations. In London, Toronto and other large international cities, we lease some units with terms of two or more years if we believe it is necessary to acquire a critical number of apartments in a section of the city with high demand for corporate housing and low supply of apartment units.

     OPERATING APPROACH. Following the merger between MeriStar Hotels and IHC, we have continued to capitalize on our hospitality management experience and expertise. We also are emphasizing working with the owners of the hotels we manage to improve the relative performance of our managed hotels, and reduce or control costs in the face of the present extremely difficult economic and operating environments.

     Our senior hotel management team has successfully managed hotels in all sectors of the lodging industry. We attribute our management success to our ability to analyze each hotel as a unique property and to identify particular cash flow growth opportunities present at each hotel. Our principal operating objective is to continue to analyze each hotel as a unique property in order to generate higher revenue per available room and increase net operating income, while providing our hotel guests with high-quality service and value. Given the challenging operating environment that has resulted from a sluggish economy, coupled with the disruptions caused by the risk of terrorist activity and worldwide geopolitical difficulties, we believe our depth of experience and strategies are now even more valuable to the owners of the hotels we manage. Similarly, our senior corporate housing executives have extensive experience in that line of business. We believe their experience in developing and executing successful business strategies are crucial to the future expansion and success of our operations in this business segment.

MARKET OPPORTUNITY


     We believe that it is an opportune time in the business cycle to acquire hotels. We believe that, due to the current depressed state of the hotel industry, there are motivated potential sellers of hotel properties. Industry forecasts, general economic forecasts and historical data lead us to believe that we are at or near the bottom of the economic and lodging industry cycle. Industry analysts predict revenue per available room will experience annual growth of 4.9% and 3.4% in 2004 and 2005, respectively, which they expect will be largely driven by improving supply and demand fundamentals for the U.S. lodging industry. Industry analysts also forecast annual net change in demand, as measured by average daily rooms sold, of 4.0% and 2.8% in 2004 and 2005, respectively, to outpace annual net change in supply of 1.3% and 1.5%, respectively. We believe that this combination of factors will provide opportunities to accelerate and enhance our growth plan.


GROWTH STRATEGY

     Since our formation, our activities have emphasized hotel management and joint venture hotel investment. We hold minority equity interests in 28 of our managed hotels and wholly own one hotel. Our minority investments include joint ventures with Oak Hill for 10 upscale, full-service hotels; with FelCor for eight premium, limited-service hotels; with CNL Hospitality Properties for three premium, limited-service hotels; with Northridge Capital for one upscale, full-service hotel; and with private investors for six other properties. We believe significant opportunities exist to earn enhanced returns on investment through a combination of opportunistic investments in joint ventures with strong financial partners and management fees derived from those hotel investments.

     Our growth strategy, while accelerated as a result of the offering, will remain focused on leveraging our existing core competencies of operational expertise and hotel repositioning by:

     - ESTABLISHING NEW JOINT VENTURES WITH SUBSTANTIAL EQUITY
       PARTICIPATION. We intend to increase the number of joint venture property investments. Our joint venture investments allow us to increase our return on invested capital by providing potential returns from both the management fees and underlying real estate. Our target is to invest from 5-50% of the common equity in each joint venture, averaging 20-25%. We believe our willingness to provide substantial equity participation will further align our economic interest with that of our financial partners in each hotel property and will create a substantial number of additional joint venture opportunities. We will seek to acquire interests in upscale, full-service hotels, conference centers and resorts where we believe an opportunity exists to increase value through operating expertise, market recovery and repositioning. We may also seek select whole-ownership acquisitions which we will then market to joint venture partners.

       The joint ventures that we invest in will typically carry debt of 50-75% of project cost, averaging 60-65%. We plan to acquire properties with several financial partners, each of which focuses on separate defined property types. Northridge Capital was the partner for our most recent acquisition, the Sheraton Smithtown in Long Island, New York, in August 2003. Our current pipeline of potential hotel acquisitions is very active and includes several properties we believe we will purchase with Northridge Capital or other financial partners.


     - SEEKING SELECT WHOLE-OWNERSHIP ACQUISITIONS. We will seek select whole-ownership acquisitions where we believe opportunities for attractive market returns exist. We believe these opportunities exist in certain executive conference centers and urban, upscale full-service independent hotels. We believe that our sales and marketing leverage, our management expertise, and for some properties, the use of our Doral brand can provide significant growth in these types of assets. Although our intercompany agreement with MeriStar Hospitality requires us, with some exceptions, to give MeriStar Hospitality the first opportunity to acquire any such hotel, we believe our business strategy will likely focus on properties that do not meet the criteria of the properties that MeriStar Hospitality has announced it intends to acquire. Properties we operate under the Doral brand are exempt from the first offer requirement under the intercompany agreement, we have with MeriStar Hospitality. Minority investments in joint ventures made in connection with a management agreement are also exempt from that first offer requirement.


     - DEVELOPING OUR HOTEL MANAGEMENT BUSINESS AND PURSUING ADDITIONAL HOTEL MANAGEMENT OPPORTUNITIES. We will continue to seek ways to improve our hotel management expertise through refinement of existing methods and judicious application of new technologies as they emerge. We also intend to aggressively grow our hotel management business by adding new contracts. We have added 12 new management agreements in 2003. However, the total number of hotels we manage has decreased by 62 hotels during 2003 primarily due to the sale of our leases with Winston Hotels and subsequent expiration of our temporary management relationship for those properties, the sale of RFS Hotel Investors to CNL Hospitality and the sale of hotels by MeriStar Hospitality. We do not believe that the termination of the Winston and RFS portfolios will be material to our overall business, due to an agreement with CNL to continue to manage 22 of the former RFS properties, the low economic value of the terminated management agreements and the efficiencies realized by the reduced need for operational support. In addition, the termination fees we will be receiving from MeriStar Hospitality in connection with the sale of their hotels offset the economic effect of the reduction of the number of MeriStar Hospitality hotels we manage. We also plan also to continue expanding the international portion of our hotel management business by focusing exclusively on four- and five-star properties located in Europe. We believe that the European market will provide opportunities for substantial growth over the next several years.

     - GROWING MANAGEMENT FEES WITHIN OUR CURRENT PORTFOLIO OF MANAGED
       HOTELS. We believe our current portfolio of managed hotels has the potential for substantial growth in base and incentive management fees. Our base management fees are generally a percentage of total hotel revenue, typically 2.0-3.0%. Since 2001, our base management fees have decreased as a result of revenue reductions at our managed hotels. Our incentive fees are typically a percentage of net operating income over individual property thresholds. Since 2001, our incentive fees have decreased by over 65%, or approximately $10 million, as a result of economic conditions. In 2004 and beyond, industry forecasts indicate increasing year-over-year revenue growth over 2003, which will result in higher base and incentive management fees for us. Any resulting increased fees would likely produce substantial net cash flow since we expect to incur few incremental cost related to those fee increases.


     - CONTINUING TO DEVELOP AND EXPAND OUR BRIDGESTREET CORPORATE HOUSING DIVISION THROUGH ORGANIC GROWTH. We intend to expand BridgeStreet's corporate housing operations by increasing our local market share and attracting additional national accounts with our growing national and international network. The European and Canadian operations of BridgeStreet have been negatively impacted in 2003 by SARS and the war in Iraq. These markets are already recovering from those events and have the potential for increased demand beginning in 2004.

COMPETITIVE STRENGTHS

     We believe that the following competitive strengths provide us with an opportunity to grow our business:


     - EXTENSIVE HOTEL OPERATIONS AND MANAGEMENT EXPERTISE. As the largest U.S. hotel management company not affiliated with a hotel brand, we have assembled a well-qualified and experienced team of professionals, led by our Chief Executive Officer, Steven Jorns. We can apply that team's skills not only to serve our hotel management clients but also to identify properties suitable for significant equity investments through joint ventures. We manage a broad portfolio of properties, from upscale to premium limited-service properties, at varying stages of development and across multiple brands. We also serve a diverse group of owners. Because of our management expertise and experience with our diverse portfolio, we also believe we are well-positioned to expand our hotel management business. In addition, through our corporate housing and hotel management businesses, we believe our experience in operating lodging and hotel businesses internationally gives us the ability to expand further into those markets as opportunities arise.


     - STABLE AND PREDICTABLE CASH FLOWS FROM EXISTING MANAGEMENT
       AGREEMENTS. The majority of our hotel management agreements have remaining terms of three years or longer, subject to termination upon sale. These provide us with stable and predictable sources of fees throughout their terms. Our management agreements with MeriStar Hospitality have terms expiring in January 2011, with three five-year renewal periods at our option. Although MeriStar Hospitality has announced plans to dispose of a number of hotels we manage, we expect to receive substantial termination fees, even if the management agreements for those hotels are terminated. Those termination fees will be based on the fees we would have earned from managing those hotels.


     - CAPITAL STRUCTURE THAT PROVIDES SIGNIFICANT GROWTH POTENTIAL. We will use the proceeds we receive from this offering initially to reduce our leverage by repaying term indebtedness outstanding under our senior credit facility. Based on estimated net proceeds of this offering of $48.2 million, giving effect to this offering as of September 30, 2003, we would have had a total of $82.8 million in outstanding indebtedness and total cash of $20.7 million. Our net income and Adjusted EBITDA for the twelve months ended September 30, 2003 were $0.2 million and $13.7 million, respectively. In addition to the $22.5 million we expect to have available for borrowing under our revolving credit facility following the offering, we believe that our relatively low leverage will enable us to incur and service sufficient additional indebtedness to fund our growth strategy for the foreseeable future. As a result, we plan to enter into a new senior credit agreement for up to $150 million in the next two to three months to replace our existing senior credit agreement and to refinance our $40.0 million subordinated term loan facility, which bore interest at a rate of 9.63% as of September 30, 2003. There can be no assurance, however, that we will enter into a new senior credit facility.


     - ABILITY TO PROVIDE EXCELLENT MANAGEMENT SERVICES. Following the merger of MeriStar Hotels and IHC, we have been able to combine the best practices of two companies with proven track records to provide excellent hotel operations and management services. We offer to property owners Internet-based business information systems to provide real-time data for better yield management and cost control and a wide array of ancillary services, including national-scale purchasing.


     - EXPERIENCED SENIOR MANAGEMENT TEAM. Our Chairman, our Chief Executive Officer and the other members of our senior management team are experienced in identifying appropriate hotel ownership opportunities and repositioning and revitalizing underperforming assets, having directed the acquisition of more than 108 hotel properties by MeriStar Hospitality and its predecessors, CapStar and American General.


HOTEL MANAGEMENT

  OPERATING STRATEGY

     Our hotel management division's principal operating objectives are to generate higher revenue per available room and increase net operating income of the hotels we manage, while providing our guests with high-quality service and value. We believe that skilled management is the most critical element in maximizing revenue and cash flow in properties, especially in upscale, full-service properties.

     Personnel at our Corporate Office carry out financing and investment activities and provide services to support and monitor our on-site hotel operating executives. Each of our executive departments, including Hotel Operations, Sales and Marketing, Human Resources, Food and Beverage, Technical Services, Information Technology, Development, Legal and Corporate Finance, is headed by an executive with significant experience in that area. These departments support the hotel operating executives by providing accounting and budgeting services, property management tools and other resources that we can create, maintain and deliver efficiently and effectively using our centralized Corporate Office resources.

     Key elements of our management programs include the following:

          COMPREHENSIVE BUDGETING AND MONITORING. Our operating strategy begins with an integrated budget planning process. The budget is implemented by individual on-site managers and monitored by our Corporate Office. Our Corporate Office personnel work with the property-based managers to set targets for cost and revenue categories at each of the properties. These targets are based on historical operating performance, planned renovations, operational efficiencies and local market conditions. Through effective and timely use of our comprehensive financial information and reporting systems, we are able to monitor actual performance efficiently. As a result, we can rapidly adjust prices, staffing levels and sales efforts to take advantage of changes in the market and to improve efficient revenue yield.

          TARGETED SALES AND MARKETING. We employ a systematic approach toward identifying and targeting demand segments for each property in order to maximize market penetration. Executives at our Corporate Office and property-based managers divide these segments into smaller subsegments and develop tailored marketing plans to suit each such segment. We support each property's local sales efforts with Corporate Office sales executives who develop and implement new marketing programs, and monitor and respond to specific market needs and preferences. We employ revenue yield management systems to manage each property's use of the various distribution channels in the lodging industry. Those channels include franchisor reservation systems and toll-free numbers, websites, travel agent and airline global distribution systems, corporate travel offices and office managers and convention and visitor bureaus. Our control access to these channels enables us to maximize revenue yields on a day-to-day basis. We recruit sales teams locally and those teams receive incentive-based compensation bonuses.

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

          STRATEGIC CAPITAL IMPROVEMENTS. We and the owners of our properties plan renovations primarily to enhance a property's appeal to targeted market segments. This is designed to attract new customers and generate increased revenue and cash flow. For example, in many of our properties, the banquet and meeting spaces have been renovated, and guest rooms have been upgraded with high speed internet access and comfortable work spaces to better accommodate the needs of business travelers and to increase average daily rates. We base recommendations on capital spending decisions on both strategic needs and potential rate of return on a given capital investment. While we provide recommendations and supervision of many capital expenditure projects, the owners of the properties are responsible for funding capital expenditures.

          SELECTIVE USE OF MULTIPLE BRAND NAMES. We believe the selection of an appropriate franchise brand is essential in positioning a hotel property optimally within its local market. We select brands based on local market factors such as local presence of the franchisor, brand recognition, target demographics and efficiencies offered by franchisors. We believe our relationships with many major hotel franchisors place us in a favorable position when dealing with those franchisors and allow us to negotiate favorable franchise agreements with franchisors. We believe our ability to acquire additional management contracts will further strengthen our relationship with franchisors.

     The following chart summarizes information on the national franchise affiliations of our properties as of September 30, 2003:


                                                                                    % OF
FRANCHISE                                                PROPERTIES   GUEST ROOMS   ROOMS
---------                                                ----------   -----------   -----
Hilton.................................................      31          8,375      11.9%
Sheraton...............................................      22          6,828       9.7%
Hampton Inn............................................      53          6,729       9.6%
Independent............................................      32          6,294       9.0%
Marriott...............................................      17          5,659       8.0%
Radisson...............................................      16          4,613       6.6%
Holiday Inn............................................      22          4,601       6.5%
Residence Inn..........................................      24          3,363       4.8%
Westin.................................................       7          3,069       4.4%
Courtyard by Marriott..................................      15          2,702       3.8%
Doubletree.............................................       9          2,342       3.3%
Crowne Plaza...........................................       8          2,175       3.1%
Embassy Suites.........................................       6          1,489       2.1%
Doral..................................................       4          1,156       1.6%
Holiday Inn Select.....................................       4          1,116       1.6%
Wyndham................................................       4          1,069       1.5%
Renaissance............................................       2          1,072       1.5%
Comfort Inn............................................       7          1,002       1.4%
Fairfield Inn..........................................       5            931       1.3%
Homewood Suites........................................       6            905       1.3%
Holiday Inn Express....................................       5            637       0.9%
Hilton Garden Inn......................................       4            603       0.9%
AmeriSuites............................................       4            557       0.8%
Delta..................................................       1            374       0.5%
Best Western...........................................       5            373       0.5%
Country Inn & Suites...................................       2            314       0.4%
Ramada Plaza...........................................       2            305       0.4%
Ramada.................................................       2            278       0.4%
Comfort Suites.........................................       2            235       0.3%

                                                                                    % OF
FRANCHISE                                                PROPERTIES   GUEST ROOMS   ROOMS
---------                                                ----------   -----------   -----
Omni...................................................       1            215       0.3%
Quality Suites.........................................       1            177       0.3%
Quality Inn............................................       1            165       0.2%
La Quinta Inn..........................................       1            148       0.2%
Travel Lodge...........................................       1            131       0.2%
Staybridge Suites......................................       1            108       0.2%
Howard Johnson.........................................       1            100       0.1%
Sleep Inn..............................................       1             90       0.1%
                                                            ---         ------
Total..................................................     329         70,300
                                                            ===         ======



     EMPHASIS ON FOOD AND BEVERAGE. We believe popular food and beverage ideas are a critical component in the overall success of a full-service hospitality property. We utilize food and beverage operations to create local awareness of our hotel facilities, to improve the profitability of our hotel operations, and to enhance customer satisfaction. We are committed to competing for patrons with restaurants and catering establishments by offering high-quality restaurants that garner positive reviews and strong local and/or national reputations. We have engaged food and beverage experts to develop several proprietary restaurant concepts. As part of this commitment, we plan to continue to place national food franchises such as Pizza Hut, Starbuck's Coffee and "TCBY" in our hotels. We believe popular food concepts will strengthen our ability to attract business travelers and group meetings and improve the name recognition of our properties.


     COMMITMENT TO SERVICE AND VALUE. We are dedicated to providing consistent, exceptional service and value to our customers. We conduct extensive employee training programs to ensure high-quality, personalized service. We have created and implemented programs to ensure the effectiveness and uniformity of our employee training. Our practice of tracking customer comments through guest comment cards, and the direct solicitation of guest opinions regarding specific items, allows us to target investment in services and amenities. Our focus on these areas has enabled us to attract lucrative group business.

     PURCHASING. We have spent extensive resources to create efficient purchasing programs that offer the owner of each of the hotels we manage quality products at very competitive pricing. These programs are available to all of the properties we manage. While participation in our purchasing programs is voluntary, we believe they provide each of our managed hotels with a distinct competitive and economic edge. In developing these programs, we seek to obtain the best pricing available for the quality of item or service being sourced, in order to minimize the operating expenses of the properties we manage.

     BUSINESS INTELLIGENCE. We employ internet-based reporting systems at each of our properties and at our Corporate Office to monitor the daily financial and operating performance of the properties. We have integrated information technology services through networks at many of the properties. Corporate Office executives utilize information systems that track each property's daily occupancy, average daily rates, and revenue from rooms, food and beverage. By having current property operating information available quickly and efficiently, we are better able to respond quickly and efficiently to changes in the market of each property.

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


  JOINT VENTURES


     The following table provides information relating to our current joint ventures.

                                                               NUMBER      IHR EQUITY
PROPERTIES                                                    OF ROOMS    PARTICIPATION
----------                                                    ---------   -------------
Courtyard Atlanta...........................................      211         49.5%
Courtyard Houston Galleria..................................      209
Fairfield Inn Atlanta.......................................      242
Fairfield Inn Dallas........................................      204
Fairfield Inn Houston I-10..................................      160
Fairfield Inn Houston Galleria..............................      107
Fairfield Inn Scottsdale....................................      218
Hampton Inn Houston I-10....................................       90
Wyndham Milwaukee...........................................      220         10.0%
Sheraton Iowa...............................................      234
Sheraton Anchorage..........................................      375
Radisson Scottsdale.........................................      318
Radisson San Diego..........................................      260
Marriott Trumbull...........................................      323
Hilton Newark...............................................      313
Hilton Minneapolis/St. Paul.................................      300
Embassy Suites Walnut Creek.................................      249
Embassy Suites Philadelphia Airport.........................      263
Courtyard Hartford/Manchester...............................       90         10.0%
Hampton Galleria............................................      176
Residence Inn Hartford/Manchester...........................       96
Sheraton Smithtown..........................................      209         10.0%
Marriott at Sawgrass........................................      508         10.0%
Residence Inn Houston Astrodome Medical Center..............      287         25.0%
Radisson St. Louis Riverfront...............................      454         10.0%
Hilton San Diego Gaslamp....................................      282         10.0%
Comfort Suites Norwich......................................      116          5.0%
Nathan Hale Inn & Conference Center.........................      100         12.5%
                                                                -----
     TOTAL HOTEL ROOMS......................................    6,614
                                                                =====

  MANAGEMENT EXPANSION STRATEGY

     We plan to expand our portfolio by securing additional full-service and limited service management contracts. We attempt to identify properties that are promising management candidates located in markets with economic, demographic and supply dynamics favorable to hotel operators. Through our due diligence process, we seek to select those expansion targets where we believe selected capital improvements and focused management will increase the property's ability to attract key demand segments, demonstrate better financial performance and increase long-term value. In order to evaluate the relative merits of each investment opportunity, senior management and individual operations teams create detailed plans covering all areas of renovation and operation. These plans serve as the basis for our expansion decisions and guide subsequent renovation and operating plans.

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

     We seek to manage properties that meet the following market and hotel criteria:

     MARKET CRITERIA.

     ECONOMIC GROWTH. We focus on metropolitan areas that are approaching, or have already entered, periods of economic growth. Such areas generally show above average growth in the business community as measured by job formation rates, population growth rates, tourism and convention activity, airport traffic volume, local commercial real estate occupancy and retail sales volume. Markets that exhibit these characteristics typically have strong demand for hotel facilities and services.

     SUPPLY CONSTRAINTS. We seek lodging markets with favorable supply dynamics for property owners and operators. These dynamics include an absence of current new hotel development and barriers to future development such as zoning constraints, the need to undergo lengthy local development approval processes, and a limited number of suitable sites. Other factors limiting the supply of new hotels are the current lack of financing available for new development and the inability to generate adequate returns on investment to justify new development.

     GEOGRAPHIC DIVERSIFICATION. Our properties are located in 44 states across the United States, the District of Columbia, Canada and Russia. We seek to maintain a geographically diverse portfolio of managed properties to offset the effects of regional economic cycles.

     HOTEL CRITERIA.

     LOCATION AND MARKET APPEAL. We seek to operate hotels situated near both business and leisure centers that generate a broad base of demand for hotel accommodations and facilities. These demand generators include airports, convention centers, business parks, shopping centers and other retail areas, sports arenas and stadiums, major highways, tourist destinations, major universities and cultural and entertainment centers with nightlife and restaurants. The confluence of nearby business and leisure centers enables us to attract both weekday business travelers and weekend leisure guests. Attracting a balanced mix of business, group and leisure guests to the hotels helps to maintain stable occupancy rates and high average daily rates.

     SIZE AND FACILITIES. We seek to operate additional full-service hotels with 200 to 500 guest rooms, which include accommodations and facilities that are, or can be made, attractive to key demand segments such as business, group and leisure travelers. These facilities typically include upscale guest rooms; food and beverage facilities; extensive meeting and banquet space; and amenities such as health clubs, swimming pools and adequate parking.

     POTENTIAL PERFORMANCE IMPROVEMENTS. We target under performing hotels where intensive management and selective capital improvements can increase revenue and cash flow. These hotels represent opportunities where a systematic management approach and targeted renovations should result in improvements in revenue and cash flow.

     We expect our relationships throughout the industry will continue to provide us with a competitive advantage in identifying, evaluating and managing hotels that meet our criteria. We have a record of successfully managing the renovation and repositioning of hotels in situations with varying levels of service, room rates and market types. We plan to continue to manage such renovation programs as we acquire new management contracts.

CORPORATE HOUSING

     On May 31, 2000, we completed the acquisition of BridgeStreet Accommodations, Inc. BridgeStreet is a leading provider of corporate housing services in metropolitan markets located in the United States, Canada, the United Kingdom and Paris, France. On August 17, 2001, we expanded BridgeStreet into France through the acquisition of a Paris-based corporate housing company. As of September 30, 2003, our BridgeStreet corporate housing division had 3,273 apartments under lease and hundreds more corporate housing units rented through other network partners.

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

  ACCOMMODATIONS AND SERVICES

     ACCOMMODATIONS. Through our BridgeStreet brand, we offer high quality, fully furnished one-, two-and three-bedroom accommodations. These accommodations, together with the specialized service we offer, are intended to provide guests with a "home away from home." We select our BridgeStreet apartments based on location, general property condition and basic amenities, with the goal of providing accommodations that meet each guest's particular needs. As a flexible accommodation services provider, we can satisfy client requests for accommodations in a variety of locations and neighborhoods, including requests for proximity to an office, school or area attraction, as well as requests for accommodations of specific types and sizes. The substantial majority of BridgeStreet's accommodations are located within a quality property complex and include dedicated parking, and access to fitness facilities, including, in many cases, pools, saunas and tennis courts. We also are able to customize accommodations to a guest's request with items such as office furniture, fax machines and computers.

     We lease substantially all of our corporate housing accommodations through flexible, short-term leasing arrangements. We strive to match our supply of accommodations with client demand, in order to reduce our financial exposure under the leases. We believe our flexible leasing strategy allows us to react to changes in market demand for particular geographic locations and types of accommodations. Our corporate housing management strives to develop strong relationships with property managers to ensure that we have a reliable supply of high quality, conveniently located accommodations.

     Our corporate housing accommodations generally are priced competitively with all-suite or upscale extended-stay hotel rooms, even though we believe our accommodations are substantially larger than those hotel rooms. We believe we generally are able to price our accommodations competitively due to our:

     - high quality accommodations;

     - relatively lower operating cost structure; and

     - ability to lease accommodations in accordance with demand and leave unfavorable markets quickly.

     The length of a guest's stay can range from a week, to a few months to a year, with the typical stay ranging from 30 to 45 days.

     CORPORATE CLIENT SERVICES. Our goal is to provide valuable, cost-effective housing to our corporate clients. Many of these clients' human resource directors, relocation managers or training directors have significant, national employee lodging requirements. In particular, BridgeStreet aims to relieve our clients of the logistics and administrative burden often associated with relocating employees and/or providing them with temporary housing.

     GUEST SERVICES. We strive to provide the highest quality of customer service by overseeing all aspects of a guest's lodging experience, from preparations prior to the guest's arrival to the moving out process. BridgeStreet maintains a representative in each city in which it operates to be responsive to guests' needs. BridgeStreet's guest services department offers customers comprehensive information services before and during their stays to help guests acclimate themselves to their new surroundings.

     SALES AND MARKETING. Our BridgeStreet corporate housing division focuses primarily on business-to-business selling. At the headquarters level, we focus on global accounts. These are large national companies that we believe can most benefit from our expanding national and international network. At the local level, each of BridgeStreet's operating subsidiaries has corporate account specialists that call on local companies, including local branches of regional or national companies, to solicit business. Each account specialist focuses his or her efforts on the key decision makers at each company responsible for establishing and administering travel and accommodation policies. These decision makers are typically human resource directors, relocation managers or training directors. By aggressively pursuing relationships with potential clients and expanding services to existing clients, BridgeStreet seeks to become each client's primary or sole provider of flexible accommodation services nationwide. We operate a global BridgeStreet sales force to market our worldwide capabilities to our international corporate clients. In addition, we have

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

expanded BridgeStreet's Internet presence to supplement traditional marketing strategies and to better serve our customers.

     We tailor our marketing strategy to the needs of particular clients. For example, we may market ourselves to a corporation with relocating employees by focusing on our ability to situate families in two and three bedroom apartments, or provide access to accommodations in both metropolitan and suburban settings, or access to accommodations that allow pets. In contrast, when marketing to potential corporate clients in need of short-term housing, we might emphasize our flexible lease terms and our ability to customize an accommodation with amenities such as office equipment, including computers, additional telephone lines and other work-related items.

     We intend to continue an advertising and promotional program designed to enhance the BridgeStreet name both inside and outside the flexible accommodation services industry and broaden our client base. In addition, we promote our BridgeStreet brand name by advertising in trade publications, business publications, Chamber of Commerce listings, local visitor magazines, telephone directories and the Internet, and through periodic direct mail and e-brochure campaigns.

  EXPANSION STRATEGIES

     LOCAL MARKET SHARE. We have offices in 17 U.S. markets that offer significant opportunity for expansion. We train all of our BridgeStreet sales employees in our sales and marketing techniques.

     With a better-trained sales force and our management experience, we believe we will be in a better position to penetrate local markets and increase our market share.

     GLOBAL ACCOUNTS. We believe global accounts have substantial growth potential for BridgeStreet. BridgeStreet's current customers include a significant number of large national companies who utilize BridgeStreet's services. We plan to maximize sales to those existing corporate clients and to obtain new clients. We use a national sales and marketing program that promotes the BridgeStreet brand and highlights BridgeStreet's expanding national and international network, as well as BridgeStreet's ability to serve as a central point of contact on all issues. Many of BridgeStreet's clients are Fortune 2000 companies with significant national and international employee lodging requirements.

     FRANCHISE PROGRAM. In 2002, BridgeStreet launched a licensing program designed to extend BridgeStreet's established network partner properties and offer operating systems and new revenue opportunities to licensees. The licensing program is intended to transform BridgeStreet from a national corporate housing service business to a global branded enterprise capable of generating and maintaining fee streams from licensing and related added value marketing and operational programs. Called the Global Partner Licensing Program, it provides regional corporate housing providers with access to BridgeStreet's global customers, a centralized reservation system and sales and marketing support. These services will be offered to licensees who meet BridgeStreet's stringent operational, financial and product quality standards. We view it as an opportunity for global expansion and to provide additional enterprise brand value.

     NETWORK PARTNER RELATIONSHIPS. We have developed a network partner relationship with flexible accommodation service providers in the United States and in 39 countries worldwide. Through network partner agreements, BridgeStreet has expanded the number of locations where it can serve our clients' needs. In some additional markets, BridgeStreet intends to enter into network partner agreements with one or more leading local or regional flexible accommodation service providers having the size and quality of operations suitable for serving BridgeStreet's client base.

INTERNATIONAL HOTEL OPERATIONS


     Three of our hotels are located in Moscow, Russia. Our total net management fees earned from these hotels for the year ended December 31, 2002 were $4.1 million, or 10.0% of our total management fees for that period, and for the nine months ended September 30, 2003 were $0.8 million, or 1.0% of our total management fees for that period. The management fees are paid in U.S. dollars.


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


     In addition, in connection with the management contracts for the three hotels located in Russia, we agreed to fund loans to the hotel owners. The loans outstanding to these owners at September 30, 2003 amounted to $0.3 million. We cannot be certain of the effect that changing political climates and economic conditions could have on hotel operations in those countries and on our ability to collect on those loans to third-party owners in Russia.


     In addition, we have a signed management agreement for an upscale hotel property under development in Praia del Rey, Portugal, which is scheduled to open in December 2003.

INSURANCE AND RISK MANAGEMENT

     Through our subsidiary, Northridge Insurance Company, we offer some of our managed hotels reinsurance and risk management services. Northridge Insurance purchases insurance from major insurance carriers at attractive rates due to high volume purchasing and excellent claims history. Northridge reinsures a portion of the coverage from these third-party primary insurers. Northridge Insurance then provides the owner of the managed hotels the opportunity to participate in the policy at prices and coverages that we believe are more advantageous than third-party hotel owners could otherwise obtain. In conjunction with our risk management services and in order to minimize Northridge's operating liabilities, we set policies regarding the standards of operation for participating managed hotels.

     We provide this insurance coverage to our managed hotels under the terms of each individual management agreement. The policies provide for layers of coverage with minimum deductibles and annual aggregate limits. The policies are for coverage relating to innkeepers' losses (general/comprehensive liability), wrongful employment practices, garagekeeper's legal liability, replacement cost automobile losses and real and personal property insurance. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Business Overview -- Insurance and Risk Management."

RELATIONSHIP WITH MERISTAR HOSPITALITY

     As of October 15, 2003, of the 182 full-service hotels we managed, 85 properties were owned by MeriStar Hospitality. We have historically had a close business relationship with MeriStar Hospitality. Paul W. Whetsell is the Chairman of both companies and Chief Executive Officer of MeriStar Hospitality.

     INTERCOMPANY AGREEMENT. We are a party to an intercompany agreement with MeriStar Hospitality. Because of the provisions of the intercompany agreement, we are restricted in certain aspects of the nature of our business and the opportunities we may pursue. Under the agreement, we are prohibited from making real property investments that a REIT could make unless:

     - MeriStar Hospitality is first given the opportunity but elects not to pursue the investments;

     - the investment is on land already owned or leased by us or subject to a lease or purchase option in our favor;

     - we will operate the property under a trade name owned by us, including Doral; or

     - the investment is a minority investment made as part of a lease or management agreement arrangement by us.

     The intercompany agreement generally grants us the right of first refusal to become the manager of any real property acquired by MeriStar Hospitality. They will make such an opportunity available to us only if MeriStar Hospitality determines that:

     - consistent with its status as a REIT, MeriStar Hospitality must enter into a management agreement with an unaffiliated third party with respect to the property;

     - we are qualified to be the manager of that property; and

     - MeriStar Hospitality decides not to have the property operated by the owner of a hospitality trade name under that trade name.

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


     The Intercompany Agreement will terminate upon the earlier of August 3, 2008 or a future change in our ownership or control. Our board and MeriStar Hospitality's board have each formed special committees to explore further changes to the relationship between our two companies, including possible changes to the intercompany agreement.


     MANAGEMENT AGREEMENTS. Under our management agreements with MeriStar Hospitality, we receive a management fee for each hotel equal to a specified percentage of aggregate hotel operating revenues, increased or reduced, as the case may be, by 20% of the positive or negative difference between:

     - the actual excess of total operating revenues over total operating expenses; and

     - a projected excess, determined in accordance with a formula in the relevant agreement of total operating revenues over total operating expenses.

     The total management fee for a hotel in any fiscal year will not be less than the base fee of 2.5%, or greater than 4.0% (with incentive fees) of aggregate hotel operating revenues. In 2002, the fee percentage we received on the hotels we managed for MeriStar was 2.5%.


     The management agreements with MeriStar Hospitality have initial terms of ten years with three renewal periods of five years each. A renewal will go into effect unless we elect not to renew the agreement or there is a change in the federal tax laws permitting MeriStar Hospitality or one of its subsidiaries to operate the hotels directly without adversely affecting MeriStar Hospitality's ability to qualify as a REIT.



     MeriStar Hospitality's taxable subsidiaries have the right to terminate a management agreement for a hotel upon the sale of the hotel to a third party or if the hotel is destroyed and not rebuilt after a casualty. Except in the case of five hotels, upon that termination, MeriStar Hospitality's taxable subsidiary will be required to pay us the fair market value of the management agreement. That fair market value will be equal to the present value of the remaining payments, discounted using a 10% rate, under the then-existing term of the agreement, based on the operating results for the 12 months preceding the termination. The termination fee will be paid in thirty equal monthly installments, without interest, commencing the month following the termination. MeriStar Hospitality's taxable subsidiaries will be able to credit against any termination payments the present value of projected fees, discounted using a 10% rate, under any management agreements or leases entered into between MeriStar Hospitality and us after August 3, 1998; including, without limitation, the present value of any projected fees of any management agreements executed during the thirty-month period over which payments are made. MeriStar Hospitality has, since January 1, 2003, sold seven hotels, five of which we no longer manage. MeriStar also has announced plans to sell an additional 35 hotels, all of which are managed by us. The 35 hotels planned for sale and the five sold hotels we no longer manage accounted for $2.3 million, or 5.7% of our total management fees for the year ended December 31, 2002 and $4.3 million, or 9.5% of our total management fees for the nine months ended September 30, 2003. Net of such offsets, as of September 30, 2003, we would be entitled to receive approximately $25.4 million of total termination fees with respect to the termination of management agreements for the five hotels sold by MeriStar Hospitality that we no longer manage and the 35 remaining hotels MeriStar Hospitality intends to sell.


     MeriStar Hospitality may also terminate a management agreement if certain performance standards at the hotel are not met in consecutive calendar years.

     We do not have the right to assign a management agreement without the prior written consent of the relevant taxable subsidiary of MeriStar Hospitality. A change in control of our company will require MeriStar Hospitality's consent, and they may grant or withhold their consent at their sole discretion. MeriStar Hospitality consented to MeriStar's merger with IHC in July 2002.

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

INTELLECTUAL PROPERTY AND FRANCHISES

     We employ a flexible branding strategy based on each particular managed hotel's market environment and other unique characteristics. Accordingly, we use various national trade names pursuant to licensing arrangements with national franchisors.

     Generally, the third-party owners of our hotels, rather than us, are parties to the franchise agreements to use the trade names under which the hotels are operated. We are a party, however, to certain franchise agreements with Marriott and Promus Hotels, Inc. Our franchise agreements to use these trade names expire at varying times, generally ranging from 2002 to 2021. A grant of franchise licenses for our hotels is not intended as, and should not be interpreted as, an express or implied approval or endorsement by any such franchisor or licensor, or any of their respective affiliates, subsidiaries or divisions, of us or our stock.

     In addition, see our discussion of the BridgeStreet franchise program under "Business -- Corporate Housing -- Expansion Strategies -- Franchise Program."

     We have registered, or have applied with the United States Patent Office for registration of, a number of trademarks and service marks incorporating the words "BridgeStreet," "Doral," as well as many other trademarks and service marks used in our business. In connection with managing hotels, we utilize our trademarks and service marks, including the "BridgeStreet" marks. We do not believe that the loss or expiration of any or all of our marks would have a material adverse effect on our business. The registrations for our marks expire at varying times, generally ranging from 2003 to 2011.

GOVERNMENTAL REGULATION

     A number of states regulate the licensing of hospitality properties and restaurants, including liquor licensing, by requiring registration, disclosure statements and compliance with specific standards of conduct. We believe that we are substantially in compliance with these requirements. Managers of hospitality properties are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of our properties and could otherwise adversely affect our operations.

  AMERICANS WITH DISABILITIES ACT

     Under the Americans with Disabilities Act, all public accommodations are required to meet certain requirements related to access and use by disabled persons. These requirements became effective in 1992. Although significant amounts have been and continue to be invested in federally required upgrades to our properties and units leased by BridgeStreet, a determination that we are not in compliance with the Americans with Disabilities Act could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. We are likely to incur additional costs of complying with the Americans with Disabilities Act. Those costs, however, are not expected to have a material adverse effect on our results of operations or financial condition.

  ENVIRONMENTAL LAW


     Under various federal, state and local and foreign environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for noncompliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous or toxic substances. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of those hazardous or toxic substances on a property could also result in personal injury or property damage or similar claims by private parties. In addition, the presence of contamination, or the failure to report, investigate or properly remediate contaminated property, may adversely affect the operation of the property or the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also


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


be liable for the costs of removal or remediation of those substances at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person. The operation and removal of underground storage tanks are also regulated by federal, state and local laws. In connection with the ownership and operation of hotels, the operators, such as us or the owners of those properties, could be held liable for the costs of remedial action for regulated substances and storage tanks and related claims. Environmental laws and common law principles could also be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. Activities have been undertaken to close or remove storage tanks located on the property of several hotels that we own or manage.



     Many of the hotels that we own or manage have undergone Phase I environmental site assessments, which generally provide a nonintrusive physical inspection and database search, but not soil or groundwater analyses, by a qualified independent environmental consultant. The purpose of a Phase I assessment is to identify potential sources of contamination for which the hotel owner or others may be responsible. The Phase I assessments have not revealed, nor are we aware of, any environmental liability or compliance concerns that we believe would have a material adverse effect on our results of operations or financial condition. Nevertheless, it is possible that these environmental site assessments did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which we are currently unaware.



     In addition, a significant number of the hotels that we own or manage have been inspected to determine the presence of asbestos. Federal, state and local environmental laws, ordinances and regulations also require abatement or removal of asbestos-containing materials and govern emissions of and exposure to asbestos fibers in the air. Asbestos-containing materials are present in various building materials such as sprayed-on ceiling treatments, roofing materials or floor tiles at some of the hotels. Operations and maintenance programs for maintaining asbestos-containing materials have been or are in the process of being designed and implemented, or the asbestos-containing materials have been scheduled to be or have been abated, at those hotels at which we are aware that asbestos-containing materials are present. Any liability resulting from non-compliance or other claims relating to environmental matters could have a material adverse effect on our results of operations or financial condition.


  OTHER REGULATION

     As a lessee of its accommodations, our BridgeStreet corporate housing division believes that it and its employees are either outside the purview of, exempted from or in compliance with laws in the jurisdictions in which BridgeStreet operates requiring real estate brokers to hold licenses. However, there can be no assurance that BridgeStreet's position in any jurisdiction where it believes itself to be excepted or exempted would be upheld if challenged or that any such jurisdiction will not amend its laws to require BridgeStreet and/or one or more of its employees to be licensed brokers. Moreover, there can be no assurance that BridgeStreet will not operate in the future in additional jurisdictions requiring such licensing.

     In some of the jurisdictions in which BridgeStreet operates, we believe that we are not required to charge guests the sales and "bed" taxes that are applicable to establishments furnishing rooms to transient guests. We cannot provide assurance, however, that the tax laws in particular jurisdictions will not change or that a tax collection agency will not successfully challenge BridgeStreet's position regarding the applicability of tax laws. We believe we properly charge and remit such taxes in all jurisdictions where we are required to do so.

COMPETITION

     We compete primarily in the following segments of the lodging industry: the upscale and mid-priced sectors of the full-service segment; the limited-service segment; and resorts. We also compete with other providers of flexible accommodation services. Other full- and limited-service hotels and resorts compete

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

with our properties in each geographic market in which our properties are located. Competition in the United States lodging industry is based on a number of factors, most notably convenience of location, brand affiliation, price, range of services and guest amenities or accommodations offered, and quality of customer service and overall product.

     In addition, we compete for hotel management contracts against numerous competitors, many of which have more financial resources than us. These competitors include the management arms of some of the major hotel brands as well as independent, non-brand affiliated hotel managers.

PROPERTIES

     Located six miles from Pittsburgh International Airport, the Residence Inn by Marriott Pittsburgh Airport hotel is a limited service hotel with 156 guest suites. The hotel was purchased on November 1, 1999. For information on our properties held through joint ventures, see "Business -- Joint Venture Information."

     We maintain our corporate headquarters in Arlington, VA. We also have a corporate office in Texas. We lease our offices. In addition, our hotel management business segment leases administrative offices in Florida, Arizona and California, and our BridgeStreet corporate housing division leases administrative offices in most of the markets in which they operate in the United States, Canada, the United Kingdom and France. We manage hotel properties and golf courses throughout the United States, Russia and Canada. No one managed hotel property is material to our operations.

     The full-service hotels we manage generally feature comfortable, modern guest rooms, extensive meeting and convention facilities and full-service restaurant and catering facilities. These facilities are designed to attract meeting and convention functions from groups and associations, upscale business and vacation travelers, and banquets and receptions from the local community.

     The following table sets forth operating information with respect to our BridgeStreet corporate housing division as of September 30, 2003.

                                                                              NUMBER OF
                    COUNTRY                             LOCALITY          LEASED PROPERTIES
                    -------                             --------          -----------------
United States..................................   18 metropolitan areas         2,518
Canada.........................................          Toronto                  320
United Kingdom/France..........................       London/Paris                435
                                                                                -----
                                                         Total:                 3,273
                                                                                =====

LEGAL PROCEEDINGS

     In the course of normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters pending or asserted will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

EMPLOYEES

     As of September 30, 2003, we employed 32,158 persons, of whom 27,224 were compensated on an hourly basis. Some of the employees at 34 of our hotels are represented by labor unions. We believe that labor relations with our employees are generally good.

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

NORTHRIDGE JOINT VENTURE

     In August 2003, we established a joint venture with Northridge Capital, Inc., a private real estate investment company, to acquire hotel assets. The joint venture targets upscale, full-service and selected premium-branded, limited-service properties in key urban and suburban markets that have strong investment potential. The joint venture will be capitalized with approximately 50% equity, with the balance in secured debt. Northridge will contribute up to $45 million of the equity, Interstate up to $5 million, and additional equity will be sought from other outside investors. On August 25, 2003, the joint venture announced its first acquisition, the 209-room Sheraton Long Island in Smithtown, New York. As will be the case with all other acquisitions of the joint venture, in connection with the purchase we became the manager of the hotel.

THE OPERATING PARTNERSHIP

     Interstate Operating Company, L.P., formerly known as MeriStar H&R Operating Company, L.P., is our subsidiary operating partnership and indirectly holds a substantial portion of all of our assets. We are the sole general partner of that partnership. We, one of our directors and approximately 59 independent third-parties are limited partners of that partnership. The partnership agreement gives the general partner full control over the business and affairs of the partnership. The agreement also gives us, as general partner, the right, in connection with the contribution of property to the partnership or otherwise, to issue additional partnership interests in the partnership in one or more classes or series. These interests may have such designations, preferences and participating or other special rights and powers, including rights and powers senior to those of the existing partners, as we may determine.

     The partnership agreement currently has two classes of limited partnership interests: Class A units and Preferred units. As of September 30, 2003, the ownership of the limited partnership units was as follows:

     - We and our wholly-owned subsidiaries own a number of Class A units equal to the number of outstanding shares of our common stock; and

     - Other limited partners own 275,595 Class A units and 78,431 Preferred units.

     We did not make any distributions during 2002, 2001 or 2000 to the holders of the Class A units. Holders of preferred units receive a 6.5% cumulative annual preferred return based on a received capital amount of $16.70 per unit compounded quarterly to the extent not paid currently. All net income and capital proceeds earned by the partnership, after payment of the annual preferred return and, if applicable, the liquidation preference, will be shared by the holders of the Class A units in proportion to the number of units owned by each holder.


     The holders of each Class A unit not held by us or one of our subsidiaries is redeemable for cash equal to the value of one share of our common stock or, at our option, one share of our common stock. Until April 1, 2004, the partnership may redeem the Preferred units for cash at a price of $16.70 per unit or (with the holder's consent) for our common stock having equivalent aggregate value. After April 1, 2004, each holder of the Preferred units may require the partnership to redeem these units for cash at a price of $16.70 per unit or, at the holder's option, shares of our common stock having equivalent aggregate value. If we or the holders of the Preferred units chose to redeem the Preferred units for our common stock instead of cash, and if our common stock was valued at that time at less than $16.70 per share, we would have to issue more shares of our common stock than the number of Preferred units being redeemed. For example, at November 7, 2003, our closing stock price was $6.07 per share. If the Preferred units were redeemed for common stock at that date, we would have issued 215,782 shares of our common stock.


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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding our directors and executive officers:


NAME                                 AGE                POSITION                 CLASS
----                                 ---                --------                 -----
Paul W. Whetsell...................  52    Chairman of the Board                  I
Steven D. Jorns....................  55    Chief Executive Officer and           III
                                           Director
James A. Calder....................  41    Chief Financial Officer                --
Robert J. Morse....................  48    Chief Operating Officer                --
Karim J. Alibhai...................  39    Director                               II
Leslie R. Doggett..................  46    Director                              III
Joseph J. Flannery.................  42    Director                               II
Thomas F. Hewitt...................  59    Director                               I
Mahmood J. Khimji..................  42    Director                               II
James B. McCurry...................  55    Director                              III
Raymond C. Mikulich................  50    Director                               II
John J. Russell, Jr................  56    Director                              III
Sherwood M. Weiser.................  72    Director                               II


     Our board of directors is divided into three classes of directors. The terms for directors in Class III expire in 2004, the terms for directors in Class I expire in 2005 and the terms for directors in Class II expire in 2006.

     MR. WHETSELL is the Chairman of our board of directors and has served in this position since August 1998. Mr. Whetsell served as our Chief Executive Officer from August 1998 to October 2003. Mr. Whetsell has also been Chairman of the board of directors and Chief Executive Officer of MeriStar Hospitality since August 1998. Prior to August 1998, Mr. Whetsell had been Chairman of the board of directors of CapStar Hotel Company since 1996 and had served as President and Chief Executive Officer of CapStar Hotel Company since its founding in 1987.


     MR. JORNS became our Chief Executive Officer in October 2003. Mr. Jorns served as the Vice Chairman of our board of directors from August 1998 to October 2003. Mr. Jorns served as our Chief Investment Officer from March 2003 through October 2003. Mr. Jorns was also Vice Chairman of the board of directors of MeriStar Hospitality between August 1998 and October 2003. Mr. Jorns was our Chief Operating Officer from August 1998 until January 1999. From April 1996 to August 1998, Mr. Jorns was the Chairman of the board of directors, Chief Executive Officer and President of American General Hospitality Corporation. Mr. Jorns was also the founder of American General Hospitality, Inc., one of our predecessors, and served from its formation in 1981 until August 1998 as Chairman of the board of directors, Chief Executive Officer and President.


     MR. CALDER is our Chief Financial Officer and has served in this position since August 1998. Mr. Calder also served as Chief Accounting Officer of MeriStar Hospitality from October 2001 until November 2002. From September 1997 until August 1998, Mr. Calder served as Senior Vice President of Finance of CapStar Hotel Company. From May 1995 to September 1997, Mr. Calder served as Senior Vice President and Corporate Controller of ICF Kaiser International, Inc. Prior to that, from July 1984 to May 1995, Mr. Calder worked for Deloitte & Touche LLP in various capacities, culminating with Senior Manager for the real estate industry. Mr. Calder is a Certified Public Accountant.


     MR. MORSE became our Chief Operating Officer in November 2003. He served as our President, Hotel Operations from October 2001 to November 2003. From April 2000 until October 2001, Mr. Morse was President, the Americas and Executive Director of Millennium and Copthorne Hotels plc, an international hotel and resort company. From July 1999 to April 2000, Mr. Morse was our Executive Vice President of


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

Operations. Mr. Morse also served as President of the Homestead Village extended-stay brand from 1997 to 1999, President of the franchise division of ITT Sheraton Corp. and President of Four Points Hotels by Sheraton from 1996 to 1997 and Senior Vice President of Sheraton's North America Division from 1989 until 1996. Mr. Morse is a trustee of the American Hotel & Lodging Educational Institute and an advisory board member of the University of Massachusetts Hotel, Restaurant and Travel Administration Department.

     MR. ALIBHAI joined our board of directors in July 2002. Mr. Alibhai is presently a Principal of the Gencom Group, a hotel development and ownership company, which he rejoined in June 1999. Mr. Alibhai served as President, Chief Operating Officer and a Director of Wyndham International, Inc. from October 1997 through May 1999. Prior to October 1997, Mr. Alibhai served as President and Chief Executive Officer of the Gencom Group. Mr. Alibhai also served on the board of directors of IHC from October 2000 until its merger with MeriStar Hotels in July 2002.

     MS. DOGGETT joined our board of directors in October 2001. Ms. Doggett is President and CEO of the Board of Directors of the Baltimore Area Convention and Visitors' Association, a convention and tourism bureau, a position she has held since July 2003. Ms. Doggett is also President and CEO of Doggett Rosemont Consulting, which specializes in business development services for hospitality and tourism-related interests. From April 1996 until 2001, Ms. Doggett was the Deputy Assistant Secretary of Tourism Industries at the United States Department of Commerce. From September 1993 to April 1996, Ms. Doggett was the Deputy Under Secretary of Commerce for the United States Travel and Tourism Administration. From 1990 to 1993, Ms. Doggett was the Director of Tourism for New York City's Office of the Mayor. Before her tenure in public service, Ms. Doggett worked as a hotel sales executive for 10 years. In addition, from 1992 to 2001, Ms. Doggett served on the Advisory Board of the Tisch Center for Hospitality, Tourism and Travel at New York University.

     MR. FLANNERY joined our board of directors in July 2002. Mr. Flannery is a Managing Director of Lehman Brothers Inc., an internationally recognized investment bank. Prior to joining Lehman Brothers in 1989, Mr. Flannery held positions with Pannell Kerr Forster and Prudential Life Insurance Company. Mr. Flannery also served on the board of directors of IHC from October 2000 until its merger with MeriStar Hotels in July 2002.

     MR. HEWITT joined our board of directors in July 2002. Mr. Hewitt was Chairman and Chief Executive Officer of Interstate Hotels Corporation from March 1999 until July 2002. Mr. Hewitt previously was Chief Operating Officer of Carnival Resorts & Casinos, where he headed all hotel and resort operations.

     MR. KHIMJI joined our board of directors in July 2002. Mr. Khimji presently is a Principal of Highgate Holdings Inc., a real estate investment company, and has held that position since 1988. He is a member of the Board of Visitors of the Faculty of Law for Columbia University and he previously served on the Board of Directors of MeriStar Hospitality. Mr. Khimji also served on the board of directors of IHC from October 2000 until its merger with MeriStar Hotels in July 2002.

     MR. MCCURRY has been a member of our board of directors since 1998. Mr. McCurry is President of the Printing Division of Kinko's, Inc. From May 2001 until March 2003, Mr. McCurry was an independent management consultant during which time he served briefly as Chief Executive Officer of Broder Bros., Inc. From May 2000 until May 2001, Mr. McCurry was Chief Executive Officer of an e-commerce subsidiary of Fleming Companies, Inc. From July 1997 until May 2000, Mr. McCurry was a partner with Bain & Company, an international management consulting firm specializing in corporate strategy.

     MR. MIKULICH joined our board of directors in July 2002. Mr. Mikulich is currently a Managing Director of Lehman Brothers Inc. and co-head of Lehman Brothers Real Estate Partners, a $1.6 billion real estate merchant banking fund sponsored by Lehman Brothers. From 1989 to 1999, Mr. Mikulich was responsible for global real estate investment banking activities at Lehman Brothers. Prior to joining Lehman Brothers, Mr. Mikulich was with LaSalle National Bank, Chicago and its parent, ABN/AMRO, for seven years.

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

     MR. RUSSELL joined our board of directors in July 2002. Mr. Russell is Chief Executive Officer of Hospitality Artists, LLC, a hospitality consulting business, a partner of Yesawich, Pepperdine Brown & Russell, an international marketing firm and the Chairman of the Board of the American Hotel & Lodging Educational Foundation. Prior to serving in these positions, Mr. Russell was Vice Chairman of the Travel Division of Cendant Corporation and President and Chief Executive Officer of Resort Condominiums International LLC, Global Operations. Before that, Mr. Russell served as Chairman and Chief Executive Officer of Cendant's Hotel Division. From 1995 to 1996, Mr. Russell was Executive Vice President of Franchise Sales for the Century 21 Real Estate Corporation, and from 1992 to 1995, he served as President of Days Inns of America. Mr. Russell also serves as a member of the Board of Directors of the University of Delaware's Hotel and Restaurant Program. He also previously served as President of the Hospitality, Sales and Marketing Association International.

     MR. WEISER joined our board of directors in July 2002. Mr. Weiser is Chairman, President and Chief Executive Officer of Continental Hospitality Holdings, LLC, a hotel development company. Mr. Weiser served as Chairman, President and Chief Executive Officer of Carnival Resorts & Casinos, a casino development and management company, from March 1994 until April 2001. Mr. Weiser is a member of the Board of Directors of Mellon United National Bank, a subsidiary of Mellon Bank, and Wyndham International, Inc., and is a trustee of the University of Miami. Mr. Weiser also served on the board of directors of IHC from October 2000 until its merger with MeriStar Hotels in July 2002.


     John Emery resigned from his position as our President and Chief Operating Officer effective as of October 22, 2003, although he will continue as an employee through the end of 2003 to assist in the transition process. Mr. Emery's severance arrangements will be as provided in his employment agreement, with some minor modifications. The compensation of Mr. Jorns, who became our Chief Executive Officer on October 22, 2003, is governed by his current employment agreement. We are currently in discussions with Mr. Jorns relating to his compensation in his new role as our Chief Executive Officer.


THE COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has four committees: an audit committee, a compensation committee, an investment committee, and a corporate governance and nominating committee.

  THE AUDIT COMMITTEE

     The audit committee consists of three independent directors and is responsible for:

     - the appointment, compensation and oversight of our independent directors and is responsible for;

     - reviewing with the independent auditors the plans and results of the audit engagement;

     - approving professional services provided by the independent auditors;

     - reviewing the independence of the independent auditors;

     - considering the range of audit and non-audit fees;

     - reviewing the adequacy of our internal accounting controls; and

     - reviewing our quarterly and annual financial statements.

     The current members of the audit committee are Messrs. Russell and McCurry and Ms. Doggett. Mr. McCurry is chair of this committee.

  THE COMPENSATION COMMITTEE

     The compensation committee consists of three non-employee directors and is responsible for recommending to the board of directors the compensation of our executive officers and for administering our employee incentive plans. The current members of the compensation committee are Messrs. Khimji, and Mikulich. Mr. Khimji is chair of this committee.

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

  THE INVESTMENT COMMITTEE

     The investment committee consists of four non-employee directors and is responsible for the review of investments proposed by our management and the approval of such investments up to $5.0 million. The current members of the investment committee are Messrs. Khimji, Alibhai, Russell and Hewitt.

  THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

     The corporate governance and nominating committee consists of four non-employee directors and is responsible for:

     - nominating all other members of our board of directors,

     - recommending membership for board committees,

     - reviewing board performance, and

     - recommending corporate governance guidelines to our board of directors and management.

     The current members of our corporate governance committee are Ms. Doggett, and Messrs. Weiser, Mikulich and Hewitt. Mr. Weiser is the chair of this committee.

OUR BOARD COMPOSITION AGREEMENT


     As provided in our charter, the composition of our board of directors will remain unchanged for the 18 months after the merger between MeriStar Hotels and IHC, the 18-month period ends on January 31, 2004. During the 18-month period, we will include five individuals, currently Messrs. Alibhai, Khimji, Weiser, Mikulich and Flannery, specified by the principal investor group in the slate of directors recommended for election as director by our board of directors, unless, at the time of the election, the principal investor group and its affiliates and associates beneficially own less than 75% of our common stock that they beneficially owned at the effective time of the merger. Upon expiration of the board composition agreement, the board members will continue to serve until their terms expire, or unless they resign or are removed according to our bylaws and charter. The terms of the directors designated by our principal investor group will not expire until 2006.


     We entered into a stockholder and board composition agreement with the principal investor group, Oak Hill Capital Partners, L.P. and parties related to it, and certain senior executives of MeriStar Hotels and IHC. The agreement provides that until January 31, 2004:

     - if any of six directors originally designated by MeriStar Hotels or any replacement as director for any of them resigns, retires or is no longer able to serve as a director by reason of death, disqualification, removal from office or any other cause, Mr. Whetsell or his replacement as director, if any, will have the right to designate a person for nomination to be a successor to the director no longer serving;

     - if any of five directors originally designated by the principal investor group or any replacement as director for any of them resigns, retires or is no longer able to serve as a director by reason of death, disqualification, removal from office or any other cause, then the majority of that group of individuals, including any of their replacements, if any, will have the right to designate a person for nomination to be a successor to the director no longer serving;

     - if all of five directors originally designated by the principal investor group or any replacement as director for any of them resigns, retires or is no longer able to serve as a director by reason of death, disqualification, removal from office or any other cause, then Mr. Thomas Hewitt, a director and the former Chief Executive Officer of IHC, or his replacement as director, if any, will have the right to designate a person for nomination to be a successor to the director no longer serving;

     - if any of Mr. Hewitt or Mr. John Russell, a director originally designated by IHC, or any replacement as director for either of them resigns, retires or is no longer able to serve as a director

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

       by reason of death, disqualification, removal from office or any other cause then Mr. Hewitt, in the case of Mr. Russell leaving the board, or Mr. Russell, in the case of Mr. Hewitt leaving the board, or that person's replacement as director, if any, will have the right to designate a person for nomination to be a successor to the director no longer serving;

     - we will use our best efforts, subject to the fiduciary duties of our board of directors under applicable law, to have any such successor that is designated for nomination under the agreement to be nominated and elected; and

     - the parties to the agreement other than us will, if the matter is put to a vote of stockholders, vote their shares of our common stock in a manner to cause the election of any such successor that is designated for nomination under the agreement.


     Because Messrs. Crandall and Emery, who were among the six directors originally designated by MeriStar Hotels, resigned on October 22, 2003, Mr. Whetsell has the right to designate directors to replace them. No replacements for Messrs. Crandall and Emery have been nominated. We are in the process of considering the composition of our board in light of the requirements of the Sarbanes-Oxley Act of 2002 and recently adopted NYSE corporate governance standards.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of our common stock (A) as of October 15, 2003 and (B) after giving effect to this offering, assuming no exercise of the underwriter's over-allotment option by (i) all persons known by us to own beneficially more than 5% of our common stock, (ii) each director who is a stockholder, (iii) each of our named executive officers, and (iv) all directors and executive officers as a group.



                                             SHARES BENEFICIALLY OWNED    SHARES BENEFICIALLY OWNED
                                               PRIOR TO THE OFFERING          AFTER THE OFFERING
                                             --------------------------   --------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER           NUMBER       PERCENTAGE      NUMBER       PERCENTAGE
------------------------------------         -----------   ------------   -----------   ------------
Holders of 5% or more of our Common Stock
Keystone, Inc. and related parties(1)......   1,304,951         6.3%       1,304,951         4.5%
Wellington Management Company, LLP(2)......   1,298,320         6.3%       1,298,320         4.4%
CGLH partners I LP and CGLH partners II LP
  as a group(3)............................   6,810,824        32.9%       5,810,824        19.9%
Executive Officers and Directors
Karim J. Alibhai(4)........................   6,810,824        32.9%       5,810,824        19.9%
James A. Calder(5).........................      42,158           *           42,158           *
Leslie R. Doggett(6).......................       1,500           *            1,500           *
Joseph J. Flannery(7)......................   6,817,264        32.9%       5,817,264        19.9%
Thomas F. Hewitt...........................     158,259           *          158,259           *
Steven D. Jorns(8).........................     267,786         1.3%         267,786           *
Mahmood J. Khimji..........................          --           *               --          --
James B. McCurry(9)........................       4,500           *            4,500           *
Raymond C. Mikulich(10)....................   6,810,824        32.9%       5,810,824        19.9%
Robert J. Morse(11)........................      40,000           *           40,000           *
John J. Russell, Jr. ......................          --           *               --          --
Sherwood M. Weiser(12).....................   6,810,824        32.9%       5,810,824        19.9%
Paul W. Whetsell(13).......................     431,664         2.1%         431,664         1.5%
Executive officers and directors as a group
  (13 persons)(14).........................   8,142,817        39.0%       7,142,817        24.3%


---------------

  *  Represents less than 1% of the class.

 (1) Beneficial ownership information is based on the Schedule 13D/A filed by Keystone, Inc., Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Cherwell Investors, Inc., Group 31, Inc., MHX Investors, L.P., Arbor REIT, L.P. FW Hospitality, L.P., Capital Partnership, J. Taylor Crandall and Robert M. Bass (all located at 201 Main Street, Suite 3100 Fort Worth, Texas 76012) and MC Investment Corporation, Penobscot Partners, L.P. and PTJ Merchant Banking Partners, L.P. (all located at 65 E. 55th Street, New York, New York 10022), filed on August 20, 2002.

 (2) Beneficial ownership information is based on the Schedule 13G/A filed by Wellington Management Company, LLP (located at 75 State Street, Boston, Massachusetts 02109), filed on February 12, 2003.


 (3) Beneficial ownership information is as provided to the Company by CGLH Partners I, LP (located at c/o Lehman Brothers Holdings, Inc., 399 Park Avenue, New York, New York 10022). Subject to certain disclaimers of beneficial ownership contained in the 13D filings of the following entities, the following entities beneficially own (or may be deemed to beneficially own) 6,810,824 shares of our common stock: (i) CGLH Partners I LP (sole voting power over 1,122,119 shares); (ii) CGLH Partners II LP (sole voting power over 5,610,597 shares); (iii) LB Interstate GP LLC; (iv) LB

Interstate LP LLC (voting power, pursuant to the employment contracts of Messrs. Flannery and Mikulich with affiliates of LB Interstate LP LLC (over 5,000 shares subject to vested options held by Messrs. Flannery and Mikulich); (v) PAMI LLC,
     (vi) Property Asset Management, Inc.; (vii) Lehman ALI Inc; (viii) Lehman Brothers Holdings Inc.; (ix) MK/CG GP Holdings, LLC; (x) KFP Interstate, LLC; (xi) Grosvenor, LLC; (xii) KFP Holdings, Ltd; (xiii) Quadrangle Trust Interstate (BVI) Limited; (xiv) Sherwood M. Weiser (sole voting power over 23,330 shares); (xv) Donald E. Lefton (sole voting power over 19,678 shares); and (xvi) Karim J. Alibhai (sole voting power over 30,100 shares).



 (4) Includes 6,780,724 shares of our common stock of which Mr. Alibhai may be deemed to be beneficial owner by virtue of his indirect interest in CGLH Partners I LP and CGLH Partners II LP, the beneficial ownership of which is disclaimed in part. See Note (3) above. Also includes 2,500 shares of our common stock subject to vested options and 27,600 shares of our common stock held directly.


 (5) Also includes 40,000 shares of our common stock subject to vested options.

 (6) Includes 1,500 shares of our common stock subject to vested options.


 (7) Includes 6,810,824 shares of our common stock of which Mr. Flannery may be deemed to be beneficial owner by virtue of an indirect interest in CGLH Partners I LP and CGLH Partners II LP, the beneficial ownership of which is disclaimed in part. See Note (3) above. Also includes 6,440 shares our common stock held directly.



 (8) Includes 53,000 shares of our common stock subject to vested options.



 (9) Includes 4,500 shares of our common stock subject to vested options.



(10) Includes 6,810,824 shares of our common stock of which Mr. Mikulich may be deemed to be beneficial owner by virtue of an indirect interest in CGLH Partners I LP and CGLH Partners II LP, the beneficial ownership of which is disclaimed. See Note (3) above.



(11) Includes 40,000 shares of our common stock subject to vested options.



(12) Includes 6,787,494 shares of our common stock of which Mr. Weiser may be deemed to be beneficial owner by virtue of his indirect interests in CGLH Partners I LP and CGLH Partners II LP, the beneficial ownership of which is disclaimed in part. See Note (3) above. Also includes 2,500 shares of our common stock subject to vested options and 20,830 shares of our common stock held directly.



(13) Includes (i) 175,000 shares of our common stock subject to vested options and (ii) shares held by entities over which Mr. Whetsell has beneficial ownership within the meaning of Rule 13d-3.



(14) Includes 6,732,716 shares of our common stock held indirectly through the indirect interests of Messrs. Mikulich, Flannery, Alibhai & Weiser in CGLH Partners I LP and CGLH Partners II LP. See Note (3) above.


MATERIAL RELATIONSHIPS WITH THE SELLING STOCKHOLDERS

     PAYMENTS TO FORMER EXECUTIVES OF IHC. In connection with transactions leading up to the merger of IHC and MeriStar Hotels, the selling stockholders agreed to make payments to three former executives of IHC: Messrs. Kevin P. Kilkeary ($143,411), J. William Richardson ($483,000), and Thomas F. Hewitt ($286,822). Mr. Kilkeary was our President, Hotel Operations but resigned in November 2002. Mr. Hewitt is one of our current directors. The selling stockholders had the option to make these payments in the form of cash, common stock or a combination of them. In satisfaction of these amounts, in September 2003, the selling stockholders transferred 26,270 shares, 88,474 shares and 52,540 shares to Messrs. Kilkeary, Richardson and Hewitt, respectively.

     OTHER RELATIONSHIPS WITH THE SELLING STOCKHOLDERS. For additional information regarding certain material relationships with the selling stockholders, see "Certain Relationships and Related Transactions -- CGLH Partners I LP and CGLH Partners II LP" and "-- Registration Rights Agreement."

LEHMAN BROTHERS, INC. RELATIONSHIPS

     The selling stockholders are affiliated with Lehman Brothers, Inc. and Lehman Commercial Paper, Inc. Two of our directors, Messrs. Joseph Flannery and Raymond Mikulich, are employed by Lehman Brothers.

     CONVERSION OF SERIES B PREFERRED STOCK AND CONVERTIBLE NOTES. In October 2000, IHC issued to the selling stockholders 500,000 shares of its Series B preferred stock for $5.0 million and 8.75% convertible notes for $25.0 million under a Securities Purchase Agreement dated August 31, 2000 between IHC and the selling stockholders. IHC paid $1.0 million to Lehman Brothers Holdings, Inc. for advisory services in connection with this transaction.


     SENIOR CREDIT FACILITY. Interstate Operating Company, L.P. (formerly known as MeriStar H&R Operating Company, L.P.), our subsidiary operating partnership, of which we are the general partner, indirectly holds a substantial portion of all of our assets. On July 31, 2002, MeriStar H&R Operating Company, L.P. entered into a Senior Secured Credit Agreement, for a maximum amount of $113 million, with Lehman Brothers and various other lenders and other parties. Lehman Brothers, Inc. was the joint lead arranger, book runner, and co-syndication agent. As of September 30, 2003, $87.3 million was outstanding under the facility, which bears interest at a variable rate per annum of LIBOR plus 3.00 to 4.50%, depending on meeting specified financial tests.



     SUBORDINATED CREDIT FACILITY. On January 10, 2003, Interstate Operating Company entered into a subordinated credit facility with Lehman Commercial Paper, Inc. and Lehman Brothers, Inc., under which Lehman Brothers, Inc. was the lender. As of September 30, 2003, $40.0 million was outstanding under the facility, which bears interest at a variable rate per annum of LIBOR plus 8.50%. The subordinated credit facility matures on January 31, 2006, but if the revolving portion of our senior credit facility is extended for an additional year, the subordinated credit facility will also be automatically extended for one more year, to January 31, 2007. The credit agreement governing our subordinated credit facility contains customary covenants and customary events of default. In connection with the subordinated credit facility, we also paid fees of $1.7 million to Lehman Commercial Paper, Inc. and Lehman Brothers, Inc.


     OTHER RELATIONSHIPS. For additional information regarding other certain material relationships with Lehman Brothers, Inc., see "Certain Relationships and Related Transactions -- Other Lehman Brothers Inc. Relationships" and
"-- Other Director and Officer Relationships."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MERISTAR HOSPITALITY CORPORATION


     Mr. Whetsell is the Chief Executive Officer and Chairman of the board of directors of MeriStar Hospitality, the owner of 100 of the hotels we managed as of September 30, 2003. In fiscal 2002, we received an aggregate of $24.6 million in management fees from MeriStar Hospitality. At December 31, 2002, we had $56.1 million of long-term debt under a term loan due to MeriStar Hospitality, which was due to mature on July 31, 2007. MeriStar Hospitality, seeking additional liquidity, approached us in late 2002 regarding a negotiated discounted repayment of the MeriStar Hospitality term loan. The repayment of $42.1 million was completed in January 2003. We refinanced the repayment with the proceeds from a $40.0 million subordinated term loan and cash on hand and realized a gain of $13.6 million. The new $40 million subordinated unsecured term loan is with Lehman Commercial Paper, Inc., an affiliate of Lehman Brothers Inc. Messrs. Mikulich and Flannery, two our directors, are employed by Lehman Brothers Inc, and CGLH Partners I LP and CGLH Partners II LP are also affiliates of Lehman Brothers Inc.


     We hold a non-controlling 0.5% general partnership interest and a non-controlling 9.5% limited partnership interest in MIP Lessee, L.P., a joint venture between entities related to Oak Hill Capital Partners, L.P. and us. MIP Lessee owns 10 full-service hotels. The joint venture has borrowed an aggregate of $193 million of non-recourse loans from Lehman Brothers Holding Inc., an entity related to Lehman Brothers Inc. Messrs. Mikulich and Flannery are employed by Lehman Brothers Inc. MeriStar Hospitality has a $40 million investment in the joint venture. In fiscal 2002, we received an aggregate of $3.0 million in management fees from these hotels.

CGLH PARTNERS I LP AND CGLH PARTNERS II LP

     In connection with the merger of MeriStar with IHC, on June 26, 2002, some of the Series B preferred stock and 8.75% convertible notes of IHC held by CGLH Partners I LP and CGLH Partners II LP, Messrs. Hewitt and Kilkeary and another former executive of IHC were converted into Class A common stock of IHC. The CGLH partnerships are affiliated with Lehman Brothers Inc. As inducement for the conversion of Series B preferred stock and the 8.75% convertible notes, Interstate Hotels Corporation paid these parties $9,250,000. On August 2, 2002, these parties converted their remaining IHC Series B preferred stock and 8.75% convertible notes. As a result of these conversions, these parties held 6,805,824 shares of our common stock. Messrs. Alibhai, Khimji and Weiser are affiliated with the CGLH partnerships as are Messrs. Mikulich and Flannery, who are affiliated through their employment with Lehman Brothers Inc.

     At the merger date, we entered into a stockholder and board composition agreement with the CGLH partnerships; Oak Hill Capital Partners, L.P. and parties related to Messrs. Whetsell, Emery, Jorns, Hewitt and Kilkeary and a former executive of IHC. Pursuant to the board composition agreement, the composition of our board of directors will remain unchanged until January 31, 2004. If a director leaves our board prior to this date, the board composition agreement governs the procedure for replacing such director. Our charter was amended to take into account these provisions of the board composition agreement. See "Management -- Our Board Composition Agreement."

     We and CGLH Partners III, L.P. and CGLH Partners IV, L.P. (which are affiliated with the CGLH partnerships) have formed a non-exclusive hotel joint venture fund to acquire full-service hotels. IHC loaned $450,000 to affiliates of the CGLH partnerships for the reimbursement of transaction costs associated with the joint venture. The joint venture has not acquired any hotels as of the date of this prospectus.

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

REGISTRATION RIGHTS AGREEMENT

     In connection with the merger agreement, we entered into a registration rights agreement providing our principal investor group with registration rights in respect of the approximately 6.9 million shares of our common stock they held.

     INCIDENTAL REGISTRATION RIGHT -- Under their registration rights agreement, if at any time we propose to file a registration statement with the SEC to register any of our common stock or other debt or equity securities that may be converted into or exchanged for shares of common stock, for sale to the public, the principal investor group will have the right to include in the registration their shares of common stock. This right will be triggered whether the sale to the public is made by us for our account, or on behalf of any of our selling stockholders.

     However, this right will not be triggered if the sale is:

     - not for cash consideration;

     - is being made in connection with the conversion, exchange or exercise, for shares of our common stock;

     - of shares of our common stock that are issuable upon the exercise of stock options, or issuable under the employee stock purchase plan;

     - in connection with an acquisition by us;

     - in connection with any securities exchange offer, dividend reinvestment plan, corporate reorganization; or

     - in connection with any amalgamation, merger or consolidation in which we are involved where we are the surviving corporation.

     The ability of the principal investor group to include shares of common stock in our registrations is subject to customary provisions relating to the ability of underwriters to reduce the number of securities to be sold in an offering. The selling shareholders are included in this registration statement as a result of the exercise of their rights under the Registration Rights Agreement. We expect the selling stockholders will enter into a lock-up agreement, under which the selling stockholders, if this offering closes, have agreed not to sell any of their shares remaining after the offering during the 90 days after this offering or exercise their registration rights during that 90-day period. See "Underwriting."

     DEMAND REGISTRATION RIGHT -- The principal investor group will also have the right to obligate us to file a registration statement covering the resale of their common stock upon written notice to us, so long as this demand for registration is for:

     - at least 500,000 shares of our common stock;

     - securities that are convertible into 500,000 shares of our common stock;
       or

     - a lesser number of shares, so long as the gross proceeds of the intended sale would not be less than $2,000,000, calculated based on the average closing price of common stock over the 10 day trading period immediately preceding the date of the written demand request.

     We may delay filing the demanded registration, or delay the effectiveness of the related registration statement for a period of not more than 90 days if, in the sole judgment of our board of directors:

     - a delay is necessary in light of pending financing transactions, corporate reorganizations or other major events involving us; or

     - the filing at the time requested would materially and adversely affect our business or prospects in light of the disclosures that may be required by applicable law in connection with filing the registration statement.

     These principal stockholders will be entitled to make up to seven demands for registration of their common stock to the company under the registration rights agreement.

     Most Favorable Registration Rights -- The registration rights agreement will also provide that if we give any person registration rights that are more favorable than those granted to these stockholders, other than the number of registrations that may be demanded, with respect to any of our securities, we will be required to provide these stockholders with notice of that event, and accord them those more favorable rights.

OTHER LEHMAN BROTHERS INC. RELATIONSHIPS


     We hold a 49.5% non-controlling equity interest in two limited partnerships that own seven Marriott-branded hotels and one Hampton Inn hotel for which we made a total investment of approximately $8.7 million. FelCor owns the remaining 50% of the partnerships. The partnerships have borrowed an aggregate of $52.3 million of non-recourse loans from Lehman Brothers Bank, FSB, an entity related to Lehman Brothers Inc. These borrowings are secured by the partnerships' hotels. In fiscal 2002, we received an aggregate of $0.7 million in management fees from these hotels. Messrs. Mikulich and Flannery are employed by Lehman Brothers Inc.


     We manage the Park Central Hotel in New York, New York, and we managed the Raleigh Sheraton Capital Center Hotel in Raleigh, North Carolina, until March 2003. The owners of these hotels engaged us to manage these properties in accordance with the rights of the principal lender of these hotels to select a third-party management company. The principal lender of these hotels is Lehman Brothers Holdings Inc., an affiliate of Lehman Brothers Inc. In fiscal 2002, we received an aggregate of approximately $1.1 million in management fees from these hotels.

     We manage the Beaumont Hilton in Beaumont, Texas. This hotel is owned by an entity related to Lehman Brothers Inc. In fiscal 2002, we received approximately $164,000 in management fees from this hotel.

OTHER DIRECTOR AND OFFICER RELATIONSHIPS

     We held a 20% non-controlling equity interest and entered into an agreement to manage the Renaissance Worldgate Hotel in Kissimmee, Florida, for a total investment of approximately $3.9 million. Mr. Alibhai, and LB Maingate I Inc. (an affiliate of Mr. Alibhai and Lehman Brothers Inc, which employs Messrs. Mikulich and Flannery) each held a 40% respective ownership interest in the hotel. The hotel has a $37 million non-recourse loan from Lehman Brothers Holdings Inc., an affiliate of Lehman Brothers Inc., which is secured by the hotel. In February 2002, the ownership and financing for the hotel was restructured in order to address financial difficulties at the hotel. As part of this restructuring, our 20% non-controlling equity interest was redeemed in exchange for mutual releases with respect to the obligations of the hotel. In addition, the hotel owner and we amended the management agreement for the hotel, under which, among other things, we waived our management fees for the period from July 1, 2001, through February 21, 2002, and agreed to reduce our base management fee for periods following February 21, 2002. The hotel's owners have also issued a promissory note of approximately $282,000 for past accounts receivable we were owed. This note bears interest at the rate of 9% per annum and is payable in equal quarterly installments beginning January 1, 2003. The hotel owner did not pay the first or second installments due on January 1, 2003, and April 1, 2003. For fiscal 2002, we earned approximately $0.1 million in management fees from this hotel.

     We hold a 25% non-controlling equity interest in and manage the Houston Astrodome/Medical Center Residence Inn by Marriott in Houston, Texas. Mr. Alibhai holds a 22.46% ownership interest in the hotel. In fiscal 2002, we received approximately $218,000 in management fees from this hotel.

     In connection with the merger, Mr. Hewitt executed a severance agreement pursuant to which he receives monthly payments of $75,000, less applicable taxes, from August 2002 through January 2006. The agreement also provides that Mr. Hewitt will receive employee benefits similar to the employee benefits he

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had as of the merger (excluding retirement, stock option, stock purchase, deferred compensation, or other compensation benefits) through January 30, 2006. Mr. Hewitt also receives under the agreement a monthly car allowance of $750 per month, plus reimbursement of certain other out-of-pocket expenses. At the merger date, we agreed, effective June 2005, to forgive a $400,000 loan and to partially forgive a $259,254 loan made by IHC to Mr. Hewitt.

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                          DESCRIPTION OF CAPITAL STOCK

     The following summary information is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, as amended.

     Our authorized capital stock is 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, of which 29,201,548 shares of common stock and no shares of preferred stock will be outstanding following the offering, assuming no exercise of the underwriter's over allotment option.

COMMON STOCK

     VOTING RIGHTS. Except as indicated below under "Certain Antitakeover Provisions," the charter provides that holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

     DIVIDENDS. Each share of common stock is entitled to receive dividends if, as and when declared by our board of directors. Under Delaware law, a corporation may declare and pay dividends out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared out of net profits, however, if the capital of the corporation has been diminished by depreciation in the value of its property, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on the distribution of assets.

     OTHER RIGHTS. Our stockholders have no preemptive or other rights to subscribe for additional shares. Subject to any rights of the holders of any preferred stock, all holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of us. No shares of common stock are subject to redemption or a sinking fund.

PREFERRED STOCK

     Our board of directors is authorized to issue, without further authorization from stockholders, up to 5,000,000 shares of preferred stock in one or more series and to determine, at the time of creating each series, the distinctive designation of, and the number of shares in, the series, its dividend rate, the number of votes, if any, for each share of that series, the price and terms on which the shares may be redeemed, the terms of any applicable sinking fund, the amount payable upon liquidation, dissolution or winding up, the conversion rights, if any, and any other rights, preferences and priorities of that series as the board of directors may be permitted to fix under the laws of Delaware as in effect at the time that series is created. The issuance of preferred stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control.

     SERIES A JUNIOR PARTICIPATING PREFERRED STOCK. We expect to authorize and reserve, for issuance upon exercise of preferred rights, 500,000 shares of Series A junior preferred stock. The Series A junior participating preferred stock will not be redeemable and will rank, with respect to the payment of dividends and the distribution of assets, junior to any other series of any other classes of preferred stock that may exist from time to time. Generally, each share of Series A junior participating preferred stock will entitle its holder to 100 votes on all matters submitted to a vote of our stockholders.

     Subject to the rights of holders of any shares of any series of preferred stock ranking prior and superior to the Series A junior participating preferred stock with respect to dividends, holders of shares of Series A junior participating preferred stock, in preference to holders of common stock and any other junior stock, will be entitled to receive, when, as and if declared by the board of directors, quarterly cash dividends, in an amount per share equal to the greater of $1 or 100 times the aggregate per share amount of all cash dividends, subject to adjustment, and 100 times the aggregate per share amount payable in kind of all non-cash dividends or other distributions, other than dividends payable in common stock or a subdivision of outstanding shares of common stock, declared on the common stock since the immediately
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preceding quarterly dividend payment date, or since the first issuance of any share of Series A junior participating preferred stock, in the case of the first quarterly dividend payment date. In the event the board of directors declares or pays a dividend on the common stock payable in shares of common stock or subdivides, combines or consolidates the outstanding shares of common stock into a greater or lesser number of shares of common stock, the amount of in-kind dividend payable to holders of Series A junior preferred stock will be adjusted for the dividend on, or subdivision, combination or consolidation of, shares of common stock. Dividends on the Series A junior participating preferred stock generally will be declared immediately following a dividend declaration on the common stock, and will be cumulative. Accrued but unpaid dividends will not bear interest. During those times as dividends payable on the Series A junior participating preferred stock are in arrears, and until the arrearages have been paid in full, we will be prohibited from:

     - declaring or paying dividends, or making other distributions on any shares of stock ranking junior to the Series A junior participating preferred stock;

     - declaring or paying dividends, or making other distributions on any shares of stock ranking on a parity with the Series A junior participating preferred stock, except dividends paid ratably on the Series A junior preferred stock and all parity stock, in proportion to the amounts to which holders of all those shares are then entitled;

     - redeeming or otherwise acquiring for value any stock ranking junior to the Series A junior participating preferred stock; and

     - redeeming or otherwise acquiring for value any shares of Series A junior participating preferred stock, or any shares of stock ranking on a parity with the Series A junior participating preferred stock, except in accordance with a purchase offer made under limited circumstances.

     Redemptions and other acquisitions of stock ranking junior to the Series A junior participating preferred stock will be permissible if the redemptions or acquisitions are made in exchange for shares of any stock ranking junior to the Series A junior participating preferred stock.

     In the event of any liquidation, dissolution or winding up, no distribution will be made to the holders of shares of stock ranking junior to the Series A junior participating preferred stock unless and until the holders of the Series A junior participating preferred stock have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions on the Series A junior participating preferred stock. Holders of Series A junior participating preferred stock will be entitled to receive an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of common stock. Further, no distribution will be made to the holders of shares of stock ranking on a parity with the Series A junior participating preferred stock, except distributions made ratably on the Series A junior participating preferred stock and all the parity stock in proportion to the totals to which the holders are entitled upon the liquidation, dissolution or winding up. In the event our board of directors declares or pays a dividend payable in shares of common stock or subdivides, combines or consolidates the outstanding shares of common stock into a greater or lesser number of shares of common stock, the amount of the liquidating distribution payable to holders of Series A junior participating preferred stock will be adjusted for the dividend on, or subdivision, combination or consolidation of, shares of common stock.

     In the event we enter into a consolidation, merger, combination or other transaction under which shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each share of Series A junior participating preferred stock must be similarly exchanged or changed into an amount per share equal to 100 times the aggregate amount of stock, securities, cash or other property (payable in kind) into which or for which each share of common stock is changed or exchanged. In the event our board of directors declares or pays a dividend payable in shares of common stock or subdivides, combines or consolidates the outstanding shares of common stock into a greater or lesser number of shares of common stock, the amount payable to holders of Series A junior participating preferred stock in respect of a consolidation, merger, combination or other transaction will be adjusted for the dividend on, or subdivision, combination or consolidation of, shares of common stock.

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CERTAIN ANTITAKEOVER PROVISIONS

     THE CHARTER AND BYLAWS. Our charter and bylaws and applicable sections of the Delaware General Corporate Law contain several provisions that may make the acquisition of control of us more difficult without the prior approval of our board of directors. Provisions of the charter and the bylaws, among other things:

     - classify the board of directors into three classes, each of which serves for staggered three-year terms;

     - provide that a director of our may be removed by the stockholders only for cause;

     - provide that the stockholders may amend or repeal any of the above provisions of the charter only by a vote of 66 2/3% of the stock entitled to vote generally in the election of directors;

     - provide that only the Chairman of the Board, Vice Chairman, President or the board of directors may call special meetings of the stockholders;

     - provide that the stockholders may take action only at a meeting of our stockholders, not by written consent;

     - provide that stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders; and

     - provide that the chair of any meeting of stockholders shall have the power to adjourn the meeting.

     DELAWARE LAW. In general, Section 203 of the Delaware General Corporation Law, prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time of the transaction in which the person or entity became an interested stockholder, unless:

     - prior to that time, either the business combination or the transaction which resulted in the stockholder's becoming an interested stockholder is approved by the board of directors;

     - upon completion of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding for this purpose some shares owned by persons who are directors and also officers of the corporation and by some employee benefit plans; or

     - on or after that date the business combination is approved by our board of directors and by the affirmative vote and not by written consent of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     For the purposes of Section 203, a "business combination" is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, in some cases, within the immediately preceding three years did own 15% or more of the corporation's voting stock.

     ISSUANCE OF PREFERRED STOCK. The charter authorizes our board of directors to issue up to 5,000,000 million shares of preferred stock, and to establish the rights and preferences, including the convertibility of the shares of preferred stock into shares of common stock of any series of preferred stock so issued. The issuance of preferred stock could have the effect of delaying or preventing a change in control, even if a change in control was in the best interests of some, or a majority, of our stockholders.


     THE STOCKHOLDER RIGHTS PLAN. Our existing stockholder rights plan, which is governed by a rights agreement between us and Continental Stock Transfer & Trust Company, Inc., provides that each share of our common stock will have attached to it one right to purchase one one-hundredth of a share of our Series A junior participating preferred stock at a purchase price of $35 per right, subject to adjustment. The description of the rights plan below is intended as a summary only and is qualified in its entirety by


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reference to the Preferred Share Purchase Rights Agreement, dated as of July 23,
1998, filed as Exhibit 4.4 to our registration statement on Form S-1/A filed with the Securities and Exchange Commission on July 23, 1998 and the amendments to that rights agreement filed as Exhibit 4.1 to our current report on Form 8-K, filed on December 12, 2000 and Exhibit 4.1 to our current report on Form 8-K, filed on May 3, 2002.

     Under the rights plan, the rights will be evidenced by the certificates representing our common stock, until the rights distribution effective date, which is the earlier of:

     - 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of their outstanding shares of our common stock, a person or group of affiliated or associated persons that acquire beneficial ownership of 20% or more is called acquiring person, or

     - 10 business days, or a later date as may be determined by action of our board of directors following the commencement of or the announcement of an intention to make, a tender offer or exchange offer, which, if completed, would result in a person or group beneficially owning 20% or more of the then outstanding shares of our common stock.

     In connection with the execution of the merger agreement between MeriStar Hotels and IHC, the rights plan was amended to provide among other things that any person or group or affiliated or associated persons (including our principal investor group) that becomes the beneficial owner of 20% of more of our outstanding shares of common stock solely as a result of the execution and delivery of the merger agreement and related agreements or the completion of the merger will be excluded from the definition of "acquiring person" for purposes of the rights plan, solely as a result of the execution and delivery of the merger agreement and related agreements or the completion of the merger and will not be deemed an acquiring person until that person or group becomes the beneficial owner of the next highest whole percentage in excess of the percentage of shares of our company common stock beneficially owned by that person or group immediately after the completion of the merger.

     Also, in determining beneficial ownership under the stockholder rights plan, shares owned by Lehman Brothers Holdings Inc., Lehman Brothers Inc. and some of their affiliates are, in most circumstances, disaggregated from shares held by our principal investor group and some of our affiliates.

     Until the rights distribution effective date, the rights may be transferred with and only with our common stock and our common stock certificates will contain a notation incorporating the rights agreement by reference. As soon as practicable following the rights distribution effective date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the rights distribution effective date and the separate right certificates alone will evidence the rights.

     The rights will not be exercisable until the rights distribution effective date. The rights will expire on August 1, 2008 unless the rights are earlier redeemed or exchanged by us, in each case, as summarized below.

     If any person or group of affiliated or associated persons becomes an acquiring person and a rights distribution effective date has occurred, each holder of a right, other than an acquiring person, may exercise the rights upon payment of the purchase price to purchase that number of shares of common stock having a market value of two times the exercise price of the right. After a rights distribution effective date has occurred, if we are acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold each holder of a right may exercise the rights upon payment of the purchase price to purchase that number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the purchase price of the right.

     If a person or group of affiliated or associated persons becomes an acquiring person and a rights distribution effective date has occurred, prior to the acquisition by any person or group of affiliated or

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associated persons of 50% or more of the outstanding common stock, our board of directors may exchange the rights other than rights held by an acquiring person, in whole or in part, at an exchange ratio of one share of common stock, or one-hundredth of a share of Series A junior participating preferred stock, or of a share of a class or series of the preferred stock having equivalent rights, preference and privileges, per right, subject to adjustment.

     At any time prior to the tenth day after a person or group of affiliated or associated persons becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at that time, on that basis and with those conditions as our board of directors, in its sole discretion, may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the holders of the rights then will be eligible to receive only the redemption price.

     The terms of the rights may be amended by our board of directors without the consent of the holders of the rights; provided, however, that from and after the tenth day after that time as any person or group of affiliated or associated persons becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights.

     Until a right is exercised, its holder will have no rights as a stockholder with respect to the preferred right, including, without limitation, the right to vote or to receive dividends.

     The purchase price, the number of outstanding preferred rights and the number of one-hundredths of a share of Series A junior participating preferred stock issuable upon exercise of each right also will be subject to adjustment in the event of a split of the common stock, or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the rights distribution effective date.

     The purchase price payable, and the number of shares of Series A junior participating preferred stock or other securities or property issuable, upon exercise of the right also will be subject to adjustment from time to time to prevent dilution:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Series A junior participating preferred stock,

     - upon the grant to holders of shares of Series A junior participating preferred stock of specified rights or warrants to subscribe for or purchase shares of Series A junior participating preferred stock at a price, or securities convertible into shares of Series A junior participating preferred stock; or

     - upon the distribution to holders of shares of Series A junior participating preferred stock of evidences of indebtedness or assets, excluding regular periodic cash dividends paid out of earnings or retained earning or dividends payable in shares of Series A junior participating preferred stock, or of subscription rights or warrants other than those referred to above.

     With some exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent in the purchase price. No fractional shares of Series A junior participating preferred stock will be issued, other than fractions which are integral multiples of one-hundredth of a share of Series A junior participating preferred stock, which may, at the election of our board of directors, be evidenced by depositary receipts, and instead of issuing those fractions, an adjustment in cash will be made based on the market price of shares of Series A junior participating preferred stock on the last trading day prior to the date of exercise.

     Due to the nature of the shares of Series A junior participating preferred stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Series A junior participating preferred stock purchasable upon exercise of each right should approximate the economic value of one share of common stock.

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     The rights have antitakeover effects. The rights will cause substantial dilution to a person or group of persons that attempts to acquire us on terms not approved by our board of directors. The rights will not interfere with any merger or other business combination approved by our board of directors.

RESTRICTIONS ON OWNERSHIP

     Our charter also provides, with some exceptions, that holders in excess of 35% of MeriStar Hospitality equity stock may not own, either directly or under the attribution rules set forth in Section 318(a) of the Internal Revenue Code, as modified by Section 856(d)(5) of the Internal Revenue Code, more than 9.9% of the shares of any class of our stock.

     The charter provides that a transfer of common stock that would otherwise result in the valid ownership of common stock that is in excess of the ownership limit will be void and the intended transferee will acquire no rights or economic interest in that common stock. In addition, the charter provides that a transfer of common stock in violation of the ownership limit will automatically be designated as excess shares until the intended transferee does not own common stock in excess of the ownership limit. These excess shares will then be transferred automatically and by operation of law, to a special trust for the benefit of a charitable organization designated by our board of directors.

     The trustee of the special trust will have the authority to exercise the voting rights associated with the excess shares for as long as they are considered excess shares. Except as described below, any distributions related to excess shares will be paid to the trustee of the special trust for the benefit of a charitable organization that is designated by our board of directors. Excess shares may be transferred only to a person designated by our board of directors whose ownership of the excess shares will not result in a violation of the ownership limit. In this case, the excess shares would no longer be considered excess shares. If there is a transfer of excess shares, the holder of those shares of common stock that were automatically exchanged for excess shares will be entitled to receive, from the proceeds of the transfer of the excess shares, an amount equal to the lesser of:

     - the proceeds from the transfer of the excess shares; and the amount paid by the holder if the automatic designation as excess shares resulted from a transfer for value or,

     - if the automatic designation did not result from a transfer for value, the fair market value of the shares of common stock on the date of their designation as excess shares.

     In the event of a liquidation, dissolution or winding up while shares are held as excess shares, the holder of the excess shares will be entitled to receive, from the proceeds of the liquidation, dissolution or winding-up, an amount equal to the lesser of:

     - the proceeds from the liquidation, dissolution or winding-up which would have been applicable to the excess shares if they had remained common stock; and

     - the amount paid by the holder if the automatic designation as excess shares resulted from a transfer for value or, if the automatic designation did not result from a transfer for value, the fair market value of the shares of common stock on the date of their designation as excess shares.

     Any excess proceeds from a transfer of the excess shares or on liquidation, dissolution or winding-up will be paid to the trustee of the special trust for the benefit of the designated charitable organization.

     We will also have the right to purchase any excess shares at a price equal to the lesser of:

     - the fair market value of those shares on the date that our or its designee exercises the right to purchase them; and

     - the price per share in the transaction that resulted in their being designated as excess shares unless the excess share designation was the result of an event other than a transfer for value, in which case the price will be equal to the fair market value at the time they were designated as excess shares.

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                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of certain United States federal income tax consequences that may be relevant to an investment in the shares of common stock but does not purport to be a complete analysis of the potential tax considerations that you may need to consider before investing based on your particular circumstances. This discussion is based on existing provisions of the Internal Revenue Code ("Code"), Treasury Regulations promulgated thereunder, judicial decisions and administrative rulings and practice, all of which are subject to change with possible retroactive effect. This summary applies to you only if you hold common stock as a capital asset within the meaning of the Code. This summary does not discuss any estate, gift, state, local or foreign tax law considerations.

     This summary does not address all of the tax consequences that may be relevant to all categories of investors, some of which may be subject to special rules, such as:

     - insurance companies;

     - banks or other financial institutions;

     - dealers and certain traders in securities or currencies;

     - tax-exempt organizations;

     - regulated investment companies;

     - partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

     - real estate investment trusts;

     - grantor trusts;

     - certain former citizens or residents of the United States;

     - persons whose "functional currency" is not the U.S. dollar;

     - persons who hold common stock as part of a "hedge," "straddle," "conversion" or similar transaction; and

     - persons subject to the alternative minimum tax.

     PERSONS CONSIDERING THE PURCHASE OF COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

TAX CONSEQUENCES TO U.S. HOLDERS

     As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is for U.S. federal income tax purposes:

     - a citizen or individual resident of the United States;

     - a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

     - an estate, the income of which is subject to U.S. federal income taxation regardless of its source; and

     - a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust; or an electing trust in existence on August 20, 1996 to the extent provided in Treasury Regulations.

     If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership, you should consult your own tax advisor.

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TAXATION OF DISTRIBUTIONS ON OUR COMMON STOCK

     Distributions paid on our common stock will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the U.S. Holder and taxable when received or accrued, in accordance with such U.S. Holder's method of accounting. If a distribution exceeds current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder's investment, up to the holder's tax basis in the common stock. Any remaining excess will be treated as a capital gain. If a U.S. Holder is a U.S. corporation, it generally would be able to claim a dividends received deduction equal to a portion of any dividends received, subject to customary limitations and conditions.

SALE OR OTHER DISPOSITION OF OUR COMMON STOCK

     Unless a nonrecognition provision applies, gain or loss realized by a U.S. Holder on the sale or other disposition of our common stock will be recognized as capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the U.S. Holder held the common stock for more than one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between the U.S. Holder's tax basis in the common stock disposed of and the amount realized on the disposition.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Information returns will be filed with the IRS and provided to U.S. Holders in connection with the payments on our common stock and the proceeds from a sale or other disposition of our common stock, unless an exemption is available. A U.S. Holder may be subject to United States backup withholding on these payments at the rates specified in the Code if it fails to provide an accurate taxpayer identification number and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided the required information is furnished to the IRS.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     As used herein, the term "Non-U.S. Holder" means a beneficial owner of common stock that is not a U.S. Holder. Special rules may apply to certain Non-U.S. Holders such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", persons eligible for benefits under income tax treaties to which the United States is a party and certain U.S. expatriates. Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant for them.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction or exemption under an applicable treaty, unless such Non-U.S. Holder is engaged in trade or business in the United States and such dividends are effectively connected with the conduct of such trade or business. In order to obtain a reduced rate of withholding, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

SALE OR EXCHANGE OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of our common stock, unless:

     - such holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met,

     - the holder is subject to special rules applicable to certain former citizens or former residents of the United States,

     - the holder is engaged in a trade or business in the United States and such gain is effectively connected with the conduct of such trade or business, or


     - the FIRPTA rules treat the gain as effectively connected with a U.S. trade or business, and the Non-U.S. Holder holds or has held more than 5% of any publicly-traded class of our common stock during certain periods.


INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

     The preceding discussion of the tax consequences of the purchase, ownership or disposition of common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on dividends on common stock or gain from the sale, exchange or other disposition of common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will generally be subject to U.S. federal income tax in the same manner as if earned by a U.S. Holder. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that are effectively connected with its U.S. trade or business generally would be subject to a branch profits tax. The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a reduced rate. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax so long as the holder certifies its qualification for such exemption by providing a properly executed IRS Form W-8ECI.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Information returns will be filed with the IRS and provided to each Non-U.S. Holder with respect to any payments on the common stock that are subject to withholding or that are exempt from U.S. withholding tax pursuant to a tax treaty or other reason. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption from withholding.

     The payment of proceeds from the disposition of our common stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of our common stock to or through a foreign office of a foreign broker will generally not be subject to information reporting or backup withholding.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, if the Non-U.S. Holder provides, on a timely basis, the required information to the IRS.

DISCLOSURE AUTHORIZATION

     Notwithstanding any provision in this prospectus or any agreement to the contrary, the initial purchaser, each holder and offeree (and their respective employees, representatives and other agents) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the ownership of the common stock and all materials of any kind (including opinions or other tax analyses) that are provided by us or the initial purchaser relating to such tax treatment and tax structure, except where confidentiality is reasonably necessary to comply with securities laws.

                                  UNDERWRITING


     Citigroup Global Markets Inc., Credit Lyonnais Securities (USA) Inc. and SG Cowen Securities Corporation are acting as co-managing underwriters of this offering. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed severally and not jointly to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter's name.



                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Citigroup Global Markets Inc................................
SG Cowen Securities Corporation.............................
Credit Lyonnais Securities (USA) Inc. ......................
  Total.....................................................
                                                              ---------



     The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.



     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price, less a concession not to exceed $ per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $ per share on the sales to certain other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.



     We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 1,425,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.



     We, our directors, our officers, our principal investor group and Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. have agreed that, subject to limited exceptions, for a period of 90 days from the date of this prospectus, we and they and their respective affiliates will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, except (1) in the case of our directors and executive officers, for the exercise, including cashless exercises, of options to purchase our common stock and (2) in the case of our principal investor group, (a) the private sale of their shares of common stock to an entity wholly owned by any one or more of Karim J. Alibhai, Mahmood J. Khimji and Sherwood M. Weiser that assumes the lock-up obligations, (b) trading of common stock or derivatives thereof in the ordinary course of business by affiliates of Lehman Brothers Inc., other than the signatories thereto or (c) distributions in kind by any member of our principal investor group to its partners that assume the lock-up obligations. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.



     Our common stock is listed on the New York Stock Exchange under the symbol "IHR."



     The following table shows the underwriting discount and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.


                                                          PAID BY US
                                                  ---------------------------   PAID BY SELLING
                                                  NO EXERCISE   FULL EXERCISE    STOCKHOLDERS
                                                  -----------   -------------   ---------------
Per Share.......................................    $              $                $
Total...........................................    $              $                $

     In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.



     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.



     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.


     We estimate that our portion of the total expenses of this offering will be approximately $500,000.


     Because an affiliate of Citigroup is a lender under our senior credit facility and will receive more than 10% of the net proceeds of this offering when we repay that facility, this offering is being conducted in compliance with Rule 2710(c)(8) of the NASD. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our common stock.



     The underwriters have performed investment banking and advisory services to us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.



     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS


     Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York will pass upon the validity of the common stock offered by this prospectus for us. Proskauer Rose LLP, New York, New York will pass upon certain legal matters in connection with this offering for the underwriters.


                                    EXPERTS

     The consolidated financial statements of Interstate Hotels & Resorts, Inc. and subsidiaries (formerly Interstate Hotels Corporation) as of December 31, 2002, and for the year ended December 31, 2002, have been included herein and incorporated by reference in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein and incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Interstate Hotels & Resorts, Inc. and subsidiaries (formerly Interstate Hotels Corporation) as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 and 2000 have been included herein and in the registration statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. This is known as "incorporation by reference." The following documents, which have been filed by us with the Securities and Exchange Commission (File No. 001-14331), are incorporated by reference into this prospectus (excluding portions of documents furnished but not filed):


     - our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2003, the quarter ended June 30, 2003 and for the quarter ended September 30, 2003;



     - our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended by Form 10-K/A filed on March 31, 2003 and Form 10-K/A filed on April 2, 2003;



     - our current reports on Form 8-K, filed on February 12, 2003, August 4, 2003 and October 23, 2003;



     - the description of our common stock contained in our registration statement on Form 8-A, filed on July 23, 1998, as amended by a Form 8-A/A filed on August 2, 2002; and



     - the description of our preferred share purchase rights contained in our registration statement on Form 8-A filed on July 23, 1998, as amended by a Form 8-A/A filed on December 12, 2000, a Form 8-A/A filed on May 3, 2002 and a Form 8-A/A filed on August 2, 2002.


     In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering are incorporated by reference into, and are deemed to be a part of, this prospectus from the date of filing of those documents.

     You should rely only on the information contained in this document or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided.

     Requests for any of these documents should be directed to:

                          Christopher L. Bennett, Esq.
                     Senior Vice President, General Counsel
                                 and Secretary
                             4501 N. Fairfax Drive
                              Arlington, VA 22203
                                  703-387-3100

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC by mail at prescribed rates. For more information about the Public Reference Room of the SEC, you can call the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the information that we have filed with them. The address of the SEC's website is http://www.sec.gov. Our website address is http://www.ihrco.com. In addition, information about us may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                         INDEX TO FINANCIAL STATEMENTS


Condensed Consolidated Balance Sheets as of September 30,
  2003 and December 31, 2002................................  F-2
Condensed Consolidated Statements of Operations and other
  Comprehensive Income (loss) for the nine months ended
  September 30, 2003 and 2002...............................  F-3
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 and 2002..................  F-4
Notes to Consolidated Financial Statements..................  F-5
Reports of Independent Auditors.............................  F-16
Consolidated Balance Sheet as of December 31, 2001 and
  2002......................................................  F-17
Consolidated Statement of Operations and Comprehensive Loss
  for the years ended December 31, 2000, 2002 and 2002......  F-18
Consolidated Statements of Stockholders' Equity as of
  December 31, 2000, 2001 and 2002..........................  F-19
Consolidated Statement of Cash Flows for the years ended
  December 31, 2000, 2001 and 2002..........................  F-20
Notes to Consolidated Financial Statements..................  F-21

                       INTERSTATE HOTELS & RESORTS, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2003            2002
                                                              -------------   ------------
                                                               (UNAUDITED)
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 20,672        $  7,054
  Restricted cash...........................................       3,213           1,366
  Accounts receivable, net of allowance for doubtful
     accounts of $4,891 at September 30, 2003 and $4,125 at
     December 31, 2002......................................      20,342          11,986
  Insurance premiums receivable.............................       6,463           5,638
  Due from related parties..................................       9,740          12,046
  Prepaid expenses and other current assets.................       7,458          11,783
                                                                --------        --------
          Total current assets..............................      67,888          49,873
Marketable securities.......................................       1,093           2,413
Property and equipment, net.................................      27,476          24,894
Officers and employees notes receivable.....................         346             373
Investments in and advances to affiliates...................      28,259          25,199
Deferred income taxes.......................................      18,566          20,174
Goodwill....................................................      92,117          91,960
Intangible assets, net......................................      58,285          65,795
                                                                --------        --------
          Total assets......................................    $294,030        $280,681
                                                                ========        ========
                 LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................    $ 75,219        $ 60,363
  Income taxes payable......................................       1,356           1,000
  Current portion of long-term debt.........................       1,625           1,625
                                                                --------        --------
          Total current liabilities.........................      78,200          62,988
Deferred compensation.......................................       1,093           2,413
Long-term debt, including $56,069 term loan from related
  party at December 31, 2002................................     129,379         132,614
                                                                --------        --------
          Total liabilities.................................     208,672         198,015
Minority interests..........................................       3,468           6,242
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value; 50,000 shares authorized;
     20,702 and 20,557 shares issued and outstanding at
     September 30, 2003 and December 31, 2002,
     respectively...........................................         207             205
  Treasury stock............................................         (69)            (46)
  Paid-in capital...........................................     139,332         138,268
  Accumulated other comprehensive loss......................         609            (249)
  Accumulated deficit.......................................     (58,189)        (61,754)
                                                                --------        --------
          Total stockholders' equity........................      81,890          76,424
                                                                --------        --------
          Total liabilities, minority interests and
            stockholders' equity............................    $294,030        $280,681
                                                                ========        ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       INTERSTATE HOTELS & RESORTS, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     AND OTHER COMPREHENSIVE INCOME (LOSS)
              (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                 SEPTEMBER 30,         SEPTEMBER 30,
                                                              -------------------   -------------------
                                                                2003       2002       2003       2002
                                                              --------   --------   --------   --------
Revenue:
  Lodging revenues..........................................  $    929   $    832   $  2,697   $  2,287
  Management fees...........................................     8,610      6,020     22,425     11,356
  Management fees-related parties...........................     7,152      5,048     22,793      6,713
  Corporate housing.........................................    29,245     19,779     83,456     19,779
  Other revenue.............................................     3,778      4,620     10,607     16,026
                                                              --------   --------   --------   --------
                                                                49,714     36,299    141,978     56,161
  Other revenue from managed properties.....................   217,654    163,347    642,256    297,662
                                                              --------   --------   --------   --------
Total revenue...............................................   267,368    199,646    784,234    353,823
Operating expenses by department:
  Lodging expenses..........................................       585        575      1,869      1,606
  Corporate housing.........................................    24,171     15,327     69,804     15,327
Undistributed operating expenses:
  Administrative and general................................    19,082     14,803     55,117     30,010
  Depreciation and amortization.............................     2,646      4,024     10,994      9,133
  Merger and integration costs..............................       874      3,430      3,344      5,653
  Restructuring expenses....................................        --     12,820         --     12,820
  Tender offer costs........................................        --         --         --      1,000
  Asset impairment and write offs...........................       312         --        312         --
                                                              --------   --------   --------   --------
                                                                47,670     50,979    141,440     75,549
  Other expenses from managed properties....................   217,654    163,347    642,256    297,662
                                                              --------   --------   --------   --------
Total operating expenses....................................   265,324    214,326    783,696    373,211
                                                              --------   --------   --------   --------
Net operating income (loss).................................     2,044    (14,680)       538    (19,388)
Interest income.............................................    (1,270)      (277)    (2,618)      (702)
Interest expense............................................     3,629      1,839      9,805      4,176
Equity in losses of affiliates..............................       292      1,074        858      1,670
Conversion incentive payment-convertible notes..............        --         --         --      7,307
Gain on refinancing term loan from related party............        --         --    (13,629)        --
                                                              --------   --------   --------   --------
Income (loss) before minority interest and income taxes.....      (607)   (17,316)     6,122    (31,839)
Minority interest expense...................................        23        243        184        295
Income tax expense (benefit)................................      (252)     1,818      2,375        641
                                                              --------   --------   --------   --------
Net income (loss)...........................................      (378)   (19,377)     3,563    (32,775)
Mandatorily redeemable preferred stock:
  Dividends.................................................        --         --         --        307
  Accretion.................................................        --         --         --        356
  Conversion incentive payment-preferred stock..............        --         --         --      1,943
                                                              --------   --------   --------   --------
Net income (loss) available to common shareholders..........      (378)   (19,377)     3,563    (35,381)
Other comprehensive income (loss), net of tax:
  Foreign currency translation gain (loss)..................       (70)        33        164         33
  Unrealized gain on investments and other..................       396          1        350          1
                                                              --------   --------   --------   --------
Comprehensive income (loss).................................  $    (52)  $(19,343)  $  4,077   $(35,347)
                                                              ========   ========   ========   ========
Weighted average number of:
  Basic shares outstanding..................................    20,649     17,270     20,612     11,277
  Diluted shares outstanding................................    20,649     17,270     20,891     11,277
  Net income (loss) available to common shareholders per
    basic share.............................................  $  (0.02)  $  (1.12)  $   0.17   $  (3.14)
                                                              ========   ========   ========   ========
  Net income (loss) available to common shareholders per
    diluted share...........................................  $  (0.02)  $  (1.12)  $   0.17   $  (3.14)
                                                              ========   ========   ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       INTERSTATE HOTELS & RESORTS, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)


                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                2003         2002
                                                              --------   -------------
                                                                         (AS RESTATED)
Cash flows from operating activities:
  Net income (loss).........................................  $  3,563     $(32,775)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
  Depreciation and amortization.............................    10,994        9,133
  Gain on refinancing.......................................   (13,629)          --
  Equity in loss of affiliates..............................       858        1,670
  Minority interest.........................................       133          295
  Deferred income taxes.....................................     1,608        2,119
  Write-off of assets.......................................     3,755        4,331
  Amortization of mandatorily redeemable preferred stock....        --        1,375
  Other.....................................................       448        1,830
  Changes in assets and liabilities:
      Accounts receivable, net..............................    (7,089)      (1,530)
      Prepaid expenses and other current assets.............     2,825        1,137
      Accounts payable and accrued expenses.................    14,658       (3,126)
                                                              --------     --------
Net cash provided by (used in) operating activities.........    18,124      (15,541)
                                                              --------     --------
Cash flows from investing activities:
  Change in restricted cash.................................    (1,847)         299
  Purchases of property and equipment, net..................    (7,726)        (528)
  Purchases of intangible assets............................      (707)        (483)
  Purchases of marketable securities........................        --       (2,080)
  Proceeds from sale of marketable securities...............        --        1,911
  Net cash invested for equity investments in hotel real
    estate..................................................    (1,817)      (1,360)
  Change in officers and employees notes receivable, net....        27         (145)
  Change in advances to affiliates, net.....................    (1,613)         217
  Cash acquired in merger transaction.......................        --        1,766
  Merger-related acquisition costs..........................        --       (3,486)
  Deposits and other........................................        --          110
                                                              --------     --------
Net cash used in investing activities.......................   (13,683)      (3,779)
                                                              --------     --------
Cash flows from financing activities:
  Borrowings under subordinated term loan...................    40,000           --
  Borrowings under other long-term debt.....................    52,500       22,000
  Repayment of term loan....................................   (42,052)          --
  Repayments on other long-term debt........................   (39,666)     (26,811)
  Proceeds from issuance of common stock....................       177          320
  Dividends paid on mandatorily redeemable preferred
    stock...................................................        --         (307)
  Financing fees paid.......................................    (1,918)         (42)
  Common stock repurchased..................................       (23)          --
  Conversion incentive payment-preferred stock..............        --       (1,943)
  Other.....................................................        --           --
                                                              --------     --------
Net cash provided by (used in) financing activities.........     9,018       (6,783)
                                                              --------     --------
Effect of exchange rate on cash.............................       159           --
                                                              --------     --------
Net increase (decrease) in cash and cash equivalents........    13,618      (26,103)
Cash and cash equivalents at beginning of period............     7,054       39,040
                                                              --------     --------
Cash and cash equivalents at end of period..................  $ 20,672     $ 12,937
                                                              ========     ========


   The accompanying notes are an integral part of the consolidated financial statements.

                       INTERSTATE HOTELS & RESORTS, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  ORGANIZATION

FORMATION OF INTERSTATE HOTELS & RESORTS

     On July 31, 2002, MeriStar Hotels & Resorts, or MeriStar, and Interstate Hotels Corporation, or Interstate, merged, and MeriStar changed its name to "Interstate Hotels & Resorts, Inc." The transaction was a stock-for-stock merger of Interstate into MeriStar in which Interstate stockholders received 4.6 shares of MeriStar common stock for each share of Interstate stock outstanding. Holders of MeriStar common stock and partnership units in its operating partnership continued to hold their stock and units following the merger. In connection with the merger, the holders of Interstate's convertible debt and preferred stock converted those instruments into shares of MeriStar common stock. Immediately following the merger, we effected a one-for-five reverse stock split.

     In accordance with accounting principles generally accepted in the United States of America, we treated the merger as a purchase for financial reporting purposes. In accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," Interstate was considered the acquiring enterprise for financial reporting purposes. Interstate established a new accounting basis for MeriStar's assets and liabilities based upon their fair values as of July 31, 2002, the effective date of the merger. We accounted for the merger as a reverse acquisition, with Interstate as the accounting acquiror and MeriStar as the surviving company for legal purposes.

     The consolidated interim financial statements for the nine-month period ended September 30, 2002 reflect the historical results of operations of Interstate for the period from January 1, 2002 through July 31, 2002. After the merger on July 31, 2002, the financial statements include the operating results of the combined entity, Interstate Hotels & Resorts, Inc.

BUSINESS SUMMARY

     We are the largest U.S. hotel management company not affiliated with a hotel brand, measured by number of rooms under management. In our hotel management business, we generate revenues from fees we receive for managing a portfolio of upscale, full-service and premium limited-service hospitality properties. We own one hotel property and hold non-controlling joint venture equity interests in 28 of our managed properties. We also generate revenue from providing ancillary services in the hotel, resort, conference center and golf markets. The ancillary services we provide include insurance and risk management services, purchasing and project management services, information technology and telecommunications services and centralized accounting services. Through our BridgeStreet corporate housing division, we also generate revenues from the leasing of corporate long-term stay apartments.

     As of September 30, 2003, we managed 329 hotel properties, with 70,300 rooms in 44 states, the District of Columbia, Canada and Russia. As of September 30, 2003, we had 3,273 apartments under lease or management through our BridgeStreet corporate housing division in the United States, Canada, France and the United Kingdom.

     Our subsidiary operating partnership indirectly holds substantially all of our assets. We are the sole general partner of that operating partnership. We and certain independent third parties are limited partners of the partnership. The interests of those third parties are reflected in minority interests on our balance sheet. The partnership agreement gives the general partners full control over the business and affairs of the partnership.

     We manage all of the properties owned by MeriStar Hospitality Corporation, a real estate investment trust, or REIT. As of September 30, 2003, MeriStar Hospitality owned 101 hotels. Our relationship with MeriStar Hospitality is governed in part by an intercompany agreement. That agreement provides each of us the right to participate in certain transactions entered into by the other company. The intercompany agreement provides MeriStar Hospitality with the right of first refusal with respect to some of our hotel real estate opportunities and it also provides us with a right of first refusal with respect to some of MeriStar Hospitality's hotel management opportunities, excluding hotels that MeriStar Hospitality elects to have managed by a hotel brand. Historically, we have had close operating, management and governance relationships with MeriStar Hospitality. We manage all of MeriStar Hospitality's hotel properties under long-term management contracts and have, in the past, shared several key management personnel and board members with MeriStar Hospitality. Due to the merger between MeriStar and Interstate and our resulting increased scale, we and MeriStar Hospitality have split the management teams of the two companies, although Paul W. Whetsell continues as the Chairman of both companies and is the Chief Executive Officer of MeriStar Hospitality.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

     We have prepared these unaudited interim financial statements according to the rules and regulations of the Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2002. Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

     In our opinion, the accompanying unaudited condensed consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

STOCK-BASED COMPENSATION

     In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," to provide alternative methods of transition for a voluntary change to the expense recognition provisions of the fair value based method of accounting for stock-based employee compensation. Effective January 1, 2003, we have elected to adopt the fair-value method of accounting for stock options under SFAS No. 148, using the prospective method. We have recorded in our statement of operations the expense related to stock options issued after January 1, 2003.

     Through December 31, 2002, we had followed the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, when we initially issued options, we accounted for them under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." We accounted for our repriced options under variable plan accounting in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Including Stock Compensation."

     Pro forma information regarding net income and earnings per share has been determined as if we had accounted for all of our employee stock options using the fair value method. Had compensation cost for all stock options been determined based on the fair value at the grant date for awards under our plans, our operating results and per share amounts would have been adjusted to the pro forma amounts indicated as follows:

                                                         THREE MONTHS ENDED    NINE MONTHS ENDED
                                                            SEPTEMBER 30,        SEPTEMBER 30,
                                                         -------------------   -----------------
                                                          2003       2002       2003      2002
                                                         -------   ---------   ------   --------
Net income (loss) available to common shareholders, as
  reported.............................................  $ (378)   $(19,377)   $3,563   $(35,381)
  Add: Stock-based employee compensation expense
     included in reported net income...................     197          --       228         --
  Deduct: Total stock-based employee compensation
     expense determined under fair value based method
     for all awards....................................    (189)        (18)     (581)       (33)
                                                         ------    --------    ------   --------
Net income (loss) available to common shareholders, pro
  forma................................................  $ (370)   $(19,395)   $3,210   $(35,414)
                                                         ======    ========    ======   ========
Earnings per share:
     Basic, as reported................................  $(0.02)   $  (1.12)   $ 0.17   $  (3.14)
     Basic, pro forma..................................  $(0.02)   $  (1.12)   $ 0.16   $  (3.14)
     Diluted, as reported..............................  $(0.02)   $  (1.12)   $ 0.17   $  (3.14)
     Diluted, pro forma................................  $(0.02)   $  (1.12)   $ 0.15   $  (3.14)

     The effects of applying Statement SFAS No. 123 for disclosing compensation costs may not be representative of the effects on reported net income (loss) available to common shareholders and earnings (loss) per share for future years.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, Technical Corrections." This statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We adopted this amendment during 2002. In accordance with the guidelines, we accounted for our gain on debt refinancing in 2003 in income (loss) before minority interests and income taxes, rather than as an extraordinary item.

     FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our financial position or results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate the entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Interpretation applies in the first fiscal year or interim period after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not expect that the adoption of FIN 46 will impact our financial position or results of operations although we continue to evaluate our joint ventures and management relationships to determine the applicability of this standard.

     In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. If we enter into contracts of this nature after June 30, 2003, we will comply with SFAS No. 149.

     In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments issued or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

3.  EARNINGS PER SHARE

     We calculate our basic earnings per common share by dividing net income
(loss) available to common stockholders by the weighted average number of shares of common stock outstanding. Our diluted earnings per common share assumes the issuance of common stock for all potentially dilutive stock equivalents outstanding.

     On July 31, 2002, in connection with the merger of Interstate and MeriStar, the Interstate shareholders received 4.6 shares of common stock for each share of Interstate stock outstanding. MeriStar stockholders continued to hold their existing stock. On August 1, 2002, we effected a one-for-five reverse stock split of all outstanding shares of common stock. The weighted average number of common shares outstanding used in the table below is presented assuming the conversion of Interstate stock and the reverse stock split occurred on January 1, 2002.

     The details of basic and diluted earnings (loss) per common share for the three and nine month periods ended September 30, 2003 and 2002 were as follows:

                                                        THREE MONTHS ENDED   NINE MONTHS ENDED
                                                          SEPTEMBER 30,        SEPTEMBER 30,
                                                        ------------------   -----------------
                                                         2003       2002      2003      2002
                                                        -------   --------   ------   --------
Net income (loss) available to common stockholders....  $  (378)  $(19,377)  $3,563   $(35,381)
Weighted average number of common shares outstanding
  (in thousands)......................................   20,649     17,270   20,612     11,277
Basic earnings (loss) per share.......................  $ (0.02)  $  (1.12)  $ 0.17   $  (3.14)
                                                        =======   ========   ======   ========
Weighted number of diluted shares outstanding (in
  thousands)..........................................   20,649     17,270   20,891     11,277
Diluted earnings (loss) per share.....................  $ (0.02)  $  (1.12)  $ 0.17   $  (3.14)
                                                        =======   ========   ======   ========

4.  INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2003            2002
                                                              -------------   ------------
Management contracts........................................     $58,676        $ 84,163
Franchise fees..............................................       1,945           1,945
Deferred financing fees.....................................       3,493           2,882
Other.......................................................         400             586
                                                                 -------        --------
                                                                  64,514          89,576
Less accumulated amortization...............................      (6,229)        (23,781)
                                                                 -------        --------
                                                                 $58,285        $ 65,795
                                                                 =======        ========

     We amortize the value of the above-listed intangible assets over their useful lives, which generally equal the terms of the relevant management, franchise, or financing agreements.

     During the third quarter of 2003, MeriStar Hospitality disposed of four hotels, one of which we are continuing to manage for the new owner. In connection with the asset dispositions, we expect to receive approximately $2,323 in termination payments. We wrote off $1,494 of unamortized management contract costs associated with the four disposed hotels. This amount is included in administrative and general expense in our statement of operations.

     In addition, during the third quarter:

     - we wrote off $172 relating to unamortized management contract costs for other properties terminated during the quarter;

     - we wrote off $265 relating to costs associated with management contracts that were not completed; and

     - we recorded $378 of new management contract costs.

     We incurred amortization expense of $1,153 and $3,017 on our intangible assets for the three months ended September 30, 2003 and 2002, respectively. We incurred amortization expense of $6,965 and $7,941 on these assets for the nine months ended September 30, 2003 and 2002, respectively.

     Our estimated amortization expense for the next five years is as follows:


Year ending December 31, 2003...............................   $7,911
Year ending December 31, 2004...............................    4,122
Year ending December 31, 2005...............................    3,787
Year ending December 31, 2006...............................    3,494
Year ending December 31, 2007...............................    2,789

5.  GOODWILL

     The carrying amount of goodwill by reportable segment as of September 30, 2003 is as follows:


Hotel Management............................................   $82,916
Corporate Housing...........................................     9,201
                                                               -------
Total.......................................................   $92,117
                                                               =======

     Acquisition accounting related to the MeriStar-Interstate merger has been completed.

6.  INVESTMENTS AND ADVANCES TO AFFILIATES

     We periodically make equity investments in entities that own hotel properties we manage. We evaluate these investment opportunities based on financial and strategic factors such as the estimated potential value of the underlying hotel properties and the management fee revenues we can obtain from the investment. In May 2003, we formed a joint venture with Northridge Capital, a privately owned real estate investment company, to acquire up to $400,000 of hotel assets. The joint venture will be funded with approximately 50% equity and the balance in secured debt. Northridge Capital will contribute up to $45,000 in equity, we will contribute up to $5,000, and we will seek up to an additional $200,000 of debt financing and $150,000 of equity financing from outside investors. In August 2003, we contributed $1,130 as our initial investment in this joint venture, and the joint venture acquired its first hotel, the Sheraton Smithtown, located in Long Island, New York. This amount is included in Investments and Advances to Affiliates on our consolidated balance sheet as of September 30, 2003.

     Also in August 2003, we contributed $600 as a preferred equity investment to an existing partnership that owns and operates the Sawgrass Marriott Resort and Beach Club in Ponte Vedra Beach, Florida. This amount is included in Investments and Advances to Affiliates on our consolidated balance sheet as of September 30, 2003.

7.  LONG-TERM DEBT

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2003            2002
                                                              -------------   ------------
Senior credit agreement.....................................    $ 87,281        $ 74,000
Promissory note.............................................       3,723           4,170
MeriStar Hospitality term loan..............................          --          56,069
Subordinated term loan......................................      40,000              --
                                                                --------        --------
                                                                 131,004         134,239
  Less current portion......................................      (1,625)         (1,625)
                                                                --------        --------
                                                                $129,379        $132,614
                                                                ========        ========

     Senior credit agreement -- Effective July 31, 2002, in connection with the closing of the MeriStar-Interstate merger, we entered into a $113,000 senior credit agreement with a group of banks. The senior credit agreement consists of a $65,000 term loan and a $48,000 revolving credit facility. The term loan is payable in quarterly installments of $406 beginning January 1, 2003, with the balance due on July 28, 2005. The revolving credit facility is due on July 28, 2005 (with a one-year extension at our option). The interest rate on the senior credit agreement is LIBOR plus 3.00% to 4.50%, depending upon our meeting certain financial tests. The senior credit facility contains certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. The senior credit agreement also includes pledges of collateral, including the following:

     - Ownership interests of all existing subsidiaries and unconsolidated entities as well as any future material subsidiary or unconsolidated entity;

     - Owned hospitality properties; and

     - Other collateral that is not previously prohibited from being pledged by any of our existing contracts/agreements.

     At September 30, 2003, borrowings under the senior credit agreement bore interest at a rate of 5.17% per annum. We incurred $1,107 and $3,377 of interest expense on the senior credit agreement for the three and nine months ended September 30, 2003, respectively. We incurred $798 of interest expense for the three and nine months ended September 30, 2002.

     Promissory note -- In March 2001, we entered into a promissory note in the amount of $4,170 with FelCor Lodging Trust Incorporated ("FelCor") to fund the acquisition of a 50% non-controlling equity interest in two partnerships that own eight mid-scale hotels. Interest on the note is payable monthly at the rate of 12% per annum and the outstanding principal balance is due and payable on December 31, 2010. For the three months ended September 30, 2003 and 2002, we incurred $118 and $125 of interest expense on the promissory note, respectively. For the nine months ended September 30, 2003 and 2002, we incurred $368 and $375 of interest expense on the promissory note, respectively.

     In June and August 2003, we made principal payments of $150 and $297, respectively, on the promissory note. As of September 30, 2003, the remaining balance on the promissory note is $3,723. In connection with the June payment, our ownership interest in the partnership was reduced from 50% to 49.5%.

     MeriStar Hospitality term loan -- In connection with the closing of the merger, effective July 31, 2002, we converted a $75,000 unsecured credit facility between MeriStar and MeriStar Hospitality to a $56,069 term loan due July 31, 2007. The term loan was subordinated to borrowings under our senior credit agreement. The MeriStar Hospitality term loan contained certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. In January 2003, we completed a negotiated discounted repayment of the MeriStar Hospitality term loan for $42,052. We financed part of the repayment with proceeds from a new $40,000 subordinated term loan and funded the remainder of the repayment out of available cash. The refinancing resulted in a gain of $13,629. That gain is included in our statement of operations for the nine months ended September 30, 2003.

     Subordinated term loan -- In January 2003, in connection with the discounted repayment of the MeriStar Hospitality term loan, we entered into a $40,000 subordinated term loan that carries a variable interest rate based on the 30-day LIBOR plus a spread of 8.50%. The subordinated term loan matures on January 31, 2006, but if the revolving portion of our senior credit facility is extended for an additional year, the maturity of the subordinated term loan will also be automatically extended by one year to January 31, 2007. This term loan is subordinated to borrowings under the senior credit agreement and contains certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. At September 30, 2003, borrowings under the subordinated term loan bore interest at a rate of 9.63% per annum. We incurred $984 and $2,871 of interest expense on the subordinated term loan for the three and nine months ended September 30, 2003.

     Fair Value -- Approximately 97% of our outstanding long-term debt is based on LIBOR rates plus an appropriate spread. We have determined that the fair value of our outstanding borrowings on our senior credit facility, promissory note and subordinated term loan approximate their carrying value at September 30, 2003.

8.  SEGMENT INFORMATION

     We are organized into two operating divisions: hotel management and corporate housing. Both of these divisions are reportable operating segments. Each division is managed separately because of its distinctive products and services. We evaluate the performance of each division based on earnings before interest, taxes, depreciation and amortization, and equity in earnings (losses) of affiliates ("Adjusted EBITDA").

     Prior to the merger between MeriStar and Interstate on July 31, 2002, we operated in two reportable segments: (1) operations of luxury and upscale hotels and (2) operations of mid-scale, upper economy and budget hotels. Following the merger, we operated in the segments shown in the table below. The other items in the tables below represent operating segment activity and assets for the non-reportable segments. Adjusted EBITDA from other activities includes merger costs, restructuring expenses, tender offer costs, asset impairment and write-offs, conversion incentive payments for convertible notes, and gain on refinancing. Other assets include deferred tax assets and net deferred financing costs. For periods prior to the merger, we have combined our two previously reportable segments into the hotel management operating segment for presentation in the table shown below.

     A significant portion of our assets consist of intangible assets. Of those intangible assets, our management contracts are amortized over their remaining terms, and, in accordance with accounting principles generally accepted in the United States of America, those assets are subject to straight-line amortization. Because depreciation and amortization are non-cash items, we believe that presentation of Adjusted EBITDA is more useful. Adjusted EBITDA represents consolidated earnings before interest expense, income taxes, depreciation and amortization, and equity in earnings (losses) of affiliates. We believe Adjusted EBITDA provides useful information regarding our financial condition and results of operations because it is useful for evaluating our operating performance and our capacity to incur and service debt, fund capital expenditures and expand our business. We also use Adjusted EBITDA as one measure in determining the value of other acquisitions and dispositions. This financial measure, however, should be considered in addition to, not as a substitute for or as being superior to, operating losses, cash flows, or other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States of America.

     The following table reconciles net income (loss) to Adjusted EBITDA:


                                                      HOTEL      CORPORATE              FINANCIAL
                                                    MANAGEMENT    HOUSING     OTHER     STATEMENTS
                                                    ----------   ---------   --------   ----------
THREE MONTHS ENDED SEPTEMBER 30, 2003
Net income (loss).................................   $   894       $(533)    $   (739)   $   (378)
Adjustments:
  Depreciation and amortization...................     2,217         429           --       2,646
  Interest expense, net...........................     2,123         236           --       2,359
  Equity in losses of affiliates..................       292          --           --         292
  Minority interest expense (benefit).............       (54)         32           45          23
  Income tax expense (benefit)....................       595        (355)        (492)       (252)
                                                     -------       -----     --------    --------
Adjusted EBITDA...................................   $ 6,067       $(191)    $ (1,186)   $  4,690
                                                     =======       =====     ========    ========
THREE MONTHS ENDED SEPTEMBER 30, 2002
Net income (loss).................................   $(1,359)      $ 513     $(18,531)   $(19,377)
Adjustments:
  Depreciation and amortization...................     3,740         284           --       4,024
  Interest expense, net...........................     1,406         156           --       1,562
  Equity in losses of affiliates..................     1,074          --           --       1,074
  Minority interest expense (benefit).............       (19)         (7)         269         243
  Income tax expense (benefit)....................      (138)        (56)       2,012       1,818
                                                     -------       -----     --------    --------
Adjusted EBITDA...................................   $ 4,704       $ 890     $(16,250)   $(10,656)
                                                     =======       =====     ========    ========

                                                      HOTEL      CORPORATE              FINANCIAL
                                                    MANAGEMENT    HOUSING     OTHER     STATEMENTS
                                                    ----------   ---------   --------   ----------
NINE MONTHS ENDED SEPTEMBER 30, 2003
Net Income (loss).................................   $   344      $(2,585)   $  5,804    $  3,563
Adjustments:
  Depreciation and amortization...................     9,748        1,246          --      10,994
  Interest expense, net...........................     6,468          719          --       7,187
  Equity in loss of affiliates....................       858           --          --         858
  Gain on refinancing.............................        --           --     (13,629)    (13,629)
  Minority interest expense (benefit).............        17         (133)        300         184
  Income tax expense (benefit)....................       229       (1,723)      3,869       2,375
                                                     -------      -------    --------    --------
Adjusted EBITDA...................................   $17,664      $(2,476)   $ (3,656)   $ 11,532
                                                     =======      =======    ========    ========



NINE MONTHS ENDED SEPTEMBER 30, 2002
Net income (loss).................................   $(5,721)      $513      $(27,567)   $(32,775)
Adjustments:
  Depreciation and amortization...................     8,849        284            --       9,133
  Interest expense, net...........................     3,318        156            --       3,474
  Equity in losses of affiliates..................     1,670         --            --       1,670
  Conversion incentive payment -- convertible
     notes........................................        --         --         7,307       7,307
  Minority interest expense (benefit).............        54         (7)          248         295
  Income tax expense (benefit)....................       158        (56)          539         641
                                                     -------       ----      --------    --------
Adjusted EBITDA...................................   $ 8,328       $890      $(19,473)   $(10,255)
                                                     =======       ====      ========    ========



     Segment information:



THREE MONTHS ENDED SEPTEMBER 30, 2003
Revenue...........................................   $238,124     $29,244    $     --    $267,368
Adjusted EBITDA...................................   $  6,067     $  (191)   $ (1,186)   $  4,690
THREE MONTHS ENDED SEPTEMBER 30, 2002
Revenue...........................................   $179,867     $19,779    $     --    $199,646
Adjusted EBITDA...................................   $  4,704     $   890    $(16,250)   $(10,656)
NINE MONTHS ENDED SEPTEMBER 30, 2003
Revenue...........................................   $700,778     $83,456    $     --    $784,234
Adjusted EBITDA...................................   $ 17,664     $(2,476)   $ (3,656)   $ 11,532
Total assets......................................   $260,252     $12,506    $ 21,272    $294,030
NINE MONTHS ENDED SEPTEMBER 30, 2002
Revenue...........................................   $334,044     $19,779    $     --    $353,823
Adjusted EBITDA...................................   $  8,328     $   890    $(19,473)   $(10,255)
Total assets......................................   $259,164     $17,371    $ 16,675    $293,210

     Revenues from foreign operations were as follows:

                                                             THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                SEPTEMBER 30,        SEPTEMBER 30,
                                                             -------------------   -----------------
                                                               2003       2002      2003      2002
                                                             --------   --------   -------   -------
Canada.....................................................   $2,407     $1,984    $6,842    $2,407
United Kingdom.............................................    5,792      4,418    17,851     4,418
France.....................................................      388        129     1,080       129
Russia.....................................................      302        151       744       494

9.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                             THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                SEPTEMBER 30,        SEPTEMBER 30,
                                                             -------------------   -----------------
                                                               2003       2002      2003      2002
                                                             --------   --------   -------   -------
Cash paid for:
  Interest.................................................   $2,397     $1,345    $6,741    $4,036
  Income taxes.............................................      196        169       440       508

10.  MERGER AND INTEGRATION COSTS

     Merger and integration costs for the three and nine months ended September 30, 2003, were $874 and $3,344, respectively, compared to $3,430 and $5,653 for the same periods of 2002. These costs represent integration expenses, including professional fees, travel, and other transition costs associated with the merger of Interstate and MeriStar on July 31, 2002. This amount is included in our statement of operations as merger and integration costs.

11.  SUBSEQUENT EVENTS

     Proposed equity offering -- On October 29, 2003, we filed a Form S-3 registration statement with the Securities and Exchange Commission, registering the public offering of 9,500,000 shares of common stock, including 1,000,000 shares being offered by our principal investor group. For more information, please refer to the registration statement, which is available free of charge on the SEC's website, www.sec.gov.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Interstate Hotels & Resorts, Inc.:

     We have audited the accompanying consolidated balance sheets of Interstate Hotels & Resorts, Inc. and subsidiaries (formerly Interstate Hotels Corporation) as of December 31, 2002 and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interstate Hotels & Resorts, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Washington, D.C.
February 11, 2003

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of Interstate Hotels & Resorts, Inc.:

     In our opinion, the consolidated balance sheet as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity and of cash flows for each of the two years in the period ended December 31, 2001, present fairly, in all material respects, the financial position, results of operations and cash flows of Interstate Hotels & Resorts, Inc. and its subsidiaries (the Company) at December 31, 2001 and for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

February 13, 2002, except for the fifth paragraph of Note 4, as to which the date is February 21, 2002

                       INTERSTATE HOTELS & RESORTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2002           2001
                                                              ----------     ----------
                                                               (DOLLARS IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................   $  7,054       $ 39,040
  Restricted cash...........................................      1,366          1,348
  Accounts receivable, net of allowance for doubtful
     accounts of $4,125 in 2002 and $227 in 2001............     11,986          3,514
  Insurance premiums receivable.............................      5,638          4,149
  Due from Merister Hospitality and other related parties...     12,046          1,417
  Deferred income taxes.....................................         --          2,204
  Prepaid expenses and other current assets.................     11,783          1,941
                                                               --------       --------
     Total current assets...................................     49,873         53,613
Marketable securities.......................................      2,413          2,548
Property and equipment, net.................................     24,894         14,390
Officers and employees notes receivable.....................        373          2,028
Investments in and advances to affiliates...................     25,199         12,938
Deferred income taxes.......................................     20,174          5,479
Goodwill....................................................     91,960             --
Intangible and other assets, net............................     65,795         17,673
                                                               --------       --------
     Total assets...........................................   $280,681       $108,669
                                                               ========       ========
               LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................   $ 60,363       $ 17,602
  Income taxes payable......................................      1,000             --
  Current portion of long-term debt.........................      1,625          1,601
                                                               --------       --------
     Total current liabilities..............................     62,988         19,203
Deferred compensation.......................................      2,413          2,548
Long-term debt, including MeriStar Hospitality term loan of
  $56,069 at December 31, 2002..............................    132,614         39,380
                                                               --------       --------
     Total liabilities......................................    198,015         61,131
Minority interests..........................................      6,242            433
Mandatorily redeemable preferred stock......................         --          5,070
Commitments and contingencies
Stockholders' equity:
Preferred stock, $.01 par value; 1,000,000 shares
  authorized; 725,000 shares issued and outstanding and
  classified as mandatorily redeemable preferred stock at
  December 31, 2001.........................................         --             --
Common stock, $.01 par value; 50,000,000 shares authorized;
  20,556,552 and 5,730,440 shares issued and outstanding at
  December 31, 2002 and 2001, respectively..................        205             57
  Treasury stock............................................        (46)            --
  Paid-in capital...........................................    138,268         64,955
  Accumulated other comprehensive loss......................       (249)            --
  Accumulated deficit.......................................    (61,754)       (22,977)
                                                               --------       --------
     Total stockholders' equity.............................     76,424         42,035
                                                               --------       --------
     Total liabilities, minority interests and stockholders'
      equity................................................   $280,681       $108,669
                                                               ========       ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       INTERSTATE HOTELS & RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 2002           2001           2000
                                                              -----------    -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue:
  Lodging revenue...........................................   $  2,908       $  4,426       $203,472
  Management fees...........................................     25,457         21,479         27,217
  Management fees -- related parties........................     14,431          3,046          2,264
  Corporate housing.........................................     46,818             --             --
  Other revenue.............................................     17,313         15,074         13,159
                                                               --------       --------       --------
                                                                106,927         44,025        246,112
  Other revenue from managed properties.....................    494,243        274,801        287,941
                                                               --------       --------       --------
Total revenue...............................................    601,170        318,826        534,053
                                                               --------       --------       --------
Operating expenses by department:
  Lodging expenses..........................................      2,139          2,647        116,019
  Corporate housing.........................................     37,990             --             --
Undistributed operating expenses:
  Administrative and general................................     48,166         31,123         37,598
  Lease expense.............................................         --            482         88,594
  Depreciation and amortization.............................     14,058         10,394         16,091
  Merger costs..............................................      9,363             --             --
  Restructuring expenses....................................     12,614             --             --
  Tender offer costs........................................      1,000             --             --
  Joint Venture start-up costs..............................         --             --          2,096
  Asset impairment and write-offs...........................      3,787          3,026         12,550
                                                               --------       --------       --------
                                                                129,117         47,672        272,948
  Other expenses from managed properties....................    494,243        274,801        287,941
                                                               --------       --------       --------
Total operating expenses....................................    623,360        322,473        560,889
                                                               --------       --------       --------
Net operating loss..........................................    (22,190)        (3,647)       (26,836)
                                                               --------       --------       --------
Interest income.............................................     (1,638)        (2,604)        (2,877)
Interest expense............................................      7,233          4,239          1,076
Equity in loss of affiliates................................      2,409          5,169            522
Conversion incentive payment -- convertible notes...........      7,307             --             --
                                                               --------       --------       --------
Loss before minority interests and income taxes.............    (37,501)       (10,451)       (25,557)
Minority interest expense (benefit).........................       (197)           194        (10,719)
Income tax benefit..........................................     (1,133)        (3,295)        (5,935)
                                                               --------       --------       --------
Net loss....................................................    (36,171)        (7,350)        (8,903)
Mandatorily redeemable preferred stock:
  Dividends.................................................        307            634            127
  Accretion.................................................        356             62             12
  Conversion incentive payment -- preferred stock...........      1,943             --             --
                                                               --------       --------       --------
Net loss available to common stockholders...................   $(38,777)      $ (8,046)      $ (9,042)
                                                               ========       ========       ========
Weighted average number of:
  Basic and diluted shares of common stock outstanding......     13,563          5,704          5,956
                                                               ========       ========       ========
Net loss per basic and diluted common share.................   $  (2.86)      $  (1.41)      $  (1.52)
                                                               ========       ========       ========
Net loss....................................................   $(36,171)      $ (7,350)      $ (8,903)
Other comprehensive income, net of tax:
  Foreign currency translation gain.........................        170             --             --
  Unrealized loss on investments............................       (419)            --             --
                                                               --------       --------       --------
Comprehensive loss..........................................   $(36,420)      $ (7,350)      $ (8,903)
                                                               ========       ========       ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       INTERSTATE HOTELS & RESORTS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                             ACCUMULATED                              MANDATORILY
                                                                                OTHER                                 REDEEMABLE
                                  COMMON   TREASURY   PAID-IN    RETAINED   COMPREHENSIVE     UNEARNED                 PREFERRED
                                  STOCK     STOCK     CAPITAL    DEFICIT        LOSS        COMPENSATION    TOTAL        STOCK
                                  ------   --------   --------   --------   -------------   ------------   --------   -----------
                                                                          (IN THOUSANDS)
Balance at January 1, 2000......  $  64        --     $ 66,705   $ (5,889)         --          $(874)      $ 60,006          --
  Issuance of common stock......      2        --          615         --          --             --            617          --
  Common stock repurchased and
    retired.....................     (2)       --         (595)        --          --             --           (597)         --
  Issuance of mandatorily
    redeemable preferred
    stock.......................     --        --           --         --          --             --             --       7,250
  Unearned compensation related
    to the issuance of
    mandatorily redeemable
    preferred stock.............     --        --           --         --          --             --             --      (2,250)
  Mandatorily redeemable
    preferred stock issuance
    costs.......................     --        --           --         --          --             --             --        (429)
  Mandatorily redeemable
    preferred stock accretion...     --        --           --         --          --             --             --          12
  Receivable from related
    party.......................     --        --           --         --          --             --             --        (450)
  Amortization of unearned
    compensation................     --        --           --         --          --            874            874         125
  Net loss available to common
    stockholders................     --        --           --     (9,042)         --             --         (9,042)         --
                                  -----      ----     --------   --------       -----          -----       --------     -------
Balance at December 31, 2000....     64        --       66,725    (14,931)         --             --         51,858       4,258
                                  -----      ----     --------   --------       -----          -----       --------     -------
  Issuance of common stock......      1        --          214         --          --             --            215          --
  Options exercised.............     --        --            8         --          --             --              8          --
  Common stock repurchased and
    retired.....................     (8)       --       (1,992)        --          --             --         (2,000)         --
  Mandatorily redeemable
    preferred stock accretion...     --        --           --         --          --             --             --          62
  Amortization of unearned
    compensation................     --        --           --         --          --             --             --         750
  Net loss available to common
    stockholders................     --        --           --     (8,046)         --             --         (8,046)         --
                                  -----      ----     --------   --------       -----          -----       --------     -------
Balance at December 31, 2001....     57        --       64,955    (22,977)         --             --         42,035       5,070
                                  -----      ----     --------   --------       -----          -----       --------     -------
  Conversion of convertible
    securities..................     65        --       31,735         --          --             --         31,800          --
  Options exercised.............      2        --          525         --          --             --            527          --
  Effect of options accounted
    for using variable plan
    accounting..................     --        --          823         --          --             --            823          --
  Shares issued in connection
    with the merger and
    conversion of Interstate
    shares......................    871        --       37,653         --          --             --         38,524          --
  Reverse stock-split...........   (792)       --          792         --          --             --             --          --
  Vesting of MeriStar stock
    options.....................     --        --          953         --          --             --            953          --
  Issuance of restricted
    stock.......................      2        --          832         --          --             --            834          --
  Treasury shares repurchased...     --       (46)          --         --          --             --            (46)         --
  Redemption of preferred
    stock.......................     --        --           --         --          --             --             --      (5,070)
  Net loss available to common
    stockholders................     --        --           --    (38,777)         --             --        (38,777)         --
  Other comprehensive loss......     --        --           --         --        (249)            --           (249)         --
                                  -----------------------------------------------------------------------------------------------
Balance at December 31, 2002....  $ 205      $(46)    $138,268   $(61,754)      $(249)         $  --       $ 76,424     $    --
                                  =====      ====     ========   ========       =====          =====       ========     =======

   The accompanying notes are an integral part of the consolidated financial statements.

                       INTERSTATE HOTELS & RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................  $(36,171)  $ (7,350)  $ (8,903)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................    14,058     10,394     16,091
  Equity in loss of affiliates..............................     2,409      5,169        522
  Loss on asset impairments and write-offs..................     3,787      3,026     12,550
  Forgiveness of notes receivable...........................     1,866         --         --
  Write-off of deferred financing fees......................     2,465         --         --
  Write-off of fixed assets.................................     1,860
  Minority interest.........................................      (197)       194    (10,719)
  Deferred income taxes.....................................    (2,791)    (2,706)    (6,259)
  Amortization of restricted common stock and mandatorily
    redeemable preferred stock..............................     1,372        750        999
  Other.....................................................     2,539        948      1,115
  Changes in assets and liabilities:
    Accounts receivable, net................................     4,588      7,836       (164)
    Prepaid expenses and other assets.......................        68       (810)       109
    Accounts payable........................................   (10,739)    (6,819)     2,333
    Accrued liabilities.....................................    (2,627)   (12,043)     2,406
                                                              --------   --------   --------
Net cash provided by (used in) operating activities.........   (17,513)    (1,411)    10,080
                                                              --------   --------   --------
Cash flows from investing activities:
  Net investment in direct financing leases.................        --        466        649
  Change in restricted cash.................................       (18)       825       (472)
  Purchase of property and equipment........................    (1,193)      (479)      (419)
  Purchases of marketable securities........................    (2,080)    (3,084)    (2,435)
  Purchases of intangible assets............................      (620)      (471)      (881)
  Merger-related acquisition costs..........................    (3,486)        --         --
  Proceeds from sale of marketable securities...............     1,911      3,202      2,449
  Cash acquired in merger transaction.......................     1,766         --         --
  Net cash invested for equity investments in hotel real
    estate..................................................    (1,360)   (10,636)    (9,301)
  Change in officers and employees notes receivable, net....      (301)       773       (755)
  Change in advances to affiliates, net.....................       248      8,517        (63)
  Deposits and other........................................       110       (179)      (150)
                                                              --------   --------   --------
Net cash used in investing activities.......................    (5,023)    (1,066)   (11,378)
                                                              --------   --------   --------
Cash flows from financing activities:
  Proceeds from long-term debt..............................    25,000      4,170     32,560
  Repayment of long-term debt...............................   (32,811)    (8,352)       (79)
  Proceeds from issuance of common stock....................       527        223        617
  Proceeds from the issuance of mandatorily redeemable
    preferred stock.........................................        --         --      5,000
  Mandatorily redeemable preferred stock issuance costs
    paid....................................................        --         --       (429)
  Dividends paid on mandatorily redeemable preferred
    stock...................................................      (307)      (634)        --
  Conversion incentive payment..............................    (1,943)        --         --
  Net contributions from (distributions to) minority
    interest................................................        --        915     (4,592)
  Accounts payable-related parties..........................        --     (2,641)        --
  Financing fees paid.......................................       (42)    (1,491)    (2,295)
  Common stock repurchased and retired......................       (46)    (2,000)      (597)
                                                              --------   --------   --------
Net cash provided by (used in) financing activities.........    (9,622)    (9,810)    30,185
                                                              --------   --------   --------
Effect of exchange rate on cash.............................       172         --         --
Net increase (decrease) in cash and cash equivalents........   (31,986)   (12,287)    28,887
Cash and cash equivalents at beginning of year..............    39,040     51,327     22,440
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $  7,054   $ 39,040   $ 51,327
                                                              ========   ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       INTERSTATE HOTELS & RESORTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001 AND 2000
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  ORGANIZATION

  FORMATION OF INTERSTATE HOTELS & RESORTS

     MeriStar Hotels & Resorts, Inc., or MeriStar, and Interstate Hotels Corporation, or Interstate, entered into an Agreement and Plan of Merger, dated May 1, 2002 and as amended on June 3, 2002. In the merger transaction, Interstate merged with and into MeriStar, and MeriStar was renamed Interstate Hotels & Resorts, Inc. On July 31, 2002, after receiving the required stockholder approvals, MeriStar and Interstate completed the merger. The transaction was a stock-for-stock merger of Interstate into MeriStar in which Interstate stockholders received 4.6 shares of common stock for each share of Interstate stock outstanding. Holders of MeriStar common stock and operating partnership units continued to hold their stock and units following the merger. In connection with the merger, the holders of Interstate's convertible debt and preferred equity shares converted those instruments into shares of common stock of the surviving company.

     In accordance with generally accepted accounting principles, we treated the merger as a purchase for financial reporting purposes. In accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," Interstate was considered the acquiring enterprise for financial reporting purposes. Interstate established a new accounting basis for MeriStar's assets and liabilities based upon their fair values as of July 31, 2002, the effective date of the merger. We accounted for the merger for as a reverse acquisition with Interstate as the accounting acquirer and MeriStar as the surviving company for legal purposes.

     The consolidated interim financial statements for the years ended December 31, 2002 and 2001 include the historical results of operations of Interstate, the accounting acquiror. After the MeriStar-Interstate merger on July 31, 2002, the financial statements include the operating results of the combined entity, Interstate Hotels & Resorts, Inc.

  BUSINESS SUMMARY

     The MeriStar-Interstate merger combined the two largest independent hotel management companies in the United States, measured by number of rooms under management. We manage a portfolio of hospitality properties and provide related services in the hotel, corporate housing, resort, conference center, and golf markets. We also own and operate one hotel. Our portfolio is diversified by franchise and brand affiliations. The related services we provide include insurance and risk management services, purchasing and project management services, information technology and telecommunications services, and centralized accounting services.

     As of December 31, 2002, we managed 393 properties with 83,053 rooms in 45 states, the District of Columbia, Canada, and Russia. We wholly own one of these properties. We have non-controlling equity interests in 25 of these hotels. In addition, at December 31, 2002, we had 3,054 apartments under lease in the United States, Canada, the United Kingdom and France.

     Our subsidiary operating partnerships indirectly hold substantially all of our assets. We are the sole general partner of the partnerships. We, one of our directors and certain independent third parties are limited partners of the partnerships. The partnership agreements give the general partners full control over the business and affairs of the partnerships.

     We manage all 108 properties owned by MeriStar Hospitality Corporation, a real estate investment trust. We also have an intercompany agreement with MeriStar Hospitality. That agreement provides each

                       INTERSTATE HOTELS & RESORTS, INC.

of us the right to participate in certain transactions entered into by the other company. The intercompany agreement provides MeriStar Hospitality with the right of first refusal with respect to some of our hotel real estate opportunities and it also provides us with a right of first refusal with respect to some of MeriStar Hospitality's hotel management opportunities (excluding hotels that MeriStar Hospitality elects to have managed by a hotel brand). We also provide each other with certain services including administrative, renovation supervision, corporate, accounting, finance, risk management, legal, tax, information technology, human resources, acquisition identification and diligence and operational services.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- Our consolidated financial statements include our accounts and the accounts of all of our majority owned subsidiaries. As part of our consolidation process, we eliminate all significant intercompany balances and transactions. We use the equity method to account for investments in unconsolidated joint ventures and affiliated companies in which we hold a voting interest of 50% or less and we exercise significant influence. We use the cost method to account for investments in entities in which we do not have the ability to exercise significant influence.

     CASH AND CASH EQUIVALENTS -- We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS -- We provide an allowance for doubtful accounts receivable when we determine it is more likely than not a specific account will not be collected. Although it is reasonably possible that our estimate for doubtful accounts could change in the near future, we are not aware of any events that would result in a change to our estimate that would be material to our financial position or results of operations. At December 31, 2002 and 2001 we had an allowance for doubtful accounts of $4,125 and $227 respectively.

     MARKETABLE SECURITIES -- We provide deferred compensation for certain executives and hotel general managers by depositing amounts into trusts for the benefit of the participating employees. Deposits into the trusts are expensed. Amounts in the trusts earn investment income, which serves to increase the corresponding deferred compensation obligation. Investments, which are recorded at market value, are directed by us or the participants, and consist principally of mutual funds. Unrealized gains and losses were not significant at December 31, 2002 and 2001.

     PROPERTY AND EQUIPMENT -- We record our fixed assets at cost. We depreciate these assets using the straight-line method over lives ranging from three to seven years.

     EMPLOYEES NOTES RECEIVABLE -- We grant loans from time to time to employees. These loans are payable upon demand and generally do not bear interest until such demand is made. We may forgive certain in accordance with employment agreements, and such amounts are expensed ratably over the terms of such employment agreements.

     INTANGIBLE ASSETS -- Our intangible assets consist of goodwill, hotel management contracts, franchise fees, and deferred financing fees or costs incurred to obtain management contracts. Goodwill is the excess of the cost to acquire a business over the fair value of the net identifiable assets of that business. We amortize intangible assets with the exception of goodwill on a straight-line basis over the estimated useful lives of the underlying assets. These lives range from five to twenty-five years.

     IMPAIRMENT OF LONG-LIVED ASSETS -- Whenever events or changes in circumstances indicate that the carrying values of long-lived assets (including all intangibles) may be impaired, we perform an analysis to determine the recoverability of the asset's carrying value. We make estimates of the undiscounted cash flows from the expected future operations of the asset. If the analysis indicates that the carrying value is

                       INTERSTATE HOTELS & RESORTS, INC.

not recoverable from future cash flows, the asset is written down to estimated fair value and an impairment loss is recognized. Any impairment losses are recorded as operating expenses.

     We review long-lived assets for impairment when one or more of the following events occurs:

     - Current or immediate short-term (future twelve months) projected cash flows are significantly less than the most recent historical cash flows.
     - A significant loss of management contracts without the realistic expectation of a replacement.
     - The unplanned departure of an executive officer or other key personnel that could adversely affect our ability to maintain our competitive position and manage future growth.
     - A significant adverse change in legal factors or an adverse action or assessment by a regulator, which could affect the value of our long-lived assets.
     - Events that could cause significant adverse changes and uncertainty in business and leisure travel patterns.

     We make estimates of the undiscounted cash flows from the expected future operations of the asset. In projecting the expected future operations of the asset, we base our estimates on projected amounts of future earnings before interest expense, income taxes, depreciation and amortization, or EBITDA. We use growth assumptions to project these estimated future EBITDA amounts over the expected life of the underlying asset. Our impairment analysis considers various factors, such as the current operating performance of the underlying assets, our future forecast for operations, funding requirements or obligations we may have to an affiliate, and the estimated fair value of our investment based on liquidation preferences and priorities within an affiliate ownership structure.

     INCOME TAXES -- We account for income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. We have an allowance against some, but not all, of our recorded deferred tax assets. We have considered estimated future taxable income and prudent and feasible ongoing tax planning strategies in assessing the need for a valuation allowance. Our estimates of taxable income require us to make assumptions about various factors that affect our operating results, such as economic conditions, consumer demand, competition and other factors. Our actual results may differ from these estimates. Based on actual results or a revision in future estimates, we might determine that we would not be able to realize additional portions of our net deferred tax assets in the future; if that occurred, we would record a charge to the income tax provision in that period.

     FOREIGN CURRENCY TRANSLATION -- We maintain the results of operations for our foreign locations in the local currency and translate these results using the average exchange rates during the period. We translate the assets and liabilities to U.S. dollars using the exchange rate in effect at the balance sheet date. We reflect the resulting translation adjustments in stockholders' equity as a cumulative foreign currency translation adjustment, a component of accumulated other comprehensive income (loss).

     STOCK-BASED COMPENSATION -- We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("FASB") No. 123, "Accounting for Stock-Based Compensation." Accordingly, when we initially issue options, we account for them under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." We account for our repriced options under variable plan accounting in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Including Stock Compensation." We have elected to continue to follow the provisions of APB No. 25, "Accounting for Stock Issued to Employees" in accounting for the equity incentive plans.

                       INTERSTATE HOTELS & RESORTS, INC.

     Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if we had accounted for our employee stock options using the fair value method. The weighted average fair value of the options granted was $2.30, $0.40 and $1.88 during 2002, 2001, and 2000, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                         2002        2001        2000
                                                      ----------   ---------   ---------
Risk-free interest rate.............................        3.83%        6.0%        5.4%
Dividend rate.......................................          --          --          --
Volatility factor...................................        0.74        0.60        0.60
Weighted average expected life......................  3.16 years   7.7 years   8.5 years

     Had compensation cost for stock options been determined based on the fair value at the grant date for awards under out plans, our net loss and per share amounts would have been reduced to the pro forma amounts indicated as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                           2002      2001      2000
                                                         --------   -------   -------
Net loss, as reported..................................  $(38,777)  $(7,350)  $(8,903)
  Add: Stock-based employee compensation expense
     included in reported net income...................     1,038        --        --
  Deduct: Total stock-based employee compensation
     expense determined under fair value based method
     for all awards....................................    (1,913)       --        --
                                                         --------   -------   -------
Net loss, pro forma....................................  $(39,652)  $(7,350)  $(8,903)
                                                         ========   =======   =======
Earnings per share:
  Basic, as reported...................................  $  (2.86)  $ (1.41)  $ (1.52)
  Basic, pro forma.....................................  $  (2.92)  $ (1.41)  $ (1.52)
                                                         --------   -------   -------
  Diluted, as reported.................................  $  (2.86)  $ (1.41)  $ (1.52)
  Diluted, pro forma...................................  $  (2.92)  $ (1.41)  $ (1.52)
                                                         --------   -------   -------

     Based on the fair value of the options at the grant dates according to SFAS No. 123, our net loss would not have changed for compensation cost related to the stock options for the years ended December 31, 2001 or 2000.

     The effects of applying Statement of Financial Accounting Standards No. 123 for disclosing compensation costs may not be representative of the effects on reported net loss and loss per share for future years.

     REVENUE RECOGNITION -- We earn revenue from our owned hotel, management contracts and related sources, and corporate housing operations. In 2001 and 2000, we also earned revenue from certain leased hotels. We recognize revenue from our owned and leased hotels from rooms, food and beverage, and other operating departments as earned at the close of each business day. Our management and other fees consist of base and incentive management fees received from third-party owners of hotel properties, and fees for other related services we provide. We recognize base fees and fees for other services as revenue when earned in accordance with the individual management contracts. In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", we accrue incentive fees in the period when we are certain they are earned. For contracts with annual incentive fee measurements, we typically will record any incentive fees in the last month of the annual contract period.

                       INTERSTATE HOTELS & RESORTS, INC.

     Through the second quarter of 2002, we had recorded incentive management fees in accordance with Method No. 2 of Emerging Issues Task Force or EITF Topic No. D-96, "Accounting for Management Fees Based on a Formula" in which incentive management fees are accrued as earned based on the profitability of the hotel, subject to the specific terms of each individual management agreement. The application of Method No. 2 resulted in the accrual of incentive management fees during interim reporting periods throughout the annual measurement period. The accrual would be reduced or eliminated in subsequent interim reporting periods if the profitability of the hotel missed performance thresholds later in the annual measurement period. This is an acceptable method of accounting for incentive management fees because the termination provisions specified in the management contracts provide for payment of prorated incentive management fees if the contract were to be terminated at any point within the year.

     In the third quarter of 2002, with an effective date of January 1, 2002, we began recording the incentive management fees in the period that it is certain the incentive management fees are earned, which for annual incentive fee measurements is typically in the last month of the annual contract period. This newly adopted accounting principle is preferable in the circumstances because the new method eliminates the potential that incentive management fee revenue will be recognized in one interim reporting period and reduced or eliminated in a future interim reporting period. This methodology is designated as Method No. 1 in EITF Topic No. D-96. Method No. 1 is the Securities and Exchange Commission Staff's preferred method of accounting for incentive management fees.

     This change in accounting method has no effect on the total annual management fees earned or amount of cash we are paid, but does affect the timing of recognizing the revenue from these fees during interim reporting periods.

     COMPREHENSIVE LOSS -- Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires companies to display comprehensive income (loss) and its components in a financial statement to be included in a company's financial statements or in the notes to financial statements. Comprehensive income (loss) represents a measure of all changes in equity of a company that result from recognized transactions and other economic events for the period other than transactions with owners in their capacity as owners. Our comprehensive loss includes net income (loss) and other comprehensive income
(loss) from foreign currency items, derivative instruments, translation adjustments, and unrealized gains (losses) from our investments.

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES -- SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 137 and No. 138 amended certain provisions of FAS No. 133. We adopted these accounting pronouncements effective January 1, 2001.

     Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. We assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows, and by evaluating hedging opportunities. We do not enter into derivative instruments for any purpose other than cash flow hedging purposes.

     Our interest rate swap agreements have been designated as hedges against changes in future cash flows associated with the interest payments of our variable rate debt obligations. Accordingly, the interest rate swap agreements are reflected at fair value in our consolidated balance sheet as of December 31, 2002 and the related unrealized gains or losses on these contracts are recorded in stockholders' equity as a component of accumulated other comprehensive income
(loss). As of December 31, 2002, the fair value of our derivative instruments represents a liability of $431.

                       INTERSTATE HOTELS & RESORTS, INC.

     INSURANCE RECEIVABLES AND RESERVES -- We earn insurance revenues through reinsurance premiums, direct premiums written and reinsurance premiums ceded. Reinsurance premiums are recognized when policies are written and any unearned portions of the premium are recognized to account for the unexpired term of the policy. Direct premiums written are recognized in accordance with the underlying policy and reinsurance premiums ceded are recognized on a pro-rata basis over the life of the related policies. Losses, at present value, are provided for reported claims, claims incurred but not reported and claims settlement expenses. Claims incurred but not reported are estimated based on historical experience and other various factors that are believed to be reasonable under the circumstances. Actual liabilities may differ from estimated amounts and any changes in estimated losses and settlements are reflected in current earnings. All accounts are classified with assets and liabilities of a similar nature in the consolidated balance sheets. Amounts restricted due to statutory requirements consist of cash and cash equivalents of $1,134 and $1,089 at December 31, 2002 and 2001, respectively. These amounts are included in restricted cash in the accompanying consolidated balance sheets.

     EARNINGS PER SHARE -- We present basic and diluted earnings per share, or EPS, on the face of the income statement. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that then shared in the earnings of the entity. Dilutive securities are excluded from the computation in periods in which they have an anti-dilutive effect.

     USE OF ESTIMATES -- To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, we must make estimates and assumptions. These estimates and assumptions affect the reported amounts on our balance sheet and income statement, and the disclosure of contingent assets and liabilities at the date of the financial statements. Our actual results could differ from those estimates.

     RECLASSIFICATIONS -- We have reclassified certain 2001 and 2000 amounts to be consistent with the 2002 presentation.

  NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. The implementation of the provisions of SFAS No. 143 is required effective January 1, 2003. We do not expect the implementation of this statement to have a significant impact on our financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment and disposal of long-lived assets. The adoption of this statement, on January 1, 2002, did not have an impact on our financial position or results of operations.

     Effective January 1, 2002, we adopted the provisions of Emerging Issues Task Force ("EITF") Issue No. 01-14 "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." This issue establishes standards for accounting for reimbursements received for out-of-pocket expenses incurred and the characterization as revenue and expense in the statement of operations. In accordance with this issue, we have included in operating revenues and expenses the reimbursement of costs we incur on behalf of the third-party owners of our managed hotels. These costs relate primarily to payroll and benefit costs at managed hotels where we are the employer. We receive reimbursements for these costs based upon our costs with no added margin. Therefore, the adoption of this issue did not impact our operating income, earnings per share, cash flows or financial position. We adopted this issue by

                       INTERSTATE HOTELS & RESORTS, INC.

retroactively applying it to all periods presented in our accompanying financial statements. The effect of adopting this issue was an increase in our operating revenues and expenses of $494,243, $274,801 and $287,941 for the years ended December 31, 2002, 2001 and 2000, respectively.

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, Technical Corrections". We adopted this statement during 2002. We do not expect the implementation of this statement to have a significant impact on our financial position or results of operations.

     In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. If we enter into these transactions after that date, we will account for those transactions in accordance with the new statement.

     FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34", ("FIN 45") was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", ("FIN 46"). FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate the entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not anticipate that the adoption of FIN 46 will have a material impact on our financial position or results of operations.

                       INTERSTATE HOTELS & RESORTS, INC.

3.  INVESTMENTS IN AND ADVANCES TO AFFILIATES

     Our investments in and advances to joint ventures and affiliated companies consist of the following:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
MIP Lessee, L.P. ...........................................    $ 7,158        $    --
CapStar San Diego HGI Associates............................      4,432             --
FCH/IHC Hotels L.P. and FCH/IHC Leasing, L.P. ..............      4,000          7,983
CapStar Hallmark Company, L.L.C. ...........................      2,733             --
CNL IHC Partners, L.P. .....................................      2,141          2,201
Other.......................................................      4,735          2,754
                                                                -------        -------
                                                                $25,199        $12,938
                                                                =======        =======

     The combined summarized financial information of our significant unconsolidated joint ventures, MIP Lessee L.P., and FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P. is as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
BALANCE SHEET DATA:
Current assets..............................................  $ 99,626   $ 97,238
Non-current assets..........................................   332,732    341,578
Current liabilities.........................................    26,670     33,797
Non-current liabilities.....................................   248,036    239,894
Equity......................................................   157,652    165,125
OPERATING DATA:
Revenue.....................................................  $125,525   $131,449
Net income (loss)...........................................    (8,703)     5,648

     In 2001, we acquired a non-controlling 15% limited partnership interest in a limited partnership, CNL IHC Partners, L.P. CNL Hospitality Corp. owns the remaining 85% of the partnership. The partnership owns two mid-scale hotels. Our total acquisition cost of the partnership interest, including closing costs, was $2,201.

     In 2001, we formed two limited partnerships (FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P.) with FelCor Lodging Trust. These partnerships purchased eight mid-scale hotels in 2001, and we manage those eight hotels. The partnership entities are owned 50% by FelCor and 50% by us. The operating results of the hotels in the FelCor partnerships were lower than what we had originally forecasted when we formed the partnership with FelCor. As a result, we have evaluated the carrying value of these assets. Our review as of December 31, 2002 indicated that the future projected cash flows from the partnerships' hotels is not sufficient to allow us to recover our investment in these partnerships, and we believe the decline to be other than temporary.

     Accordingly, in the fourth quarter of 2002, we recorded an impairment charge of $2,704 to reduce the investment to its estimated fair value. The amount is included in asset impairments and write-offs in the accompanying income statement.

     Our review of our other investments in and advances to affiliates as of December 31, 2002 did not indicate that any other items were impaired. The future carrying value of our investments is, however, dependent upon operating results of our operating segments and/or the underlying real estate investments.

                       INTERSTATE HOTELS & RESORTS, INC.

Future adverse changes in the hospitality and lodging industry, market conditions or poor operating results of the underlying investments could result in future losses or the inability to recover the carrying value of these long-lived assets.

     We do not guarantee the debt or other obligations of any of these investees.

4.  INTANGIBLE AND OTHER ASSETS

     Intangible assets as of December 31, 2002 and 2001 consist of the following:

                                                                2002       2001
                                                              --------   --------
  Goodwill..................................................  $ 91,960   $     --
  Management contracts......................................    84,163     25,938
  Franchise fees............................................     1,945         62
  Deferred financing fees...................................     2,882      3,787
  Other.....................................................       586        514
                                                              --------   --------
                                                               181,536     30,301
Less accumulated amortization...............................   (23,781)   (12,628)
                                                              --------   --------
                                                              $157,755   $ 17,673
                                                              ========   ========

     We incurred aggregate amortization expense of $11,004, $9,880 and $14,924 on these assets for the years ended December 31, 2002, 2001 and 2000, respectively.

     During 2002, we recorded the following significant transactions that affected intangible and other assets.

     - As part of the purchase accounting for the MeriStar-Interstate merger, we recorded additions to intangible assets of $91,960 of goodwill and $58,199 of management contracts

     - As a result of the MeriStar and Interstate merger and the termination of Interstate's previous revolving credit facility, we wrote-off $2,465 of deferred financing fees. This amount is included as part of merger costs on our consolidated statement of operations.

     - In connection with the closing of the merger and the execution of the new senior credit agreement, we incurred $1,513 of deferred financing fees.

     - We wrote off $1,087 of intangible management contract assets following the termination of our management contracts on certain hotel properties. This amount is included as part of asset impairments and write offs on our consolidated statement of operations.

     During 2001, we recorded an impairment charge of $3,026. This charge represented a non-cash loss related to our 20% non-controlling equity interest in a partnership that owns the Renaissance Worldgate Hotel in Kissimmee, Florida. The charge was the result of a permanent impairment of the future profitability of this hotel, based on the hotel's past and projected future operating results.

     On February 21, 2002, we participated in the restructuring of the ownership and financing for the Renaissance Worldgate Hotel in order to address the hotel's financial difficulties. As part of this restructuring, the majority owners of the hotel redeemed our 20% non-controlling equity interest in exchange for mutual releases with respect to the obligations of the hotel, and we received a payment of $900 towards the accounts receivable owed to us by the hotel.

                       INTERSTATE HOTELS & RESORTS, INC.

     Our estimated amortization expense for the next five years is expected to be as follows:

Year ending December 31, 2003...............................  $7,068
Year ending December 31, 2004...............................   3,305
Year ending December 31, 2005...............................   3,106
Year ending December 31, 2006...............................   2,874
Year ending December 31, 2007...............................   2,722

     The carrying amount of goodwill by reportable segment as of December 31, 2002 is as follows:

Hotel Management............................................  $82,885
Corporate Housing...........................................    9,075
                                                              -------
  Total.....................................................  $91,960
                                                              =======

5.  LONG-TERM DEBT

     Our long-term debt consists of the following:

                                                                2002      2001
                                                              --------   -------
Senior credit agreement.....................................  $ 74,000   $    --
Promissory note.............................................     4,170     4,170
MHOP term loan..............................................    56,069        --
8.75% subordinate convertible notes.........................        --    25,000
Wyndham redemption notes....................................        --     4,432
Limited recourse mortgage note..............................        --     7,379
                                                              --------   -------
                                                               134,239    40,981
  Less current portion......................................    (1,625)   (1,601)
                                                              --------   -------
                                                              $132,614   $39,380
                                                              ========   =======

     SENIOR CREDIT AGREEMENT -- Effective July 31, 2002 in connection with the closing of the MeriStar-Interstate merger, we entered into a $113,000 senior credit agreement with a group of banks. The senior credit agreement consists of a $65,000 term loan and a $48,000 revolving credit facility. The term loan is payable in quarterly installments of $406 beginning January 1, 2003, with the balance due on July 31, 2005. The revolving credit facility is due on July 31, 2005 (with a one-year renewal at our option). The interest rate on the senior credit agreement is LIBOR plus 3.00% to 4.50%, depending upon our meeting certain financial tests. The senior credit facility contains certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. At December 31, 2002, borrowings under the senior credit agreement bore interest at a rate of 5.4% per annum. We incurred $1,966 of interest expense on the senior credit agreement in 2002.

     PROMISSORY NOTE -- In March 2001, we entered into a promissory note in the amount of $4,170 with FelCor Lodging Trust Incorporated to fund the acquisition of a 50% non-controlling equity interest in two partnerships that own eight mid-scale hotels. Interest on the note is payable monthly at the rate of 12% per annum and the outstanding principal balance is due and payable on December 31, 2010. For the years ended December 31, 2002 and 2001, we incurred $500 and $382, respectively, of interest expense on the promissory note.

     MHOP TERM LOAN -- In connection with the closing of the merger, effective July 31, 2002, we converted a $75,000 unsecured credit facility between MeriStar and MHOP to a $56,069 term loan due

                       INTERSTATE HOTELS & RESORTS, INC.

July 31, 2007. Immediately preceding the conversion, we repaid $3,000 on the credit facility. The term loan is subordinate to borrowings under our senior credit agreement. The MHOP term loan contains certain covenants, including maintenance of financial ratios at the end of each quarter, compliance reporting requirements and other customary restrictions. The term loan does not permit any additional future borrowings, and does not require MHOP to provide any additional funding for borrowings by us. At December 31, 2002, the term loan bore interest at 7.9%. We incurred $1,957 of interest expense on the MHOP loan for the year ended December 31, 2002.

     In January 2003, we completed a discounted repayment of the MHOP term loan for $42,100. We financed the repayment with proceeds from a $40,000 subordinate term loan that matures in January 2007 and carries a coupon rate of LIBOR plus 850 basis points. We funded the remainder of the repayment out of available cash.

     8.75% SUBORDINATE CONVERTIBLE NOTES -- On October 20, 2000, we issued 8.75% subordinated convertible notes for $25,000. These securities were issued to an investor group affiliated with Lehman Brothers Holdings Inc.

     Initially, the convertible notes matured on October 20, 2007, and they were convertible into our Class A common stock at a rate of $4.00 per share. In connection with the merger, our principal investor group agreed to convert their Series B Preferred Stock and convertible notes into Class A common stock. On June 26, 2002, the investor group converted 75% of the principal amount of $25 million into 4,689,165 shares of Class A common stock. As an inducement for this conversion, we paid the principal investor group $9,250. Of this amount, $7,307 was allocated to the conversion of the convertible notes. We recorded this payment as a conversion incentive payment-convertible notes on our statement of operations.

     WYNDHAM REDEMPTION NOTES -- The Wyndham Redemption Notes balance of $4,432 at December 31, 2001 bore interest at a fixed rate of 9.75%. Initially, principal payments of $750 and $3,682 were due on July 1, 2002 and July 1, 2004, respectively. In conjunction with negotiating the MeriStar-Interstate merger agreement, we repaid $750 to Wyndham on May 2, 2002 and agreed to repay the $3,682 remaining outstanding principal amount prior to closing the merger. We repaid this amount on July 30, 2002. For the years ended December 31, 2002 and 2001, we incurred $235 and $503 of interest expense on the Wyndham notes, respectively.

     Wyndham also holds a 1.6627% non-controlling economic interest in one of our operating subsidiaries. In conjunction with negotiating the merger, we also accelerated the timing of Wyndham's right to require us to redeem this interest. Effective July 30, 2002, Wyndham has the right to require us to redeem this interest. The estimated value of this interest at December 31, 2002 is $433.

     LIMITED RECOURSE MORTGAGE NOTE -- In February 2000, we entered into a limited-recourse mortgage note with a bank. The proceeds from the note, which originally was to mature February 2003, were $7,560. Monthly payments were due based on a 25-year amortization schedule for principal, with interest based on variable rate options using the prime rate or the LIBOR rate. The note was collateralized by the Pittsburgh Airport Residence Inn by Marriott, a hotel we acquired on November 1, 1999. In connection with the merger, we repaid the $6,575 remaining principal balance of the note on July 31, 2002. For the years ended December 31, 2002 and 2001, we incurred $184 and $505, respectively, of interest expense on the mortgage note.

     FAIR VALUE -- Our outstanding long-term debt is based on LIBOR rates. We have determined that the fair value of our outstanding borrowings on our senior credit facility and promissory note approximate their carrying value at December 31, 2002. As indicated above, in January 2003, we completed the discounted repayment of the MHOP term loan for $42,100.

                       INTERSTATE HOTELS & RESORTS, INC.

6.  EARNINGS PER SHARE

     We calculated our basic earnings per common share by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding. Our diluted earnings per common share assumes the issuance of common stock for all potentially dilutive stock equivalents outstanding. The details of basic and diluted earnings per common share were as follows:

                                                           2002      2001      2000
                                                         ----------------------------
Net loss available to common stockholders..............  $(38,777)  $(8,046)  $(9,042)
Weighted average number of common shares outstanding
  (in thousands).......................................    13,563     5,704     5,956
                                                         --------   -------   -------
Net loss per basic and diluted common share............  $  (2.86)  $ (1.41)  $ (1.52)
                                                         ========   =======   =======

     On July 31, 2002, in the merger transaction, the Interstate shareholders received 4.6 shares of common stock for each share of Interstate stock outstanding. MeriStar stockholders continued to hold their existing stock. On August 1, 2002, we effected a one-for-five reverse stock split of all outstanding shares of common stock. The weighted average number of common shares outstanding used in the table above is presented assuming the conversion of Interstate stock and the reverse stock split occurred on January 1, 2000.

7.  SEGMENT INFORMATION

     We are organized into two operating divisions: hotel management and corporate housing. Both of these divisions are reportable operating segments. Each division is managed separately because of its distinctive products and services. We evaluate the performance of each division based on EBITDA.

     Prior to the MeriStar-Interstate merger on July 31, 2002, we operated in two reportable segments: (1) operations of luxury and upscale hotels and (2) operations of mid-scale, upper economy and budget hotels. Following the merger, we operate in the segments shown in the table below. For periods prior to the merger, we have combined our two previously reportable segments into the hotel management operating segment for presentation in the table shown below.

                                              HOTEL      CORPORATE              FINANCIAL
                                            MANAGEMENT    HOUSING     OTHER     STATEMENTS
                                            ----------   ---------   --------   ----------
YEAR ENDED DECEMBER 31, 2002
Revenue...................................   $554,352     $46,818    $     --    $601,170
EBITDA....................................   $ 19,158     $  (526)   $(26,764)   $ (8,132)
Total assets..............................   $247,865     $16,197    $ 16,619    $280,681
YEAR ENDED DECEMBER 31, 2001
Revenues..................................   $318,826     $    --    $     --    $318,826
EBITDA....................................   $  9,773     $    --    $ (3,026)   $  6,747
Total assets..............................   $ 97,199     $    --    $ 11,470    $108,669
YEAR ENDED DECEMBER 31, 2000
Revenues..................................   $534,053     $    --    $     --    $534,053
EBITDA....................................   $  3,901     $    --    $(14,646)   $(10,745)
Total assets..............................   $136,251     $    --    $  7,272    $143,523

     The other items in the tables above represent operating segment activity and assets for the non-reportable segments. The non-operating segment activity includes merger costs, restructuring costs, tender

                       INTERSTATE HOTELS & RESORTS, INC.

offer costs, asset impairments and write-offs, and joint venture start-up costs. The non-operating segment assets include deferred tax assets and deferred financing costs.

     Revenues from foreign operations were as follows:

                                                             2002      2001     2000
                                                            -------   ------   ------
Canada....................................................  $ 5,082   $1,584   $1,446
United Kingdom............................................  $10,719   $   --   $   --
France....................................................  $   354   $   --   $   --
Russia....................................................  $ 4,104   $3,656   $3,056

8.  MERGER

  ALLOCATION OF PURCHASE PRICE

     The merger between MeriStar and Interstate was completed on July 31, 2002. MeriStar issued 37,188,574 shares of its common stock with a value of $38,527. The value of the MeriStar shares issued was determined based on the average market price of MeriStar's common shares over the 2-day periods before and after the merger was announced. Additionally, MeriStar's stock options with a fair value of $953 vested in connection with the merger.

     We accounted for the merger as a purchase of MeriStar by Interstate. Accordingly, we have included the operating results of MeriStar in our condensed consolidated financial statements since July 31, 2002, the effective date of the merger. The following summarizes the merger:

Value of MeriStar common stock issued.......................  $  38,527
Value of MeriStar stock options.............................        953
Transaction costs...........................................      3,663
                                                              ---------
     Total cost of acquisition..............................     43,143
Fair value of liabilities assumed...........................    184,712
Fair value of assets acquired...............................   (135,895)
                                                              ---------
Goodwill....................................................  $  91,960
                                                              =========

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current Assets..............................................  $  34,686
Intangible Assets...........................................     59,712
Other Long-Term Assets......................................     41,497
                                                              ---------
Fair value of assets acquired...............................  $ 135,895
                                                              =========
Current Liabilities.........................................  $ (52,399)
Long term debt..............................................   (126,069)
Minority interest...........................................     (6,244)
                                                              ---------
Fair value of liabilities assumed...........................  $(184,712)
                                                              =========

     Of the $59,712 of intangible assets acquired, $58,199 relates to management contracts, amortized over an 18 year weighted-average useful life.

                       INTERSTATE HOTELS & RESORTS, INC.

     The $91,960 of goodwill was assigned to the hotel management and corporate housing segments in the amounts of $82,885 and $9,075 respectively, none of which is expected to be deductible for tax purposes.

  PRO FORMA INFORMATION

     The following pro forma information is presented assuming the merger and the one-for-five reverse stock split had been completed as of the beginning of the periods presented. In management's opinion, all pro forma adjustments necessary to reflect the material effects of these transactions have been made. The pro forma information does not purport to present what the actual results of operations would have been if the merger had occurred on such dates, nor to project the results of operations for any future period.

                       PRO FORMA INFORMATION (UNAUDITED)

                                                                 2002         2001
                                                              ----------   ----------
Total Revenue...............................................  $1,089,801   $1,114,705
Net loss....................................................  $   (9,662)  $  (20,487)
Loss per basic and diluted share............................  $    (0.48)  $    (1.02)

     The above pro forma results include the following material, non-recurring items:

                                                               2002      2001
                                                              -------   -------
Gain on lease conversion....................................  $(7,229)  $    --
Merger costs................................................  $ 8,006   $ 4,239
Restructuring expenses......................................  $13,296   $ 3,479
Tender offer costs..........................................  $ 1,000   $    --
Asset impairment and write-offs.............................  $ 3,787   $ 3,026
Charges to investments in and advances to affiliates,
  accounts and notes receivable, and other..................  $    --   $16,098

     GAIN ON LEASE CONVERSION -- Until June 28, 2002, MeriStar had leased 47 hotels from Winston Hotels, and managed 39 of these hotels. On June 30, 2002, the leases were assigned to a subsidiary of Winston. As of September 30, 2002, we continue to manage 38 of these hotels under five-year contracts, terminable on the sale of an asset or for any reason after 12 months. In connection with the assignment of the leases, MeriStar received $15,850 of cash on June 30, 2002 and an additional $3,266 of cash as of July 31, 2002. Also, net assets of $2,116 were transferred to the subsidiary of Winston and MeriStar wrote down $9,771 of goodwill and intangibles, resulting in a gain of $7,229.

     MERGER COSTS -- During 2001, MeriStar mailed a proxy to its shareholders seeking approval of a merger agreement with American Skiing Company, which the parties then mutually agreed to terminate. For the year ended December 31, 2001, $4,239 of expenses were incurred relating to the proposed merger.

     On a pro forma basis, during 2002 we incurred $8,006 of costs related to the merger and integration costs between Interstate and MeriStar. These costs include professional fees, travel and other transition costs incurred by MeriStar. All merger costs incurred by Interstate are referred to as transaction costs and included in the purchase price of the acquisition.

     RESTRUCTURING EXPENSES -- During 2001, MeriStar incurred $855 of restructuring costs related to the proposed merger between MeriStar and American Skiing. MeriStar also incurred $975 of restructuring costs related to closing several underperforming corporate housing markets.

     During 2002, in connection with the merger, we incurred restructuring charges related to personnel changes primarily as a result of relocation and elimination of certain job functions that are no longer

                       INTERSTATE HOTELS & RESORTS, INC.

needed under the combined company. Restructuring costs also includes estimates for non-cancelable lease costs associated with certain offices we plan to close.

     As a result of the restructuring, we recorded charges of $13,296 for the year ended December 31, 2002. At December 31, 2002, approximately $8,260 remains in the restructuring accrual.

     TENDER OFFER COSTS -- Prior to the merger, on April 11, 2002, Shaner Hotel Group Limited Partnership commenced an unsolicited partial tender offer to purchase 2,465,322 shares of Interstate's Class A Common Stock for $3.00 per share. The tender offer was subject to various conditions, including redemption of Interstate's preferred stock purchase rights in accordance with Interstate's Shareholder Rights Agreement, or Shaner being satisfied that those rights did not apply to the tender offer.

     Prior to the commencement of the tender offer, Interstate received unsolicited proposals from Shaner to combine its operations with Shaner's. These proposals also provided for Shaner's purchase of a portion of shares of Interstate's common stock. Interstate's board of directors unanimously voted to reject the proposals.

     On April 24, 2002, Interstate's full board of directors and a Special Committee of its independent directors concluded that the tender offer was financially inadequate and was not in the best interests of Interstate's stockholders. Therefore, they unanimously recommended that Interstate's stockholders reject the tender offer and not tender their shares pursuant to the tender offer. The tender offer expired on May 31, 2002.

     We incurred $1,000 of costs related to the tender offer and the unsolicited proposals during 2002. These costs are included in the accompanying consolidated statement of operations.

     ASSET IMPAIRMENTS AND WRITE-OFFS -- In 2001, we recorded a loss on impairment of equity investment in hotel real estate in the amount of $3,026. This loss related to our 20% non-controlling interest in a partnership that owns the Renaissance Worldgate Hotel in Kissimmee, Florida.

     In the fourth quarter of 2002, we recorded a $2,704 impairment charge to reduce the carrying value of our investment in FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P. to its estimated fair value. Also in the fourth quarter of 2002, we wrote off $1,083 of certain intangible management contract assets, due to the disposition of the related properties and the termination of our management contracts on these properties.

     CHARGES TO INVESTMENTS IN AND ADVANCES TO AFFILIATES, ACCOUNTS AND NOTES RECEIVABLE, AND OTHER -- During 2001, MeriStar recorded a charge in the amount of $16,098 to record an allowance for accounts and notes receivables and to write-off the remaining book values of impaired and abandoned assets.

MERGER COSTS

     Merger costs included in our statement of operations for the year ended December 31, 2002 consist of the following:

Write-off of deferred financing fees........................  $2,465
Write-off of officer and employee notes receivable..........   1,866
Accelerated Vesting of preferred stock......................   1,000
Write-off of fixed assets...................................   1,860
Integration costs...........................................   2,172
                                                              ------
     Total..................................................  $9,363
                                                              ======

                       INTERSTATE HOTELS & RESORTS, INC.

9.  RESTRUCTURING EXPENSES

     During 2002, in connection with the MeriStar-Interstate merger, we incurred restructuring charges related to personnel changes primarily as a result of relocation and elimination of certain job functions that are no longer needed under the combined company. Restructuring costs also includes estimates for non-cancelable lease costs associated with certain offices we plan to close.

     As a result of the restructuring, we recorded charges of $12,614 for the year ended December 31, 2002. A detail of the costs comprising the total charges is as follows:

Severance...................................................  $10,470
Non-cancelable lease cost...................................    2,144
                                                              -------
Total.......................................................  $12,614
                                                              =======

     At December 31, 2002, approximately $8,260 remains in the restructuring accrual.

10.  RELATED-PARTY TRANSACTIONS

     TRANSACTIONS WITH MERISTAR HOSPITALITY -- Mr. Paul W. Whetsell, our chairman, is an executive officer, director and stockholder of MeriStar Hospitality. Mr. Steven D. Jorns, our chief executive officer and one of our directors, is a former director and stockholder of MeriStar Hospitality. In fiscal 2002, we earned an aggregate of $9,475 in management fees from MeriStar Hospitality.

     On August 3, 1998, we entered into an employment agreement with Mr. Jorns, which agreement was amended by a letter agreement dated December 10, 1998, for a term of 5 years, expiring on August 3, 2003. After the initial term, Mr. Jorns' agreement renews automatically on a year-to-year basis.

     Under our intercompany agreement with MeriStar Hospitality, we each have, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, we have a right of first refusal to become the manager of any real property MeriStar Hospitality acquires. We also may provide each other with certain services. Those services may include administrative, renovation supervision, corporate, accounting, finance, risk management, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services. We are compensated for these services in an amount that MeriStar Hospitality would be charged by a third party for comparable services. During the year ended December 31, 2002, we were paid a net amount of $454 for such services.

     We incur day to day operating costs which are reimbursed by MeriStar Hospitality. The balance due from MeriStar Hospitality as of December 31, 2002 is $10,500, and includes management fees for each hotel, and reimbursements for insurance, employee benefits, sales and marketing expenses, and other miscellaneous operating expenses. These amounts are normally paid within 30 days.

     TRANSACTIONS WITH OTHER DIRECTORS/OFFICERS -- J. Taylor Crandall, one of our directors, holds an indirect general partnership interest in Oak Hill Capital Partners, L.P. and holds an indirect limited partnership interest in Oak Hill Capital Management Partners, L.P. Oak Hill holds a ninety percent equity interest in a joint venture with us that has acquired 10 full service hotels located throughout the United States. Mr. Crandall also serves as Vice President and Chief Operating Officer of Keystone, Inc., a stockholder of ours.

     Our corporate housing division leases five housing units from one of our senior officers. We paid $35 to lease these units in 2002.

     TRANSACTIONS WITH INVESTORS -- In October 2000, we entered into a management agreement with an affiliate of our principal investor group to manage the Hilton Hotel Beaumont (Texas). The net management fees earned from this hotel amounted to $164, $173 and $36 for the years ended

                       INTERSTATE HOTELS & RESORTS, INC.

December 31, 2002, 2001 and 2000, respectively. Accounts receivable owed from this hotel was not significant at December 31, 2002 and 2001.

     During 2001, we entered into management agreements to manage the Park Central Hotel in New York, NY and the Sheraton Capital Center Hotel in Raleigh, NC. The owners of these hotels engaged us to manage these properties pursuant to the rights of the principal lender of these hotels to select a third-party management company. The principal lender of these hotels is affiliated with our largest shareholder. The net management fees earned from these hotels amounted to $1,125 and $611 for the years ended December 31, 2002 and December 31, 2001, respectively. Accounts receivable owed from these hotels, which includes the reimbursement of costs, was $204 at December 31, 2001. Accounts receivable owed from this hotel was not significant at December 31, 2002. Effective March 1, 2003, we no longer manage the Sheraton Capital Center Hotel in Raleigh, NC.

     One of the former owners of the Residence Inn by Marriott Houston Astrodome/Medical Center is currently a member of our board of directors and an officer of an affiliate of our largest shareholder. This former owner is also an affiliate of the current managing partner of this property. Accounts receivable owed from this hotel was not significant at December 31, 2002 and 2001. The net management fees earned from these hotels amounted to $218 and $260 for the year ended December 31, 2002 and December 31, 2001, respectively

     The majority owners and the principal lender for the Renaissance Worldgate Hotel have representation on our board of directors and are affiliated with our largest shareholder. The net management fees earned from these hotels amounted to $68 and $240 for the year ended December 31, 2002 and December 31, 2001, respectively, and accounts receivable owed from this hotel were $334 and $1,213 at December 31, 2002 and 2001, respectively. The amount owed at December 31, 2002 was paid subsequent to year-end. The hotel's owner has also issued a promissory note of $282 for past accounts receivable we were owed. This note bears interest at the rate of nine percent per annum and is payable in equal quarterly installments beginning January 1, 2003. The hotel owner did not pay the first installment due on January 1, 2003.

     The principal lender for the eight FelCor hotels, held by FCH/IHC Hotels, L.P. and FCH/IHC Leasing, L.P., is affiliated with our largest shareholder.

11.  STOCK BASED COMPENSATION

     1999 EQUITY INCENTIVE PLAN -- The 1999 Equity Incentive Plan provides for long-term incentives to be awarded to eligible employees through grants of restricted stock and grants of stock options to purchase shares of common stock. The options generally vest over a three-year period and expire after ten years. During 1999, the Company issued 331,917 restricted shares of Class A Common Stock to two executives under the 1999 Equity Incentive Plan. In connection with the transactions contemplated under the Securities Purchase Agreement, these restricted shares became fully vested during the fourth quarter of 2000. The Employee Stock Purchase Plan, which was terminated by the Company in 2001, was designed to be a non-compensatory plan, whereby eligible employees elected to withhold a maximum of 8% of their salary and use such amounts to purchase common stock.

     In February 2001, the Board of Directors approved the repricing of all outstanding options to purchase shares of our Class A Common Stock. Under the terms of the repricing, each optionee was given the right to elect to keep their original stock options at the stated exercise price of $4.50, or to return 40% of their original stock options and retain the 60% remaining stock options with a new exercise price of $2.00. As a result of the repricing, an aggregate of 939,500 stock options granted on July 15, 1999, August 9, 1999, September 13, 1999 and September 28, 1999 were cancelled and replaced with 563,700 stock options at an exercise price of $2.00. Therefore, the original stock options previously accounted for under the provisions

                       INTERSTATE HOTELS & RESORTS, INC.

of APB No. 25 are now accounted for under variable plan accounting in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Any additional stock options granted during 2001 continued to be accounted for under the provisions of APB No. 25. For the year ended December 31, 2001, we did not incur a non-cash expense under variable plan accounting for the repricing as the closing market price for our common stock at December 31, 2001 was below the exercise price of $2.00. For the year ended December 31, 2002, we incurred a non-cash expense of $823 as the closing market price for our common stock at December 31, 2002 was above the exercise price of $2.00

     EMPLOYEE EQUITY INCENTIVE PLAN -- We have an equity incentive plan that authorizes us to issue and award options for up to up 15 percent of the number of outstanding shares of our common stock. We may grant awards under the plan to directors, officers, or other key employees.

     DIRECTOR'S PLAN -- We also have an equity incentive plan for non-employee directors that authorizes us to issue and award options for up to 500,000 shares of common stock. These options vest in three annual installments beginning on the date of grant and on subsequent anniversaries, provided the eligible director continues to serve as a director on each such anniversary. Options granted under the plan are exercisable for ten years from the grant date.

  SUMMARY INFORMATION

     The Employee Equity Incentive Plan and the Director's Plan were plans formed by MeriStar Hotels & Resorts, Inc. prior to the merger.

     Stock option activity under each plan is as follows:

                                 1999 EQUITY         EMPLOYEE EQUITY
                               INCENTIVE PLAN        INCENTIVE PLAN        DIRECTORS' PLAN
                             -------------------   -------------------   -------------------
                                         AVERAGE               AVERAGE               AVERAGE
                             NUMBER OF   OPTION    NUMBER OF   OPTION    NUMBER OF   OPTION
                              SHARES      PRICE     SHARES      PRICE     SHARES      PRICE
                             ---------   -------   ---------   -------   ---------   -------
Balance, January 1, 2000...  1,598,960    $4.89      598,949   $16.80     17,000     $18.55
  Granted..................         --       --      194,750    15.05      7,000      14.70
  Exercised................         --       --       (9,993)   11.85         --         --
  Cancelled................   (621,000)    4.89      (57,036)   17.10     (4,500)     18.05
Balance, December 31,
  2000.....................    977,960     4.89      726,670    16.25     19,500      17.30
  Granted..................    546,204     2.18      366,850     3.55      6,000      10.00
  Exercised................     (3,680)    2.17         (400)   11.80         --         --
  Cancelled................   (918,344)    4.86     (102,556)   16.95         --         --
Balance, December 31,
  2001.....................    602,140     2.51      990,564    11.50     25,500      15.60
  Granted..................         --       --      331,966     4.00     55,500       3.25
  Exercised................   (241,132)    2.17           --       --         --         --
  Cancelled................    (46,368)    2.98     (156,659)   15.09         --         --
Balance, December 31,
  2002.....................    314,640     2.66    1,165,871     8.92     81,000       7.13
Shares exercisable at
  December 31, 2002........    314,640     2.66      845,871    10.79     28,500      14.27
Shares exercisable at
  December 31, 2001........  2,441,218     3.55      417,535     2.31     67,506       3.50

                       INTERSTATE HOTELS & RESORTS, INC.

     The following table summarizes information about stock options outstanding at December 31, 2002:

                                          OPTIONS OUTSTANDING
                                  ------------------------------------    OPTIONS EXERCISABLE
                                                 WEIGHTED                ----------------------
                                                  AVERAGE     WEIGHTED                 WEIGHTED
                                                 REMAINING    AVERAGE                  AVERAGE
RANGE OF                            NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES                   OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
---------------                   -----------   -----------   --------   -----------   --------
$2.17 to $2.80..................     329,100       7.03        $ 2.31       329,100     $ 2.31
$3.05 to $3.45..................     324,850       9.03          3.37       272,350       3.39
$3.75 to $3.99..................     321,500       9.79          3.99         1,500       3.75
$4.00 to $15.30.................     324,799       6.29         11.73       324,799      11.73
$15.70 to $23.70................     261,262       5.36         18.65       261,262      18.65
                                   ---------       ----        ------     ---------     ------
$2.17 to $23.70.................   1,561,511       7.58        $ 7.57     1,189,011     $ 8.72

     We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, we apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employee," in accounting for the equity incentive plans and no compensation cost has been recognized as all grants have been made at fair value.

12.  COMMITMENTS AND CONTINGENCIES

     We lease apartments for our Corporate Housing division and office space for our corporate offices. Future minimum lease payments required under these operating leases as of December 31, 2002 were as follows:

2003........................................................  $24,115
2004........................................................   10,406
2005........................................................    9,199
2006........................................................    8,032
2007........................................................    6,982
Thereafter..................................................   17,419
                                                              -------
Total.......................................................  $76,153
                                                              =======

     In the course of normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters pending or asserted will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

                       INTERSTATE HOTELS & RESORTS, INC.

13.  SUPPLEMENTAL CASH FLOW INFORMATION

     For the year ended December 31, 2002 we have the following supplemental cash flow items:

Cash paid for interest and income taxes:
  Interest..................................................  $   6,572
  Income taxes..............................................  $     539
Operating assets and liabilities acquired in connection with the merger:
  Cash and cash equivalents.................................  $   1,766
  Accounts receivable, net..................................     15,080
  Due from MeriStar Hospitality.............................      7,873
  Prepaid expenses..........................................      7,593
  Deposits and other........................................      2,374
  Fixed assets, net.........................................     14,841
  Investment in and advances to affiliates..................     16,956
  Intangible assets, net....................................     59,712
  Deferred tax assets.......................................      9,700
                                                              ---------
     Total operating assets acquired........................  $ 135,895
                                                              =========
  Accounts payable & accrued expenses.......................  $ (52,399)
  Long-term debt............................................   (126,069)
  Minority interests........................................     (6,244)
                                                              ---------
     Total liabilities acquired.............................  $(184,712)
                                                              =========

     In 2001, we reclassified $450 of amounts due from a related party from accounts receivable to mandatorily redeemable preferred stock. We also reduced long-term management agreement intangible assets by $915 for the resolution of contingent assets related to the spin-off of our operations from Wyndham International, Inc. in 1999 and our redemption of Wyndham's non-voting ownership interest in 2000.

14.  STOCKHOLDERS' EQUITY AND MINORITY INTERESTS

     COMMON STOCK -- Prior to the merger, we had Class A, Class B and Class C Common Stock. Each holder of the Common Stock was entitled to one vote for each share. No stockholders had cumulative voting rights or preemptive, subscription or redemption rights. In 2001, we purchased and cancelled 826,000 shares of Class A Common Stock through our stock repurchase program for an aggregate purchase price of $2,000.

     The following table represents the number of shares of common stock authorized, issued and outstanding at December 31, 2001:

                                                                             ISSUED AND
                                                         PAR    AUTHORIZED   OUTSTANDING
                                                         ----   ----------   -----------
Class A common stock...................................  $.01   62,000,000    5,487,885
Class B common stock...................................  $.01    1,500,000      242,555
Class C common stock...................................  $.01    1,439,361           --
                                                                ----------    ---------
                                                                64,939,361    5,730,440

                       INTERSTATE HOTELS & RESORTS, INC.

     We accounted for the MeriStar-Interstate merger on July 31, 2002 as a purchase of MeriStar by Interstate using the purchase method of accounting. The merger was accounted for as a reverse acquisition with Interstate as the accounting acquirer, and MeriStar as the surviving company for legal purposes. As a result, MeriStar's stock is our common stock outstanding subsequent to the merger. In conjunction with the merger, we had the following transactions affecting common stock:

     - MeriStar issued 37,188,574 shares of its common stock.

     - The Preferred stock and the convertible notes were converted into MeriStar's Class A common stock.

     - Upon completion of the merger we effected a one-for-five reverse split of our common stock.

     In 2002, effective with the MeriStar-Interstate merger, the authorized common stock is 50,000,000 shares. As of December 31, 2002, 20,556,552 shares are issued and outstanding. Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders.

     TREASURY STOCK -- In October 2002, we authorized the repurchase of up to
5.0 million shares. For the year ended December 31, 2002 we repurchased 11,800 shares at a total cost of $46.

     MANDATORILY REDEEMABLE PREFERRED STOCK -- On October 20, 2000, we issued 725,000 shares (out of 850,000 authorized) Series B Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"). We issued 500,000 shares of the Preferred Stock to an investor group affiliated with Lehman Brothers Holding, Inc., and we issued 225,000 shares to three of our executives as deferred compensation.

     The Preferred Stock accrued dividends payable in cash at 8.75% per annum and up to 25% payable in additional stock at our option. If dividends were not paid within a specified period of time additional dividends would accrue. The Preferred Stock also received dividends paid to holders of Class A Common Stock.

     In addition, the Preferred Stock had certain rights regarding election of the Board of Directors, certain voting rights, and was convertible into 2.5 shares of Class A Common Stock. The Preferred Stock had a liquidation preference of $10.00 per share plus any accrued dividends and fair market value of the cash, securities and other property that the holder would have received had it converted its Preferred Stock plus accrued dividends. We had the obligation to redeem all outstanding shares of the Preferred Stock on October 20, 2007 for a redemption price of $10 per share.

     Effective with the MeriStar-Interstate merger, the Preferred Stock was converted into Class A Common Stock. On June 26, 2002, the investor group converted all but 10 shares of their Preferred Stock into 1,249,975 shares of the Class A Common Stock. As inducement for the conversion of preferred and the conversion of the convertible notes into Class A Common Stock, we paid the principal investor group $9,250. Of this amount, $1,943 was allocated to the conversion of the Preferred Stock. We recorded this payment as a conversion incentive payment-preferred stock on our statement of operations.

     On July 31, 2002, the merger was completed, and we completed a one-for-five reverse split of our common stock. On August 2, 2002, the investor group converted the remaining 10 shares of its Preferred Stock and the remaining principal amount of the notes, along with its 5,939,140 shares of class A common stock in exchange for 6,900,000 shares of post-split common stock. The three executives converted the Preferred Stock into 562,500 shares of class A common stock. We recorded the accelerated vesting of the Preferred Stock as a merger cost of $1,000.

     OPERATING PARTNERSHIP UNITS -- MeriStar H&R Operating Company, L.P., our subsidiary operating partnership, indirectly holds a substantial portion of all of our assets. We are the sole general partner of that partnership. We, one of our directors, and approximately 63 independent third-parties are limited partners of that partnership. The partnership agreement gives the general partner full control over the

                       INTERSTATE HOTELS & RESORTS, INC.

business and affairs of the partnership. The agreement also gives us, as general partner, the right, in connection with the contribution of property to the partnership or otherwise, to issue additional partnership interests in the partnership in one or more classes or series. These interests may have such designations, preferences and participating or other special rights and powers, including rights and powers senior to those of the existing partners, as we may determine.

     The partnership agreement currently has two classes of limited partnership interests: Class A units and Preferred units. As of December 31, 2002, the ownership of the limited partnership units was as follows:

     - We and our wholly-owned subsidiaries own a number of Class A units equal to the number of outstanding shares of our common stock; and

     - Other limited partners own 363,883 Class A units and 78,431 Preferred units.

     We did not make any distributions during 2002, 2001 or 2000 to the holders of the Class A units and Class B units. Holders of preferred units receive a 6.5% cumulative annual preferred return based on capital amount of $16.70 per unit; compounded quarterly to the extent not paid currently. All net income and capital proceeds received by the partnership, after payment of the annual preferred return and, if applicable, the liquidation preference, will be shared by the holders of the Class A units and Class B units in proportion to the number of units owned by each holder.

     The holders of each Class A or Class B unit not held by us or one of our subsidiaries is redeemable for cash equal to the value of one share of our common stock or, at our option, one share of our common stock. Until April 1, 2004, the partnership may redeem the Preferred units for cash at a price of $16.70 per unit or (with the holders consent) for our common stock having equivalent aggregate value. After April 1, 2004, each holder of the Preferred units may require the partnership to redeem these units for cash at a price of $16.70 per unit or, at the holder's option, shares of our common stock having equivalent aggregate value. If we or the holders of the Preferred units chose to redeem the Preferred units for our common stock instead of cash, and if our common stock was valued at that time at less than $16.70 per share, we would have to issue more shares of our common stock than the number of Preferred units being redeemed. For example, at December 31, 2002, our stock price was $4.80 per share. If the Preferred units were redeemed for common stock at that date, we would have issued 272,874 shares of our common stock, which would have represented approximately 1.3% of our then outstanding common stock, with respect to 78,431 Preferred units then outstanding.

15.  INSURANCE

     We provide certain insurance coverage to our managed hotels under the terms of each individual management agreement. This insurance is generally arranged through third-party carriers. Northridge Insurance Company, our subsidiary, reinsures a portion of the coverage from these third-party primary insurers. The policies provide for layers of coverage with minimum deductibles and annual aggregate limits. The policies are for coverage relating to innkeepers' losses (general/comprehensive liability), wrongful employment practices, garagekeeper's legal liability, replacement cost automobile losses, and real and personal property insurance.

     We are liable for any deficiencies in the IHC Employee Health and Welfare Plan (and related Health Trust), which provides certain of our employees with group health insurance benefits. There was a deficiency of $2,673 and $3,973 in the related Health Trust as of December 31, 2002 and 2001, respectively, which was recorded as a liability in the accompanying consolidated balance sheets.

                       INTERSTATE HOTELS & RESORTS, INC.

     All accounts of Northridge are classified with assets and liabilities of a similar nature in the consolidated balance sheets. Amounts restricted due to statutory requirements consist of cash and cash equivalents of $1,134 and $1,089 at December 31, 2002 and 2001, respectively. These amounts are included in restricted cash in the accompanying consolidated balance sheets. The consolidated statements of operations include the insurance income earned and related insurance expenses incurred. The insurance income earned is included in other fees in the consolidated statements of operations and is comprised of the following for the years ended December 31:

                                                              2002     2001     2000
                                                             ------   ------   ------
Reinsurance premiums written...............................  $5,459   $5,332   $5,772
Direct premiums written....................................     210      200      200
Reinsurance premiums ceded.................................    (210)    (200)    (355)
Change in unearned premiums reserve........................    (164)      47       90
Loss sharing premiums......................................      --       --       --
Insurance income...........................................  $5,295   $5,379   $5,707

16.  EMPLOYEE BENEFIT PLANS

     In addition to the IHC Employee Health and Welfare Plan, we maintain two defined contribution savings plans for our employees. Eligibility for participation in the plans is based on an employee meeting certain minimum age and service requirements. Employer matching contributions are based on a percentage of employee contributions. Participants may make voluntary, pre-tax contributions through salary deferrals to the plan in which they participate. We incurred expenses related to employees at our corporate offices of approximately $250, $213 and $227 and for the years ended December 31, 2002, 2001 and 2000, respectively.

     We maintain three deferred compensation plans for certain executives and hotel general managers by depositing amounts into trusts for the benefit of the participating employees. Deposits into the trusts are expensed and amounted to $231, $735 and $743 and for the years ended December 31, 2002, 2001 and 2000, respectively. Amounts in the trusts earn investment income, which serves to increase the corresponding deferred compensation obligation. Investments, which are recorded at market value, are directed by us or the participants, and consist principally of mutual funds. Unrealized gains and losses were not significant at December 31, 2002, 2001 and 2000.

17.  INCOME TAXES

     Our effective income tax expense (benefit) rate for the years ended December 31, 2002, 2001, and 2000 differs from the federal statutory income tax rate as follows:

                                                              2002    2001   2000
                                                              -----   ----   -----
Statutory tax rate..........................................   35.0%  35.0%   35.0%
State and local taxes.......................................    2.9    1.0     3.0
Difference in rates on foreign subsidiaries.................   (0.2)    --      --
Business meals and entertainment............................   (0.1)    --      --
Compensation expense........................................   (1.4)    --      --
Tax credits.................................................    4.3     --      --
Valuation allowance.........................................  (26.5)  (4.0)     --
Other.......................................................  (11.2)    --   (15.0)
                                                              -----   ----   -----
                                                                2.8%  32.0%   23.0%
                                                              =====   ====   =====

                       INTERSTATE HOTELS & RESORTS, INC.

     The components of income tax expense (benefit) are as follows:

                                                           2002      2001      2000
                                                          -------   -------   -------
Current:
  Federal...............................................  $    --   $  (605)  $   366
  State.................................................    1,236        16       (42)
  Foreign...............................................    1,000        --        --
                                                          -------   -------   -------
                                                            2,236      (589)      324
                                                          -------   -------   -------
Deferred:
  Federal...............................................   (2,948)   (2,681)   (5,477)
  State.................................................     (421)      (25)     (782)
                                                          -------   -------   -------
                                                           (3,369)   (2,706)   (6,259)
                                                          -------   -------   -------
                                                          $(1,133)  $(3,295)  $(5,935)
                                                          =======   =======   =======

     The tax effects of the temporary differences and carryforwards that give rise to our net deferred tax asset (liability) at December 31, 2002 and 2001 are as follows:

                                                                2002      2001
                                                              --------   ------
DEFERRED TAX ASSETS:
Minority interest temporary difference......................  $  1,934   $   --
Net operating loss carryforward.............................    28,683      812
Accrued expenses............................................     4,925    1,511
Tax credits.................................................     1,727       --
Equity in investee earnings.................................     1,029    1,963
Other.......................................................         7      (41)
                                                              --------   ------
Total gross deferred tax assets.............................    38,305    4,245
Less: valuation allowance...................................   (10,767)    (395)
                                                              --------   ------
  Net deferred tax assets...................................    27,538    3,850
                                                              --------   ------
DEFERRED TAX LIABILITIES:
Allowance for doubtful accounts.............................      (142)      --
Depreciation and amortization expense.......................    (4,800)   3,833
Prepaid expense.............................................      (607)      --
Intangible assets basis differences.........................    (1,403)      --
Other.......................................................      (412)      --
                                                              --------   ------
     Total gross deferred tax liabilities...................    (7,364)   3,833
                                                              --------   ------
Net deferred tax asset......................................  $ 20,174   $7,683
                                                              ========   ======

     In 2002, we recorded the following items related to our valuation allowance against deferred tax assets:

     - In conjunction with the MeriStar-Interstate merger, we recorded a $9,040 valuation allowance to reduce our deferred tax assets to an amount that we believe is more likely than not to be realized. This was an allowance against some, but not all, of our recorded deferred tax assets. We have

                       INTERSTATE HOTELS & RESORTS, INC.

       considered estimated future taxable income and prudent and feasible ongoing tax planning strategies in assessing the need for a valuation allowance.

     - During 2002, we had potential federal income tax benefits of $1,727 from certain tax credits that generated deferred tax assets. For financial reporting purposes, we established a valuation allowance of $1,727 due to the uncertainty associated with realizing this deferred tax asset. Also, we have not recorded any deferred tax asset for tax credits generated by MeriStar prior to the MeriStar-Interstate merger, due to statutory usage limitations.

     At December 31, 2002, we had net operating loss carryforwards available from pre-merger periods of $24,230, after considering statutory usage limitations. These net operating losses begin to expire in 2018. At December 31, 2002 we had a net operating loss carryforward available of $20,124 from 2002 operations that will not expire until 2023.

18.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table sets forth certain items included in our consolidated financial statements for each quarter of the years ended December 31, 2002 and 2001. For comparable purposes, all shares used in calculating earnings per share in periods prior to July 31, 2002 reflect the issuance of 4.6 shares of MeriStar stock and the 1:5 reverse stock split in connection with the MeriStar-Interstate merger.

                                               FIRST     SECOND     THIRD      FOURTH
                                              -------   --------   --------   --------
2001:
Total revenues..............................  $80,490   $ 82,718   $ 77,876   $ 77,742
Operating income (loss).....................     (594)       259     (3,830)       518
Net income (loss)                                (312)       118      4,191    (11,347)
Net loss available to common stockholders...     (486)       (56)    (4,365)    (3,139)
Basic and diluted earnings per common
  share.....................................     (.08)      (.01)      (.78)      (.60)

2002:
Total revenues..............................  $72,788   $ 84,440   $196,595   $247,347
Operating income (loss).....................    1,033     (1,467)   (18,954)    (2,802)
Net loss                                         (115)   (10,233)   (19,377)    (6,446)
Net loss available to common stockholders...     (289)   (12,664)   (22,428)    (3,396)
Basic and diluted earnings per common
  share.....................................     (.05)     (2.26)     (1.30)      (.17)

     On August 14, 2002 and November 14, 2002, we filed our quarterly reports on Form 10-Q for the interim periods ended June 30, 2002 and September 30, 2002, respectively; the financial results in those quarterly reports presented the total of the conversion incentive payments as a charge to net loss available to common stockholders in our statement of operations. Subsequent to filing those quarterly reports on Form 10-Q, we have concluded that the presentation in this Form 10-K is the appropriate way in which to present this information pursuant to the guidance in EITF D-42 and SFAS No. 84. Accordingly, in this Form 10-K we have allocated the $9,250 total of conversion incentive payments as $7,307 to the convertible notes and $1,943 to the Preferred Stock. This new presentation changes the amount of the net loss for the second quarter of 2002 by $7,307, from $(2,926) to $(10,233). This new presentation has no effect on our operating loss, net loss available to common stockholders or EPS calculations for any quarter in 2002.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                9,500,000 SHARES


                                  COMMON STOCK


                       (INTERSTATE HOTELS & RESORTS LOGO)
                                  ------------


                             PRELIMINARY PROSPECTUS



                               NOVEMBER    , 2003


                                  ------------


                                   CITIGROUP



                     CREDIT LYONNAIS SECURITIES (USA) INC.



                                    SG COWEN

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following statement sets forth the estimated amounts of expenses, other than underwriting discounts and commissions, to be borne by the registrant in connection with the distribution of the offered securities.


Filing fee for Registration Statement.......................  $  5,913
Printing fees and expenses..................................   150,000
Accounting fees and expenses................................    50,000
Legal fees and expenses.....................................   250,000
Miscellaneous...............................................    44,087
                                                              --------
Total.......................................................  $500,000
                                                              ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred, including liabilities under the Securities Act, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the Delaware General Corporation Law). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors' liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law, (iii) unlawful payments of dividends, stock purchases or redemptions or (iv) transactions from which a director derives an improper personal benefit. The registrant's certificate of incorporation contains such a provision.

     The registrant's bylaws provide that it will indemnify each director and each officer of the registrant against all claims and expenses resulting from the fact that he or she was an officer or director of the registrant. In addition, the registrant's board of directors may, at its option, indemnify any other persons who are not directors or officers of the registrant but are serving, or who have served, at the request of the registrant, in similar capacities for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

     Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such. The registrant's certificate of incorporation and bylaws contain such provisions. The registrant has obtained liability insurance covering its directors and officers for claims asserted against them or incurred by them in such capacity, including claims brought under the Securities Act.

     No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

     Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the registrant since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

ITEM 16.  EXHIBITS.


 4.1.1   Amended and Restated Certificate of Incorporation of the
         Registrant, formerly MeriStar Hotels & Resorts, Inc.
         (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 23, 1998
         (Registration No. 333-49881)).
 4.1.2   Certificate of Amendment of the Restated Certificate of
         Incorporation of the Registrant, formerly known as MeriStar
         Hotels & Resorts, Inc., dated June 30, 2001 (incorporated by reference to Exhibit 3.1.1 to the Registrant's Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 8, 2002).
 4.1.3   Certificate of Amendment of the Restated Certificate of
         Incorporation of the Registrant dated July 31, 2002
         (incorporated by reference to Exhibit 3.1.3 to the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on August 2, 2002).
 4.2.1   By-laws of the Registrant, formerly MeriStar Hotels &
         Resorts, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 23, 1998
         (Registration No. 333-49881)).
 4.2.2 Amendment to the By-laws of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on August
         2, 2002).
 4.3     Form of Certificate representing Common Stock of the
         Registrant (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on August 2, 2002).
 4.4     Specimen Rights Certificate of the Registrant, formerly
         MeriStar Hotels & Resorts, Inc. (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on
         Form S-1/A, filed with the Securities and Exchange
         Commission on July 23, 1998 (Registration No. 333-49881)).
 4.5.1   Form of Rights Agreement, dated July 23, 1998, between the
         Registrant, formerly MeriStar Hotels & Resorts, Inc. and the
         Rights Agent (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 23, 1998
         (Registration No. 333-49881)).
 4.5.2 Amendment to Rights Agreement, dated December 8, 2000, between the Registrant and the Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on December 12, 2000).
 4.5.3 Second Amendment to Rights Agreement, dated May 1, 2002, between the Registrant and the Rights Agent (incorporated by reference to Exhibit 4.1(c) to the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on May 3,
         2002).
 5.1* Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding the legality of the shares.
 8.1 Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters.
23.1     Consent of KPMG LLP, Independent Auditors.
23.2     Consent of PricewaterhouseCoopers LLP, Independent
         Accountants.
23.3*    Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP
         (included in Exhibit 5.1).
24.1* Powers of Attorney (included on the signature page of this Form S-3).


---------------

* Previously filed.

ITEM 17.  UNDERTAKINGS

A.  UNDERTAKINGS PURSUANT TO RULE 415

     The undersigned registrant hereby undertakes:

          (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     provided, however, that the undertakings set forth in clauses (a)(i) and
     (a)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
     Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

          (b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of any of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.  UNDERTAKING IN RESPECT OF INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arlington, State of Virginia, on November 10, 2003.


                                          INTERSTATE HOTELS & RESORTS, INC.

                                          By:  /s/ CHRISTOPHER L. BENNETT
                                            ------------------------------------
                                              Name: Christopher L. Bennett, Esq.
                                              Title:   Senior Vice President,
                                                       General Counsel and
                                                       Secretary


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on November 10, 2003 by the following persons in the capacities indicated.


                  SIGNATURE                                 TITLE
                  ---------                                 -----

                  *                                 Chairman of the Board
--------------------------------------
           Paul W. Whetsell


                  *                         Chief Executive Officer and Director
--------------------------------------          (Principal Executive Officer)
           Steven D. Jorns


                  *                                Chief Financial Officer
--------------------------------------       (Principal Financial and Accounting
           James A. Calder                                Officer)


                  *                                       Director
--------------------------------------
           Karim J. Alibhai


                                                          Director
--------------------------------------
          Leslie R. Doggett

                  *                                       Director
-----------------------------------------
          Joseph J. Flannery

                  SIGNATURE                                 TITLE
                  ---------                                 -----


                  *                                       Director
-----------------------------------------
           Thomas F. Hewitt


                  *                                       Director
-----------------------------------------
          Mahmood J. Khimji


                                                          Director
--------------------------------------
           James B. McCurry

                  *                                       Director
-----------------------------------------
         Raymond C. Mikulich


                                                          Director
--------------------------------------
         John J. Russell, Jr.

                                                          Director
--------------------------------------
          Sherwood M. Weiser


 *By:     /s/ CHRISTOPHER L. BENNETT
        -----------------------------------------
            Christopher L. Bennett
               Attorney-in-Fact

                                    EXHIBITS


    4.1.1      Amended and Restated Certificate of Incorporation of the
               Registrant, formerly MeriStar Hotels & Resorts, Inc.
               (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 23, 1998
               (Registration No. 333-49881)).
    4.1.2      Certificate of Amendment of the Restated Certificate of
               Incorporation of the Registrant, formerly known as MeriStar
               Hotels & Resorts Inc., dated June 30, 2001 (incorporated by reference to Exhibit 3.1.1 to the Registrant's Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 8, 2002).
    4.1.3      Certificate of Amendment of the Restated Certificate of
               Incorporation of the Registrant dated July 31, 2002
               (incorporated by reference to Exhibit 3.1.3 to the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on August 2, 2002).
    4.2.1      By-laws of the Registrant, formerly MeriStar Hotels &
               Resorts, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 23, 1998
               (Registration No. 333-49881)).
    4.2.2 Amendment to the By-laws of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on August
               2, 2002).
    4.3        Form of Certificate representing Common Stock of the
               Registrant (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on August 2, 2002).
    4.4        Specimen Rights Certificate of the Registrant, formerly
               MeriStar Hotels & Resorts, Inc. (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on
               Form S-1/A, filed with the Securities and Exchange
               Commission on July 23, 1998 (Registration No. 333-49881)).
    4.5.1      Form of Rights Agreement, dated July 23, 1998, between the
               Registrant, formerly MeriStar Hotels & Resorts, Inc. and the
               Rights Agent (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on July 23, 1998
               (Registration No. 333-49881)).
    4.5.2 Amendment to Rights Agreement, dated December 8, 2000, between the Registrant and the Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on December 12, 2000).
    4.5.3 Second Amendment to Rights Agreement, dated May 1, 2002, between the Registrant and the Rights Agent (incorporated by reference to Exhibit 4.1(c) to the Registrant's Form 8-A/A filed with the Securities and Exchange Commission on May 3,
               2002).
    5.1* Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding the legality of the shares.
    8.1 Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters.
   23.1        Consent of KPMG LLP, Independent Auditors.
   23.2        Consent of PricewaterhouseCoopers LLP, Independent
               Accountants.
   23.3*       Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP
               (included in Exhibit 5.1).
   24.1* Powers of Attorney (included on the signature page of this Form S-3).


---------------


* Previously filed